NOTICE OF SPECIAL MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SECURITYHOLDERS

OF EMX ROYALTY CORPORATION

Date:	November 4, 2025

Time:	10:00 A.M. (Vancouver time)

Where:	Suite 2200, RBC Place, 885 West Georgia Street
Vancouver, British Columbia V6C 3E8

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with this document, you should consult with your investment dealer, broker, lawyer or other professional advisor. This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. If you have any questions or require assistance, please contact EMX Royalty Corporation's proxy solicitation agent and shareholder communications advisor, Laurel Hill Advisory Group, at:

Laurel Hill Advisory Group
North American Toll-Free: 1.877.452.7184
Calls Outside North America: 1.416.304.0211
Email: assistance@laurelhill.com

EMX ROYALTY CORPORATION

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS

Date:	November 4, 2025
Time:	10:00 a.m. (Vancouver time)
Place:	Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Supreme Court of British Columbia (the "Court") dated September 29, 2025, a special meeting (the "Meeting") of the shareholders ("Shareholders") and optionholders who have been issued stock options (each, an "EMX Option") under the EMX Option Plan (as defined below) ("Optionholders", and together with Shareholders, the "Securityholders") of EMX Royalty Corporation ("EMX") will be held on November 4, 2025 beginning at 10:00 a.m. (Vancouver time) and located at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, for the following purposes:

(a) to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution"), the full text of which is set forth in Appendix A to the accompanying management information circular of EMX dated September 29, 2025 (the "Circular"), to approve a plan of arrangement (the "Arrangement") under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) ("BCBCA") involving EMX, Elemental Altus Royalties Corp. and 1554829 B.C. Ltd.; and

(b) to transact such further and other business as may properly be brought before the Meeting or any adjourned or postponed Meeting.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If the Arrangement Resolution is not approved by the Securityholders at the Meeting, the Arrangement will not be completed.

The board of directors of EMX (subject to two directors declaring an interest and abstaining from voting on the matter), after receiving the unanimous recommendation of a special committee comprised solely of independent directors of EMX, unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

In addition to in person attendance, the Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. Any Securityholder attending the Meeting via the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting. Accordingly, in order that as many common shares of EMX (each, an "EMX Share") and EMX Options as possible are represented at the Meeting, Securityholders are encouraged to vote their EMX Shares and/or EMX Options via proxy prior to the proxy cut-off time as further described below. The accompanying Circular provides a summary of the information Securityholders will need to attend the Meeting.

The record date for the determination of Securityholders entitled to receive notice of and to vote at the Meeting is September 25, 2025 (the "Record Date"). Only Securityholders whose names have been entered in the register of Securityholders at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Each EMX Share entitled to be voted at the Meeting will entitle the holder thereof to one vote per EMX Share at the Meeting. Each EMX Option entitled to be voted at the Meeting will entitle the holder thereof to one vote per EMX Option at the Meeting. The Arrangement Resolution must be approved by (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators.

A Securityholder may attend the Meeting in person or may be represented by proxy. Securityholders that are unable to attend the Meeting (or any adjournment or postponement thereof) in person are requested to date, sign and return the accompanying form of proxy or voting instruction form ("VIF"), as applicable, for use at the Meeting (or at any adjournment or postponement thereof), or alternatively, follow the instructions in such documents to vote electronically. Even if you plan to attend the Meeting in person, you may still vote in advance via proxy. In order to be acted upon at the Meeting, validly completed instruments of proxy must be received by Computershare Investor Services Inc., Attention: Proxy Department, by mail: 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, or by facsimile: 1-866-249-7775 for toll free within North America or 1-416-263-9524 outside of North America, no later than 10:00 a.m. (Vancouver time) on October 31, 2025 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and holidays in the Province of British Columbia) prior to the time of the commencement of any adjournment or postponement of the Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice. Registered Securityholders may use the internet (www.investorvote.com) or the telephone (1-866-732-8683) to transmit voting instructions on or before the date and time noted above and may also use the internet to appoint a proxyholder to attend and vote on behalf of such registered Securityholder, at the Meeting.

If you wish that a person other than the management nominees identified on the form of proxy or VIF attend and vote at the Meeting as your proxy and vote your EMX Shares and/or EMX Options, including if you are not a registered Shareholder and wish to appoint yourself as proxyholder to attend and vote at the Meeting, you MUST submit your form of proxy (or proxies) or VIF, as applicable, in accordance with the instructions set out in the Circular. If submitting a proxy or VIF appointing a person other than the management nominees identified, you must return your proxy or VIF in accordance with the instructions set out in the Circular by 10:00 a.m. (Vancouver time) on October 31, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the adjourned or postponed Meeting, excluding Saturdays, Sundays and holidays). For information regarding voting or appointing a proxyholder by internet or voting online or by telephone, see the form of proxy and/or the section of the accompanying Circular entitled "Part VIII - General Proxy Matters".

Non-registered holders of EMX Shares who receive these materials through their broker, bank, trust company or other intermediary or nominee should follow the instructions provided by such broker, bank, trust company or other intermediary or nominee.

Securityholders who have questions about the information in the accompanying Circular or who need assistance with voting may contact EMX's proxy solicitation agent and securityholder communications advisor, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (toll free in North America) or 1-416-304-0211 (collect calls outside North America) or by email at assistance@laurelhill.com.

Pursuant to the Interim Order, registered Shareholders have a right to dissent in respect of the Arrangement Resolution. If the Arrangement Resolution is passed, a registered Shareholder that has duly and validly exercised their dissent rights in accordance with Sections 237 to 247 the BCBCA, as modified by the plan of arrangement, the Interim Order, and any other order of the Court, will be entitled to be paid an amount equal to the fair value of their EMX Shares as of the close of business on the business day before the Arrangement Resolution was approved. This dissent right and the dissent procedures are described in the accompanying Circular.

A registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to EMX a written objection to the Arrangement Resolution, which written objection must be sent to EMX (i) c/o Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 (Attention: Jessica Lewis) and (ii) with a copy by email to jlewis@cassels.com, to be received by no later than 5:00 p.m. (Vancouver time) on October 31, 2025 or, in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Vancouver time) on the day that is two business days prior to the date of the adjourned or postponed Meeting, and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the plan of arrangement, the Interim Order, and any other order of the Court.

Failure to strictly comply with the dissent procedures described in the Circular may result in the loss of any dissent rights. See the section entitled "Part I - The Arrangement - Right to Dissent" and Appendix L, "Section 237 through Section 247 of the Business Corporations Act (British Columbia)" in the accompanying Circular. Any Shareholder wishing to exercise Dissent Rights should seek independent legal advice.

The proxyholder has discretion under the accompanying form of proxy or VIF with respect to any amendments or variations of the matter of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment or postponement thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation or other matter that comes before the Meeting is routine or contested. As of the date hereof, management of EMX knows of no amendments, variations or other matters to come before the Meeting other than the matters set forth in this Notice of Special Meeting. Securityholders that are planning on returning the accompanying form of proxy or VIF are encouraged to review the accompanying Circular carefully before submitting their form of proxy or VIF.

	Registered Securityholders	Non-Registered Shareholders
	EMX Shares and/or EMX Options held in own name and represented by a physical certificate or DRS.	EMX Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

Dated at Vancouver, British Columbia, the 29th day of September, 2025.

ON BEHALF OF THE BOARD

(signed) "Michael Winn"
Michael Winn
Executive Chairman and Director

EMX ROYALTY CORPORATION

LETTER TO SECURITYHOLDERS

September 29, 2025

Dear Fellow Securityholders:

You are invited to attend a special meeting (the "Meeting") of the shareholders ("Shareholders") and optionholders who have been issued stock options (each, an "EMX Option") under the EMX Option Plan (as defined below) ("Optionholders", and together with Shareholders, the "Securityholders") of EMX Royalty Corporation ("EMX") to be held on November 4, 2025 beginning at 10:00 a.m. (Vancouver time) and located at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. The Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. Any Securityholder attending the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting will be able to vote during the Meeting.

At the Meeting, you will be asked to consider and, if deemed advisable, to pass a special resolution to approve the proposed plan of arrangement (the "Arrangement") under the Business Corporations Act (British Columbia) involving EMX and Elemental Altus Royalties Corp. ("Elemental Altus") and 1554829 B.C. Ltd. ("Acquireco"). Please complete the enclosed form of proxy or voting instruction form ("VIF") and, in the case of a form of proxy, submit it to our transfer agent and registrar, Computershare Investor Services Inc. and, in the case of a VIF, submit it as instructed on such form or, alternatively, follow the instructions in such documents to vote electronically, as soon as possible but no later than 10:00 a.m. (Vancouver time) on October 31, 2025, or if the Meeting is adjourned or postponed, not later than 48 hours (excluding weekends and holidays in the Province of British Columbia) prior to the time of the commencement of any adjourned or postponed Meeting.

The Arrangement

On September 4, 2025, EMX, Elemental Altus and Acquireco entered into an arrangement agreement (the "Arrangement Agreement"). Pursuant to the Arrangement Agreement and the accompanying plan of arrangement (the "Plan of Arrangement"), Elemental Altus has agreed to, indirectly through an amalgamation of EMX with Acquireco, acquire all of the issued and outstanding common shares of EMX ("EMX Shares") for 0.2822 (the "Exchange Ratio") Elemental Altus common shares (each, an "Elemental Altus Share") for each EMX Share (the "Consideration"). Optionholders will receive replacement options of EMX ("Replacement Options"), with each Replacement Option being exercisable to purchase from Elemental Altus a number of Elemental Altus Shares equal to the number of EMX Shares subject to such EMX Option immediately prior to the effective time of the Arrangement multiplied by the Exchange Ratio (rounded down to the nearest whole number of Elemental Altus Shares) at an exercise price per Elemental Altus Share being the exercise price per EMX Share underlying such EMX Option immediately prior to the effective time of the Arrangement divided by the Exchange Ratio (rounded up to the nearest whole cent). Immediately following completion of the Arrangement and the concurrent Elemental Altus Financing (as defined below), subject to certain assumptions including that no additional EMX Shares are issued prior to the closing date of the Arrangement and that there are no Shareholders who exercise dissent rights, former Shareholders (including former holders of restricted share units of EMX) are anticipated to own approximately 49% of the outstanding shares of the combined company (the "Combined Company") and existing shareholders of Elemental Altus (the "Elemental Altus Shareholders") are anticipated to own approximately 51% of the outstanding shares of the Combined Company.

The Arrangement is currently anticipated to be completed in the fourth quarter of 2025. Registered Shareholders are concurrently being provided with a letter of transmittal explaining how to exchange their EMX Shares for Elemental Altus Shares. Shareholders whose EMX Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their EMX Shares under the Arrangement.

No action needs to be taken by the Optionholders to receive their Replacement Options.

Benefits to Securityholders

In reaching its conclusions and formulating its recommendation that Securityholders vote FOR the Arrangement Resolution (as defined below), the board of directors of EMX (the "Board") and a special committee comprised solely of independent directors of EMX (the "Special Committee") reviewed and considered a significant amount of information as well as a number of factors relating to the Arrangement, with the benefit of advice from their respective financial and legal advisors and input from EMX's senior management team, a summary of which is presented below. A more fulsome description of the information and factors considered by the Board and the Special Committee is located in the accompanying management information circular of EMX (the "Circular"):

  Top Quality, Globally Diversified Portfolio The Combined Company will create a peer-leading revenue generating royalty company with combined revenue guidance of US$70 million in 2025 and analyst consensus revenue of US$80 million in 20261, underpinned by strong growth visibility. The Combined Company is expected to maintain a gold focused portfolio with projected adjusted revenue relating to a commodity split of 67% precious metals and 33% base metals on a latest quarter revenue basis, providing exposure to record gold prices. The Combined Company will also continue with a strengthened asset portfolio, anchored by four cornerstone royalties with world-class operators, as well as diversification through exposure to 16 paying royalties and 200 total royalties, providing a balanced foundation of immediate cash flow and long-term upside.

  Meaningful Scale. The Combined Company results in a larger, well capitalized entity with  a lower cost of capital, positioned to pursue further accretive royalty opportunities in the market. Graduating to become a mid-tier royalty company, with a materially higher combined revenue than the junior royalty companies, will fill a gap in the market left by recent industry consolidation. Further, the combined trading liquidity and expected indexation demand is anticipated to help close the valuation gap with peers.  The Combined Company has a definitive trajectory, including the pursuit of a listing on NASDAQ, or at the discretion of Elemental Altus, NYSE American prior to the closing of the Arrangement.

  Future Growth. The Combined Company is expected to benefit from complementary management expertise, uniting Elemental Altus' proven track record of accretive royalty acquisitions with EMX's disciplined royalty generation and acquisition capabilities. Additionally, the royalty generation business presents a unique differentiator, offering low cost, organic growth.

  Fairness Opinions. The Board received a fairness opinion from CIBC World Markets and the Special Committee received a fairness opinion from Haywood, each dated September 4, 2025, and each to the effect that, as of the date of such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, in each case based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in each such opinion, as more fully described in the section in the accompanying Circular entitled "Part I - The Arrangement - Opinions of Financial Advisors".

  Support of Directors, Officers and Shareholders. The boards of directors of each of EMX and Elemental Altus (subject to abstentions where legally required) and the Special Committee have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers and certain shareholders of each of EMX and Elemental Altus have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution at the Meeting and in favour of the Elemental Altus Resolutions (as defined below) at the special meeting (the "Elemental Altus Meeting") of Elemental Altus Shareholders to be held on November 4, 2025, as applicable. Additionally, the Elemental Altus Financing (as defined below) emphasizes strong investor confidence (including Tether (as defined below)) in the strategy and long-term vision of the Combined Company, and will provide it significant financial capacity and facilitate the Combined Company being unlevered upon completion of the Arrangement.

1 Based on figures (i) with respect to EMX from National Bank Financial Inc. and as of August 12, 2025, and (ii) with respect to Elemental Altus from each of Raymond James Ltd. and National Bank Financial Inc. as of August 19, 2025 and from Canaccord Genuity Corp. as of May 26, 2025.

  Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Board and the Special Committee. The Arrangement provides for a 21.5% premium on the 20 day volume weighted average price to Shareholders and management of EMX who will be taking on management positions with the Combined Company including the CEO and CFO roles.

  Other Factors. The Board and the Special Committee also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of EMX and Elemental Altus in the royalty, metals and mining industry, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of EMX and Elemental Altus, taking into account the results of EMX's due diligence review of Elemental Altus and its royalty interests.

We believe that the business combination with Elemental Altus brings with it an exciting future for EMX and our Securityholders. For additional information with respect to these and other reasons for the Arrangement, see the section in the accompanying Circular entitled "Part I - The Arrangement - Reasons for Recommendation of the Board".

Your vote is important. Whether or not you plan to attend the Meeting in person, we encourage you to vote promptly.

Regardless of whether Securityholders are attending the Meeting in person, Securityholders are encouraged to promptly submit the enclosed proxy form, or VIF, as applicable. Securityholders may vote online, by telephone or by mail. Proxies to be used at the Meeting, must be received by EMX's transfer agent, Computershare Investor Services Inc. by no later than 10:00 a.m. (Vancouver time) on October 31, 2025 (or, if the Meeting is adjourned or postponed, by the time that is 48 hours prior to the commencement of the adjourned or postponed Meeting, excluding Saturdays, Sundays and holidays). See the section in the accompanying Circular entitled "Part VIII - General Proxy Matters".

Securityholders that have questions or require further assistance, please contact EMX's proxy solicitation agent and securityholder communications advisor, Laurel Hill Advisory Group, by: (i) telephone, toll-free for Securityholders in North America at 1-877-452-7184, or collect call for Securityholders outside of North America at 416-304-0211; or (ii) e-mail to assistance@laurelhill.com. See the back page of this Circular for other methods of contacting EMX's proxy solicitation agent and securityholder communications advisor.

Required Approval

In order to become effective, the resolution approving the Arrangement (the "Arrangement Resolution"), the full text of which is set out in Appendix A to the accompanying Circular, must be approved by (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the Canadian Securities Administrators ("MI 61-101"). See the section in the accompanying Circular entitled "Part I - The Arrangement - Securities Law Matters - Canada". Completion of the Arrangement is subject to, among other things, the approval of the Arrangement Resolution by the Securityholders, the receipt of the Elemental Altus Shareholder Approval (as defined below), the approval of the Supreme Court of British Columbia, the satisfaction of the conditions precedent to the completion of the Elemental Altus Financing, the approval of the TSX Venture Exchange ("TSX-V") for the Arrangement, and the conditional approval or authorization for listing of the Elemental Altus Shares to be issued as the Consideration (and upon exercise of the Replacement Options and adjusted EMX Warrants) on the TSX-V and a U.S. stock exchange. The Arrangement will not proceed if any of such approvals are not obtained subject to limited exceptions in certain instances.

At the Elemental Altus Meeting, the Elemental Altus Shareholders will be asked to consider resolutions approving (a) a non-brokered private placement (the "Elemental Altus Financing") of 7,502,502 Elemental Altus Shares at a price of C$18.38 (or US$13.33) to raise gross proceeds of approximately US$100,000,000 (the "Elemental Altus Financing Resolution"), pursuant to the requirements of MI 61-101; (b) Tether Investments, S.A. de C.V. ("Tether") as a "Control Person" of Elemental Altus pursuant to TSX-V policies (the "Elemental Altus Control Person Resolution"); (c) the change of Elemental Altus' name to "Elemental Royalty Corp." (the "Elemental Altus Name Change Resolution", and collectively, the "Elemental Altus Resolutions"), and/or such other approvals, including disinterested or minority approvals, in each case as may be required by the TSX-V and/or applicable Securities Laws, in connection with the transactions contemplated by the Arrangement Agreement. The "Elemental Altus Shareholder Approval" means the approval of the Elemental Altus Resolutions (other than the Elemental Altus Name Change Resolution) at the Elemental Altus Meeting, which must be approved by at least (a) a simple majority of votes cast on the Elemental Altus Financing Resolution, excluding for this purpose votes cast by certain Elemental Altus Shareholders required to be excluded under MI 61-101, including without limitation, votes cast by Tether; and (b) a simple majority votes cast on the Elemental Altus Control Person Resolution, excluding for this purpose votes cast by Tether and its associates and affiliates.

Support Agreements

All senior officers and directors of EMX, along with certain Shareholders, who collectively hold approximately 22.62% of the outstanding EMX Shares and approximately 61.99% of the outstanding EMX Options, each as of the Record Date, have entered into voting and support agreements with Elemental Altus, pursuant to which they have agreed, among other things, to vote their EMX Shares and/or EMX Options in favour of the Arrangement Resolution.

All senior officers and directors of Elemental Altus, along with certain Elemental Altus Shareholders, who collectively hold approximately 40% of the outstanding Elemental Altus Shares as of the Record Date, have also entered into voting and support agreements with EMX, pursuant to which they have agreed, among other things, to vote their Elemental Altus Shares in favour of the Elemental Altus Resolutions.

Board Recommendation

The Board received an opinion from CIBC World Markets Inc. and the Special Committee received an opinion from Haywood Securities Inc., each dated September 4, 2025 and each to the effect that, as of the date of such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, in each case based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in such opinion. The Board (subject to two directors declaring an interest and abstaining from voting on the matter), based on its considerations, investigations and deliberations of a number of factors, including (i) a thorough review of the Arrangement Agreement, (ii) consultation with representatives of EMX's management team, its financial and legal advisors, (iii) the fairness opinions of CIBC World Markets Inc. and Haywood Securities Inc., (iv) the unanimous recommendation of the Special Committee, (v) the reasons and risks relating to the Arrangement as further described in the accompanying Circular and (vi) other relevant matters, has unanimously determined that the Arrangement is in the best interests of EMX and unanimously recommends that the Securityholders vote FOR the Arrangement Resolution. See the section in the accompanying Circular entitled "Part I - The Arrangement - Recommendation of the Board".

The accompanying Circular contains a detailed description of the Arrangement, as well as detailed information regarding EMX and Elemental Altus and certain other information concerning the Combined Company following completion of the Arrangement. It also includes certain risk factors relating to completion of the Arrangement and the potential tax consequences to a Shareholder exchanging their EMX Shares for Elemental Altus Shares in connection with the Arrangement. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors.

On behalf of the Board, I would like to express our gratitude for your ongoing support as we prepare to take part in this transformative transaction for EMX.

We look forward to seeing you at the Meeting.

Yours very truly,

(signed) "Michael Winn"
Michael Winn
Executive Chairman and Director

How to Vote in Advance of the Meeting

	Registered Securityholders	Non-Registered Shareholders

	EMX Shares and/or EMX Options held in own name and represented by a physical certificate or DRS.	EMX Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

QUESTIONS AND ANSWERS RELATING TO THE MEETING AND ARRANGEMENT

The enclosed management information circular (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of EMX Royalty Corporation ("EMX") to be used at the special meeting (the "Meeting") of shareholders of EMX (the "Shareholders") and optionholders of EMX who have been issued stock options (each, an "EMX Option") under the EMX Option Plan (the "Optionholders", and together with the Shareholders, the "Securityholders") for the purposes indicated in the Notice of Special Meeting of Securityholders. The Meeting will be held on November 4, 2025 beginning at 10:00 a.m. (Vancouver time) and located at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. The Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. Any Securityholder attending the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting. Capitalized terms used but not otherwise defined in this "Questions and Answers Relating to the Meeting and Arrangement" section have the meanings ascribed thereto under "Glossary of Terms" in the Circular.

It is expected that the solicitation of proxies by or on behalf of management of EMX will primarily be by mail and electronic means, but proxies may also be solicited by or on behalf of management of EMX by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of EMX. EMX has also retained Laurel Hill Advisory Group as its proxy solicitation agent and securityholder communications advisor to assist it in connection with communications with Securityholders. Securityholders who have questions about the information in the Circular or who need assistance with voting may contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (toll free in North America) or 1-416-304-0211 (collect calls outside North America) or by email at assistance@laurelhill.com.

Custodians and fiduciaries will be supplied with proxy materials to forward to Non-Registered Shareholders and normal handling charges will be paid for such forwarding services. The Record Date to determine the Securityholders entitled to receive notice of and vote at the Meeting is September 25, 2025. Only Securityholders whose names have been entered in the applicable registers of Securityholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

Your vote is very important and you are encouraged to exercise your vote using any of the voting methods described below. Your completed form of proxy must be received by Computershare by no later than 10:00 a.m. (Vancouver time) on October 31, 2025, or if the Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and holidays in the Province of British Columbia) prior to the time of the commencement of any adjourned or postponed Meeting. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

The following are questions that you as a Securityholder may have regarding the proposed Arrangement to be considered at the Meeting. You are urged to carefully read the remainder of this Circular as the information in this section does not provide all of the information that might be important to you with respect to the Arrangement. Additional important information is also contained in the Appendices to, and the documents incorporated by reference into, this Circular.

Questions Relating to the Arrangement

Q. What is the proposed transaction?

A. On September 4, 2025, EMX, Elemental Altus and Acquireco entered into the Arrangement Agreement, whereby the Parties agreed to, among other things, effect a business combination pursuant to a court-approved arrangement under Division 5 of Part 9 of the BCBCA. Under the terms of the Arrangement, Shareholders will receive 0.2822 Elemental Altus Shares for each EMX Share. Optionholders will receive Replacement Options exercisable to purchase a number of Elemental Altus Shares equal to the number of EMX Shares subject to such EMX Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole number of Elemental Altus Shares) at an exercise price per Elemental Altus Share being the exercise price per EMX Share underlying such EMX Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent).

The Arrangement cannot proceed unless a number of conditions are satisfied, including approval of Arrangement Resolution by the Securityholders. See "Part II - The Arrangement Agreement".

Q. What is the Recommendation of the Board?

A. The Board (subject to two directors declaring an interest and abstaining from voting on the matter), based on, among a number of other factors, the fairness opinions of CIBC World Markets and Haywood (as discussed further in this Circular in the section "Part I - The Arrangement - Opinions of Financial Advisors"), and having received and reviewed the unanimous recommendation of the Special Committee, and other relevant matters, has unanimously determined that the Arrangement is in the best interests of EMX and unanimously recommends that the Securityholders vote FOR the Arrangement Resolution, the full text of which is set forth in Appendix A to this Circular, at the Meeting.

Q. Why is the Board making this recommendation?

A. In reaching its conclusions and formulating its recommendation, the Board and the Special Committee consulted with representatives of EMX's management team and their respective legal and financial advisors, and in the case of the Board, the Special Committee. The Board and the Special Committee also reviewed a significant amount of technical, financial and operational information relating to EMX and Elemental Altus and considered a number of factors and reasons, including those listed below.

The following is a summary of the principal reasons for the unanimous determination of the Board (subject to two directors declaring an interest and abstaining from voting on the matter) and the Special Committee that the Arrangement is in the best interests of EMX and the unanimous recommendations of the Board and the Special Committee that Securityholders vote FOR the Arrangement Resolution.

  Top Quality, Globally Diversified Portfolio The Combined Company will create a peer-leading revenue generating royalty company with combined revenue guidance of US$70 million in 2025 and analyst consensus revenue of US$80 million in 20262, underpinned by strong growth visibility. The Combined Company is expected to maintain a gold focused portfolio with projected adjusted revenue relating to a commodity split of 67% precious metals and 33% base metals on a latest quarter revenue basis, providing exposure to record gold prices. The Combined Company will also continue with a strengthened asset portfolio, anchored by four cornerstone royalties with world-class operators, as well as diversification through exposure to 16 paying royalties and 200 total royalties, providing a balanced foundation of immediate cash flow and long-term upside.

  Meaningful Scale. The Combined Company results in a larger, well capitalized entity with  a lower cost of capital, positioned to pursue further accretive royalty opportunities in the market. Graduating to become a mid-tier royalty company, with a materially higher combined revenue than the junior royalty companies, will fill a gap in the market left by recent industry consolidation. Further, the combined trading liquidity and expected indexation demand is anticipated to help close the valuation gap with peers.  The Combined Company has a definitive trajectory, including the pursuit of a listing on NASDAQ, or at the discretion of Elemental Altus, NYSE American prior to the closing of the Arrangement.

  Future Growth. The Combined Company is expected to benefit from complementary management expertise, uniting Elemental Altus' proven track record of accretive royalty acquisitions with EMX's disciplined royalty generation and acquisition capabilities. Additionally, the royalty generation business presents a unique differentiator, offering low cost, organic growth.

  Fairness Opinions. The Board received a fairness opinion from CIBC World Markets and the Special Committee received a fairness opinion from Haywood, each dated September 4, 2025, and each to the effect that, as of the date of such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, in each case based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in each such opinion, as more fully described in the section in the accompanying Circular entitled "Part I - The Arrangement - Opinions of Financial Advisors".

2 Based on figures (i) with respect to EMX from National Bank Financial Inc. and as of August 12, 2025, and (ii) with respect to Elemental Altus from each of Raymond James Ltd. and National Bank Financial Inc. as of August 19, 2025 and from Canaccord Genuity Corp. as of May 26, 2025.

  Support of Directors, Officers and Shareholders. The boards of directors of each of EMX and Elemental Altus (subject to abstentions where legally required) and the Special Committee have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers and certain shareholders of each of EMX and Elemental Altus have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution at the Meeting and in favour of the Elemental Altus Resolutions at the special meeting (the "Elemental Altus Meeting") of Elemental Altus Shareholders to be held on November 4, 2025, as applicable. Additionally, the Elemental Altus Financing emphasizes strong investor confidence (including Tether) in the strategy and long-term vision of the Combined Company, and will provide it significant financial capacity and facilitate the Combined Company being unlevered upon completion of the Arrangement.

  Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Board and the Special Committee. The Arrangement provides for a 21.5% premium on the 20 day volume weighted average price to Shareholders and management of EMX will be taking on management positions with the Combined Company including the CEO and CFO roles.

  Other Factors. The Board and the Special Committee also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of EMX and Elemental Altus in the royalty, metals and mining industry, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of EMX and Elemental Altus, taking into account the results of EMX's due diligence review of Elemental Altus and its royalty interests.

Based on these and other considerations, investigations and deliberations of a number of factors, including: (i) a thorough review of the Arrangement Agreement, (ii) consultation with representatives of EMX's management team, its financial and legal advisors, (iii) the CIBC World Markets Opinion and the Haywood Opinion (as discussed further in this Circular in the section "Part I - The Arrangement - Opinions of Financial Advisors"), (iv) the reasons described in this Circular under the heading "Part I - The Arrangement - Reasons for Recommendation of the Board" and the risks described in this Circular under the heading "Part III - Risk Factors" and (v) such other matters as it considered necessary and relevant, the Board (subject to two directors declaring an interest and abstaining from voting on the matter) and the Special Committee have each unanimously determined that the Arrangement is in the best interests of EMX and unanimously recommend that the Securityholders vote FOR the Arrangement Resolution, the full text of which is set forth in Appendix A to this Circular, at the Meeting.

Q. What percentage of the outstanding Elemental Altus Shares will former Shareholders of EMX and existing Elemental Altus Shareholders own, respectively, following completion of the Arrangement?

A. Upon completion of the Arrangement and the Concurrent Elemental Altus Financing, subject to certain assumptions including that no additional EMX Shares are issued prior to the Effective Time and that there are no Dissenting Shareholders, former Shareholders of EMX (including former holders of EMX RSUs) and existing Elemental Altus Shareholders are expected to own approximately 49% and 51% of the issued and outstanding Elemental Altus Shares, respectively, based on the number of securities of EMX and Elemental Altus issued and outstanding as of the date of this Circular.

Q. What is required for the Arrangement to become effective?

A. The obligations of EMX, Elemental Altus and Acquireco to consummate the Arrangement and the other transactions contemplated by the Arrangement Agreement are subject to the satisfaction or waiver of a number of conditions, including, among others, (i) approval of the Arrangement Resolution by the required vote of Securityholders at the Meeting in accordance with the Interim Order, (ii) the Elemental Altus Shareholder Approval by the required vote of Elemental Altus Shareholders at the Elemental Altus Meeting, (iii) the satisfaction of the conditions precedent to the completion of the Elemental Altus Financing, (iv) the conditional approval or authorization for listing of the Consideration Shares (and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants) on the TSX-V and a U.S. Exchange, (v) the Final Order having been obtained from the Court in form and substance satisfactory to each of Elemental Altus and EMX, each acting reasonably, and not having been set aside or modified in a manner unacceptable to either EMX or Elemental Altus, each acting reasonably, on appeal or otherwise, (vi) the Key Regulatory Approvals and Key Third Party Consents shall have been obtained and shall not have been modified or withdrawn, (vii) no prohibition at Law existing, including a cease trade order, injunction or other prohibition or order at Law or under applicable legislation, against Elemental Altus or EMX which shall prevent the consummation of the Arrangement, and (viii) the distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces and territories of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to Section 2.6 of NI 45-102). The Arrangement was also subject to the Consolidation being completed, which condition was satisfied on September 16, 2025.

Q. When is the Arrangement expected to be completed?

A. EMX currently anticipates that the Arrangement will be completed in the fourth quarter of 2025. However, completion of the Arrangement is subject to a number of conditions and it is possible that factors outside the control of EMX and/or Elemental Altus could result in the Arrangement being completed at a later time, or not at all (for a description of risks relating to the Arrangement, see the section of the Circular entitled "Part III - Risk Factors"). Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by February 4, 2026, and in no event will completion of the Arrangement occur later than February 4, 2026, unless (i) extended by mutual agreement of the Parties or (ii) extended by any one Party for a period of not less than 30 days and not more than 90 days under certain conditions, in each case in accordance with the terms of the Arrangement Agreement.

Q. What are the Canadian federal income tax consequences of the Arrangement to the Shareholders?

A. For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Shareholders, see "Part IV - Certain Canadian Federal Income Tax Considerations". Such summary is not intended to be legal or tax advice. Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Q. What are the United States federal income tax consequences of the Arrangement?

A. For a summary of certain United States federal income tax consequences of the Arrangement applicable to Shareholders, see "Part V - Certain United States Federal Income Tax Considerations". Shareholders should consult their tax advisors regarding the United States federal tax consequences of the Arrangement.

Q. Are there any risks I should consider in connection with the Arrangement?

A. Securityholders should consider a number of risk factors relating to the Arrangement and EMX in evaluating whether to approve the Arrangement Resolution. In addition to the risk factors described under the heading "Risk and Uncertainties" in the EMX AIF and under the heading "Risk Factors" in the Elemental Altus AIF, which risk factors are specifically incorporated by reference into this Circular, and the risk factors described under Appendix I, "Information Concerning EMX" appended to this Circular and under Appendix J, "Information Concerning Elemental Altus" appended to this Circular, the following is a list of certain additional and supplemental risk factors which Securityholders should carefully consider before making a decision regarding approving the Arrangement Resolution:

  the Arrangement is subject to satisfaction or waiver of various conditions, and there is no certainty that all conditions will be satisfied or waived;

  Shareholders will receive a fixed number of Elemental Altus Shares and the market value of Elemental Altus Shares may fluctuate prior to and following completion of the Arrangement;

  the Arrangement Agreement may be terminated in certain circumstances;

  while the Arrangement is pending, EMX is restricted from pursuing alternatives to the Arrangement and taking other certain actions;

  EMX could be required to pay Elemental Altus a termination fee of approximately C$15.75 million in specified circumstances;

  EMX will incur costs even if the Arrangement is not completed and EMX may have to pay various expenses incurred in connection with the Arrangement, including up to C$2 million as an expense reimbursement to Elemental Altus if the Arrangement Agreement is terminated in certain circumstances;

  if the Arrangement is not consummated by the Outside Date, either EMX or Elemental Altus may elect not to proceed with the Arrangement;

  EMX and Elemental Altus may become the targets of legal claims, securities class actions, derivative lawsuits and other claims, and any such claims may delay or prevent the Arrangement from being completed;

  uncertainty surrounding the Arrangement could adversely affect EMX's or Elemental Altus' retention of personnel and business relationships and could negatively impact future business and operations;

  the pending Arrangement may divert the attention of EMX's and Elemental Altus' management;

  Dissent Rights may result in payments that impair EMX's financial resources or result in Elemental Altus electing not to complete the Arrangement;

  EMX directors and officers may have interests in the Arrangement different from the interests of Securityholders following completion of the Arrangement;

  Tax consequences of the Arrangement may differ from anticipated treatment, including that if the Arrangement does not qualify as a tax-deferred Reorganization, some Shareholders may be required to pay substantial U.S. federal income taxes;

  the issuance of a significant number of Elemental Altus Shares and a resulting "market overhang" could adversely affect the market price of the Elemental Altus Shares after completion of the Arrangement;

  EMX has not verified the reliability of the information regarding Elemental Altus included in, or which may have been omitted from this Circular;

  there are risks related to the integration of EMX's and Elemental Altus' existing businesses;

  the relative trading price of the EMX Shares and Elemental Altus Shares prior to the Effective Time and the trading price of the Elemental Altus Shares following the Effective Time may be volatile;

  following completion of the Arrangement, the Combined Company may issue additional equity securities or incur additional debt;

  failure by Elemental Altus and/or EMX to comply with applicable Laws prior to the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement; and

  the Combined Company will have a significant shareholder, and dispositions of common shares of the Combined Company by the significant shareholder could have an adverse effect on the market price of the common shares of the Combined Company.

Q. What will happen to EMX if the Arrangement is completed?

A. If the Arrangement is completed, Elemental Altus will acquire, indirectly through an amalgamation of EMX with Acquireco, all of the EMX Shares and Amalco will become a wholly-owned subsidiary of Elemental Altus. Elemental Altus intends to have the EMX Shares delisted from the TSX-V and the NYSE American as promptly as possible following the Effective Date. In addition, subject to applicable Laws, Elemental Altus will apply to have EMX cease to be a reporting issuer in all jurisdictions in which it is a reporting issuer and thus will terminate EMX's public company reporting obligations in Canada following completion of the Arrangement.

Q. What will happen if the Arrangement Resolution is not approved or the Arrangement is not completed for any reason?

A. If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated and EMX will continue to operate independently. In certain circumstances, EMX or Elemental Altus will be required to pay to the other the Termination Fee in connection with such termination. In certain other circumstances in which the Arrangement Agreement is terminated, either Elemental Altus or EMX may be required to pay to the other an expense reimbursement in an amount equal to C$2 million or a termination fee of approximately C$15.75 million. If, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated, the market price of the EMX Shares may be materially adversely affected and EMX's business, financial condition or results of operations could also be subject to various material adverse consequences, including that EMX would remain liable for costs relating to the Arrangement.

Q. Why am I being asked to approve the Arrangement?

A. Pursuant to the Interim Order and the BCBCA, in order to proceed with the Arrangement, EMX is required to obtain the approval of its Securityholders by special resolution passed by (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under MI 61-101. If the requisite approval of the Securityholders for the Arrangement Resolution is not obtained, the Arrangement will not be completed.

Q Should I send in my proxy now?

A: Yes. Once you have carefully read and considered the information in this Circular, you should complete and submit the enclosed form of proxy or VIF. You are encouraged to vote well in advance of the proxy cut-off time at 10:00 a.m. (Vancouver time) on October 31, 2025 to ensure your EMX Shares and/or EMX Options are voted at the Meeting. If the Meeting is adjourned or postponed, your proxy must be received not less than 48 hours (excluding Saturdays, Sundays and holidays recognized in the province of British Columbia) prior to the time of the commencement of the reconvened Meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline. The Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at their discretion, without notice.

Q. Are Shareholders entitled to Dissent Rights?

A. Yes. Pursuant to the Interim Order, Registered Shareholders have Dissent Rights in respect of the Arrangement Resolution. If the Arrangement Resolution is passed, a Registered Shareholder that has duly and validly exercised their Dissent Rights in accordance with the provisions of Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, will be entitled to be paid an amount equal to the fair value of their EMX Shares as of the close of business on the business day before the Arrangement Resolution was approved. Dissent Rights and the dissent procedures are described in the accompanying Circular.

A Registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to EMX a written objection to the Arrangement Resolution, which written objection must be sent to EMX (i) c/o Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 (Attention: Jessica Lewis) and (ii) with a copy by email to jlewis@cassels.com, to be received by no later 5:00 p.m. (Vancouver time) on October 31, 2025 or, in the case of any adjournment or postponement of the Meeting, by no later than 5:00 p.m. (Vancouver time) on the day that is two business days prior to the new date of the Meeting, and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court.

Failure to strictly comply with the dissent procedures described in the Circular may result in the loss of any Dissent Rights. See the section entitled "Part I -The Arrangement - Right to Dissent" and Appendix L, "Section 237 through Section 247 of the Business Corporations Act (British Columbia)" in the accompanying Circular. Any Shareholder wishing to exercise Dissent Rights should seek independent legal advice.

Non-Registered Shareholders who wish to dissent should be aware that only Registered Shareholders are entitled to Dissent Rights. Accordingly, Non-Registered Shareholders desiring to dissent must make arrangements for the EMX Shares beneficially owned by such Non-Registered Shareholders to be registered in the Non-Registered Shareholder's name prior to the time the written objection to the Arrangement Resolution is required to be received by EMX or, alternatively, make arrangements for the registered holder of such EMX Shares to dissent on the Non-Registered Shareholder's behalf.

Q. Are Optionholders entitled to Dissent Rights?

A. No. Optionholders are not entitled to any rights of dissent in respect of the Arrangement.

General Questions Relating to the Meeting

Q. When and where is the Meeting?

A. The Meeting will be held in person as follows:

Date:	November 4, 2025
Time:	10:00 a.m. (Vancouver time)
Place:	Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

The Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. Any Securityholder attending the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting.

See the accompanying Circular which provides a summary of the information Securityholders will need who plan to attend the Meeting or access the live webcast.

Q. Am I entitled to vote?

A. You are entitled to vote if you were a holder of EMX Shares and/or EMX Options as of the close of business on September 25, 2025, the Record Date. Shareholders will be entitled to one vote for each EMX Share held, and Optionholders will be entitled to one vote for each EMX Option held, in each case as of the Record Date.

Q. What am I voting on?

A. At the Meeting, you will be voting on the Arrangement Resolution to approve a proposed Plan of Arrangement under the BCBCA involving EMX, Elemental Altus and Acquireco pursuant to which Elemental Altus will, among other things, acquire, indirectly through an amalgamation of EMX with Acquireco, all of the issued and outstanding EMX Shares in exchange for the Consideration. If the Arrangement Resolution is not approved by the Securityholders at the Meeting, the Arrangement will not be completed.

Q. What if amendments are made to this matter or if other matters of business are brought before the Meeting?

A. If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned the accompanying form of proxy, the persons named in the form of proxy will vote or withhold from voting the EMX Shares or EMX Options represented thereby in accordance with your instructions on any ballot that may be called for, and the persons named in the form of proxy will also have discretionary authority with respect to amendments or variations to the matters identified in the Notice of Special Meeting of Securityholders and to other matters that may properly come before the Meeting. As of the date of the Circular, EMX management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q. Who is soliciting my proxy?

A. The management of EMX is soliciting your proxy and has engaged Laurel Hill Advisory Group to act as the proxy solicitation agent and securityholder communications advisor with respect to the matters to be considered at the Meeting. All costs of the solicitation of proxies for the Meeting will be borne by EMX.

It is expected that the solicitation of proxies by or on behalf of management of EMX will primarily be by mail and electronic means, but proxies may also be solicited by or on behalf of management of EMX by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of EMX.

Securityholders who have questions about the information in this Circular or who need assistance with voting may contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (toll free in North America) or 1-416-304-0211 (collect calls outside North America) or by email at assistance@laurelhill.com.

Q. How can I vote?

A. If you are eligible to vote and your EMX Shares and/or EMX Options are registered in your name, you can vote your EMX Shares and/or EMX Options: (i) in person at the Meeting; (ii) by voting using the internet at www.investorvote.com; or (iii) by signing and returning your form of proxy in the prepaid envelope provided or by appointing a proxyholder using the internet at www.investorvote.com; or (iv) by calling 1-866-732-VOTE (8683).

If your EMX Shares are not registered in your name but are held by a nominee, please see below with respect to non-registered holders of EMX Shares.

Q. How can a non-registered holder of EMX Shares vote?

A. If your EMX Shares are not registered in your name, but are held in the name of an Intermediary (usually a bank, trust company, securities broker or other financial institution), your Intermediary is required to seek your instructions as to how to vote your EMX Shares. Your Intermediary will have provided you with a package of information, including these meeting materials and either a form of proxy or a VIF. Carefully follow the instructions accompanying the form of proxy or VIF. EMX Shares held by Intermediaries can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, the Intermediary is prohibited from voting EMX Shares for their clients.

Additionally, EMX may use the Broadridge QuickVoteTM service to assist Shareholders with voting their EMX Shares. Certain Non-Registered Shareholders who have not objected to EMX knowing who they are (NOBOs) may be contacted by Laurel Hill Advisory Group, EMX's proxy solicitation agent and securityholder communications advisor, to conveniently obtain a vote directly over the telephone. Broadridge then tabulates the results of all instructions received and provides the appropriate instructions with respect to the EMX Shares to be represented at the Meeting.

Q. How can a non-registered holder of EMX Shares vote in person at the Meeting?

A. Only Registered Shareholders and Optionholders of record as at the close of business on the Record Date or their proxyholders are entitled to vote at the Meeting. If you are a Non-Registered Shareholder as at the close of business on the Record Date and you wish to vote at the Meeting, insert your name in the space provided on the form of proxy or VIF sent to you by your Intermediary. In doing so you are instructing your Intermediary to appoint you as a proxyholder. Complete the form by following the return instructions provided by your Intermediary. If you are a Registered Shareholder or Optionholder or a duly appointed proxyholder and are attending the Meeting in person, you should report to a representative of Computershare upon arrival at the Meeting.

Q. Who votes my EMX Shares and/or EMX Options and how will they be voted if I return a form of proxy?

A. By properly completing and returning the enclosed form of proxy, you are authorizing the persons named in the form of proxy to attend the Meeting on your behalf and to vote your securities in accordance with your instructions (or, where no instructions are provided, in accordance with the recommendations of management indicated on the form of proxy and in their discretion in respect of any other matters). You can use the enclosed form of proxy, or any other proper form of proxy permitted by Law, to appoint your proxyholder.

The EMX Shares and/or EMX Options represented by your proxy must be voted according to your instructions in the proxy. If you properly complete and return your proxy but do not specify how you wish the votes be cast, your proxyholder will vote your EMX Shares and/or EMX Options in their discretion. Unless you provide contrary instructions, EMX Shares and/or EMX Options represented by proxies received by management will be voted FOR the Arrangement Resolution.

Q. Can I appoint someone other than the individuals named in the enclosed form of proxy to vote my EMX Shares and/or EMX Options?

A. Yes, you have the right to appoint the person of your choice, who does not need to be a Securityholder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the names that appear on the form of proxy, then strike out those printed names appearing on the form of proxy and insert the name of your chosen proxyholder in the space provided or submit another appropriate form of proxy permitted by Law, and in either case, send or deliver the completed proxy to the offices of Computershare, Attention: Proxy Department, by mail: 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6, or by facsimile: 1-866-249-7775 for Toll Free within North America or 1-416-263-9524 outside of North America, no later than 10:00 a.m. (Vancouver time) on October 31, 2025 or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and holidays in the Province of British Columbia) prior to the time of the commencement of any adjourned or postponed Meeting, before the above-mentioned deadline. You can also appoint the person of your choice via the internet by following the instructions at www.investorvote.com. Your proxyholder must be present in person at the Meeting in order for your shares to be voted.

It is important to ensure that any other person you appoint as a proxyholder is attending the Meeting and is aware that their appointment to vote your EMX Shares and/or EMX Options has been made.

Q. What if my EMX Shares are registered in more than one name or in the name of a corporation?

A. If your EMX Shares are registered in more than one name, all registered persons must sign the form of proxy. If your EMX Shares are registered in a corporation's name or any name other than your own, then you must provide documents proving your authorization to sign the form of proxy for that company or name. For any questions about the proper supporting documents, contact Laurel Hill Advisory Group before submitting your form of proxy.

Q. Can I revoke a proxy or voting instruction?

A. Yes. If you are a Registered Securityholder and have returned a form of proxy, you may revoke it by:

  completing and signing a proxy bearing a later date, and delivering it to Computershare any time up to 48 hours (excluding weekends and holidays in the Province of British Columbia) prior to the time of the Meeting, or 48 hours (excluding weekends and holidays in the Province of British Columbia) preceding the time to which the Meeting was adjourned or postponed; or

  delivering a written statement, signed by you or your authorized attorney: (i) to Computershare any time up to 48 hours (excluding weekends and holidays in the Province of British Columbia) prior to the time of the Meeting, or 48 hours (excluding weekends and holidays in the Province of British Columbia) preceding the time to which the Meeting was adjourned or postponed; (ii) to the Chair of the Meeting prior to the start of such Meeting; or (iii) in any other manner permitted by Law.

If you are a Non-Registered Shareholder who has voted by proxy through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Non-Registered Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or VIF by the Intermediary or its service company to ensure the change or revocation is effective.

Q. How do I receive DRS Advice(s) or certificate(s) representing Elemental Altus Shares in exchange for my EMX Share certificates or DRS Advices?

A. Registered Shareholders are concurrently being provided with a Letter of Transmittal that must be completed and sent with the certificate(s) or DRS Advice(s) representing your EMX Shares to Computershare, the Depositary for the Arrangement, at the office set forth in such Letter of Transmittal. You will receive DRS Advice(s) or certificate(s) representing Elemental Altus Shares for any EMX Shares that are deposited under the Arrangement as soon as practicable following completion of the Arrangement, provided that you have sent all of the necessary documentation to the Depositary prior to the Effective Date. If you are a Non-Registered Shareholder, contact your Intermediary for further instructions.

Q. How do I receive my Replacement Options in exchange for my EMX Options?

A. Optionholders do not need to take any actions to receive their Replacement Options. Notices of adjustment in respect of Replacement Options will be delivered to the Optionholders as soon as practicable following the completion of the Arrangement.

Q. What do I need to do now?

A. Carefully read and consider the information contained in, and incorporated by reference into, the Circular. You are required to make an important decision regarding your investment. If you have any questions about deciding how to vote, you should contact your own legal, tax, financial or other professional advisor. Your vote is important and you are encouraged to vote well in advance of the proxy cut-off time at 10:00 a.m. (Vancouver time) on October 31, 2025 to ensure your EMX Shares and/or EMX Options are voted at the Meeting.

Q. What if I have other questions?

A. Securityholders that have questions regarding the Meeting, this Circular or the matters described herein or require further assistance are encouraged to contact EMX's proxy solicitation agent and securityholder communications advisor, Laurel Hill Advisory Group, by: (i) telephone, toll-free for Shareholders in North America at 1-877-452-7184, or collect call for Securityholders outside of North America at 1-416-304-0211; or (ii) e-mail to assistance@laurelhill.com.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Circular, including in the section entitled "Summary Information".

"Acceptable Confidentiality Agreement" means a confidentiality and standstill agreement between a Solicited Party and a person other than the other Party or any of its affiliates that (a) contains confidentiality and standstill terms that are no less favourable, individually and in the aggregate, than those contained in the applicable Confidentiality Agreement, provided that, notwithstanding the foregoing, such agreement may permit such person to submit a subsequent Acquisition Proposal on a confidential basis to the Solicited Party's board of directors provided that any such subsequent Acquisition Proposal did not result from a breach of the non-solicitation provisions of the Arrangement Agreement by the Solicited Party or any of its affiliates, (b) contains other customary terms that are no less favorable individually and in the aggregate to the Solicited Party (in its capacity as disclosing party under the applicable Confidentiality Agreement) than those contained in the applicable Confidentiality Agreement, and (c) allows and does not restrict or prohibit the Solicited Party from disclosing to the other Party such agreement or information relating to such agreement or the negotiations with or information furnished to such person and which does not otherwise conflict with, or restrict the Solicited Party from complying with, any of the terms of the Arrangement Agreement.

"Acquireco" means 1554829 B.C. Ltd. a corporation existing under the laws of the Province of British Columbia and a direct wholly-owned subsidiary of Elemental Altus;

"Acquireco Share" means a common share in the capital of Acquireco;

"Acquisition Proposal" means, other than the transactions contemplated by the Arrangement Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned subsidiaries or between one or more of such Party's wholly-owned subsidiaries, any offer, proposal, expression of interest or inquiry from any person or group of persons acting jointly or in concert (as such term is defined in NI 62-104) received by a Party or by a Representative of a Party (other than from the other Party or one or more of its affiliates), whether or not in writing and whether or not delivered to the shareholders of such Party, after the date of the Arrangement Agreement relating to:

(a) any direct or indirect acquisition, sale or disposition (or any joint venture, strategic relationship, lease, license, long-term supply agreement or other arrangement having the same economic effect as an acquisition, sale or disposition), in a single transaction or series of related transactions, of: (i) any assets of that Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its subsidiaries, taken as a whole (or any lease, long-term supply or off-take agreement, hedging arrangement or other transaction having the same economic effect as a sale of such assets) (in each case, determined from the most recent publicly available consolidated financial statements of that Party), or (ii) 20% or more of the issued and outstanding voting or equity securities of that Party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its subsidiaries, taken as a whole (in each case, determined from the most recent publicly available consolidated financial statements of that Party);

(b) any direct or indirect take-over bid, tender offer or exchange offer that, if consummated, would result in such person or group of persons beneficially owning 20% or more of the issued and outstanding voting or equity securities of any class of voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for, voting or equity securities) of that Party or its subsidiaries;

(c) any plan of arrangement, scheme of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or contribute 20% or more of the consolidated revenue, as applicable, of that Party and its subsidiaries, taken as a whole (in each case, determined from the most recent publicly available consolidated financial statements of that Party); or

(d) any other similar transaction or series of transactions involving the Party or any of its subsidiaries, and, in all cases, whether in a single transaction or in a series of related transactions;

"affiliate" except where otherwise indicated, has the meaning ascribed to such term in NI 45-106;

"allowable capital loss" has the meaning ascribed thereto in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses";

"Alpha 1" has the meaning ascribed thereto in Appendix K;

"Alpha Option" has the meaning ascribed thereto in Appendix K;

"Alpha Option Agreement" has the meaning ascribed thereto in Appendix K;

"Alternative Transaction Agreement" means a legally binding agreement (other than an Acceptable Confidentiality Agreement) with respect to a Superior Proposal;

"Amalco" means Acquireco, as the surviving entity of the amalgamation of EMX and Acquireco to form one corporate entity, with the same effect as if they had amalgamated under Section 269 of the BCBCA, except that the separate legal existence of Acquireco will not cease and Acquireco will survive the amalgamation notwithstanding the issue by the Registrar of a certificate of amalgamation and the assignment of a new incorporation number;

"Amalco Share" means a common share in the capital of Amalco;

"Announcement Date" means September 4, 2025, being the date that Elemental Altus and EMX jointly announced the entering into of the Arrangement Agreement;

"Arrangement" means the arrangement of EMX pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of Elemental Altus and EMX, each acting reasonably;

"Arrangement Agreement" means the arrangement agreement dated as of September 4, 2025 between EMX, Elemental Altus and Acquireco, including all schedules annexed thereto, as the same may be amended, supplemented, or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution to be considered and, if thought fit, passed, with or without variation, by the Securityholders at the Meeting to approve the Arrangement, in the form set forth in Appendix A to this Circular;

"associate" has the meaning ascribed thereto in MI 61-101;

"BCBCA" means the Business Corporations Act (British Columbia), as amended;

"Board" means the board of directors of EMX;

"Board Recommendation" means the unanimous determination of the Board (subject to two directors declaring an interest and abstaining from voting on the matter), after consultation with its legal and financial advisors in evaluating the Arrangement, and having received and reviewed the unanimous recommendation of the Special Committee, that the Arrangement is in the best interests of EMX and the unanimous recommendation of the Board to Securityholders that they vote for the Arrangement Resolution;

"Bonikro Mine" means the Bonikro open-pit gold mine located in Côte d'Ivoire, approximately 230km north-west of Abidjan;

"Broadridge" means Broadridge Financial Solutions, Inc.;

"Business Day" means any day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of British Columbia or Stockholm, Sweden;

"Canadian Securities Authorities" means the securities commission or other securities regulatory authority of each province and territory of Canada;

"Canadian Securities Laws" means the Securities Act and all other applicable Canadian provincial and territorial securities Laws;

"Caserones Mine" means the Caserones porphyry copper-molybdenum deposit located in the Atacama region of northern Chile, approximately 160km southeast of the city of Copiapo;

"Caserones Technical Report" means the technical report entitled "NI 43-101 Technical Report on the Caserones Mining Operation Caserones Project Atacama Region, Chile" dated July 13, 2023 and with an effective date of December 31, 2022, which technical report was prepared for, and filed under, Lundin Mining Corporation's SEDAR+ profile on July 13, 2023.

"Cassels" means Cassels Brock & Blackwell LLP;

"CDS" means CDS Clearing and Depository Services Inc.;

"Change in Recommendation" means, an Elemental Altus Change in Recommendation or an EMX Change in Recommendation, as applicable;

"CIBC World Markets" means CIBC World Markets Inc.;

"CIBC World Markets Engagement Agreement" means the engagement agreement, effective June 11, 2025, between CIBC World Markets and EMX.

"CIBC World Markets Opinion" means the fairness opinion of CIBC World Markets, dated September 4, 2025, addressed to the Board to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders;

"Circular" means the Notice of Special Meeting and this management information circular of EMX, dated September 29, 2025 (including all schedules, appendices and exhibits hereto), and information incorporated by reference herein, to be sent to the Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

"Combined Company" means Elemental Altus after giving effect to the Arrangement;

"Computershare" means Computershare Investor Services Inc.;

"Confidentiality Agreement" means the amended and restated confidentiality agreement dated July 31, 2025 between EMX and Elemental Altus, as amended;

"Consideration" means the Elemental Altus Shares to be issued to the Shareholders in exchange for the EMX Shares pursuant to the Plan of Arrangement, being a number of Elemental Altus Shares for each EMX Share equal to the Exchange Ratio;

"Consideration Shares" means the Elemental Altus Shares to be issued to the Shareholders as the Consideration to the Shareholders pursuant to the Arrangement;

"Consolidation" means the previously-approved (by the Elemental Altus Shareholders) consolidation of all of the issued and outstanding Elemental Altus Shares at a ratio of one post-consolidation Elemental Altus Share for every ten pre-consolidation Elemental Altus Shares;

"Constating Documents" means notice of articles, articles of incorporation, amalgamation, arrangement or continuation, as applicable, articles, by-laws, certificates of incorporation, certificates of change of company name (as applicable), or other constating documents and all amendments thereto;

"Contract" means any contract, agreement, license, franchise, lease, arrangement, commitment, joint venture, partnership, mortgage, bond, swap, hedge or instrument to which a Party or any of its subsidiaries is a party or by which it or any of its subsidiaries is bound or to which any of their respective properties or assets is subject;

"Controlling Individual" has the meaning given to it in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment";

"Court" means the Supreme Court of British Columbia;

"CRA" means the Canada Revenue Agency;

"CSA" means the Canadian Securities Administrators;

"Depositary" means Computershare Investor Services Inc. or any other person that EMX and Elemental Altus mutually agree in writing to appoint as depositary in relation to the Arrangement;

"Dissent Procedures" means the dissent procedures set out in Sections 237 to 247 of the BCBCA (which is attached as Appendix L to this Circular), as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, as described under "Part I - The Arrangement - Right to Dissent";

"Dissent Rights" means the rights of dissent exercisable by the Shareholders under Sections 237 through 247 of the BCBCA (which is attached as Appendix L to this Circular), or as may be modified by the Interim Order, the Final Order and Section 4.1 of the Plan of Arrangement;

"Dissent Shares" means EMX Shares held by a Dissenting Shareholder and in respect of which the Dissenting Shareholder has validly exercised Dissent Rights in strict compliance with the Dissent Procedures (provided that Dissent Rights of such Dissenting Shareholder has not terminated or ceased to apply to such EMX Shares);

"Dissenting Shareholder" means a Registered Shareholder that has duly and validly exercised their Dissent Rights in strict compliance with the procedures set out in Sections 237 to 247 of the BCBCA, as may be modified by the Interim Order, the Final Order and Section 4.1 of the Plan of Arrangement, and who has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights

"DPSP" has the meaning ascribed thereto in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment";

"DRS" means Direct Registration System;

"DRS Advice" means an advice issued by the Depositary evidencing the securities held by a securityholder in book-based form in lieu of a physical share certificate;

"DTC" means The Depository Trust Company;

"Dugbe Acquisition" has the meaning ascribed thereto in Appendix J;

"Dugbe Royalty" has the meaning ascribed thereto in Appendix J;

"EDGAR Public Documents" means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) that have been publicly filed by the applicable Party with the SEC since January 1, 2023, and are publicly available pursuant to Securities Laws applicable in the United States;

"Effective Date" means the date upon which EMX and Elemental Altus agree in writing as the effective date, or, in the absence of such agreement, five Business Days following the satisfaction or waiver of all conditions to the completion of the Arrangement set out in Article 6 of the Arrangement Agreement (excluding the conditions which, by their nature, can only be completed concurrent with the Effective Time);

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Elemental Altus and EMX may mutually agree in writing;

"Elemental Altus" means Elemental Altus Royalties Corp., a corporation organized under the Laws of the Province of British Columbia;

"Elemental Altus AIF" means the annual information form of Elemental Altus for the year ended December 31, 2024 dated August 18, 2025, which is incorporated by reference into this Circular;

"Elemental Altus Annual Financial Statements" means the audited consolidated financial statements of Elemental Altus as at, and for the years ended, December 31, 2024 and 2023, including the auditor's report thereon and the notes thereto, which is incorporated by reference into this Circular;

"Elemental Altus Annual MD&A" means the management's discussion and analysis of financial condition and results of operations of Elemental Altus for the year ended December 31, 2024, which is incorporated by reference into this Circular;

"Elemental Altus Board" means the board of directors of Elemental Altus as the same is constituted from time to time;

"Elemental Altus Board Recommendation" means the unanimous determination of the Elemental Altus Board, after consultation with its legal and financial advisors, that the Arrangement is in the best interests of Elemental Altus and the unanimous recommendation (subject to directors declaring an interest and abstaining from voting on the matter) of the Elemental Altus Board to the Elemental Altus Shareholders that they vote for the Elemental Altus Resolutions;

"Elemental Altus Change in Recommendation" means, any time prior to the Elemental Altus Meeting: (a) the Elemental Altus Board fails to unanimously (subject to abstentions of any conflicted director) recommend or withdraws, amends, modifies or qualifies the Elemental Altus Board Recommendation in a manner adverse to EMX or publicly proposes or states its intention to do any of the foregoing, (b) the Elemental Altus Board fails to publicly reaffirm (without qualification) the Elemental Altus Board Recommendation within five Business Days after having been requested in writing by EMX, acting reasonably, to do so (or in the event that the Elemental Altus Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Elemental Altus Meeting), or (c) the Elemental Altus Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Elemental Altus Meeting, if such date is sooner) after such Acquisition Proposal's public announcement or public disclosure;

"Elemental Altus Circular" means the notice of meeting and accompanying management information circular (including all schedules, appendices and exhibits thereto), and information incorporated by reference therein, to be sent to the Elemental Altus Shareholders in connection with the Elemental Altus Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

"Elemental Altus Control Person Resolution" means the resolution to be considered and, if thought fit, passed, with or without variation, by the Elemental Altus Shareholders at the Elemental Altus Meeting to approve Tether as a "Control Person" of Elemental pursuant to TSX-V policies;

"Elemental Altus Convertible Securities" means the Elemental Altus Options and the Elemental Altus RSUs;

"Elemental Altus Credit Agreement" means the credit agreement dated December 1, 2022 (as amended as of June 21, 2023, December 15, 2023, June 5, 2024 and November 13, 2024, respectively) between, among others, Elemental Altus, as borrower, National Bank of Canada, as administrative agent, and the financial institutions from time to time party thereto as lenders;

"Elemental Altus Disclosure Letter" means the disclosure letter dated September 4, 2025 regarding the Arrangement Agreement that was executed by Elemental Altus and delivered to EMX concurrently with the execution of the Arrangement Agreement;

"Elemental Altus Financing" means a non-brokered private placement of 7,502,502 Elemental Altus Shares to raise gross proceeds of approximately US$100,000,000 at a price per Elemental Altus Share of C$18.38 (or US$13.33) to be issued pursuant to the Elemental Altus Financing Subscription Agreement;

"Elemental Altus Financing Resolution" means the resolution to be considered and, if thought fit, passed, with or without variation, by the Elemental Altus Shareholders at the Elemental Altus Meeting to approve the Elemental Altus Financing pursuant to the requirements of MI 61-101;

"Elemental Altus Financing Subscription Agreement" means the subscription agreement entered into by Elemental Altus and Tether on September 4, 2025 in respect of the Elemental Altus Financing;

"Elemental Altus Interim Financial Statements" means the unaudited condensed consolidated interim financial statements of Elemental Altus for the three and six months ended June 30, 2025 and 2024, including the notes thereto;

"Elemental Altus Interim MD&A" means the management's discussions and analysis of Elemental Altus for the three and six months ended June 30, 2025;

"Elemental Altus Material Contracts" means in respect of Elemental Altus or any of its subsidiaries any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (b) under which Elemental Altus or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course of business) in excess of $2,500,000 in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of $2,500,000 and that is material to the business or to an operation of the Elemental Altus or any of its subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm's length person in which the interest of Elemental Altus or any of its subsidiaries exceeds $2,500,000 (book value); (e) relating to indebtedness for borrowed money (other than indebtedness solely among Elemental Altus and/or any of its subsidiaries), whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,500,000; (f) relating to the deferred purchase price of property or assets, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,500,000; (g) under which the Elemental Altus or any of its subsidiaries is obligated to make payments in excess of $2,500,000 per annum (other than payments solely among Elemental Altus and/or any of its subsidiaries); (h) that limits or restricts Elemental Altus or any of its subsidiaries from engaging in any line of business or in any geographic area, except for any such Contract entered into in the ordinary course of business; (i) that restricts Elemental Altus from paying dividends or other distributions to its shareholders; (j) that is an Elemental Altus Royalty Agreement; (k) relating to any interest rate, currency, equity or commodity swap, hedge, derivative, forward or off-take agreement that has a value in excess of $2,500,000, (l) that relates to an acquisition or divestiture for value in excess of $2,500,000; or (m) that is a material agreement with a Governmental Entity;

"Elemental Altus Material Royalty Interests" means, for the purposes of the Arrangement Agreement, the material royalty, net profit, production payment or other interests of Elemental Altus in the Caserones Mine, Karlawinda Mine and Bonikro Mine, as more particularly set out in the Elemental Altus Disclosure Letter;

"Elemental Altus Meeting" means the special meeting of the Elemental Altus Shareholders, including any adjournments or postponements thereof in accordance with the terms of the Arrangement Agreement, to consider the Elemental Altus Resolutions and any other matters as may be set out in the Elemental Altus Circular and agreed to in writing by EMX, acting reasonably;

"Elemental Altus Name Change Resolution" means the special resolution to be considered and, if thought fit, passed, with or without variation, by the Elemental Altus Shareholders at the Elemental Altus Meeting to change of Elemental Altus' name to "Elemental Royalty Corp." or such other name as the Elemental Altus Board deems appropriate or as may be required or permitted by applicable regulatory authorities and as mutually agreed upon between Elemental Altus and EMX;

"Elemental Altus Omnibus Compensation Plan" means Elemental Altus' 2020 incentive compensation plan last approved by the Elemental Altus Shareholders on July 29, 2025;

"Elemental Altus Options" means, collectively: (a) the options to acquire Elemental Altus Shares issued pursuant to, or governed by, the Elemental Altus Omnibus Compensation Plan; and (b) the options to acquire Elemental Altus Shares issued pursuant to, and governed by, the legacy option scheme of Altus Strategies Plc that were assumed by Elemental Altus pursuant to the merger on August 16, 2022 between Elemental Altus and Altus Strategies Plc;

"Elemental Altus Permitted Liens" means, in respect of Elemental Altus or any of its Material Subsidiaries, any one or more of the following:

(a) Liens for Taxes or unpaid wages which are (i) not delinquent, or (ii) that are being contested in good faith by appropriate proceedings, provided that in either case adequate reserves have been taken on Elemental Altus' or its Material Subsidiary's financial statements in accordance with IFRS Accounting Standards;

(b) the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and that have been adequately reserved on Elemental Altus' or its Material Subsidiary's financial statements in accordance with IFRS Accounting Standards;

(c) any right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant, claim or authorization of Elemental Altus or any of its Material Subsidiaries, and the right reserved to or vested in any Governmental Entity to terminate any such lease, license, franchise, grant, claim or authorization or to require annual or other payments as a condition of their continuance, and any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Entity;

(d) easements, rights-of-way, encroachments, restrictions, covenants, conditions, minor encumbrances and other similar matters that, individually or in the aggregate, do not materially and adversely impact Elemental Altus' and its Material Subsidiaries' current or contemplated use, occupancy, utility or value of the applicable real property;

(e) the Lien resulting from the deposit of cash or securities (i) in connection with Contracts, tenders or expropriation proceedings, or (ii) to secure workers' compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens;

(f) landlords' Liens arising in the ordinary course of business;

(g) Liens securing indebtedness pursuant to the Elemental Altus Credit Agreement;

(h) the extension, renewal or refinancing of any Elemental Altus Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property; and

(i) as disclosed in the Elemental Altus Disclosure Letter;

"Elemental Altus Resolutions" means, collectively, (a) the Elemental Altus Financing Resolution, (b) the Elemental Altus Control Person Resolution and (c) the Elemental Altus Name Change Resolution, in each case as may be required by the TSX-V and/or Securities Laws, in connection with the transactions contemplated by the Arrangement Agreement;

"Elemental Altus Royalty Agreements" means the definitive agreements pursuant to which Elemental Altus and/or any of its subsidiaries holds the Elemental Altus Material Royalty Interests, and any ancillary documentation or agreements relating to any security interests granted thereunder;

"Elemental Altus RSUs" means restricted share units granted under, or governed by, the Elemental Altus Omnibus Compensation Plan;

"Elemental Altus Shareholder" means a holder of one or more Elemental Altus Shares;

"Elemental Altus Shareholder Approval" means the requisite approval of the Elemental Altus Resolutions (other than the Elemental Altus Name Change Resolution), being:

(a) a simple majority of votes cast by the Elemental Altus Shareholders in person or represented by proxy and entitled to vote at the Elemental Altus Meeting on the Elemental Altus Financing Resolution, excluding for this purpose votes attached to the Elemental Altus Shares held or controlled by persons described in items (a) through (d) of Section 8.1(2) of MI 61-101; and

(b) a simple majority of votes cast by the Elemental Altus Shareholders in person or represented by proxy and entitled to vote at the Elemental Altus Meeting on the Elemental Altus Control Person Resolution, excluding for this purpose Elemental Altus Shares held or controlled by Tether and its associates and affiliates, in each case, by the Elemental Altus Shareholders present in person or by proxy and entitled to vote at the Elemental Altus Meeting;

"Elemental Altus Shares" means the common shares of Elemental Altus;

"Elemental Altus Supporting Shareholders" means each of the senior officers, directors and significant shareholders of Elemental Altus, as listed in Schedule F of the Arrangement Agreement;

"Elemental Altus Voting Agreements" means the voting and support agreements (including all amendments thereto) between EMX and the Elemental Altus Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their Elemental Altus Shares in favour of the Elemental Altus Resolutions;

"Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States;

"EMX" means EMX Royalty Corporation, a corporation organized under the Laws of the Province of British Columbia;

"EMX AIF" means the annual information form of EMX for the year ended December 31, 2024 dated March 12, 2025, which is incorporated by reference into this Circular;

"EMX Annual Financial Statements" means the audited annual financial statements of EMX as at, and for the years ended December 31, 2024 and 2023, including the auditor's report thereon and the notes thereto;

"EMX Annual MD&A" means the management's discussion and analysis of the consolidated financial condition and results of operations of EMX for the fiscal year ended December 31, 2024;

"EMX Change in Recommendation" means any time prior to the Meeting: (a) the Board fails to unanimously (subject to abstentions of any conflicted director) recommend or withdraws, amends, modifies or qualifies the Board Recommendation in a manner adverse to Elemental Altus or publicly proposes or states its intention to do any of the foregoing, (b) the Board fails to publicly reaffirm (without qualification) the Board Recommendation within five Business Days after having been requested in writing by Elemental Altus, acting reasonably, to do so (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the third Business Day prior to the date of the Meeting), or (c) the Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend, an Acquisition Proposal or takes no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Meeting, if such date is sooner) after such Acquisition Proposal's public announcement or public disclosure;

"EMX Convertible Securities" means the EMX Options, EMX Warrants and the EMX RSUs;

"EMX Credit Agreement" means the credit agreement dated June 19, 2024 among EMX, as borrower, Franco-Nevada GLW Holdings Corp., as the lender, and EMX Chile SpA and the other guarantors from time to time, as the guarantors;

"EMX Disclosure Letter" means the disclosure letter dated September 4, 2025 regarding the Arrangement Agreement that was executed by EMX and delivered to Elemental Altus concurrently with the execution of the Arrangement Agreement;

"EMX DSU Agreements" means the DSU Agreements dated March 31, 2025 entered into between EMX and each holder of EMX DSUs;

"EMX DSUs" means deferred share units granted pursuant to the EMX DSU Agreements;

"EMX Equity Incentive Plans" means, collectively, the EMX Option Plan, the EMX RSU Plan and the EMX DSU Agreements;

"EMX Interim Financial Statements" means the unaudited condensed consolidated interim financial statements of EMX for the three and six months ended June 30, 2025 and 2024, including the notes thereto;

"EMX Interim MD&A" means the management's discussions and analysis of EMX for the three and six months ended June 30, 2025;

"EMX Material Contracts" means in respect of EMX or any of its subsidiaries any Contract: (a) that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect; (b) under which EMX or any of its subsidiaries has directly or indirectly guaranteed any liabilities or obligations of a third party (other than endorsements for collection in the ordinary course of business) in excess of $2,500,000 in the aggregate; (c) that is a lease, sublease, license or right of way or occupancy agreement for real property which has a value in excess of $2,500,000 and that is material to the business or to an operation of the EMX or any of its subsidiaries, taken as a whole; (d) that provides for the establishment of, investment in or formation of any partnership or joint venture with an arm's length person in which the interest of EMX or any of its subsidiaries exceeds $2,500,000 (book value); (e) relating to indebtedness for borrowed money (other than indebtedness solely among EMX and/or any of its subsidiaries), whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,500,000; (f) relating to the deferred purchase price of property or assets, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of $2,500,000; (g) under which the EMX or any of its subsidiaries is obligated to make payments in excess of $2,500,000 per annum (other than payments solely among EMX and/or any of its subsidiaries); (h) that limits or restricts EMX or any of its subsidiaries from engaging in any line of business or in any geographic area, except for any such Contract entered into in the ordinary course of business; (i) that restricts EMX from paying dividends or other distributions to its shareholders; (j) that is an EMX Royalty Agreement; (k) relating to any interest rate, currency, equity or commodity swap, hedge, derivative, forward or off-take agreement that has a value in excess of $2,500,000, (l) that relates to an acquisition or divestiture for value in excess of $2,500,000; or (m) that is a material agreement with a Governmental Entity;

"EMX Material Royalty Interests" means, for the purposes of the Arrangement Agreement, the material royalty, net profit, production payment or other interests of EMX in the Gediktepe Mine, the Timok Project and the Caserones Mine, as more particularly set out in the EMX Disclosure Letter;

"EMX Option Plan" means the Stock Option Plan of EMX, which was last amended on November 23, 2023 and last approved by the Shareholders at the annual general and special meeting on June 2, 2025;

"EMX Options" means the outstanding options of EMX to purchase EMX Shares issued under the EMX Option Plan;

"EMX Permitted Liens" means, in respect of EMX or any of its Material Subsidiaries, any one or more of the following:

(a) Liens for Taxes or unpaid wages which are (i) not delinquent, or (ii) that are being contested in good faith by appropriate proceedings, provided that in either case adequate reserves have been taken on EMX's or its Material Subsidiary's financial statements in accordance with IFRS Accounting Standards;

(b) the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and that have been adequately reserved on EMX's or its Material Subsidiary's financial statements in accordance with IFRS Accounting Standards;

(c) any right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any lease, license, franchise, grant, claim or authorization of EMX or any of its Material Subsidiaries, and the right reserved to or vested in any Governmental Entity to terminate any such lease, license, franchise, grant, claim or authorization or to require annual or other payments as a condition of their continuance, and any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Entity;

(d) easements, rights-of-way, encroachments, restrictions, covenants, conditions, minor encumbrances and other similar matters that, individually or in the aggregate, do not materially and adversely impact EMX's and its Material Subsidiaries' current or contemplated use, occupancy, utility or value of the applicable real property;

(e) the Lien resulting from the deposit of cash or securities (i) in connection with Contracts, tenders or expropriation proceedings, or (ii) to secure workers' compensation, surety or appeal bonds, costs of litigation when required by Law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics', warehouseman's, carriers' and other similar liens;

(f) landlords' Liens arising in the ordinary course of business;

(g) Liens securing indebtedness pursuant to the EMX Credit Agreement;

(h) the extension, renewal or refinancing of any EMX Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property; and

(i) as disclosed in the EMX Disclosure Letter;

"EMX Royalty Agreements" means the definitive agreements pursuant to which EMX and/or any of its subsidiaries holds the EMX Material Royalty Interests, and any ancillary documentation or agreements relating to any security interests granted thereunder;

"EMX RSU Holder" means a holder of one or more EMX RSUs;

"EMX RSU Plan" means the Restricted Share Unit Plan of EMX, which was last amended on November 23, 2023 and last approved by the Shareholders at the annual general and special meeting on June 28, 2023;

"EMX RSUs" means restricted share units issued pursuant to the EMX RSU Plan;

"EMX Shares" means the common shares of EMX, as currently constituted;

"EMX Supporting Shareholders" means each of the senior officers, directors and significant shareholders of EMX listed in Schedule E of the Arrangement Agreement;

"EMX Voting Agreements" means the voting and support agreements (including all amendments thereto) between Elemental Altus and the EMX Supporting Shareholders setting forth the terms and conditions upon which they agree to vote their EMX Shares and EMX Options, as applicable, in favour of the Arrangement Resolution;

"EMX Warrant Certificates" means the warrant certificates representing the EMX Warrants issued on April 14, 2022 in connection with a private placement with Franco-Nevada Corporation, pursuant to which Franco-Nevada Corporation purchased 3,812,121 units at C$3.30 per unit, with each unit comprised of one Share and one EMX Warrant to purchase an additional EMX Share for C$4.45, exercisable until April 14, 2027;

"EMX Warrants" means the outstanding warrants of EMX to purchase EMX Shares;

"Exchange Ratio" means 0.2822 Elemental Altus Shares for each EMX Share;

"Exchanges" means the TSX-V and the NYSE American, as applicable;

"Executive Employment Agreements" has the meaning set forth in "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement - Change of Control Provisions";

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to EMX and Elemental Altus, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, after being informed of the intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance, exchange and distribution of the Consideration and Replacement Options pursuant to the Arrangement, and approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of EMX and Elemental Altus, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to EMX and Elemental Altus, each acting reasonably);

"Gediktepe Mine" means the Gediktepe mine development project in western Türkiye, which is operated by ACG Metals Limited (Polimetal);

"Gediktepe Technical Report" means the technical report entitled "Gediktepe Project - Balıkesir Province, Turkey NI 43-101 Royalty Technical Report" dated March 21, 2022 and with an effective date of February 1, 2022, prepared by DAMA Engineering Inc., which technical report was prepared for, and filed under EMX's SEDAR+ profile on March 31, 2022;

"Governmental Entity" means: (a) any national, multinational, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, bureau, board or authority of any of the foregoing, (c) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, or (d) any stock exchange;

"GRR" has the meaning ascribed to it in Appendix J;

"Haywood" means Haywood Securities Inc.;

"Haywood Opinion" means the fairness opinion of Haywood, dated September 4, 2025, addressed to the Special Committee to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders under the Arrangement is fair, from a financial point of view, to the Shareholders;

"Holder" has the meaning given to it in "Part IV - Certain Canadian Federal Income Tax Considerations";

"IFRS Accounting Standards" means IFRS Accounting Standards as issued by the International Accounting Standards Board;

"In-The-Money Value" means, in respect of an EMX Option or a Replacement Option (as the case may be) at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the EMX Shares or Elemental Altus Shares (as the case may be) subject to and issuable upon the exercise such EMX Option or Replacement Option (as the case may be) exceeds (b) the exercise price of such EMX Option or Replacement Option (as the case may be);

"Interim Order" means the order made after the application submitted to the Court pursuant to Section 291 of the BCBCA after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement as contemplated by Section 2.2 of the Arrangement Agreement, in form and substance acceptable to EMX and Elemental Altus, each acting reasonably, providing for, among other things, the calling and holding of the EMX Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court (provided that such amendment, modification, supplement or variation is satisfactory to both EMX and Elemental Altus, acting reasonably);

"Intermediary" includes a broker, investment dealer, bank, trust company, nominee or other intermediary;

"Investment Canada Act" means the Investment Canada Act (Canada) and the regulations thereunder;

"IRS" means the U.S. Internal Revenue Service;

"Karlawinda Mine" means the Karlawinda open pit gold mine located in the Pilbara region of Western Australia, 70km south-east of the town of Newman;

"Karlawinda Technical Report" means the technical report entitled "Amended NI 43-101 Technical Report Karlawinda Gold Project, Western Australia, Australia" dated August 4, 2021, with an effective date of December 21, 2020, as amended on August 4, 2021, which technical report was prepared for, and filed under, Elemental Altus' SEDAR+ profile.

"Key Regulatory Approvals" means the Regulatory Approvals described in the EMX Disclosure Letter and the Elemental Altus Disclosure Letter, as applicable;

"Key Third Party Consents" means those consents and approvals, other than Key Regulatory Approvals, required from any third party to proceed with the transactions contemplated by the Arrangement Agreement and the Plan of Arrangement, as set out in the Elemental Altus Disclosure Letter and the EMX Disclosure Letter, as applicable;

"Laverton Acquisition" has the meaning ascribed to it in Appendix J;

"Laurel Hill Advisory Group" means the proxy solicitation agent and securityholder communications advisor retained by EMX;

"Law" or "Laws" means all laws (including common law), by-laws, statutes, rules, regulations, codes, principles of law and equity, orders, rulings, ordinances, judgments, injunctions, determinations, awards, decrees or other requirements, including for greater certainty any Laws designed to prohibit, restrict or regulate actions, including mergers and acquisitions, having the purpose or effect of monopolization or restraint of trade, whether domestic or foreign, and the terms and conditions of any authorization, and the term "applicable" with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, property or securities and emanate from a person having jurisdiction over the Party or Parties or its or their business, undertaking, property or securities;

"Letter of Transmittal" means the letter of transmittal being delivered by EMX to the Registered Shareholders providing for the delivery of EMX Shares to the Depositary in exchange for the Consideration;

"Liens" means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, royalties, encumbrances, easements, servitudes, rights of way, encroachments and title retention agreements, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

"Material Adverse Effect" means, in respect of EMX or Elemental Altus, any fact, change, event, occurrence, effect, state of facts, or circumstance that, individually or in the aggregate with other such facts, changes, events, occurrences, effects, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition, liabilities (whether absolute, accrued, contingent or otherwise) of such Party and its subsidiaries taken as a whole, other than any fact, change, event, occurrence, effect, state of facts or circumstance resulting from or arising in connection with:

(a) any change or development generally affecting the mining royalty industry;

(b) any change (on a current or forward basis) in the price of commodities;

(c) any climatic or other natural events or conditions, including any hurricane, flood, tornado, earthquake or other natural disaster or man-made disaster or acts of God;

(d) the commencement or continuation of any epidemic, pandemic or other outbreak of illness or public health event, including the escalation or worsening thereof, and including any measures introduced by any Governmental Entity to address such epidemic, pandemic or other outbreak or public health event;

(e) the commencement or continuation of war or armed hostilities, any act of terrorism, cyberterrorism, civil unrest, civil disobedience, sabotage, cybercrime, national or international calamity, military action, declaration of a state of emergency or any other similar event, or any change, escalation or worsening thereof;

(f) any change in IFRS Accounting Standards or changes in applicable regulatory accounting requirements applicable to the industries in which such Party or its subsidiaries conducts business, or that result from any action taken for the purpose of complying with any of the foregoing;

(g) any change or development in global, national or regional economic, political, or financial conditions, including changes in (i) financial markets, credit markets, commodities markets or capital markets, (ii) interest rates and credit ratings, (iii) inflation, (iv) currency exchange rates and (v) the imposition or adjustment of any import or export restriction, prohibition, tariff, duty, charge or Tax by any Governmental Entity;

(h) any adoption, proposed implementation, repeal, modification, reinterpretation or change in applicable Law, or any executive order issued, or any interpretation or application (or non-application) thereof of or by any Governmental Entity;

(i) any specific action taken (or omitted to be taken) by such Party that is expressly required to be taken (or, in the case of an omission, expressly prohibited to be taken) pursuant to the Arrangement Agreement or with the express prior written consent or at the written direction of the other Parties hereto;

(j) any change in the market price or trading volume of such Party's securities (it being understood that the causes underlying such change in market price or trading volume may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(k) the failure of such Party to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings, cash flows or other financial operating metrics of such Party or of any securities analysts before, on or after the date of the Arrangement Agreement (it being understood that the causes underlying such failure may, to the extent not otherwise excluded from the definition of Material Adverse Effect, be taken into account in determining whether a Material Adverse Effect has occurred);

(l) the execution or announcement of the Arrangement Agreement or the Arrangement or the implementation of the Arrangement and the consummation of the transactions contemplated herein, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of such Party with any of its customers, employees, shareholders, vendors, distributors, partners or suppliers arising as a direct consequence of same; or

(m) any matters set forth in Section 1.1 of the Elemental Altus Disclosure Letter or the EMX Disclosure Letter, as applicable,

provided, however, that (i) in the case of clauses (a) through and including (h) of this definition, only to the extent that any such fact, change, event, occurrence, effect, state of facts, liability or circumstances does not have a disproportionate effect on such Party and its subsidiaries, taken as a whole, relative to comparable entities operating in the mining royalty industry, and (ii) references in the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative or interpretative for purposes of determining whether a Material Adverse Effect has occurred;

"material fact" has the meaning ascribed to such term under applicable Securities Laws in Canada;

"Material Subsidiaries" means: (a) in respect of Elemental Altus, Elemental Royalties Limited, Altus Strategies Limited, Elemental Royalties Delaware LLC, Elemental Royalties (Australia) Pty Ltd., Elemental One Limited, Altus Royalties Limited, Altus Royalties Holdings Limited, and Altus Royalties Australia Limited; and (b) in respect of EMX, Bullion Monarch Mining, Inc., EMX (USA) Services Corp., Bronco Creek Exploration Inc., Eurasia Madencilik Ltd. Sti., Eurasian Royalty Madencilik Anonim Sirketi, EMX Chile SpA, VIAD Royalties AB, and Minera Tercero SpA;

"Meeting" means the special meeting of the Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order for the purpose of considering and, if thought appropriate, approving the Arrangement Resolution;

"MI 61-101" means Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions of the CSA;

"misrepresentation" has the meaning ascribed to such term under applicable Securities Laws in Canada;

"MLI" has the meaning given to it in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dividends on Elemental Altus Shares";

"NASDAQ" means the NASDAQ Stock Market;

"NI 43-101" means National Instrument 43-101 - Standards of Disclosure for Mineral Projects of the CSA;

"NI 44-101" means National Instrument 44-101 - Short Form Prospectus Distributions of the CSA;

"NI 45-102" means National Instrument 45-102 - Resale of Securities of the CSA;

"NI 45-106" means National Instrument 45-106 - Prospectus Exemptions of the CSA;

"NI 54-101" means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the CSA;

"NOBOs" has the meaning ascribed thereto under the heading "Part VIII - General Proxy Matters - How to Vote - As a Non-Registered Shareholder";

"Non-Approving Party" has the meaning ascribed thereto under the heading "Part II - The Arrangement Agreement - Expenses and Termination Fees - Termination Fee";

"Non-Registered Shareholders" means Shareholders that do not hold their EMX Shares in their own name and whose EMX Shares are held through an Intermediary;

"Non-Resident Dissenting Holder" has the meaning given to it in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dissenting Holders Not Resident in Canada";

"Non-Resident Holder" has the meaning given to it in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada";

"Non-Solicitation Covenants" has the meaning ascribed thereto under the heading "Part I - The Arrangement - Details of the Arrangement - The Arrangement Agreement - Covenants - Non-Solicitation Covenants";

"Non-U.S. Holder" has the meaning ascribed thereto in "Part V - Certain United States Federal Income Tax Considerations";

"Notice of Dissent" means the written objection of a Registered Shareholder to the Arrangement Resolution submitted to EMX in accordance with the Dissent Procedures;

"Notice of Special Meeting" means the Notice of Special Meeting of Securityholders, which accompanies this Circular;

"NYSE American" means the NYSE American LLC;

"OBOs" has the meaning ascribed thereto under the heading "Part VIII - General Proxy Matters - How to Vote - As a Non-Registered Shareholder";

"Optionholders" means holders of one or more EMX Options;

"ordinary course of business" "ordinary course of business consistent with past practice", or any similar reference, means, with respect to an action taken by a Party or any of its subsidiaries, that such action is consistent in nature and scope with the past practices of such Party or its subsidiaries and is taken in the ordinary course of the normal day-to-day business and operations of such Party or its subsidiaries;

"OTCQX" means the OTCQX market of the OTC Markets Group Inc.;

"Outside Date" means February 4, 2026 or such later date as may be agreed to by the Parties and set out in an instrument in writing for that purpose that is executed by the Parties; provided that if the Effective Date has not occurred by the date that is five (5) months from the date of the Arrangement Agreement as a result of the failure to satisfy the conditions set forth in Sections 6.1(d) and 6.1(e) of the Arrangement Agreement and no Key Regulatory Approval has been denied by a non-appealable decision of a Governmental Entity, then any Party may elect by notice in writing delivered to the other Parties by no later than 5:00 p.m. (Vancouver time) on a date that is on or prior to such date or, in the case of subsequent extensions, the date that is on or prior to the Outside Date, as previously extended, to extend the Outside Date from time to time by a specified period of not less than 30 days from the then-current Outside Date (including as previously extended); provided further that, notwithstanding the foregoing, (A) a Party shall not be permitted to extend the Outside Date if the failure to satisfy any such condition is primarily the result of the breach of such Party's failure to comply with any of its covenants in of the Arrangement Agreement; and (B) the aggregate extension period for the Outside Date shall not exceed 90 days from the date that is five (5) months from the date of the Arrangement Agreement or such other maximum number of days from the date that is five (5) months from the date of the Arrangement Agreement that may agreed in writing by the Parties;

"Party" means any of EMX, Elemental Altus or Acquireco as the case may be, and "Parties" means all of them, collectively;

"person" includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

"PFIC" has the meaning ascribed thereto in "Part V - Certain United States Federal Income Tax Considerations";

"Plan of Arrangement" means the plan of arrangement, substantially in the form and content set out in Appendix D to this Circular, and any amendments or variations thereto made in accordance with Section 8.3 of the Arrangement Agreement or the Plan of Arrangement or at the direction of the Court with the consent of the Parties, each acting reasonably;

"Pre-Closing Reorganization" has the meaning ascribed to such term in Section 5.5(a) of the Arrangement Agreement;

"Prescribed Use of Proceeds" means the use of the proceeds of the Elemental Altus Financing as set out in the Elemental Altus Disclosure Letter;

"Pro Forma Financial Information" has the meaning ascribed thereto in Appendix K;

"Proposed Amendments" has the meaning ascribed thereto in "Part IV - Certain Canadian Federal Income Tax Considerations";

"Public Documents" means, in the case of EMX, the SEDAR+ Public Documents and the EDGAR Public Documents and in the case of Elemental, the SEDAR+ Public Documents;

"QEF Election" has the meaning ascribed thereto in "Part V - Certain United States Federal Income Tax Considerations";

"Qualified Person" means a "qualified person" within the meaning given to such term in NI 43-101;

"Receiving Party" has the meaning ascribed thereto in "Part II - The Arrangement Agreement - Non-Solicitation and Right to Accept a Superior Proposal - Right to Accept a Superior Proposal";

"Record Date" means September 25, 2025;

"Registered Plans" has the meaning ascribed thereto in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Eligibility for Investment by Registered Plans";

"Registered Securityholder" means, as applicable, the person whose name appears on the registers of EMX as the owner of EMX Shares and/or as the owner of EMX Options;

"Registered Shareholder" means, as applicable, the person whose name appears on the register of EMX as the owner of EMX Shares;

"Registrar" has the meaning ascribed to such term in the BCBCA;

"Regulation S" means Regulation S under the U.S. Securities Act;

"Regulatory Approvals" means any sanctions, rulings, consents, authorizations, clearances, orders, exemptions, licences, permits and other approvals under any Law (including the lapse, without objection, of a prescribed time under any Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an order prohibiting closing being made) required from any Governmental Entity to proceed with the Arrangement and the transactions contemplated hereby, including the Key Regulatory Approvals;

"Reorganization" has the meaning set forth in "Part V - Certain United States Federal Income Tax Considerations";

"Replacement Option" means an option to acquire Elemental Altus Shares to be issued in exchange for a EMX Option pursuant to the Plan of Arrangement;

"Representatives" has the meaning ascribed thereto in Section 7.2(a) of the Arrangement Agreement;

"Resident Dissenting Holder" has the meaning given to it in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Dissenting Holders Resident in Canada";

"Resident Holder" has the meaning given to it in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada";

"Returns" means all reports, forms, elections, declarations, designations, notices, filings, information statements and returns, including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, that are filed or required to be filed with any Governmental Entity in connection with any Taxes, and whether in tangible or electronic form;

"Rule 144" means Rule 144 under the U.S. Securities Act;

"SEC" means the United States Securities and Exchange Commission;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the exchange, issuance, and distribution of the Consideration Shares and Replacement Options;

"Securities Act" means the Securities Act (British Columbia) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

"Securities Laws" means, as applicable to a Party, all provincial and territorial securities laws, including the Securities Act, and securities laws in the United States including the U.S. Securities Exchange Act, the U.S. Securities Act and all other U.S. federal and state securities Laws and the respective regulations or rules made thereunder, together with all applicable published policy statements, orders, rulings, notices and interpretation notes (in each case, as applicable), and the policies and rules of the TSX-V and NYSE American, applicable to companies listed thereon;

"Securityholder Approval" means the approval of the Arrangement Resolution by (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under MI 61-101;

"Securityholders" means, collectively, the Shareholders and the Optionholders;

"SEDAR+" means the System for Electronic Document Analysis and Retrieval+ described in National Instrument 13-103 - System for Electronic Document Analysis and Retrieval + (SEDAR+) of the CSA and available for public view at www.sedarplus.ca;

"SEDAR+ Public Documents" means all forms, reports, schedules, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) that have been publicly filed by the applicable Party on SEDAR+ since January 1, 2023, and are publicly available pursuant to Securities Laws applicable in Canada;

"Shareholders" means holders of one or more EMX Shares;

"Solicited Party" has the meaning ascribed to such term in the Arrangement Agreement;

"Special Committee" means the special committee comprised solely of independent directors of EMX.

"subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a subsidiary;

"Subsidiary PFIC" has the meaning ascribed thereto in "Part V - Certain United States Federal Income Tax Considerations";

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal made after the date of the Arrangement Agreement by a person, or group of persons acting jointly or in concert (as such term is defined in NI 62-104), who is or are at arm's length to the Party subject to the Acquisition Proposal, to acquire (whether by way of a single or multistep transaction or a series of related transactions) not less than: (i) all of the outstanding Elemental Altus Shares or EMX Shares, as applicable, not already owned by such person or group of persons, or (ii) all or substantially all of the assets of the Party and its subsidiaries on a consolidated basis, that:

(a) complies with all applicable Securities Laws and did not result from a breach of Section 7.2 of the Arrangement Agreement by the Party or its Representatives;

(b) the board of directors of such Party has determined in good faith, after receiving the advice of its financial advisors and its outside legal advisors, is reasonably capable of being completed in accordance with its terms without undue delay, taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal and the person or persons making such Acquisition Proposal;

(c) is not subject to any financing condition and in respect of which adequate arrangements have been made to complete any required financing to consummate the Acquisition Proposal at the time and on the basis set out in such Acquisition Proposal to the satisfaction of the board of directors of such Party, acting in good faith (after consultation with its legal and financial advisors);

(d) is not subject to any due diligence, or access to information or persons, condition or conditions (but, for greater certainty, may include a customary access covenant for the purposes of granting reasonable access to properties, books, records and personnel during any interim period if such covenant does not constitute, and there is no related, closing condition);

(e) in the case of a transaction that involves the acquisition of Elemental Altus Shares or EMX Shares, is made available to all Elemental Altus Shareholders or Shareholders, as the case may be, other than the person or persons making such Acquisition Proposal, on the same terms and conditions (including as to the form and amount of consideration);

(f) the board of directors of such Party has determined in good faith, after receiving the advice of its financial advisors and its outside legal advisors, taking into account all of the terms and conditions of such Acquisition Proposal (including the person or group of persons making such Acquisition Proposal and their affiliates), that such Acquisition Proposal would, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction that in the case of EMX, is more favourable, from a financial point of view, to the Shareholders and, in the case of Elemental Altus is more favourable, from a financial point of view, to Elemental Altus, than the Arrangement, taking into account any amendments to the terms and conditions of the Arrangement proposed by the other Party pursuant to Section 7.3(b) of the Arrangement Agreement; and

(g) the Party has sufficient financial resources available to pay or has made arrangements to pay any Termination Fee payable pursuant to the terms hereof, in accordance with the terms hereof;

"Swedish FDI Act" means the Swedish Act (2023:560) on the Screening of Foreign Direct Investments;

"Swedish FDI Approval" means the final non-appealable approval or decision to leave a notification without further action, by the Swedish Inspectorate of Strategic Products in accordance with the Swedish FDI Act (with or without any terms, conditions or commitments);

"Swedish Inspectorate of Strategic Products" means the Swedish Inspectorate of Strategic Products (Sw. Inspektionen för strategiska produkter (ISP));

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

"taxable capital gain" has the meaning ascribed thereto in "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses";

"Taxes" mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales taxes, use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, non-resident withholding taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, whether disputed or not;

"Termination Fee" means C$15,753,038;

"Tether" means Tether Investments S.A. de C.V.;

"Timok Project" means the Timok Copper-Gold Project in the Republic of Serbia;

"Timok Technical Report" means the technical report titled "NI 43-101 Technical Report - Timok Copper-Gold Project Royalty, Serbia" dated March 25, 2022 and with an effective date of December 31, 2020, prepared by Mineral Resource Management LLC for, and filed under, EMX's SEDAR+ profile on March 31, 2022.

"TSX-V" means the TSX Venture Exchange;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

"U.S. Exchange" means NASDAQ, or at the discretion of Elemental Altus, NYSE American.

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. Holder" has the meaning ascribed thereto under "Part V - Certain United States Federal Income Tax Considerations";

"U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

"U.S. Securities Laws" means federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as the context requires, including judicial and administrative interpretations thereof;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

"U.S. Treasury Regulations" means the Treasury regulations promulgated by the U.S. Tax Code;

"U.S. Treaty" has the meaning ascribed thereto under "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dividends on Elemental Altus Shares";

"U.S. Treaty Holder" has the meaning ascribed thereto under "Part IV - Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Dividends on Elemental Altus Shares";

"Value per Settled DSU" means the market value of the EMX Shares as at the Effective Date based on the volume-weighted average price of the EMX Shares on the TSX-V for the five trading days immediately preceding the Effective Date.

"VIF" means a voting instruction form; and

"Voting Agreements" means, collectively, the EMX Voting Agreements and the Elemental Altus Voting Agreements.

GENERAL INFORMATION

Information Contained in this Circular

This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of EMX for use at the Meeting and any adjournment or postponement thereof. No person has been authorized to give any information or make any representation in connection with the Arrangement other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by EMX and should not be relied upon in making a decision as to how to vote on the Arrangement.

Securityholders should not construe the contents of this Circular as legal, tax or financial advice and should consult with their own legal, tax, financial and other professional advisors.

The information concerning Elemental Altus and its subsidiaries contained or incorporated by reference in this Circular has been provided or publicly filed by Elemental Altus. Although EMX has no knowledge that would indicate that any of such information is untrue or incomplete, EMX does not assume any responsibility for the accuracy or completeness of such information or the failure by Elemental Altus or any of its subsidiaries or any of their respective representatives to disclose events which may have occurred or may affect the completeness or accuracy of such information but which are unknown to EMX.

All summaries of, and references to, the Arrangement or the Arrangement Agreement in this Circular are qualified in their entirety by reference to the Arrangement Agreement (a copy of which is available under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov), and the complete text of the Plan of Arrangement, a copy of which is attached as Appendix D to this Circular. You are urged to read carefully the full text of the Plan of Arrangement.

All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Circular is given as of September 29, 2025 unless otherwise specifically stated.

Non-IFRS Financial Performance Measures

This Circular and the documents incorporated by reference that relate to EMX present certain measures, including adjusted revenue and other income, adjusted royalty revenue, adjusted cash flows from operating activities, gold equivalent ounces, earnings before interest, taxes, depreciation and amortization (EBITDA) and adjusted EBITDA, and working capital.

In addition, certain documents incorporated by reference that relate to Elemental Altus present certain measures, including adjusted revenue, adjusted depletion, adjusted tax expense, adjusted cash flow from operating activities, adjusted EBITDA, and gold equivalent ounces.

In the royalty and streaming industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. These measures, in addition to information prepared in accordance with IFRS Accounting Standards, are intended to provide investors with useful information to assist in their evaluation of EMX's and Elemental Altus' performance and ability to generate cash flow from its operations. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. For further information, including the reconciliation of these non-IFRS Accounting Standards measures used and presented by EMX or Elemental Altus, as applicable, to the most directly comparable IFRS Accounting Standards measures, refer to the section "Non-IFRS Financial Measures" in each of the EMX Annual MD&A and EMX Interim MD&A, which are incorporated by reference in this Circular and available under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, and the section "Non-IFRS Measures" in each of the Elemental Altus Annual MD&A and the Elemental Altus Interim MD&A, which are incorporated by reference in this Circular and available under Elemental Altus' profile on SEDAR+ at www.sedarplus.ca.

Presentation of Financial Information

EMX and Elemental Altus report in U.S. dollars. The historical financial statements and all other financial information of EMX and Elemental Altus included or incorporated by reference in this Circular are reported in U.S. dollars and have been prepared in accordance with IFRS Accounting Standards.

The financial statements of EMX were audited in accordance with the standards of the Public Company Accounting Oversight Board (United States). The financial statements of Elemental Altus were audited in accordance with Canadian generally accepted auditing standards. The unaudited pro forma condensed combined financial information included in this Circular are reported in U.S. dollars and have been prepared by Elemental Altus management in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with IFRS Accounting Standards.

Pro Forma Financial Information

The unaudited pro forma condensed combined financial information included in this Circular give effect to the Arrangement and certain related adjustments described in the notes accompanying such financial statements.

The unaudited pro forma interim consolidated statement of financial position as of June 30, 2025 combines the unaudited condensed consolidated interim statement of financial position of Elemental Altus as of June 30, 2025, with the unaudited condensed interim consolidated statement of financial position of EMX as of June 30, 2025, giving effect to the Arrangement as if it had been consummated on June 30, 2025.

The unaudited pro forma interim consolidated statement of income and comprehensive income for the six months ended June 30, 2025 combines the unaudited condensed consolidated interim statement of income and comprehensive income of Elemental Altus for the six months ended June 30, 2025 with the unaudited condensed interim consolidated statement of income of EMX for the six months ended June 30, 2025, giving effect to the Arrangement as if it had been consummated on January 1, 2024.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2024 combines the audited consolidated statement of loss and comprehensive loss of Elemental Altus for the year ended December 31, 2024 with the audited consolidated statement of loss of of EMX for the year ended December 31, 2024, giving effect to the Arrangement as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

  the Elemental Altus Annual Financial Statements incorporated by reference into this Circular,

  the Elemental Altus Interim Financial Statements incorporated by reference into this Circular,

  the EMX Annual Financial Statements incorporated by reference into this Circular, and the EMX Interim Financial Statements incorporated by reference into this Circular.

The historical consolidated financial statements of EMX and Elemental Altus have been prepared in accordance with IFRS Accounting Standards and in their presentation and reporting currency of U.S. dollars. Adjustments were made to EMX's financial statements to conform EMX's historical accounting presentation to Elemental Altus' accounting presentation. See Appendix M "Unaudited Pro Forma Financial Information" attached to this Circular.

The final purchase consideration for the acquisition of EMX will be based on the actual closing price per Elemental Altus Share on the Effective Date, which could differ materially from the assumed closing price per Elemental Altus Share used to estimate the purchase consideration for the purposes of the unaudited pro forma condensed combined financial information. Further, no effect has been given to any other new EMX Shares that may be issued (e.g. pursuant to the exercise or settlement of outstanding EMX Convertible Securities) subsequent to the date of this Circular and prior to the closing of the Arrangement. The stock price used for the preliminary purchase consideration for the acquisition of EMX is the closing price of Elemental Altus Shares on September 4, 2025 ($20.50 per share (on a post-Consolidation basis assuming the Consolidation had occurred as of September 4, 2025)), the most recent date practicable prior to the date of this Circular.

The unaudited pro forma condensed combined financial information are presented for illustrative purposes only and do not necessarily reflect what the Combined Company's financial condition and results of operations following completion of the Arrangement would have been had the Arrangement occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of the operations of the Combined Company following completion of the Arrangement. The actual financial position and results of operations of the Combined Company following completion of the Arrangement may differ significantly from the pro forma amounts reflected in the unaudited pro forma condensed combined financial information due to a variety of factors.

The unaudited pro forma information and adjustments, including the allocation of the purchase price, are based upon preliminary estimates of fair values of assets acquired and liabilities assumed, current available information and certain assumptions that Elemental Altus believes are reasonable in the circumstances, as described in the notes to the unaudited pro forma condensed combined financial information. The actual adjustments to the consolidated financial statements of Elemental Altus upon closing of the Arrangement will depend on a number of factors, including, among others, the price of Elemental Altus Shares used to value the Consideration, the actual expenses of the Arrangement and other additional information that becomes available after the date of this Circular. As a result, it is expected that actual adjustments will differ from the pro forma adjustments, and the differences may be material. See "General Information - Cautionary Note Regarding Forward-Looking Statements and Information" and "Risk Factors".

Scientific and Technical Information

All mineral reserves and mineral resources for EMX have been estimated in accordance with the standards of the Canadian Institute of Mining Metallurgy and Petroleum ("CIM") Definition Standards adopted by the CIM Council on May 10, 2014 and NI 43-101. All mineral resources are reported exclusive of mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties of EMX contained in or incorporated by reference in this Circular that are considered to be material mineral properties to EMX are contained in the EMX AIF, and the current technical reports for each of these properties are available under EMX's profile on SEDAR+ at www.sedarplus.ca. See "Part VII - Other Information - Experts".

Except as otherwise provided in this Circular, including as set forth below, the scientific and technical information relating to EMX contained in this Circular was approved by Eric P. Jensen, CPG, EMX's General Manager of Exploration and a "Qualified Person" under NI 43-101.

The scientific and technical information relating to EMX contained in this Circular or incorporated by reference herein and related to the following was reviewed and approved by:

  properties located in North America and Latin America, other than Caserones Mine, including under the sections of the EMX AIF entitled "General Development of the Business" and "Mineral Properties", the list of royalty assets contained in Appendix A of the EMX AIF, the summaries of mineral reserves, historical mineral reserves, mineral resources, and historical mineral resources for the royalty assets contained in Appendix B of the EMX AIF, other than the Caserones Mine and Timok Project, and for all other scientific and technical information included in the EMX AIF and not covered by any other named expert in these sections related to North America and Latin America: Michael P. Sheehan, CPG, an employee of EMX and a "Qualified Person" under NI 43-101;

  properties located in Europe, Türkiye, Morocco and Australia under the sections of the EMX AIF entitled "General Development of the Business" and "Mineral Properties", the summaries of the historical mineral reserves and historical mineral resources for the Timok Project contained in Appendix B of the EMX AIF and for all other scientific and technical information included in the EMX AIF and not covered by any other named expert in these sections related to Europe, Türkiye and Australia: Eric P. Jensen, CPG, General Manager of Exploration of EMX and a "Qualified Person" under NI 43-101;

  the Gedikepte Mine under the section "Technical Information - Gediktepe" of the EMX AIF: Mustafa Atalay, CPG, Senior Geologist, Metin Alemdar, M.Sc., MIMMM, Senior Mining and Mineral Processing Engineer, Selim Yilmaz, MIMMM, Senior Mining and Mineral Processing Engineer, and Arif Umutcan Gelisen, MIMMM, Senior Mining and Mineral Processing Engineer, all of DAMA Engineering Inc., each of whom is independent of EMX, a "Qualified Person" under NI 43-101 and an author of the Gediktepe Technical Report;

  the Timok Project under the section entitled "Technical Information - Timok" of the EMX AIF: Kevin Francis, SME RM, who is independent of EMX and a "Qualified Person" under NI 43-101; and

  the Caserones Mine under the section entitled "Technical Information - Caserones" of the EMX AIF, the information related to the Caserones Mine under the sections entitled "General Development of the Business" and "Mineral Properties" of the EMX AIF and for the summaries of mineral reserves and mineral resources for the Caserones Mine contained in Appendix B of the EMX AIF: Mark Ramirez, SME RM, a consultant of EMX and a "Qualified Person" under NI 43-101.

The scientific and technical disclosure relating to Elemental Altus contained in this Circular or incorporated by reference herein with respect to the Karlawinda Mine and the Caserones Mine, and any other mineral projects that underlie Elemental Altus' royalties, has been reviewed and approved by Richard Evans, BSc (Hons) GradDip Bus FAusIMM, Senior Vice President - Technical for Elemental Altus, a "Qualified Person" as defined in NI 43-101.

See the Elemental Altus AIF for further information on the Karlawinda Mine.

Cautionary Note Regarding Forward-Looking Statements and Information

This Circular, including documents incorporated by reference herein, contains forward-looking statements and information within the meaning of applicable Securities Laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends", "potential" and similar expressions are intended to identify forward-looking statements or information. More particularly and without limitation, this Circular contains forward-looking statements and information concerning: whether the Arrangement will be consummated, including the timing for completing the Arrangement, or whether conditions to the consummation of the Arrangement will be satisfied; principal steps of the Arrangement; expected completion date of the Arrangement and satisfaction of the conditions thereto, including obtaining approvals of the Securityholders and the Elemental Altus Shareholders, receipt of the Key Regulatory Approvals; receipt of the approval of the TSX-V for the Arrangement; receipt of the approval of the delisting of the EMX Shares from the TSX-V and NYSE American following completion of the Arrangement; satisfaction of the conditions precedent to the completion of the Elemental Altus Financing; receipt of the conditional approval or authorization for listing of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants on the TSX-V and a U.S. Exchange; receipt of the Final Order; expectations regarding the process and timing of delivery of the Consideration Shares to the Shareholders following the Effective Time; the completion of the Elemental Altus Financing; expected potential benefits and synergies of the Arrangement and the ability of the Combined Company to realize the anticipated benefits from the Arrangement, including cost savings, improved operating and capital efficiencies, complementary management expertise, pursuit of further accretive royalty opportunities and to successfully achieve business objectives, including integrating the companies or the effects of unexpected costs, liabilities or delays; expectations regarding increase to revenue; expectations regarding financial strength, free cash flow generation, trading liquidity, and capital markets profile; expectations regarding future exploration and development, growth potential for the Combined Company's operations; the availability of the Section 3(a)(10) Exemption for the issuance of the Elemental Altus Shares issuable as Consideration Shares and for the issuance of Replacement Options pursuant to the Arrangement; anticipated expenses of the Arrangement; the anticipated tax consequences of the Arrangement on Shareholders; expectation that EMX will cease to be a reporting issuer following completion of the Arrangement; the performance characteristics of EMX's business; certain combined operational and financial information of EMX and Elemental Altus; successful integration of the operations of EMX and Elemental Altus following completion of the Arrangement; future project development; change of control matters in respect of officers of EMX; and other statements that are not statements of historical facts.

The forward-looking statements and information included and incorporated by reference in this Circular are based on certain key expectations and assumptions made by EMX and Elemental Altus, including expectations and assumptions concerning: commodity prices and interest and foreign exchange rates, including no material adverse change in the market price of gold, silver, copper and other metal prices; planned synergies, capital efficiencies and cost-savings; prevailing regulatory, tax and environmental laws and regulations; growth of projects and future production rates; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory, Court and securityholder approvals and the satisfaction of other closing conditions in accordance with the Arrangement Agreement; the adequacy of the financial resources of EMX and Elemental Altus; the Combined Company's anticipated financial performance following the Arrangement; the success of EMX's and Elemental Altus' operations; future operating costs of EMX's and Elemental Altus' assets; stock market volatility and market valuations; the absence of control over mining operations from which EMX and Elemental Altus will purchase gold and other metals or from which they will receive royalty payments; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; marketability of minerals; and that there will be no significant events occurring outside of the normal course of business of EMX and Elemental Altus. Although EMX and Elemental Altus believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as EMX and Elemental Altus can give no assurance that they will prove to be correct.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the ability to consummate the Arrangement; the ability to obtain requisite Court, regulatory and securityholder approvals and the satisfaction of other conditions to the consummation of the Arrangement on the proposed terms and schedule; the receipt of a fixed number of Elemental Altus Shares and any fluctuation in the market value of Elemental Altus Shares prior to and following the completion of the Arrangement; the ability of Elemental Altus and EMX to successfully integrate their respective operations and employees and realize synergies and cost savings at the times, and to the extent, anticipated; the potential impact of the Arrangement on operations; the potential impact of the announcement or consummation of the Arrangement on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; the potential for re-rating following the consummation of the Arrangement; changes in general economic, business and political conditions, including changes in the financial markets; restrictions on pursuing alternatives to the Arrangement and taking certain other actions; changes in applicable Laws; compliance with extensive government regulation; changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of Laws, policies and practices, expropriation or nationalization of property and political or economic developments in the jurisdictions in which Elemental Altus or EMX may carry on business or own assets in the future; litigation risks; loss of key personnel; any exercise of Dissent Rights; conflicts of interests; competitive action by other companies; and the diversion of management time on the Arrangement. This forward-looking information may be affected by risks and uncertainties in the business of Elemental Altus and EMX and market conditions. This Circular also contains forward-looking statements and information concerning the anticipated timing for and completion of the Arrangement. EMX and Elemental Altus have provided these anticipated times in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the timing of receipt of the necessary regulatory, Court and securityholder approvals and the time necessary to satisfy the conditions to the closing of the Arrangement. These dates may change for a number of reasons, including the inability to secure necessary regulatory, Court or securityholder approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Arrangement. None of the foregoing lists of important factors are exhaustive. As a result of the foregoing, readers should not place undue reliance on the forward-looking statements and information contained in this Circular.

The information contained in this Circular, including the documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of EMX and Elemental Altus following the Arrangement. Readers are urged to carefully consider those factors.

Readers are cautioned that the foregoing lists are not exhaustive. Readers should carefully review and consider the risk factors described under "Part III - Risk Factors - Risk Factors Related to the Arrangement", "Part III - Risk Factors - Risk Factors Related to the Operations of the Combined Company", Appendix I, "Information Concerning EMX - Risk Factors", "Part IV - Certain Canadian Federal Income Tax Considerations", and "Part V - Certain United States Federal Income Tax Considerations" and other risks described elsewhere in this Circular. Additional information on these and other factors that could affect the operations or financial results of EMX or Elemental Altus following the Arrangement are included in reports on file with applicable Canadian Securities Authorities and may be accessed under EMX's profile and Elemental Altus' profile on the SEDAR+ website (www.sedarplus.ca) or, in the case of EMX, at EMX's website (www.emxroyalty.com), and in the case of Elemental Altus, at Elemental Altus' website (www.elementalaltus.com). EMX's and Elemental Altus' websites, and the information contained in or otherwise accessible through such websites, do not form part of this Circular or part of any other report or document either party files with or furnishes to the Canadian Securities Authorities.

The forward-looking statements and information contained in this Circular are made as of the date hereof and neither EMX nor Elemental Altus undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable securities Laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

Information for United States Securityholders

EMX is a corporation existing under the Laws of British Columbia and is a "foreign private issuer" as defined in Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act. The solicitations of proxies for the Meeting are not subject to the requirements of Sections 14(a) and 14(c) of the U.S. Exchange Act. Accordingly, the solicitations and transactions contemplated in this Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities Laws, and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada and furnished to Securityholders in the United States solely to explain the proposals to be considered at the Meeting, each as described in more detail in this Circular. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act. Securityholders in the United States should also be aware that other requirements under Canadian Laws may differ from those required under United States corporate laws and U.S. Securities Laws and United States federal and state securities legislation.

THE CONSIDERATION SHARES AND THE REPLACEMENT OPTIONS ISSUABLE IN CONNECTION WITH THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE IN THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITIES OF ANY STATE PASSED UPON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Each of the (i) Consideration Shares to be issued pursuant to the Arrangement in exchange for EMX Shares and (ii) Replacement Options to be issued pursuant to the Arrangement in exchange for EMX Options have not been and will not be registered under the U.S. Securities Act or any other U.S. Securities Laws, and are being issued in reliance on the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from the registration requirements under applicable state U.S. Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court issued the Interim Order on September 29, 2025 and, subject to the approval of the Arrangement by the Shareholders, a hearing of the application for the Final Order is currently scheduled to take place at the courthouse of the Court at 800 Smithe Street, Vancouver, British Columbia V6Z 0C8 on November 7, 2025 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard. All persons who will receive Consideration Shares or Replacement Options in the Arrangement are entitled to appear and be heard at this hearing. The Final Order will constitute a basis for the Section 3(a)(10) Exemption with respect to the Consideration Shares to be received by Securityholders in exchange for their EMX Shares, and the Replacement Options to be issued to Optionholders in exchange for their EMX Options, each pursuant to the Arrangement. Prior to the hearing on the Final Order, the Court will be informed of the Parties' intended reliance on the Final Order as the basis for the Section 3(a)(10) Exemption.

The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of any Elemental Altus Shares that are issuable upon exercise of the Replacement Options or the EMX Warrants. Therefore, the Replacement Options and EMX Warrants may not be exercised or converted in the United States or by or for the account or benefit of a U.S. person, nor may Elemental Altus Shares be issued upon such exercise or conversion, unless pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state U.S. Securities Laws (in which case they will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act), or following registration under such Laws. Elemental Altus has agreed that, on or as promptly as practicable following the Effective Date, it will file one or more registration statements on Form S-8 with the SEC to register the issuance of Elemental Shares upon exercise of the Replacement Options from time to time after the Effective Time. Elemental Altus has no present intention to register under the U.S. Securities Act the Elemental Altus Shares issuable upon exercise of the EMX Warrants and no assurance can be made that Elemental Altus will register, or has taken effective steps to register, such Elemental Altus Shares in the future.

The Consideration Shares issuable in exchange for EMX Shares pursuant to the Arrangement (which, for avoidance of doubt, does not include Elemental Altus Shares issuable upon exercise of the Replacement Options or EMX Warrants) will be, upon completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who are "affiliates" (within the meaning of Rule 144) of Elemental Altus at such time or were affiliates of Elemental Altus within 90 days before such time. The determination of whether a person is an "affiliate" depends on the relevant facts and circumstances. Persons who may be deemed to be "affiliates" of an issuer (e.g., Elemental Altus) generally include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain major shareholders of the issuer. Any resale of such Consideration Shares by such an "affiliate" (or former "affiliate") may be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. See "Part I - The Arrangement - Securities Law Matters - United States".

Information concerning the operations and business of Elemental Altus and EMX contained herein has been prepared in accordance with the requirements of Canadian Securities Laws, which differ from the requirements of U.S. Securities Laws. Securityholders in the United States should be aware that although the unaudited historical interim financial statements and audited historical annual financial statements of EMX and other financial information included or incorporated by reference in this Circular have been prepared in U.S. dollars, such financial statements and other financial information included or incorporated by reference in this Circular have been prepared in accordance with IFRS (annual statements) and IAS 34 (quarterly statements), which differ in certain material respects from Generally Accepted Accounting Principles in the United States, or GAAP, and thus may not be comparable in all respects to financial statements and information of United States companies prepared in accordance with GAAP. The financial statements of Elemental Altus for the years ended December 31, 2024 and 2023 were audited in accordance with Canadian generally accepted auditing standards and IFRS. Elemental Altus' auditor is required to be independent with respect to Elemental Altus within the meaning of the Chartered Professional Accountants of British Columbia Code of Professional Conduct. The financial statements of EMX for the years ended December 31, 2024 and 2023 were audited in accordance with Canadian generally accepted auditing standards. EMX's auditor is required to be independent with respect to EMX within the meaning of the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia and in accordance with the U.S. Securities Laws and the applicable rules and regulations of the SEC and the PCAOB.

Shareholders subject to United States federal taxation should be aware that the tax consequences to them of the Arrangement under certain United States federal income tax laws described in this Circular are a summary only. They are urged to consult their tax advisors to determine the particular tax consequences to them of participating in the Arrangement and the ownership and disposition of Consideration Shares acquired in exchange for EMX Shares pursuant to the Arrangement and/or Replacement Options issued pursuant to the Arrangement in exchange for the EMX Options. See "Part V - Certain United States Federal Income Tax Considerations" for certain information concerning the tax consequences of the Arrangement for U.S. Holders who are United States taxpayers.

The enforcement by Securityholders of rights, claims and civil liabilities under the U.S. Securities Laws may be affected adversely by the fact that EMX and Elemental Altus are organized or incorporated under the Laws of Canada, that most of the officers and directors of EMX and Elemental Altus are residents of countries other than the United States, that most or all of the experts named in this Circular and the documents incorporated by reference herein are residents of countries other than the United States, and that substantial portions of the assets of EMX and Elemental Altus are located outside the United States. As a result, it may be difficult or impossible for Securityholders to effect service of process within the United States upon EMX, Elemental Altus and their respective officers, directors or experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities Laws of the United States or "blue sky" Laws of any state within the United States. In addition, Securityholders should not assume that the courts of Canada (i) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities Laws of the United States or "blue sky" Laws of any state within the United States or (ii) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities Laws of the United States or "blue sky" Laws of any state within the United States.

No intermediary, salesperson or other person has been authorized to give any information or make any representation other than those contained in this Circular and, if given or made, such information or representation must not be relied upon as having been authorized by EMX.

THE ARRANGEMENT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES REGULATORY AUTHORITY PASSED ON THE FAIRNESS OR MERITS OF THE ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Cautionary Note to United States Securityholders Concerning Estimates of Mineral Reserves and Resources

This Circular has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in certain material aspects from the previous and current standards of the U.S. Securities Laws and the U.S. Securities Act. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources", "indicated mineral resources", "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the CIM Definition Standards.

In contrast, the SEC's rules for disclosure regarding mineral properties, including with respect to estimates of mineral reserves and mineral resources, are set forth in subpart 1300 of Regulation S-K ("Subpart 1300") promulgated under the U.S. Securities Act, which differs in certain material respects from NI 43-101. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, EMX is not required to provide disclosure on its mineral properties under Subpart 1300 and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, readers are cautioned that information regarding EMX's mineral properties, including with respect to estimates of mineral reserves and mineral resources, contained or incorporated by reference herein are not directly comparable with, and may differ in certain material respects from, similar information disclosed by United States companies that disclose information regarding mineral properties in accordance with Subpart 1300. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserve". Under U.S. standards under Subpart 1300, mineralization may not be classified as a "reserve" unless the determination has been made by a "qualified person" (as such term is defined under Subpart 1300) that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors should also understand that "inferred mineral resources" have a high level of geological uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under Subpart 1300. Accordingly, information contained in this Circular and the documents incorporated by reference herein containing descriptions of mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. Securities Laws and the rules and regulations thereunder.

Currency Exchange Rates

EMX and Elemental Altus publish their consolidated financial statements in United States dollars. In this Circular, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars and references to "dollars", "US$" or "$" are to United States dollars and references to "C$" are to Canadian dollars.

On September 4, 2025, the trading day immediately prior to the Announcement Date, the average daily exchange rate as reported by the Bank of Canada was US$1.00 = C$1.3829 or C$1.00 = US$0.7231. On September 25, 2025, the Bank of Canada daily average exchange rate for U.S. dollars published on the Bank of Canada's website was US$1.00 = C$1.3927 or C$1.00 = US$0.7180.

The following table sets forth, for each period indicated, the high and low exchange rates, the average exchange rate, and the exchange rate at the end of the period, based on the exchange rate of one U.S. dollar in exchange for Canadian dollars published by the Bank of Canada.

	Year ended December 31		Six Months ended June 30
	2024	2023	2025	2024
High	C$1.4416	C$1.3875	C$1.4603	C$1.3821
Low	C$1.3316	C$1.3128	C$1.3558	C$1.3316
Average	C$1.3698	C$1.3497	C$1.4094	C$1.3586
Closing	C$1.4389	C$1.3226	C$1.3643	C$1.3687

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Circular or in the Appendices hereto. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the "Glossary of Terms".

The Meeting

Purpose of the Meeting

The purpose of the Meeting is for Securityholders to consider and, if thought advisable, to approve the Arrangement Resolution. The full text of the Arrangement Resolution is included as "Appendix A - Arrangement Resolution" attached to this Circular.

Time, Date and Place

The Meeting will be held in person as follows:

Date:	November 4, 2025
Time:	10:00 a.m. (Vancouver time)
Place:	Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8

The Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. Any Securityholder attending the live webcast will not be able to vote during the Meeting. Only Securityholders or their duly appointed proxyholders who are present in person at the Meeting are able to vote during the Meeting.

Record Date

The Record Date for determining the Securityholders entitled to receive notice of and to vote at the Meeting is as of the close of business (Vancouver time) on September 25, 2025. Only Securityholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting.

EMX Securityholder Approval

At the Meeting, Securityholders will be asked to approve the Arrangement Resolution, the full text of which is attached to this Circular at "Appendix A - Arrangement Resolution". In order to be effective, the Arrangement Resolution must be approved by (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under MI 61-101.

The Board (subject to two directors declaring an interest and abstaining from voting on the matter) has approved the terms of the Arrangement Agreement and the Plan of Arrangement, and, having received and reviewed the unanimous recommendation of the Special Committee, has unanimously determined that the Arrangement is in the best interests of EMX and unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

See "Part I - The Arrangement - Approval of Securityholders Required for the Arrangement".

The Arrangement

Details of the Arrangement

On September 4, 2025, EMX, Elemental Altus and Acquireco entered into the Arrangement Agreement pursuant to which, among other things, the Parties have agreed to effect a business combination.

The Arrangement will be effected pursuant to a court-approved plan of arrangement under the BCBCA. The Parties intend to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares and the Replacement Options pursuant to the Arrangement.

If completed, the Arrangement will result in Elemental Altus acquiring, indirectly through an amalgamation of EMX with Acquireco, all of the issued and outstanding EMX Shares on the Effective Date, and Amalco will become a wholly-owned subsidiary of Elemental Altus. Pursuant to the Plan of Arrangement, beginning at the Effective Time, the transactions set forth in the Plan of Arrangement will take place that will result in, among other things, Shareholders (excluding Dissenting Shareholders) receiving 0.2822 Elemental Altus Shares for each EMX Share and Optionholders receiving appropriately adjusted Replacement Options in exchange for their EMX Options held at the Effective Time.

See "Part I - The Arrangement - Details of the Arrangement".

Background to the Arrangement

The Arrangement Agreement is the result of arm's length negotiations among representatives of Elemental Altus and EMX and their respective legal and financial advisors, as more fully described herein.

See "Part I - The Arrangement - Background to the Arrangement".

Recommendation of the EMX Board

The Board (subject to two directors declaring an interest and abstaining from voting on the matter), based on its considerations, investigations and deliberations of a number of factors, including: (i) a thorough review of the Arrangement Agreement, (ii) consultation with representatives of EMX's management team, its financial and legal advisors, (iii) the CIBC World Markets Opinion and the Haywood Opinion, (iv) the unanimous recommendation of the Special Committee, (v) the factors and reasons described in this Circular under the heading "Part I - The Arrangement - Reasons for Recommendation of the Board" and the risks described in this Circular under the heading "Part III - Risk Factors" and (vi) such other matters as it considered necessary and relevant, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of EMX and authorized EMX to enter into the Arrangement Agreement and all related agreements. Accordingly, the Board (subject to two directors declaring an interest and abstaining from voting on the matter) unanimously recommends that Securityholders vote FOR the Arrangement Resolution.

See "Part I - The Arrangement - Recommendation of the Board".

Reasons for the Recommendation of the EMX Board

In reaching its conclusions and formulating its recommendation, the Board and the Special Committee consulted with representatives of EMX's management team and their respective legal and financial advisors, and in the case of the Board, the Special Committee. The Board and the Special Committee also reviewed a significant amount of technical, financial, legal and operational information relating to Elemental Altus and EMX and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determination of the Board (subject to two directors declaring an interest and abstaining from voting on the matter) and the Special Committee that the Arrangement is in the best interests of EMX and the unanimous recommendation of each of the Board (subject to two directors declaring an interest and abstaining from voting on the matter) and the Special Committee that Securityholders vote FOR the Arrangement Resolution.

  Top Quality, Globally Diversified Portfolio The Combined Company will create a peer-leading revenue generating royalty company with combined revenue guidance of US$70 million in 2025 and analyst consensus revenue of US$80 million in 20263, underpinned by strong growth visibility. The Combined Company is expected to maintain a gold focused portfolio with projected adjusted revenue relating to a commodity split of 67% precious metals and 33% base metals on a latest quarter revenue basis, providing exposure to record gold prices. The Combined Company will also continue with a strengthened asset portfolio, anchored by four cornerstone royalties with world-class operators, as well as diversification through exposure to 16 paying royalties and 200 total royalties, providing a balanced foundation of immediate cash flow and long-term upside.

3 Based on figures (i) with respect to EMX from National Bank Financial Inc. and as of August 12, 2025, and (ii) with respect to Elemental Altus from each of Raymond James Ltd. and National Bank Financial Inc. as of August 19, 2025 and from Canaccord Genuity Corp. as of May 26, 2025.

  Meaningful Scale. The Combined Company results in a larger, well capitalized entity with  a lower cost of capital, positioned to pursue further accretive royalty opportunities in the market. Graduating to become a mid-tier royalty company, with a materially higher combined revenue than the junior royalty companies, will fill a gap in the market left by recent industry consolidation. Further, the combined trading liquidity and expected indexation demand is anticipated to help close the valuation gap with peers.  The Combined Company has a definitive trajectory, including the pursuit of a listing on NASDAQ, or at the discretion of Elemental Altus, NYSE American prior to the closing of the Arrangement.

  Future Growth. The Combined Company is expected to benefit from complementary management expertise, uniting Elemental Altus' proven track record of accretive royalty acquisitions with EMX's disciplined royalty generation and acquisition capabilities. Additionally, the royalty generation business presents a unique differentiator, offering low cost, organic growth.

  Fairness Opinions. The Board received a fairness opinion from CIBC World Markets and the Special Committee received a fairness opinion from Haywood, each dated September 4, 2025, and each to the effect that, as of the date of such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, in each case based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in each such opinion, as more fully described in the section in the accompanying Circular entitled "Part I - The Arrangement - Opinions of Financial Advisors".

  Support of Directors, Officers and Shareholders. The boards of directors of each of EMX and Elemental Altus (subject to abstentions where legally required) and the Special Committee have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers and certain shareholders of each of EMX and Elemental Altus have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution at the Meeting and in favour of the Elemental Altus Resolutions at the special meeting (the "Elemental Altus Meeting") of Elemental Altus Shareholders to be held on November 4, 2025, as applicable. Additionally, the Elemental Altus Financing emphasizes strong investor confidence (including Tether) in the strategy and long-term vision of the Combined Company, and will provide it significant financial capacity and facilitate the Combined Company being unlevered upon completion of the Arrangement.

  Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Board and the Special Committee. The Arrangement provides for a 21.5% premium on the 20 day volume weighted average price to Shareholders and management of EMX will be taking on management positions with the Combined Company including the CEO and CFO roles.

  Other Factors. The Board and the Special Committee also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of EMX and Elemental Altus in the royalty, metals and mining industry, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of EMX and Elemental Altus, taking into account the results of EMX's due diligence review of Elemental Altus and its royalty interests.

See "Part I - The Arrangement - Reasons for Recommendation of the EMX Board".

CIBC World Markets Opinion

In connection with the Arrangement, at a meeting of the Board held on September 4, 2025, CIBC World Markets provided the Board with an oral opinion, which was subsequently confirmed in writing, that, as of such date, and based upon its analysis and subject to all of the assumptions, limitations and qualifications set out in the CIBC World Markets Opinion, and such other matters as CIBC World Markets considered relevant, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the CIBC World Markets Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the CIBC World Markets Opinion, is included as "Appendix E - Opinion of CIBC World Markets Inc." attached to this Circular. This summary of the CIBC World Markets Opinion is qualified in its entirety by the full text of the opinion and Securityholders are urged to read the CIBC World Markets Opinion in its entirety.

See "Part I - The Arrangement - Opinions of Financial Advisors - CIBC World Markets Opinion".

Haywood Opinion

In connection with the Arrangement, at a meeting of the Special Committee held on September 4, 2025, Haywood provided the Special Committee with an oral opinion, which was subsequently confirmed in writing, that, as of such date, and based upon its analysis and subject to all of the assumptions, limitations and qualifications set out in the Haywood Opinion, and such other matters as Haywood considered relevant, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The full text of the Haywood Opinion, which sets forth, among other things, the assumptions made, matters considered, procedures followed and limitations and qualifications in connection with the Haywood Opinion, is included as "Appendix G - Opinion of Haywood" attached to this Circular. This summary of the Haywood Opinion is qualified in its entirety by the full text of the opinion and Securityholders are urged to read the Haywood Opinion in its entirety.

See "Part I - The Arrangement - Opinions of Financial Advisors - Haywood Opinion".

Arrangement Steps

The following summary description of the Plan of Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Schedule A to the Arrangement Agreement and Appendix D to this Circular, which has been filed by EMX on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

If the Arrangement Resolution is approved at the Meeting, the Elemental Altus Shareholder Approval is obtained at the Elemental Altus Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived (including the satisfaction of the conditions precedent to the completion of the Elemental Altus Financing and the conditional approval or authorization for listing of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants on the TSX-V and a U.S. Exchange), the Arrangement will take effect commencing and effective as at the Effective Time (which will be at 12:01 a.m. (Pacific time)) on the Effective Date (which is expected to occur in the fourth quarter of 2025). Commencing at the Effective Time, each of the events set out below shall be deemed to occur sequentially in the following order without any further authorization, act or formality on the part of any person, at five-minute intervals starting at the Effective Time:

(a) each EMX Share outstanding immediately prior to the Effective Time held by a Dissenting Shareholder shall be, and shall be deemed to be, assigned and transferred to EMX in exchange for a debt claim against EMX in an amount determined in accordance with Article 4 of the Plan of Arrangement (less applicable tax withholding pursuant to Section 5.4 of the Plan of Arrangement);

(b) each EMX RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be, and shall be deemed to be, without any further action by or on behalf of an EMX RSU Holder, immediately vested and exercised in exchange for one EMX Share (less applicable tax withholding pursuant to Section 5.4 of the Plan of Arrangement, and provided that no share certificates or DRS statements shall be issued with respect to such EMX Shares);

(c) EMX and Acquireco shall amalgamate to form one corporate entity, with the same effect as if they had amalgamated under Section 269 of the BCBCA except the separate legal existence of Acquireco will not cease and Acquireco will survive the amalgamation notwithstanding the issue by the Registrar of a certificate of amalgamation and the assignment of a new incorporation number (Acquireco, as such surviving entity, may be referred to as "Amalco"). Such amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Upon such amalgamation, the steps set out at subsection 3.1(c)(i) through (xvi) of the Plan of Arrangement with respect to Amalco shall, and shall be deemed to, occur concurrently, including the following the step at Section 3.1(c)(xii) of the Plan of Arrangement:

(xii) each EMX Share outstanding, including any EMX Shares issued pursuant to Section 3.1(b) of the Plan of Arrangement (subject to Section 3.2 and Article 5 of the Plan of Arrangement), shall be cancelled in exchange for the Consideration and the registered holders of such EMX Shares immediately prior to such cancellation shall cease to be the registered holders of such EMX Shares;

(d) concurrently with (and no earlier than) the issuance of the Consideration in Section 3.1(c)(xii) of the Plan of Arrangement, Elemental Altus shall, and shall be deemed to, issue such number of Elemental Altus Shares to Tether as is required pursuant to and in accordance with the terms of the Elemental Altus Financing Subscription Agreement if the conditions set out therein have been satisfied or waived as of such time;

(e) notwithstanding the EMX Option Plan, each EMX Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall without any further action by or on behalf of an EMX Option Holder, be exchanged for a Replacement Option, each such Replacement Option being exercisable to purchase from Elemental Altus a number of Elemental Altus Shares equal to the product of (A) the number of EMX Shares subject to the EMX Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Elemental Altus Share underlying a Replacement Option shall be an amount equal to the quotient of (X) the exercise price per EMX Share underlying the EMX Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the exchange of EMX Options for Replacement Options pursuant to Section 3.1(e) of the Plan of Arrangement and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be adjusted accordingly with effect at and from the Effective Time such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the EMX Option for which it was exchanged immediately before the exchange. Notwithstanding the foregoing provisions of Section 3.1(e) of the Plan of Arrangement, each EMX Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder so as not to constitute a modification, extension or renewal of such EMX Option, within the meaning of Section 424(h) of the U.S. Tax Code. Except as provided in Section 3.1(e) of the Plan of Arrangement, all terms and conditions of each Replacement Option, including the term to expiry and conditions to and manner of exercising, will be the same as the EMX Option for which it was exchanged, and shall be governed by the terms of the EMX Option Plan and any document evidencing an EMX Option shall thereafter evidence, and be deemed to evidence, a Replacement Option; and

(f) notwithstanding the EMX DSU Agreements, each EMX DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be, and shall be deemed to be, without any further action by or on behalf of an EMX DSU Holder, immediately vested, and shall be exchanged for the right to receive payment from Amalco of a cash amount equal to the Value per Settled DSU (less applicable tax withholding pursuant to Section 5.4 of the Plan of Arrangement).

See "Part I - The Arrangement - Details of the Arrangement - Arrangement Steps".

Effect of the Arrangement

If completed, the Arrangement will result in:

(a) each EMX RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested and shall settle in exchange for one EMX Share (provided that no share certificates or DRS statements shall be issued with respect to such EMX Shares) (subject to any applicable withholdings), and shall be cancelled and cease to be outstanding. Such EMX Shares shall be exchanged for the Consideration, and each such EMX RSU shall be immediately cancelled by EMX and the holders of such EMX RSUs shall cease to be holders thereof;

(b) the issuance of 0.2822 Elemental Altus Shares for each EMX Share held by Shareholders (including former RSU holders as described in (a) above) as at the Effective Time (excluding Dissenting Shareholders);

(c) each EMX Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall be exchanged for a Replacement Option to acquire from Elemental Altus the number of Elemental Altus Shares (rounded down to the nearest whole number) equal to the product of (A) the number of EMX Shares subject to the EMX Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Elemental Altus Share underlying a Replacement Option shall be an amount equal to the quotient of (X) the exercise price per EMX Share underlying the EMX Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent), and all terms and conditions of each Replacement Option, including the term to expiry and conditions to and manner of exercising, will be the same as the EMX Option for which it was exchanged, and shall be governed by the terms of the EMX Option Plan and any document evidencing an EMX Option shall thereafter evidence, and be deemed to evidence, a Replacement Option;

(d) each EMX DSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be immediately vested and be exchanged for the right to receive payment from Amalco of a cash amount equal to the Value per Settled DSU (subject to applicable withholdings); and

(e) in accordance with the terms of the EMX Warrant Certificate, each holder of EMX Warrants shall be entitled to receive upon the exercise of such holder's EMX Warrant, in lieu of EMX Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement Agreement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of EMX Shares to which such holder would have been entitled if such holder had exercised such holder's EMX Warrants immediately prior to the Effective Time.

See "Part I - The Arrangement - Effect of the Arrangement".

The Voting Agreements

On September 4, 2025, (i) each of the EMX Supporting Shareholders entered into an Elemental Altus Voting Agreement with Elemental Altus; and (ii) each of the Elemental Altus Supporting Shareholders entered into a EMX Voting Agreement with EMX.

See "Part I - The Arrangement - Voting Agreements" and the forms of Voting Agreements, which have been filed by EMX on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Procedure for Exchange of EMX Shares

A Letter of Transmittal for the Registered Shareholders is enclosed with this Circular. If the Arrangement becomes effective, in order to receive a physical certificate(s) or DRS Advice(s) representing Consideration Shares to which the Shareholder is entitled under the Plan of Arrangement in exchange for the EMX Shares, a Registered Shareholder must deliver the Letter of Transmittal properly completed and duly executed, together with share certificate(s) or DRS Advice(s) representing its EMX Shares and all other required documents to the Depositary at the address set forth in the Letter of Transmittal. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all share certificates or DRS Advices representing the EMX Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal.

Shareholders whose EMX Shares are registered in the name of an Intermediary must contact their Intermediary to receive the Consideration.

If a Shareholder following the Effective Date fails to deliver and surrender its EMX Shares to the Depositary by the date that is six years after the Effective Date, then the certificate(s) or DRS Advice(s) representing such Consideration Shares, to which such former Shareholder was entitled, shall be delivered to Elemental Altus by the Depositary and the share certificates or DRS Advices shall be cancelled by Elemental Altus, and the interest of the former Shareholder in such Consideration Shares to which it was entitled shall be terminated as of such date.

Only Registered Shareholders are required to submit a Letter of Transmittal. A beneficial owner of EMX Shares holding EMX Shares through an Intermediary should contact that Intermediary for instructions and carefully follow any instructions provided by such Intermediary.

While EMX RSUs outstanding immediately prior to the Effective Time shall be exercised in exchange for one EMX Share (less applicable tax withholdings), no share certificates or DRS statements shall be issued with respect to such EMX Shares and former RSU holders will not be required to submit a Letter of Transmittal in order to received the Consideration for such EMX Shares.

See "Part I - The Arrangement - Procedure for Exchange of EMX Shares".

Exchange of EMX Options for Replacement Options

Optionholders do not need to take any actions to receive their Replacement Options. Notices of adjustment in respect of Replacement Options will be delivered to the Optionholders as soon as practicable following the completion of the Arrangement.

Fractional Consideration under the Arrangement

Elemental Altus will not issue any fractional Consideration Shares in connection with the Arrangement. Instead, the number of Consideration Shares to be issued will be rounded down to the nearest whole Consideration Share with no consideration being paid for any fractional Consideration Share.

Withholding Rights

Elemental Altus, Amalco, the Depositary and their respective agents, as applicable, will be entitled to deduct or withhold from any consideration or any other amount otherwise payable, issuable or otherwise deliverable to any Securityholder or any other person under the Plan of Arrangement (including any payment to Dissenting Shareholders and holders of EMX DSUs or any consideration delivered to holders of EMX RSUs) such amounts as Elemental Altus, Amalco, the Depositary or any of their respective agents, as the case may be, may reasonably determine, is required to deduct or withhold from such payment under any provision of the Tax Act, U.S. Tax Code, and the rules and regulations promulgated thereunder, or any provision of any federal, provincial, territorial, state, local or foreign tax law as is required to be so deducted or withheld by Elemental Altus, Amalco or the Depositary or any other person, as the case may be.

See "Part I - The Arrangement - Withholding Rights".

Interests of Certain Persons or Companies in the Arrangement

In considering the recommendation of the Board and the Special Committee, Securityholders should be aware that certain members of the Board and the senior officers of EMX have interests in the Arrangement or may receive benefits that may differ from, or be in addition to, the interests of Securityholders generally. The Special Committee and the Board were made aware of these interests and considered them, along with the other matters described above in the section entitled "Reasons for the Recommendation of the EMX Board", when evaluating and negotiating the Arrangement Agreement and recommending approval of the Arrangement by the Securityholders, as applicable.

See "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement".

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be: (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under MI 61-101.

See "Part I - The Arrangement - Approval of Securityholders Required for the Arrangement"

Approval of Elemental Altus Shareholders Required for the Arrangement

Pursuant to applicable Law and the TSX-V policies, the number of votes required to obtain the Elemental Altus Shareholder Approval shall be (a) with respect to the Elemental Altus Financing Resolution, a simple majority of votes cast at the Elemental Altus Meeting, excluding the votes cast by certain Elemental Altus Shareholders required to be excluded under MI 61-101; and (b) with respect to the Elemental Altus Control Person Resolution, a simple majority of votes cast at the Elemental Altus Meeting, excluding Elemental Altus Shares held or controlled by Tether and its associates and affiliates. If the Elemental Altus Shareholder Approval is not obtained by the Elemental Altus Shareholders, the Arrangement will not be completed, as the satisfaction of the conditions precedent to the Elemental Altus Financing is a condition precedent to the completion of the Arrangement.

The Elemental Altus Name Change Resolution is required to be approved by 66 2/3% of the cast by all Elemental Altus Shareholders present in person or represented by proxy and entitled to vote at the Elemental Altus Meeting. However, the approval of the Elemental Altus Name Change Resolution is not a condition precedent to the completion of the Arrangement.

See "Part I - The Arrangement - Approval of Elemental Altus Shareholders Required for the Arrangement"

Court Approvals

The Arrangement requires approval by the Court under the BCBCA. Prior to the mailing of this Circular, on September 29, 2025, EMX obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters.

Under the Arrangement Agreement, if the Interim Order is obtained and Securityholder Approval is received, EMX is required to seek the Final Order as soon as reasonably practicable and in any event within five Business Days thereafter. If the Meeting is held as scheduled and is not adjourned and/or postponed and the Securityholder Approval is obtained, it is expected that EMX will apply for the Final Order approving the Arrangement on November 7, 2025.

At the hearing for the Final Order, the Court will consider, among other things, the procedural and substantive fairness and reasonableness of the Plan of Arrangement. The Court has broad discretion under the BCBCA when making orders with respect to the Plan of Arrangement. The Court may approve the Plan of Arrangement, either as proposed or amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

See "Part I - The Arrangement - Regulatory Matters and Approvals - Court Approvals".

Right to Dissent

Pursuant to the Interim Order, Registered Shareholders have Dissent Rights in respect of the Arrangement Resolution. If the Arrangement Resolution is passed, a Registered Shareholder that has duly and validly exercised their Dissent Rights in accordance with Sections 237 to 247 of the BCBCA (which is attached as Appendix L to this Circular), as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, will be entitled to be paid an amount equal to the fair value of their EMX Shares as of the close of business on the Business Day before the Arrangement Resolution was approved.

A Registered Shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to EMX a written objection to the Arrangement Resolution, which written objection must be sent to EMX (i) c/o Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia, V6C 3E8 (Attention: Jessica Lewis) and (ii) with a copy by email to jlewis@cassels.com, to be received by no later 5:00 p.m. (Vancouver time) on October 31, 2025 or, in the case of any adjourned or postponed Meeting, by no later than 5:00 p.m. (Vancouver time) on the day that is two Business Days prior to the new date of the Meeting, and must otherwise strictly comply with the dissent procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court.

See "Part I - The Arrangement - Right to Dissent".

Stock Exchange Listing Approvals and Delisting Matters

It is a condition to completion of the Arrangement that the TSX-V and a U.S. Exchange shall have conditionally approved the listing, subject only to satisfaction of the standard listing conditions, of the Consideration Shares and the Elemental Altus Shares issuable upon exercise or conversion of the Replacement Options and EMX Warrants.

Following completion of the Arrangement, the EMX Shares will be delisted from the TSX-V and the NYSE American as promptly as possible.

See "Part I - The Arrangement - Stock Exchange Listing Approvals and Delisting Matters".

Swedish FDI Approval

Under the Swedish FDI Act, there are certain activities which trigger the obligation of investors to notify the Swedish Inspectorate of Strategic Products and obtain Swedish FDI Approval for transactions before they are consummated.

The Arrangement Agreement contemplates that the Parties shall reasonably cooperate, acting in good faith, to determine whether it is necessary or advisable to obtain the Swedish FDI Approval in respect of the transactions contemplated by this Agreement, and, if the Parties determine that the Swedish FDI Approval is necessary or advisable, Acquireco and Elemental shall, within ten Business Days of the date of such determination, submit a notification to the Swedish Inspectorate of Strategic Products and Acquireco and Elemental will use commercially reasonable efforts to ensure that such notification is complete on the day of submission.

The Parties have concluded, in light of the pre-closing divestiture by EMX's Swedish subsidiaries of certain licenses and the sale of certain of EMX's Swedish subsidiaries, that it is not necessary to obtain the Swedish FDI Approval in respect of the transactions contemplated by this Agreement.

See "Part I - The Arrangement - Regulatory Matters - Swedish FDI Approval".

Canadian Securities Law Matters

Elemental Altus is a reporting issuer under the Canadian Securities Laws in each of the provinces and territories of Canada.

EMX is a reporting issuer under the Canadian Securities Laws in British Columbia and Alberta. Subject to applicable Laws, Elemental Altus will apply promptly following the Effective Time to the applicable Canadian Securities Authorities to have EMX cease to be a reporting issuer.

See "Part I - The Arrangement - Securities Law Matters - Canada".

U.S. Securities Law Matters

The Consideration Shares issuable in exchange for EMX Shares, and the Replacement Options issuable to holders of EMX Options in exchange for their EMX Options, all as part of the Arrangement, have not been and will not be registered under the U.S. Securities Act or other U.S. Securities Laws, and such Consideration Shares and Replacement Options will be issued in reliance upon the Section 3(a)(10) Exemption and available exemptions from the registration requirements under applicable state U.S. Securities Laws.

See "Part I - The Arrangement - Securities Law Matters - United States".

The Arrangement Agreement

On September 4, 2025, EMX, Elemental Altus and Acquireco entered into the Arrangement Agreement pursuant to which, among other things, Elemental Altus agreed to acquire, indirectly through an amalgamation of EMX with Acquireco, all of the issued and outstanding EMX Shares.

In addition to certain covenants, representations and warranties made by each of EMX and Elemental Altus in the Arrangement Agreement, each Party has provided certain non-solicitation covenants, agreeing not to solicit, promote, facilitate or knowingly encourage an Acquisition Proposal from any third party. However, a Party may, prior to obtaining the EMX Securityholder Approval or Elemental Altus Shareholder Approval, as applicable, respond to an unsolicited Acquisition Proposal that a Party determines in good faith constitutes a Superior Proposal, subject to the other Party's right to match any such Superior Proposal within five Business Days.

The Arrangement Agreement may be terminated by mutual written consent of EMX and Elemental Altus and by each Party in certain circumstances as more particularly set forth in the Arrangement Agreement, including the failure to obtain the requisite Securityholder Approval or Elemental Altus Shareholder Approval. Subject to certain limitations, each Party may also terminate the Arrangement Agreement if the Arrangement Agreement is not consummated by the Outside Date, which date can be extended by written agreement of the Parties or by any one Party for a period of not less than 30 days and not more than 90 days under certain conditions, in each case in accordance with the terms of the Arrangement Agreement.

In certain circumstances, EMX or Elemental Altus, as applicable, will be required to pay the other Party a Termination Fee equal to approximately C$15.75 million. In addition to the other rights and remedies of the Parties under the Arrangement Agreement, each Party may be required to reimburse the other for certain costs and expenses up to a maximum of C$2 million in certain circumstances.

See "Part II - The Arrangement Agreement" and the Arrangement Agreement, which has been filed by EMX on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Risk Factors

There is risk that the Arrangement may not be completed. If the Arrangement is not completed, EMX will continue to face the risks that it currently faces with respect to its affairs, business and operations and future prospects. Additionally, failure to complete the Arrangement could materially and negatively impact the trading price of the EMX Shares.

In assessing the Arrangement, readers should carefully consider the risks described below in the section entitled "Part III - Risk Factors" which relate to the Arrangement and the failure to complete the Arrangement. Securityholders should also carefully consider the risk factors relating to EMX described under the heading "Risks and Uncertainties" in the EMX AIF and the risk factors relating to Elemental Altus described under the heading "Risk Factors" in the Elemental Altus AIF, each of which is incorporated by reference into this Circular. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to EMX, may also adversely affect Elemental Altus or EMX prior to the Arrangement or following completion of the Arrangement.

See "Part III - Risk Factors".

Canadian and United States Tax Considerations

Securityholders should carefully review the tax considerations described in this Circular and are urged to consult their own tax advisors in regard to their particular circumstances. See "Part IV - Certain Canadian Federal Income Tax Considerations" and "Part V - Certain United States Federal Income Tax Consideration" for a discussion of certain Canadian federal income tax considerations and United States federal income tax considerations, respectively.

Information Concerning EMX

EMX is a precious and base metals royalty company. EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing Shareholders exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties and believes putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for Shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing Shareholder value over the long term.

See "Part VI - Information Concerning The Parties To The Arrangement - Information Concerning EMX" and "Appendix I - Information Concerning EMX".

Information Concerning Elemental Altus

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. Elemental Altus' core business is the acquisition of royalties, streams and other rights over mining projects. Elemental Altus is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. Since Elemental Altus' first acquisition in 2017, it has acquired a diversified portfolio of royalties providing exposure primarily to gold and silver producing or development stage mines. Elemental Altus' management team has been able to identify and acquire revenue producing royalties and stream interests. Elemental Altus' objective is to become a leading precious metals royalty and streaming company and to maximize returns for its shareholders through the growth of its portfolio of royalty and other similar rights, both through organic growth and through acquisitions of royalties, streams and other rights that Elemental Altus' management expects to be accretive.

See "Part VI - Information Concerning The Parties To The Arrangement - Information Concerning Elemental Altus" and "Appendix J - Information Concerning Elemental Altus".

Information Concerning EMX Following Completion of the Arrangement

Upon completion of the Arrangement, EMX will amalgamate with Acquireco and Amalco will be a wholly-owned subsidiary of Elemental Altus. Following completion of the Arrangement, subject to certain assumptions including that no additional EMX Shares are issued prior to the Effective Time and that there are no Dissenting Shareholders, existing Elemental Altus Shareholders and former Shareholders of EMX (including former holders of EMX RSUs) will own approximately 51% and 49% of the issued and outstanding Elemental Altus Shares, respectively, in each case based on the number of securities of Elemental Altus and EMX issued and outstanding as of the date of this Circular.

Upon completion of the Arrangement, the Combined Company's material mineral properties for the purposes of NI 43-101 will include the Karlawinda Mine, Caserones Mine, and Timok Project.

See "Part VI - Information Concerning The Parties To The Arrangement - Information Concerning the Combined Company" and "Appendix K - Information Concerning Combined Company Following Completion of the Arrangement".

Pro Forma Financial Information

The unaudited pro forma condensed combined financial information included in this Circular give effect to the Arrangement and certain related adjustments described in the notes accompanying such financial statements.

The unaudited pro forma interim consolidated statement of financial position as of June 30, 2025 combines the unaudited condensed interim consolidated statement of financial position of Elemental Altus as of June 30, 2025, with the unaudited condensed interim consolidated statement of financial position of EMX as of June 30, 2025, giving effect to the Arrangement as if it had been consummated on June 30, 2025.

The unaudited pro forma interim consolidated statement of income and comprehensive income for the six months ended June 30, 2025 combines the unaudited condensed consolidated interim statement of income and comprehensive income of Elemental Altus for the six months ended June 30, 2025 with the unaudited condensed interim consolidated statement of income of EMX for the six months ended June 30, 2025, giving effect to the Arrangement as if it had been consummated on January 1, 2024.

The unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2024 combines the audited consolidated statement of loss and comprehensive loss of Elemental Altus for the year ended December 31, 2024 with the audited consolidated statement of loss of of EMX for the year ended December 31, 2024, giving effect to the Arrangement as if it had been consummated on January 1, 2024.

The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes:

  the Elemental Altus Annual Financial Statements incorporated by reference into this Circular,

  the Elemental Altus Interim Financial Statements incorporated by reference into this Circular,

  the EMX Annual Financial Statements incorporated by reference into this Circular, and the EMX Interim Financial Statements incorporated by reference into this Circular.

The historical consolidated financial statements of EMX and Elemental Altus have been prepared in accordance with IFRS Accounting Standards and in their presentation and reporting currency of U.S. dollars. Adjustments were made to EMX's and financial statements to conform EMX's historical accounting presentation to Elemental Altus' accounting presentation. See Appendix M "Unaudited Pro Forma Financial Information" attached to this Circular.

See "General Information - Cautionary Note Regarding Forward-Looking Statements and Information" and "Risk Factors".

PART I -  THE ARRANGEMENT

Details of the Arrangement

On September 4, 2025, EMX, Elemental Altus and Acquireco entered into the Arrangement Agreement pursuant to which, among other things, the Parties have agreed to effect a business combination. The Arrangement will be effected pursuant to a court-approved plan of arrangement under the BCBCA. The Parties intend to rely upon the Section 3(a)(10) Exemption with respect to the issuance of the Consideration Shares and the Replacement Options pursuant to the Arrangement.

If completed, the Arrangement will result in Elemental Altus acquiring, indirectly through an amalgamation of EMX with Acquireco, all of the issued and outstanding EMX Shares on the Effective Date, and Amalco will be a wholly-owned subsidiary of Elemental Altus. Pursuant to the Plan of Arrangement, at the Effective Time, Shareholders (excluding Dissenting Shareholders) will receive 0.2822 Elemental Altus Shares for each EMX Share and Optionholders will receive appropriately adjusted Replacement Options in exchange for their EMX Options held at the Effective Time.

For further information in respect of the Combined Company, see Appendix K to this Circular, "Information Concerning Combined Company Following Completion of the Arrangement".

Background to the Arrangement

The execution of the Arrangement Agreement represents the culmination of a significant effort by EMX to explore various business, operational and strategic growth opportunities with a view to enhancing shareholder value. The Arrangement Agreement is the result of arm's length negotiations among representatives of EMX and Elemental Altus and their respective financial and legal advisors and the following is a summary of the material events that preceded the execution of the Arrangement Agreement and public announcement of the Arrangement.

Management of EMX and the Board regularly review and assess EMX's operations, financial performance, and competitive position and relevant industry developments. In connection with this review and assessment, management and the Board periodically consider potential strategic transactions, including acquisitions, business combinations, partnerships and other alternatives that might advance EMX's business and growth objectives, which include the continued execution of a standalone business plan. To facilitate this review, management regularly holds strategy sessions and EMX occasionally engages external financial and legal advisors to provide advice and analysis with respect to any such alternatives. Such review includes evaluating partners and financing sources, engaging in discussions with other parties and the consideration of inquiries from third parties relating to such transactions, and evaluating risks and opportunities.

As part of this evaluation, over the past decade or so, EMX has had ordinary course engagement with several industry peers for the purpose of seeking opportunities for collaboration, asset acquisitions and, in some circumstances, evaluation of more transformational strategic alternatives, including the potential for corporate-level business combinations. At each such juncture, the Board has carefully reviewed and considered such inquiries or proposals in order to determine whether pursuing them would be in the best interests of EMX, its Shareholders and other stakeholders, having regard to EMX's operations, financial performance and industry conditions.

One such entity EMX engaged with over this period was Elemental Altus, and in September 2023, Dave Cole, Chief Executive Officer of EMX, met with a director of Elemental Altus to socialize the prospect of a business combination between the two companies. Both companies agreed to sign a confidentiality agreement to allow the respective management teams to evaluate each other's business, assets and financial condition. Between October 2023 and January 2024, internal reviews were completed and the desirability to complete a proposed transaction was considered. Dialogue in support of understanding the respective assets of the two companies continued between the respective management teams. The companies completed due diligence on one another's assets, with a focus on evaluating potential synergies of the combined businesses, as well as respective net asset values. Technical due diligence information was also shared via data rooms. In addition, both parties had already obtained a level of familiarity with the other's assets through the numerous interactions in prior periods, as well as through existing shared assets.

On February 7, 2024, Elemental Altus submitted to EMX an indicative non-binding expression of interest to the CEO of EMX, reflecting an at-market merger of the two companies. The expression of interest proposed the board of directors and management of the Combined Company include representatives from both Elemental Altus and EMX, along with granting certain investor rights for pro forma significant shareholders of the Combined Company. On February 29, 2024, EMX engaged CIBC to provide financial advisory services in connection with this expression of interest and to assess its strategic alternatives, including any alternative transactions.

While the Board, in consultation with CIBC, recognized various strategic benefits and synergies that may arise from a potential transaction with Elemental Altus, ultimately there was no alignment in terms of the consideration being offered to Shareholders from a financial point of view and the pro forma ownership of the combined entity on a go-forward basis. Following deliberations, in March 2024, discussions with Elemental Altus were discontinued.

During the summer of 2024, communications between management of each company continued with the aim of aligning on the consideration being offered to Shareholders from a financial point of view in a manner that would warrant engaging in evaluating and negotiating a business combination transaction. After deliberating with the Board, CIBC and Cassels (legal counsel to EMX), on August 29, 2024, EMX delivered to the CEO of Elemental Altus a revised non-binding expression of interest to Elemental Altus reflecting a merger of the two companies, with an increase in the proposed pro rata share ownership in favour of EMX and revised composition of board and management, and removed the grant of investor rights to significant shareholders. On September 26, 2024, Elemental Altus responded reverting to their proposal to pursue a transaction on the terms set out in the expression of interest in the Elemental Altus offer that was submitted February 7, 2024. After consultation with the Board, EMX determined no further action was warranted.

In early October 2024, EMX and Elemental Altus extended the confidentiality agreement for an additional year to enable continued sharing of technical and financial data and to evaluate each company using customary valuation metrics. However, in early November 2024, it was determined by the Board, in consultation with CIBC, that merger discussions with Elemental Altus be discontinued in part because the 25% increase in outstanding Elemental Altus Shares as a result of recent acquisitions made by Elemental Altus, as well as relative net asset values, that impacted the relative valuations of the two companies.

In early May 2025, David Cole informed the Board of an unsolicited expression of interest received from a United States-based royalty issuer ("Party A") regarding a potential merger with EMX.  The Board discussed that, although there was no formal offer presented, it was open to exploring a potential transaction. EMX reviewed publicly available information regarding Party A in order to obtain an understanding of its assets and relative net asset value. This was followed by an in-person meeting of management of the respective companies. EMX ultimately determined that, based on the available information, data and evaluations, a business combination with Party A was not practical at that time. All discussions were terminated.

On May 27, 2025, EMX received an unsolicited expression of interest to complete a take-private transaction of EMX in an all-cash transaction priced at an unspecified premium to EMX's current trading price.  The Board reviewed the terms of the proposal and noted that the absence of a proposed acquisition price made evaluation of the proposal difficult. Following consultation with CIBC and Cassels, the Board determined that it could maintain communication but that EMX would not pursue the proposal without pricing, and there were no further material discussions on this matter.

In early July 2025, while attending a conference in Florida, Stefan Wenger, Chief Financial Officer of EMX, met with Frederick Bell, Chief Executive Officer of Elemental Altus and Elemental Altus' new Executive Chairman, Juan Sartori. The purpose of the meeting was to introduce EMX to representatives of Tether, who had recently become a 31.9% shareholder of Elemental Altus, as well as to discuss the possibility of re-engaging in business combination discussions. A subsequent meeting of members of management of each company was held in New York, which involved a discussion regarding pursuing a potential business combination transaction, including how to ensure a business combination would deliver value to the shareholders of both companies, and the general terms around offering a premium to the then-current price of the EMX Shares, the desire to maintain the generative business within the combined entity and the potential to draw upon talent from both management teams.  On July 14, 2025, David Cole received a revised non-binding expression of interest (the "LOI") from Elemental Altus, reflecting a proposed all share merger with EMX at a 20% premium to the 20-day volume weighted trading price of EMX Shares; it also included a thirty (30) day period of exclusivity.  The Board reviewed and considered the LOI and consulted with Cassels and CIBC in connection with the same.  On July 16, 2025, Cassels delivered a memorandum and slide deck to the Board regarding their fiduciary duties, duty of care and business judgement rule, as well as specific considerations and duties in the context of considering a business combination transaction. On July 17, 2025, the Board met to receive a presentation from Cassels on the legal and fiduciary duties of directors in the context of a potential business combination transaction, including the proposed transaction with Elemental Altus. Cassels also provided an overview of MI 61-101, conflict of interests, and additional procedural safeguards it recommended be followed in order to ensure any proposed transaction was evaluated as part of a robust process. At the same meeting, CIBC provided a comprehensive financial analysis of the potential transaction, including an evaluation of net asset value, risk profile and market comparison (including a market study of potential premiums for this type of transaction). While the Board determined that the transaction terms were not sufficiently compelling for EMX to agree to enter into exclusive negotiations at that time, it was agreed that discussions continue.

Later that day on July 17, 2025, David Cole contacted Juan Sartori to advance discussions, during which time an increase to the premium offered to Shareholders was discussed.

At a subsequent meeting of the Board on July 18, 2025, David Cole provided an update on these discussions.  The Board, together with its financial and legal advisor, discussed the benefits and risks of entering into exclusive negotiations with Elemental Altus, the nature of the transaction and the necessity of ensuring any exclusivity period was limited in its timeframe.  Following this meeting, on July 18, 2025, EMX provided a revised LOI to Elemental Altus, which reflected, among other things, an increased premium to the 20-day volume weighted trading price of EMX Shares.

During this same meeting on July 18, 2025, the Board determined it be prudent to, and did, establish the Special Committee to oversee management's review and assessment of a potential transaction with Elemental Altus, other possible alternative transactions, including a sale of some or all of the EMX Shares to one or more third parties, along with maintaining the status quo.  The directors identified the desirability of having independent oversight of the negotiation of the transaction, especially given that certain members of management could retain a role with any combined company, and to a lesser extent, given that management could be entitled to customary change of control payments in connection with the execution of any proposed transaction. Accordingly, the Special Committee was comprised of Sunny Lowe (Chair), Dawson Brisco and Geoff Smith, each of whom confirmed their independence. The Special Committee's mandate included, among others, the following responsibilities and rights: (i) to consider, review and evaluate a potential transaction with Elemental Altus and other possible alternative transactions that may be available to EMX, including maintaining the status quo; (ii) to supervise the negotiation, the terms and conditions of, and preparation of legal agreements and documentation in connection with, a potential transaction; (iii) to advise the Board whether or not any potential transaction is in the best interests of EMX and should be recommended to Shareholders for approval; (iv) to supervise the preparation of, and review any, documentation and public disclosure related to a potential transaction; (v) to report to the Board its findings and recommendations in respect of a potential transaction and any related matters; and (vi) to consider all matters, do all things and exercise all powers necessary, appropriate or incidental to the foregoing that the Special Committee determines to be necessary or advisable.

Ms. Lowe, as Chair of the Special Committee, sought legal advice from Cassels on July 19, 2025, and following that discussion scheduled an inaugural Special Committee meeting on July 22, 2025, with invited guests present. During that meeting of the Special Committee on July 22, 2025, David Cole provided an update on the potential transaction with Elemental Altus, including an overview of his discussions with Messrs. Bell and Sartori, and the opportunity to achieve the desired increase to the consideration premium offered to Shareholders in the proposed transaction.  The Special Committee emphasized that the discussions between the parties should focus on pro forma ownership of the Shareholders in the combined entity to ensure that Shareholders benefited from a premium being paid by Elemental Altus, recognizing a significant focus of the earlier discussions was bringing together the two companies on a merger of equals basis. CIBC provided insights into the valuation discussions with Elemental Altus and the strategic rationale that supported pursuing a premium for the benefit of Shareholders that captures the ongoing interest of Shareholders in the combined entity. The Special Committee met in camera following these discussions to further discuss the potential transaction and to retain independent advisors. At this meeting, with the advice of Cassels, the Special Committee determined to pursue an engagement of an independent financial advisor to the Special Committee.

On July 26, 2025, the Special Committee met to discuss the status of discussions with Elemental Altus.  David Cole provided an update on the discussions that had taken place since the last meeting of the Special Committee, noting that the discussions remained constructive and reflected a shared desire to continue advancing the conversations.  Michael Winn, the Executive Chairman of EMX, provided an update on the concurrent discussions with Tether regarding the potential combination of EMX and Elemental Altus and noted that they reflected a similar tone.  CIBC provided an updated comprehensive financial analysis resulting from additional diligence and sharing of financial models, including updated asset information, and the accretive impact on cash flow analysis.  Following this meeting, which included an in camera session, the Special Committee instructed management to continue to negotiate towards the desired pro forma ownership and consideration premium desired by EMX.

On July 30, 2025, the Special Committee met again to receive an update on discussions with Elemental Altus.  Michael Winn informed the Special Committee that a revised LOI was received from Elemental Altus that reflected a proposed increase in the premium offered to Shareholders to a 25% premium to the 20-day volume weighted EMX Share trading price, which exchange ratio would be determined at the time of execution of definitive agreements.  The revised LOI, along with the potential for an increased investment in Elemental Altus by Tether by way of an equity financing, were discussed.  CIBC provided financial insights, and Cassels provided a further overview of the revised LOI, including the implications of the 30-day exclusivity period. After discussion, the Special Committee determined that the proposed transaction set out in the LOI merited engaging in exclusive negotiations and recommended to the Board that the revised LOI be approved and executed.  The Board authorized execution, and EMX and Elemental executed the LOI on July 31, 2025.

On the afternoon of August 1, 2025, Fasken, legal counsel to Elemental Altus, provided Cassels with a preliminary draft of the Arrangement Agreement. The initial draft of the Arrangement Agreement generally proposed reciprocal terms and conditions be applicable to Elemental Altus and EMX, including with respect to the non-solicitation covenants, "fiduciary out" provisions, and representations and warranties and other covenants. On August 1, 2025, Cassels also provided a due diligence request list regarding Elemental Altus to Fasken, with such list supplemented by additional request lists or correspondence over the course of the negotiations.

On August 4, 2025, Fasken provided a due diligence request list regarding EMX to Cassels, with such list supplemented by additional request lists or correspondence over the course of the negotiations.  Over the course of the negotiations, a due diligence review was carried out by each of the companies and their respective advisors.

On August 6, 2025, management of EMX met with Cassels to discuss key issues on the preliminary draft Arrangement Agreement. On August 7, 2025, the Special Committee met with management and Cassels to discuss such key issues. Cassels provided an overview of the matters arising from the preliminary draft Arrangement Agreement (including a summary of management's views thereon), including the quantum of and circumstances under which the Termination Fees would be payable, Expense Reimbursement, interim restrictive covenants, conditions precedent, deal protection mechanisms and rights of termination, and a negotiation strategy was developed on such matters based on the Special Committee's instructions.  In addition, consideration was given to the implications of the proposed Tether financing of Elemental Altus, including TSX-V requirements and potential for Elemental Altus Shareholder approval in light of the "control person" involvement, as well as the potential requirement to obtain Elemental Altus Shareholder approval under securities laws due to the involvement of a related party to Elemental Altus, the implications of the voting thresholds, and the need to obtain further information regarding the terms and structure of the proposed additional equity investment in Elemental Altus by Tether.  The Special Committee met in camera, with Cassels present, and the identity of an independent financial advisor to the Special Committee was discussed and confirmed.

On August 11, 2025, Fasken provided Cassels with a preliminary draft of the Plan of Arrangement and the form of Voting Support Agreement.

On August 14, 2025, the Special Committee engaged Haywood as independent financial advisor to the Special Committee.

On August 15, 2025, the Special Committee held a meeting where Michael Winn provided an update on the proposed equity investment in Elemental Altus by Tether, including quantum, pricing and timing of same.  Cassels provided an overview as to how the proposed terms of the investment could trigger Elemental Altus Shareholder approval under securities laws and the requirements of the TSX-V, and the potential impacts to the transaction and value if a financing were not completed.  The need for a condition precedent solely in favour of EMX with respect to the proposed financing for completion of the Arrangement was confirmed (which later was ultimately agreed by Elemental Altus, provided that the Arrangement and the financing of Elemental Altus by Tether close concurrently) noting the critical nature of the financing for the pro forma combined entity and the importance of transaction certainty, noting still that further information regarding the financing was necessary to continue to advance discussions.  The requirement for Elemental Altus to complete a share consolidation in connection with obtaining a U.S. stock exchange listing was also discussed, including the impact and risk exposure on EMX. The Special Committee continued discussions in camera following presentations from management.

Over the course of the next week, Elemental Altus and EMX, through their respective counsel, advanced the drafts of the various agreements and discussed requirements around Elemental Altus Shareholder approval.

On August 22, 2025, the Special Committee met to receive an update on the status of discussions regarding the potential transaction with Elemental Altus.  Cassels informed the meeting that counsel to the parties had aligned as to the securities laws and stock exchange requirements for the proposed structure of the financing. CIBC provided views on the impact of the proposed additional equity investment by Tether on pro forma ownership of the combined company.  It was agreed that management discuss with Elemental Altus finalizing the terms of the financing, including the necessity for cross-conditionality between the financing and the Arrangement. The Special Committee continued discussions in camera following the presentations from management.

Later that day on August 22, 2025, David Cole received an unsolicited inbound email from a separate North American-based royalty company ("Party B") requesting a discussion around a potential strategic transaction involving EMX and Party B. The correspondence did not contain specific terms, but indicated Party B would deliver a "compelling premium to Shareholders alongside the creation of a public SpinCo which would hold EMX's exploration and royalty generation assets".

On August 23, 2025, the Special Committee met to discuss the inbound from Party B.  At the invitation of the Special Committee, Michael Winn provided an overview of the expression of interest, noting that while a premium to the EMX Share trading price was referred to, it was not specified.  While the proposal was still in a preliminary form, the Special Committee gave careful consideration to its potential strategic and financial merits, given the potential implications on the Company's ongoing strategic review and concurrent negotiations with Elemental Altus. Cassels discussed the legal implications of this inbound offer, including the importance of carefully assessing the offer, ensuring appropriate process is undertaken, while observing the exclusivity provisions of the LOI.  CIBC presented its views from a financial and strategic point of view of Party B and the potential premium. Following the discussions, the Special Committee agreed that it would be premature to form a view on the relative merits of the Party B proposal. The Special Committee agreed that management and advisors would seek to obtain additional information regarding Party B, and Party B's financing capability and ability to deliver a binding proposal. The meeting concluded with the Special Committee noting that, while the Party B approach remained preliminary and non-binding, it was appropriate for the Special Committee to continue its assessment in parallel with ongoing efforts to negotiate the Proposed Transaction with Elemental Altus, while ensuring that EMX remained compliant with its contractual obligations under the existing LOI. The Special Committee continued discussions in camera following the discussions.

On August 26, 2025, David Cole received an unsolicited non-binding indicative term sheet from Party B proposing a premium to the 20-day volume weighted EMX Share trading price and the concurrent creation of a spin-off company for certain EMX assets, with the ultimate structure of such proposed transaction dependent on the results of each company's due diligence, among other things. The non-binding term sheet from Party B requested a 30-day exclusivity period and outlined a six-week due diligence period. The Special Committee met that same day to discuss the status of the potential transaction with Elemental Altus and the unsolicited term sheet from Party B, including with the benefit of additional financial advice from CIBC, including with respect to Party B and its assets, production targets, cash flows and market expectations, along with a discussion on estimated transaction economics as compared to the proposed transaction with Elemental Altus. In its deliberations, the Special Committee undertook a comparative assessment of the proposal from Party B against the potential transaction with Elemental Altus across several key dimensions. It was determined that further input regarding evaluation of both transactions be provided by CIBC and Haywood before determining a go-forward strategy.  At this meeting, status of discussions with Elemental Altus were also considered and discussed, including confirmation of the proposed equity financing by Tether to raise US$100 million for the combined company.  The Special Committee met in camera with Cassels, where it was determined to engage an independent legal advisor to the Special Committee, and to obtain additional financial advice from Haywood.  EMX verbally updated Elemental Altus regarding the inbound, as it was required to do under its exclusivity agreement, and immediately following the August 28, 2025 Special Committee meeting noted below, EMX provided a written summary of the terms of the unsolicited non-binding indicative term sheet from Party B to Elemental Altus as it was required to do under its exclusivity agreement.

Subsequent to the August 26, 2025 meeting of the Special Committee, the Special Committee formally engaged Blakes on August 27, 2025 as independent legal counsel to the Special Committee.

On August 28 and 29, 2025, the Special Committee met to further discuss the proposal from Party B and the proposed transaction with Elemental Altus, including key outstanding issues to negotiate in order to finalize the Arrangement Agreement and how to ensure that the Company had appropriate recourse in the event the Tether investment in Elemental Altus was not completed, given such financing would be a condition to closing in favour of EMX. The Special Committee also reviewed the benefits and risks associated with pursuing different strategic approaches given the unsolicited expression of interest from Party B and the potential transaction with Elemental Altus, and on what basis it would consider extending exclusivity with Elemental Altus. At these meetings, CIBC, Cassels, Haywood and Blakes provided strategic, financial and legal advice and reviewed various strategic approaches with the management team, the Board and the Special Committee, including negotiation of additional protections in exchange for a limited extension to exclusivity, which was set to expire on August 30, 2025. In assessing the alternatives, the Special Committee engaged in a comparative analysis of the overall transaction value, strategic rationale, financing certainty, and transaction risks associated with each proposal.  The Elemental Altus transaction was viewed as being materially more advanced, given the parties had been engaging in diligence for over a year, and meaningful negotiations for several weeks, with a clear path to signing, an established financing commitment from Tether, and greater alignment with EMX's long-term strategic goals. In contrast, Party B's expression of interest required a six-week due diligence period, lacked specificity of certain terms, was less favourable to the Shareholders compared to the potential transaction with Elemental Altus and introduced a risk associated with a spinout of certain assets. The Special Committee also considered the potential disruption that could result from the termination of discussions with Elemental Altus to engage with Party B. Following extensive deliberations, it was ultimately determined that proceeding to finalize the potential transaction with Elemental Altus was in the best interests of EMX, as opposed to diverting from the Elemental Altus transaction to explore whether a transaction with Party B was viable. The Special Committee determined that in light of the circumstances, it was appropriate to seek an improvement in the transaction terms with Elemental Altus prior to agreeing to extend the exclusivity arrangements among the parties.  EMX proposed an improvement on certain financial terms of the proposed transaction, and ultimately after negotiation between EMX and Elemental Altus, the parties agreed to a reduction in the percentage basis for calculating the Termination Fee from 3% to 2.5% of equity value. On these terms, the Parties entered into an extension agreement on August 29, 2025 for a limited extension of the exclusivity period under the LOI in order to afford the Parties additional time to finalize the terms of the Arrangement Agreement and ancillary transaction documentation, with such extension expiring on September 9, 2025.

Between August 29, 2025 and September 3, 2025, management provided updates to the Chair of the Special Committee who in turn communicated with Blakes to provide input into the final negotiations of the Arrangement Agreement and related documents.

On September 2, 2025, the Parties determined the exchange ratio, which reflected a 25% premium to the prevailing 20-day volume weighted trading price (per the methodology agreed in the executed LOI).

From receipt of the initial draft agreement on August 1 to September 4, 2025, Cassels and Fasken exchanged various drafts of the Arrangement Agreement, Plan of Arrangement, and form of Voting and Support Agreement. Drafts of these agreements sent by Cassels to Fasken reflecting input from the Special Committee, management, Cassels, Blakes and U.S. counsel to EMX (Crowell & Moring LLP).

On September 3, 2025, the Board met to discuss the proposed transaction with Elemental Altus, including an overview of the revised terms of the Arrangement Agreement, due diligence and regulatory materials and a tax summary. Cassels provided a transaction presentation, with an overview of the key components of the transaction agreements, shareholder approval thresholds and other related matters.  CIBC provided to the Board an updated fairness presentation and summary overview of the financial considerations.  The meeting was recessed to permit time for the Special Committee to convene a separate meeting.

Following the Board meeting, the Special Committee met in camera with Haywood and Blakes. Blakes provided an update on the status of the Arrangement Agreement, including the key terms that remained outstanding and were subject to final negotiation. Haywood provided to the Special Committee a fairness presentation with respect to the transaction, and a summary of the financial considerations.

On September 4, 2025, the Board convened a meeting to further consider the merits of the Arrangement and final terms and conditions of the Arrangement Agreement.  Cassels provided an update on the resolution on the final issues required to settle the Arrangement Agreement.  At this meeting, CIBC referred the Board to the previously delivered fairness presentation and updated the Board on the financial metrics previously discussed, including approach to financial analysis, valuation methodologies with respect to the exchange ratio, a bring down on the premium in terms of EMX value summary and share price of the Tether financing of Elemental Altus. Following the bring-down overview, CIBC delivered its oral fairness opinion, subsequently confirmed by delivery of the written CIBC Fairness Opinion, that, subject to the assumptions, limitations and qualifications set out therein, based upon its analysis and subject to all of the information set out in CIBC's presentation, CIBC is of the opinion that, as of the date thereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.  The meeting was recessed to permit time for the Special Committee to convene a separate meeting.

The Special Committee convened with representatives of Blakes and Haywood in attendance. During the meeting, the Special Committee considered certain key terms and conditions of the Arrangement in relation to, among other things, the value to be delivered to Shareholders through the implied premium in the transaction, the ability of EMX to enter into a Superior Proposal, having secured the reduced Termination Fee, the agreement of Elemental Altus to pay a break fee in the event that the Tether financing was not completed, and other favourable terms achieved by EMX through a robust negotiation process. Haywood then provided an update to its fairness presentation provided at the September 3, 2025 meeting and Haywood delivered its oral fairness opinion, subsequently confirmed by delivery of the written Haywood Fairness Opinion, that, subject to the assumptions, limitations, and qualifications set out therein, based upon its analysis and subject to all of the information set out in Haywood's presentation, Haywood is of the opinion that, as of the date thereof, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders. Following a discussion of the benefits and risks associated with the Arrangement and other factors the Special Committee deemed relevant, the Special Committee unanimously determined to recommend at the reconvened meeting of the Board, that the Board: determine that the Arrangement is in the best interests of EMX; approve the Arrangement, and unanimously recommend to the Shareholders that they vote in favour of the Arrangement Resolution at the Meeting.

The Board reconvened and received the recommendation of the Special Committee. Following a discussion of the benefits and risks associated with the Arrangement and other factors the Board deemed relevant, the Board then unanimously (with Messrs. Cole and Winn having declared an interest in the Arrangement and having recused themselves and abstained) determined: that the Arrangement is in the best interests of EMX and is fair; that the Arrangement and the Arrangement Agreement, and EMX's entry into the Arrangement Agreement and performance of the transactions contemplated thereby is in the best interests of EMX; and to unanimously recommend that Shareholders vote in favour of the Arrangement Resolution.

EMX and Elemental Altus executed the Arrangement Agreement and the Voting Support Agreements and Elemental Altus and Tether executed the Elemental Altus Financing Subscription Agreement on September 4, 2025, and EMX and Elemental Altus jointly announced the Arrangement Agreement and the Elemental Altus Financing on September 4, 2025.

Recommendation of the Board

The Board (subject to two directors declaring an interest and abstaining from voting on the matter), based on its considerations, investigations and deliberations of a number of factors, including: (i) a thorough review of the Arrangement Agreement, (ii) consultation with representatives of EMX's management team, its financial and legal advisors, (iii) the CIBC World Markets Opinion and the Haywood Opinion, (iv) the unanimous recommendation of the Special Committee, (v) the factors and reasons described in this Circular under the heading "Part I - The Arrangement - Reasons for Recommendation of the Board" and the risks described in this Circular under the heading "Part III - Risk Factors" and (vi) such other matters as it considered necessary and relevant, unanimously determined that the Arrangement and the entering into of the Arrangement Agreement are in the best interests of EMX and authorized EMX to enter into the Arrangement Agreement and all related agreements. Accordingly, the Board (subject to two directors declaring an interest and abstaining from voting on the matter) unanimously recommends that the Securityholders vote FOR the Arrangement Resolution.

Reasons for Recommendation of the Board

In reaching their conclusions and formulating their recommendations, the Board and the Special Committee consulted with representatives of EMX's management team and their respective legal and financial advisors, and in the case of the Board, the Special Committee. The Board and the Special Committee also reviewed a significant amount of technical, financial and operational information relating to EMX and Elemental Altus and considered a number of factors and reasons, including those listed below. The following is a summary of the principal reasons for the unanimous determinations of the Board and the Special Committee that the Arrangement is in the best interests of EMX and the unanimous recommendation of the Board (subject to two directors declaring an interest and abstaining from voting on the matter) and the Special Committee that Securityholders vote FOR the Arrangement Resolution.

  Top Quality, Globally Diversified Portfolio The Combined Company will create a peer-leading revenue generating royalty company with combined revenue guidance of US$70 million in 2025 and analyst consensus revenue of US$80 million in 20264, underpinned by strong growth visibility. The Combined Company is expected to maintain a gold focused portfolio with projected adjusted revenue relating to a commodity split of 67% precious metals and 33% base metals on a latest quarter revenue basis, providing exposure to record gold prices. The Combined Company will also continue with a strengthened asset portfolio, anchored by four cornerstone royalties with world-class operators, as well as diversification through exposure to 16 paying royalties and 200 total royalties, providing a balanced foundation of immediate cash flow and long-term upside.

  Meaningful Scale. The Combined Company results in a larger, well capitalized entity with  a lower cost of capital, positioned to pursue further accretive royalty opportunities in the market. Graduating to become a mid-tier royalty company, with a materially higher combined revenue than the junior royalty companies, will fill a gap in the market left by recent industry consolidation. Further, the combined trading liquidity and expected indexation demand is anticipated to help close the valuation gap with peers.  The Combined Company has a definitive trajectory, including the pursuit of a listing on NASDAQ, or at the discretion of Elemental Altus, NYSE American prior to the closing of the Arrangement.

  Future Growth. The Combined Company is expected to benefit from complementary management expertise, uniting Elemental Altus' proven track record of accretive royalty acquisitions with EMX's disciplined royalty generation and acquisition capabilities. Additionally, the royalty generation business presents a unique differentiator, offering low cost, organic growth.

  Fairness Opinions. The Board received a fairness opinion from CIBC World Markets and the Special Committee received a fairness opinion from Haywood, each dated September 4, 2025, and each to the effect that, as of the date of such opinion, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders, in each case based upon and subject to the respective assumptions, limitations, qualifications and other matters set forth in each such opinion, as more fully described in the section in the accompanying Circular entitled "Part I - The Arrangement - Opinions of Financial Advisors".

  Support of Directors, Officers and Shareholders. The boards of directors of each of EMX and Elemental Altus (subject to abstentions where legally required) and the Special Committee have unanimously recommended support for the Arrangement. Additionally, the directors and senior officers and certain shareholders of each of EMX and Elemental Altus have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favour of the Arrangement Resolution at the Meeting and in favour of the Elemental Altus Resolutions at the special meeting (the "Elemental Altus Meeting") of Elemental Altus Shareholders to be held on November 4, 2025, as applicable. Additionally, the Elemental Altus Financing emphasizes strong investor confidence (including Tether) in the strategy and long-term vision of the Combined Company, and will provide it significant financial capacity and facilitate the Combined Company being unlevered upon completion of the Arrangement.

4 Based on figures (i) with respect to EMX from National Bank Financial Inc. and as of August 12, 2025, and (ii) with respect to Elemental Altus from each of Raymond James Ltd. and National Bank Financial Inc. as of August 19, 2025 and from Canaccord Genuity Corp. as of May 26, 2025.

  Negotiated Transaction. The Arrangement Agreement is the result of a comprehensive negotiation process with respect to the key elements of the Arrangement Agreement and Plan of Arrangement, which includes terms and conditions that are reasonable in the judgment of the Board and the Special Committee. The Arrangement provides for a 21.5% premium on the 20 day volume weighted average price to Shareholders and management of EMX will be taking on management positions with the Combined Company including the CEO and CFO roles.

  Other Factors. The Board and the Special Committee also carefully considered the Arrangement with reference to current economics, industry and market trends affecting each of EMX and Elemental Altus in the royalty, metals and mining industry, business, operations, properties, assets, financial condition, risks, operating results and prospects of each of EMX and Elemental Altus, taking into account the results of EMX's due diligence review of Elemental Altus and its royalty interests.

In making its determinations and recommendations, the Board also observed that a number of procedural and legal safeguards were in place and are present to protect the interests of EMX, the Securityholders and other EMX stakeholders. The procedural and legal safeguards include, among others:

  Ability to Respond to Unsolicited Superior Proposals. Subject to the terms of the Arrangement Agreement, the Board will remain able to respond to any unsolicited bona fide written proposals that, having regard to all of its terms and conditions, would, if consummated in accordance with its terms, constitute or reasonably be expected to constitute a Superior Proposal, provided that EMX is not in material breach of its non-solicitation covenants under the Arrangement Agreement.

  Reasonable Break Fee. The amount of the Termination Fee that EMX may be required to pay in certain circumstances (approximately C$15.75 million) falls within the range considered reasonable for a transaction of this nature and size. In the Board's view, this fee should not preclude a third party from making a Superior Proposal for EMX.

  Fairness of the Conditions. The Arrangement Agreement provides for certain conditions with respect to completion of the Arrangement, which conditions are not unduly onerous or outside market practice and could reasonably be satisfied in the judgment of the Board.

  Securityholder Approval. The Arrangement Resolution must be approved by (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under MI 61-101.

  Extensive Due Diligence. EMX, including its management and technical services team, with assistance from outside financial, technical and legal advisors, completed a detailed diligence review of Elemental Altus, including the Elemental Altus Material Royalty Interests, and was satisfied by such review.

  Court and Regulatory Approvals. The Plan of Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and reasonableness of the Plan of Arrangement to Securityholders. The Arrangement Agreement also contains a condition precedent that all Regulatory Approvals shall be obtained prior to closing.

  Dissent Rights. The terms of the Plan of Arrangement provide that Registered Shareholders who oppose the Arrangement may, upon compliance with certain conditions, exercise dissent rights and, if ultimately successful, receive fair value for their EMX Shares (as described in the Plan of Arrangement). See "Part I - The Arrangement - Right to Dissent" in this Circular for detailed information regarding the dissent rights of Registered Shareholders in connection with the Arrangement.

The Board and the Special Committee also considered a number of other factors and risks relating to the Arrangement including:

  The challenges inherent in combining two businesses of the size and complexity of EMX and Elemental Altus and the risks from international business activities;

  The risk that expected benefits to the Combined Company are not realized;

  The risk that changes in Law or regulation could adversely impact the expected benefits of the Arrangement to EMX, Securityholders and other stakeholders;

  The risk that the Elemental Altus Shares to be issued as consideration are based on a fixed exchange ratio and will not be adjusted based on fluctuations in the market value of EMX Shares or Elemental Altus Shares;

  The conditionality of the Arrangement upon, subject to the terms of the Arrangement Agreement, the satisfaction of the conditions precedent to the completion of the Elemental Altus Financing and the conditional approval or authorization for listing of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants on the TSX-V and a U.S. Exchange;

  The potential risk of diverting management's attention and resources from the operation of EMX's business in the ordinary course while working toward the completion of the Arrangement;

  The potential negative effect of the ongoing Arrangement process on EMX's business, including its relationships with employees, suppliers, customers and operators of the properties in which EMX holds an interest;

  The potential adverse impact that business uncertainty pending the completion of the Arrangement could have on EMX's ability to attract, retain and motivate key personnel until the completion of the Arrangement;

  The risk that the Arrangement may not be completed despite the Parties' efforts or that completion of the Arrangement may be unduly delayed, even if Securityholder Approval is obtained, including the possibility that Elemental Altus Shareholder Approval may not be obtained, that other conditions to the Parties' obligations to complete the Arrangement may not be satisfied, and the potential resulting negative impact this could have upon EMX's business;

  The restrictions contained in the Arrangement Agreement on EMX's ability to solicit interest from third parties, given the nature of the deal protections and "fiduciary out" in the Arrangement Agreement, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, EMX will be required to pay the Termination Fee to Elemental Altus and, if the Arrangement Agreement is terminated under certain other circumstances, EMX will be required to pay an expense reimbursement in an amount equal to C$2 million to Elemental Altus;

  The fact that if the Arrangement Agreement is terminated and the Board decides to seek another transaction or business combination, it may be unable to find a party willing to pay greater or equivalent value compared to the consideration payable to the Shareholders under the Arrangement;

  The fact that certain of EMX and Elemental Altus' respective royalty and stream interests relate to mineral properties in various jurisdictions, including developing countries, and as such, the interests of the Combined Company will be exposed to various levels of foreign, political, economic, and other risks and uncertainties;

  The restrictions on the conduct of EMX's business prior to the completion of the Arrangement, which could delay or prevent EMX from undertaking business opportunities that may arise pending completion of the Arrangement;

  The risks that the actual performance of EMX and Elemental Altus may materially differ from the financial projections prepared by the respective management team of each of EMX and Elemental Altus in connection with the Arrangement;

  The right of Elemental Altus to terminate the Arrangement Agreement under certain circumstances; and

  The fact that EMX has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement, regardless of whether the Arrangement is completed.

The Board and the Special Committee also considered a variety of risks and other potentially negative factors relating to the Arrangement including those matters described under the headings "Part III - Risk Factors - Risk Factors Related to the Arrangement" and "Part III - Risk Factors - Risk Factors Related to the Operations of the Combined Company". Each of the Board and the Special Committee believed that overall, the anticipated benefits of the Arrangement to EMX outweighed these risks and negative factors.

The information and factors described above and considered by the Board and the Special Committee in reaching its determinations are not intended to be exhaustive but include material factors considered by the Board and the Special Committee. In view of the wide variety of factors considered in connection with the evaluation of the Arrangement and the complexity of these matters, the Board and the Special Committee did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the Board and the Special Committee may have given different weight to different factors and may have applied different analyses to each of the material factors considered by the Board and the Special Committee.

Opinions of Financial Advisors

In connection with the evaluation of the Arrangement, the Board received and considered the CIBC World Markets Opinion and the Special Committee received and considered the Haywood Opinion.

CIBC World Markets Opinion

Pursuant to the CIBC World Markets Engagement Agreement, EMX engaged CIBC World Markets to, among other things, provide the Board with financial analysis and advice and, if requested, to provide an opinion to the Board concerning the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement Agreement. In connection with CIBC World Market's mandate under the CIBC World Markets Engagement Agreement, CIBC World Markets has prepared the CIBC World Markets Opinion. The CIBC World Markets Opinion states that, as of September 4, 2025 and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration to be received by the Shareholders pursuant to the Arrangement Agreement is fair, from a financial point of view, to the Shareholders.

The CIBC World Markets Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety. See Appendix E to this Circular, "Opinion of CIBC World Markets Inc.", for the full text of the CIBC World Markets Opinion. Securityholders are urged to, and should, read the CIBC World Markets Opinion in its entirety. The summary of the CIBC World Markets Opinion in this Circular is qualified in its entirety by reference to the full text of the CIBC World Markets Opinion. The CIBC World Markets Opinion is not a recommendation as to whether or not Securityholders should vote for the Arrangement Resolution.

The CIBC World Markets Opinion was only one of many factors taken into consideration by the Board in (i) its evaluation of the Arrangement, (ii) determination that the Arrangement is in the best interests of EMX and (iii) recommendation that Securityholders vote for the Arrangement Resolution. The CIBC World Markets Opinion should not be viewed as determinative of the views of the Board or EMX's management with respect to the Arrangement or the Consideration provided for pursuant to the Arrangement.

Neither CIBC World Markets nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of EMX or Elemental Altus or any of their respective associates or affiliates.

Pursuant to the terms of the CIBC World Markets Engagement Agreement, EMX has agreed to pay to CIBC World Markets: (i) a fixed fee for the CIBC World Markets Opinion (no portion of which is contingent on the conclusion reached in the CIBC World Markets Opinion or upon completion of the Arrangement); as well as (ii) an additional fee for CIBC World Markets' services as a financial advisor, which additional fee is contingent on completion of the Arrangement or certain other events. In addition, EMX has agreed to reimburse CIBC World Markets for its reasonable expenses, including fees and expenses of legal counsel, and to indemnify CIBC World Markets and related parties against certain liabilities that might arise out of CIBC World Markets' engagement thereunder.

The Board urges Securityholders to read the CIBC World Markets Opinion in its entirety. See Appendix E to this Circular, "Opinion of CIBC World Markets Inc.".

Haywood Opinion

The Special Committee engaged Haywood to, among other things, provide the Special Committee with certain advice and advisory services including an independent opinion as to the fairness to the Shareholders, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement. In connection with this mandate, Haywood has prepared the Haywood Opinion. The Haywood Opinion states that, based upon and subject to the assumptions, limitations and qualifications set forth therein, Haywood is of the opinion that, as of September 4, 2025, the Consideration to be received by the Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

The Haywood Opinion is subject to the assumptions, limitations and qualifications contained therein and should be read in its entirety. See Appendix G to this Circular, "Opinion of Haywood", for the full text of the Haywood Opinion. Securityholders are urged to, and should, read the Haywood Opinion in its entirety. The summary of the Haywood Opinion in this Circular is qualified in its entirety by reference to the full text of the Haywood Opinion. The Haywood Opinion is not a recommendation as to whether or not Securityholders should vote for the Arrangement Resolution.

The Haywood Opinion was only one of many factors taken into consideration by the Special Committee in its (i) evaluation of the Arrangement, (ii) determination that the Arrangement is in the best interests of EMX and (iii) recommendation that Securityholders vote for the Arrangement Resolution. The Haywood Opinion should not be viewed as determinative of the views of the Special Committee, the Board or EMX's management with respect to the Arrangement or the Consideration provided for pursuant to the Arrangement.

Neither Haywood nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the applicable Canadian Securities Laws) of EMX or Elemental Altus or any of their respective associates or affiliates.

The Special Committee has agreed to pay Haywood a fixed fee for the Haywood Opinion plus fixed monthly work fees (no portion of which is contingent on the conclusion reached in the Haywood Opinion or upon completion of the Arrangement). In addition, the Special Committee has agreed to reimburse Haywood for its reasonable out-of-pocket expenses, including fees and expenses of legal counsel, and to indemnify Haywood and related parties against certain liabilities that might arise out of Haywood's engagement.

The Special Committee urges Securityholders to read the Haywood Opinion in its entirety. See Appendix G to this Circular, "Opinion of Haywood".

Arrangement Steps

If the Arrangement Resolution is approved at the Meeting, the Elemental Altus Shareholder Approval is obtained at the Elemental Altus Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived (including the satisfaction of the conditions precedent to the completion of the Elemental Altus Financing and the conditional approval or authorization for listing of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants on the TSX-V and a U.S. Exchange), the Arrangement will take effect commencing and effective as at the Effective Time.

The Arrangement involves a number of steps, which will be deemed to occur sequentially commencing at the Effective Time without any further act, authorization or formality by any person, except as expressly provided in the Plan of Arrangement. The following description of the steps of the Plan of Arrangement is qualified in its entirety by the full text of the Plan of Arrangement which is attached as Appendix D to this Circular.

In particular:

(a) each EMX Share outstanding immediately prior to the Effective Time held by a Dissenting Shareholder shall be, and shall be deemed to be, assigned and transferred to EMX in exchange for a debt claim against EMX in an amount determined in accordance with Article 4 of the Plan of Arrangement (less applicable tax withholding pursuant to Section 5.4 of the Plan of Arrangement), and:

(i) the registered holders of such EMX Shares immediately prior to the Effective Time shall: (A) cease to be the registered holders of such EMX Shares and shall cease to have any rights as a Shareholder (other than the right to be paid the fair value for such EMX Share as set out in Article 4 of the Plan of Arrangement); (B) be removed from the register of Shareholders in respect of the EMX Shares; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such EMX Shares;

(ii) EMX shall be deemed to be the transferee of such EMX Shares and shall be entered in the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares; and

(iii) each EMX Share so assigned and transferred to EMX pursuant to Section 3.1(a) of the Plan of Arrangement shall be cancelled and cease to be outstanding;

(b) each EMX RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be, and shall be deemed to be, without any further action by or on behalf of an EMX RSU Holder, immediately vested and exercised in exchange for one EMX Share (less applicable tax withholding pursuant to Section 5.4 of the Plan of Arrangement, and provided that no share certificates or DRS statements shall be issued with respect to such EMX Shares), and:

(i) each EMX RSU Holder shall: (A) cease to be the holder of any EMX RSUs and cease to have any rights as a holder of EMX RSUs (other than, for certainty, the right to receive the Consideration pursuant to Section 3.1(c)(xii) of the Plan of Arrangement); (B) be removed from the register of EMX RSU Holders; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX RSUs;

(ii) each EMX RSU so exchanged pursuant to Section 3.1(b) of the Plan of Arrangement shall thereupon be cancelled and cease to be outstanding; and

(iii) the EMX RSU Plan and all agreements relating to the EMX RSUs shall be terminated and shall be of no further force and effect;

(c) EMX and Acquireco shall amalgamate to form one corporate entity, with the same effect as if they had amalgamated under Section 269 of the BCBCA except the separate legal existence of Acquireco will not cease and Acquireco will survive the amalgamation notwithstanding the issue by the Registrar of a certificate of amalgamation and the assignment of a new incorporation number (Acquireco, as such surviving entity, may be referred to as "Amalco"). Such amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Upon such amalgamation, the steps set out at Sections 3.1(c)(i) through (xvi) of the Plan of Arrangement with respect to Amalco shall, and shall be deemed to, occur concurrently, including the following Section 3.1(c)(xii):

(xii) each EMX Share outstanding, including any EMX Shares issued pursuant to Section 3.1(b) of the Plan of Arrangement (subject to Section 3.2 and Article 5 of the Plan of Arrangement), shall be cancelled in exchange for the Consideration and the registered holders of such EMX Shares immediately prior to such cancellation shall:

(A) cease to be the registered holders of such EMX Shares and shall cease to have any rights as an EMX Shareholder (other than the right to be paid the Consideration pursuant to the Plan of Arrangement);

(B) be removed from the register of EMX Shareholders;

(C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so cancel such EMX Shares; and

(D) subject to Article 6 of the Plan of Arrangement, be entered in the register of holders of Elemental Altus Shares as the registered holder of such Elemental Altus Shares so received pursuant to Section 3.1(c)(xii) of the Plan of Arrangement;

(d) concurrently with (and no earlier than) the issuance of the Consideration in Section 3.1(c)(xii) of the Plan of Arrangement, Elemental Altus shall, and shall be deemed to, issue such number of Elemental Altus Shares to Tether as is required pursuant to and in accordance with the terms of the Elemental Altus Financing Subscription Agreement if the conditions set out therein have been satisfied or waived as of such time;

(e) notwithstanding the EMX Option Plan, each EMX Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall without any further action by or on behalf of an EMX Option Holder, be exchanged for a Replacement Option, each such Replacement Option being exercisable to purchase from Elemental Altus a number of Elemental Altus Shares equal to the product of (A) the number of EMX Shares subject to the EMX Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Elemental Altus Share underlying a Replacement Option shall be an amount equal to the quotient of (X) the exercise price per EMX Share underlying the EMX Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the exchange of EMX Options for Replacement Options pursuant to Section 3.1(e) of the Plan of Arrangement, and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of a Replacement Option will be adjusted accordingly with effect at and from the Effective Time such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the EMX Option for which it was exchanged immediately before the exchange. Notwithstanding the foregoing provisions of Section 3.1(e) of the Plan of Arrangement, each EMX Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder so as not to constitute a modification, extension or renewal of such EMX Option, within the meaning of Section 424(h) of the U.S. Tax Code. Except as provided in Section 3.1(e) of the Plan of Arrangement, all terms and conditions of each Replacement Option, including the term to expiry and conditions to and manner of exercising, will be the same as the EMX Option for which it was exchanged, and shall be governed by the terms of the EMX Option Plan and any document evidencing an EMX Option shall thereafter evidence, and be deemed to evidence, a Replacement Option; and, upon the occurrence of the foregoing:

(i) each EMX Option Holder shall: (A) cease to be the holder of any EMX Options and cease to have any rights as a holder of EMX Options (and shall instead, for certainty, be a holder of the applicable number of Replacement Options and have rights as a holder of Replacement Options); (B) be removed from the register of EMX Option Holders (and be added to the register of Replacement Options maintained by or on behalf of Amalco in respect of the Replacement Options); and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX Options for Replacement Options; and

(ii) each EMX Option so exchanged pursuant to Section 3.1(e) of the Plan of Arrangement shall thereupon be cancelled and cease to be outstanding;

(f) notwithstanding the EMX DSU Agreements, each EMX DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be, and shall be deemed to be, without any further action by or on behalf of an EMX DSU Holder, immediately vested, and shall be exchanged for the right to receive payment from Amalco of a cash amount equal to the Value per Settled DSU (less applicable tax withholding pursuant to Section 5.4 of the Plan of Arrangement), and:

(i) each EMX DSU Holder shall: (A) cease to be a holder of any EMX DSUs and cease to have any rights as a holder of EMX DSUs (except the right to receive a cash amount per EMX DSU equal to the Value per Settled DSU); (B) be removed from the register of EMX DSUs; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX DSUs;

(ii) each EMX DSU so exercised and exchanged pursuant to Section 3.1(f) of the Plan of Arrangement shall thereupon be cancelled and cease to be outstanding; and

(iii) the EMX DSU Agreements shall be terminated and shall be of no further force and effect.

If completed, the Arrangement will result in the issuance of 0.2822 Elemental Altus Shares for each EMX Share held as at the Effective Time by former Shareholders (excluding Dissenting Shareholders) and appropriately adjusted Replacement Options for EMX Options held by former Optionholders at the Effective Time. Following completion of the Arrangement and the Elemental Altus Financing, subject to certain assumptions including that no additional EMX Shares are issued prior to the Effective Time and that there are no Dissenting Shareholders, former Shareholders (other than Dissenting Shareholders), including former holders of EMX RSUs, are anticipated to own approximately 49% of the issued and outstanding Elemental Altus Shares, and existing Elemental Altus Shareholders are anticipated to own approximately 51% of the issued and outstanding Elemental Altus Shares, in each case based on the number of securities of Elemental Altus and EMX issued and outstanding as of the date of this Circular.

The respective obligations of EMX and Elemental Altus to complete the transactions contemplated by the Arrangement are subject to a number of conditions which must be satisfied or waived in order for the Arrangement to become effective. Upon all of the conditions being satisfied or waived, EMX is required to file a copy of the Final Order with the Registrar in order to give effect to the Arrangement. See "Part II - The Arrangement Agreement".

For full particulars in respect of all of the events which will occur pursuant to the Plan of Arrangement, see the full text of the Plan of Arrangement which is attached as Appendix D to this Circular.

Effect of the Arrangement

Effect on EMX Shares

If completed, the Arrangement will result in the issuance of 0.2822 Elemental Altus Shares for each EMX Share, with respect to each EMX Share held by Shareholders as at the Effective Time (excluding Dissenting Shareholders). As at the close of business on September 25, 2025, there were 108,964,292 EMX Shares outstanding (on a non-diluted basis). If completed, the Arrangement will result in Elemental Altus, indirectly through an amalgamation of EMX with Acquireco, becoming the owner of all of the EMX Shares on the Effective Date, and Amalco will be a wholly-owned subsidiary of Elemental Altus.

Assuming that there are no Dissenting Shareholders and assuming no EMX Shares are issued pursuant to the exercise or vesting of the EMX Convertible Securities prior to the Effective Time, there will be, immediately following the completion of the Arrangement and the Elemental Altus Financing, approximately 63,590,821 Elemental Altus Shares issued and outstanding. Immediately following completion of the Arrangement and the Elemental Altus Financing: (i) former Shareholders of EMX (including former holders of EMX RSUs) are expected to hold approximately 31,321,178 Elemental Altus Shares, representing approximately 49% of the issued and outstanding Elemental Altus Shares; and (ii) existing Elemental Altus Shareholders are expected to hold approximately 32,269,643 Elemental Altus Shares, representing approximately 51% of the issued and outstanding Elemental Altus Shares, in each case on a non-diluted basis based on the number of securities of Elemental Altus and EMX issued and outstanding as of the date of this Circular.

Effect on EMX Options

As at the close of business on September 25, 2025, there were 6,125,000 EMX Options outstanding. The Arrangement, if completed, will result in each EMX Option outstanding immediately prior to the Effective Time, whether vested or unvested, being exchanged for a Replacement Option exercisable to purchase a number of Elemental Altus Shares equal to the number of EMX Shares subject to such EMX Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole number of Elemental Altus Shares) at an exercise price per Elemental Altus Share being the exercise price per EMX Share underlying such EMX Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent). The exercise price per Elemental Altus Share underlying a Replacement Option shall be an amount equal to the quotient of (X) the exercise price per EMX Share underlying the EMX Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of Replacement Options shall be rounded up to the nearest whole cent), and all terms and conditions of each Replacement Option, including the term to expiry and conditions to and manner of exercising, will be the same as the EMX Option for which it was exchanged, and shall be governed by the terms of the EMX Option Plan.

It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the exchange of EMX Options for Replacement Options and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, if required, the exercise price of a Replacement Option will be adjusted accordingly with effect at and from the Effective Time such that the In-The-Money Value of the Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the EMX Option for which it was exchanged immediately before such exchange. Notwithstanding the foregoing, each EMX Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder so as not to constitute a modification, extension or renewal of such EMX Option, within the meaning of Section 424(h) of the U.S. Tax Code.

For greater certainty, each Replacement Option shall continue to be governed by and be subject to the terms of the EMX Option Plan and the agreement evidencing the grant of such EMX Option with respect to such terms and conditions. Any document previously evidencing EMX Options will thereafter evidence and be deemed to evidence the Replacement Option exchanged therefor and no certificate evidencing a Replacement Option will be issued.

Other EMX Convertible Securities

Pursuant to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting, the Elemental Altus Shareholder Approval is obtained at the Elemental Altus Meeting, the Final Order approving the Arrangement is issued by the Court and the applicable conditions to completion of the Arrangement are satisfied or waived (including the satisfaction of the conditions precedent to the completion of the Elemental Altus Financing and the conditional approval or authorization for listing of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants on the TSX-V and a U.S. Exchange), then, commencing and effective as at the Effective Time:

(a) each EMX RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be deemed to be immediately vested and shall settle in exchange for one EMX Share (provided that no share certificates or DRS statements shall be issued with respect to such EMX Shares) (subject to any applicable withholdings), and shall be cancelled and cease to be outstanding. Such EMX Shares shall be exchanged for the Consideration, and each such EMX RSU shall be immediately cancelled by EMX and the holders of such EMX RSUs shall cease to be holders thereof;

(b) each EMX DSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be immediately vested and be exchanged for the right to receive payment from Amalco of a cash amount equal to the Value per Settled DSU (subject to applicable withholdings); and

(c) in accordance with the terms of the EMX Warrant Certificate, each holder of EMX Warrants shall be entitled to receive upon the exercise of such holder's EMX Warrant, in lieu of EMX Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of Elemental Altus Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement Agreement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of EMX Shares to which such holder would have been entitled if such holder had exercised such holder's EMX Warrants immediately prior to the Effective Time; provided that, no fractional Elemental Altus Shares will be issued upon exercise of the EMX Warrants, nor shall any compensation be made for such fractional Elemental Altus Shares, if any.

Change of Control Provisions

The Arrangement will constitute a change of control where that term is defined in the EMX Option Plan and the EMX RSU Plan, and certain employment agreements entered into by EMX with their executive officers, as described below. Pursuant to the terms of the Arrangement Agreement, each EMX Option outstanding as at the Effective Time shall be exchanged at the Effective Time for a Replacement Option. Each EMX RSU outstanding at the Effective Time shall be deemed to be vested and settled for EMX Shares to be exchanged (subject to any applicable withholding) for the Consideration. Each EMX DSU outstanding at the Effective Time will be deemed to be vested and exchanged at the Effective Time for a cash payment. Each EMX Warrant will be adjusted in accordance with its terms to entitle the respective holder thereof to receive the Consideration in lieu of EMX Shares to which such holder was theretofore entitled upon such exercise. See "Part I - The Arrangement - Effect of the Arrangement - Other EMX Convertible Securities" above for further information.

In addition, EMX has entered into employment agreements with certain of its executive officers pursuant to which those officers may receive change of control payments or other benefits. In particular, certain officers of EMX have individual employment agreements that provide for change of control payments in the event of termination of employment under certain circumstances upon, or withing a certain period following, a change of control event. See "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement" in this Circular for further information.

Corporate Structure

Pursuant to the Plan of Arrangement, Shareholders (other than Dissenting Shareholders) will receive Elemental Altus Shares in exchange for their EMX Shares. The rights of Shareholders are currently governed by the BCBCA and by EMX's notice of articles and articles. Since Elemental Altus is also a BCBCA corporation, the rights of Elemental Altus Shareholders are governed by the BCBCA and by Elemental Altus' notice of articles and articles. Therefore, the rights and privileges under the BCBCA of the Shareholders who receive Elemental Altus Shares will remain unchanged after the Arrangement. Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on such Shareholders' rights.

Voting Agreements

The following summarizes material provisions of the Voting Agreements. This summary may not contain all information about the Voting Agreements that is important to Securityholders. The rights and obligations of the parties thereto are governed by the express terms and conditions of the Voting Agreements and not by this summary or any other information contained in this Circular. Securityholders are urged to read the forms of Voting Agreement carefully in their entirety, as well as this Circular, before making any decisions regarding the Arrangement. This summary is qualified in its entirety by reference to the forms of Voting Agreements, which have been filed by EMX on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov.

Pursuant to the Arrangement Agreement, EMX agreed to deliver the EMX Voting Agreements from each of the EMX Supporting Shareholders and Elemental Altus agreed to deliver the Elemental Altus Voting Agreements from each of the Elemental Altus Supporting Shareholders. On September 4, 2025, (i) each of the EMX Supporting Shareholders entered into an EMX Voting Agreement with Elemental Altus and (ii) each of the Elemental Altus Supporting Shareholders entered into an Elemental Altus Voting Agreement with EMX. As of the Record Date, the EMX Supporting Shareholders collectively owned, directly or indirectly, or exercised control or direction over, an aggregate of (i) 24,646,897 EMX Shares, representing approximately 22.62% of the outstanding EMX Shares on a non-diluted basis, and (ii) 3,797,000 EMX Options, representing approximately 61.99% of the outstanding EMX Options. As of the Record Date, the Elemental Altus Supporting Shareholders collectively, owned, directly or indirectly, or exercised control or direction over, an aggregate of 9,993,321 Elemental Altus Shares, representing approximately 40% of the outstanding Elemental Altus Shares on a non-diluted basis.

The Voting Agreements set forth, among other things, the agreement of the EMX Supporting Shareholders and Elemental Altus Supporting Shareholders to (i) vote all of their securities entitled to vote for the approval of the Arrangement Resolution or the Elemental Altus Resolutions, as applicable, and any other matter necessary for the consummation of the Arrangement and the Elemental Altus Financing, as applicable; (ii) vote all of their securities entitled to vote against any Acquisition Proposal, and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any other transaction contemplated by the Arrangement Agreement; (iii) duly complete or cause to be completed, and cause forms of proxy or voting instruction forms in respect of all their securities to be validly delivered and such forms of proxy and voting instruction forms shall not be revoked or withdrawn unless the prior written consent of Elemental Altus or EMX has been obtained; as applicable; and (iv) consult with Elemental Altus or EMX prior to exercising or causing to be exercised any voting rights attached to their securities and exercise or procure the exercise of such voting rights as Elemental Altus or EMX shall instruct in writing and in accordance with the terms of the Voting Agreements.

Except with the prior written consent of EMX or Elemental Altus, EMX Supporting Shareholders and Elemental Altus Supporting Shareholders further agreed: (i) not to, directly or indirectly, option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey (each, referred to in this section as a "Transfer") any relevant securities or any rights or interest to any person, other than (A) when exercising or settling securities under the EMX Equity Incentive Plans or the Elemental Altus Omnibus Compensation Plan, as applicable; (B) when a Transfer of shares to cover the exercise price or tax liabilities resulting from such exercises occurs; and (C) when there is a Transfer to close family members or entities, trusts or accounts controlled by or benefiting the EMX Supporting Shareholder or the Elemental Altus Supporting Shareholder, as applicable, as long as the transferee agrees in writing to be bound by the terms of the Voting Agreement and that any entity receiving the securities remains controlled by the EMX Supporting Shareholder or the Elemental Altus Supporting Shareholder, as applicable, until the earlier of the Voting Agreement ending or the Effective Time; and (ii) not to exercise any Dissent Rights or rights of appraisal in respect of the Arrangement Resolution and the Elemental Altus Resolutions, as applicable, or any resolution approving the Arrangement.

Notwithstanding the above, pursuant to the Voting Agreements, Elemental Altus and EMX have agreed and acknowledged that each of the EMX Supporting Shareholders and Elemental Altus Supporting Shareholders, as applicable, are bound to their respective Voting Agreements solely in their capacity as a securityholder of EMX or Elemental Altus, as applicable, and not in their capacity as directors and/or officers of EMX or Elemental Altus, as applicable, and that nothing in the Voting Agreements limits or restricts any EMX Supporting Shareholders or Elemental Altus Supporting Shareholders, as applicable, from properly fulfilling their fiduciary duties as a director or officer of EMX or Elemental Altus, as applicable.

The Voting Agreements shall terminate automatically upon the earliest of: (i) the Effective Time; and (ii) the termination of the Arrangement Agreement in accordance with its terms.

The Voting Agreements may terminate: (i) at any time upon mutual written agreement of the EMX Supporting Shareholder or Elemental Altus Supporting Shareholder and Elemental Altus or EMX, as applicable; (ii) by the EMX Supporting Shareholder or Elemental Altus Supporting Shareholder, if Elemental Altus or EMX, without the prior written consent of the EMX Supporting Shareholder or Elemental Altus Supporting Shareholder, varies the terms of the Arrangement Agreement in a manner that is materially adverse to the EMX Supporting Shareholder or Elemental Altus Supporting Shareholder, as applicable; or (iii) by Elemental Altus or EMX if the EMX Supporting Shareholder or Elemental Altus Supporting Shareholder has not complied with its covenants to Elemental Altus or EMX contained in the respective Voting Agreement, provided that Elemental Altus or EMX, as applicable, has notified the EMX Supporting Shareholder or Elemental Altus Supporting Shareholder in writing of any of the foregoing events and the same has not been cured within ten business days of the date such notice was received by such shareholder.

Procedure for the Arrangement Becoming Effective

The Arrangement is proposed to be carried out pursuant to the provisions of Division 5 of Part 9 of the BCBCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement Resolution must be approved by the requisite majorities of Securityholders at the Meeting in the manner required by the Interim Order and applicable Laws;

(b) the Elemental Altus Shareholder Approval must be obtained by the requisite majority of Elemental Altus Shareholders at the Elemental Altus Meeting in the manner required by applicable Laws;

(c) the Arrangement must be approved by the Court pursuant to the Final Order;

(d) all conditions precedent to the Arrangement set forth in the Arrangement Agreement must be satisfied or waived by the appropriate Party (including satisfaction of the conditions precedent to the completion of the Elemental Altus Financing and the conditional approval or authorization for listing of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants on the TSX-V and a U.S. Exchange); and

(e) the Final Order and related documents, in the form prescribed by the BCBCA, must be filed with the Registrar.

Timing

If the Meeting is held as scheduled and is not adjourned and/or postponed, and the Securityholder Approval is obtained (and the Elemental Altus Meeting is held as scheduled and the Elemental Altus Shareholder Approval is obtained), it is expected that EMX will apply for the Final Order approving the Arrangement on November 7, 2025. If the Final Order is obtained in a form and substance satisfactory to EMX and Elemental Altus, and all other conditions set forth in the Arrangement Agreement are satisfied or waived by the applicable Party, EMX expects the Effective Date to occur in the fourth quarter of 2025. However, it is not possible at this time to state with certainty when the Effective Date will occur as completion of the Arrangement may be delayed beyond this time if the conditions to completion of the Arrangement cannot be met on a timely basis. Subject to certain limitations, each Party may terminate the Arrangement Agreement if the Arrangement is not consummated by the Outside Date, which date can be extended by mutual agreement of the Parties or extended by any one Party for a period of not less than 30 days and not more than 90 days under certain conditions, in each case in accordance with the terms of the Arrangement Agreement.

The Arrangement will become effective as of the Effective Time on the Effective Date, which is expected to be the date of the filing with the Registrar of a copy of the Final Order, together with such other materials as may be required by the Registrar.

Although EMX's and Elemental Altus' objective is to have the Effective Date occur as soon as reasonably practicable after the Meeting, the Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order. EMX and/or Elemental Altus may determine not to complete the Arrangement without prior notice to or action on the part of Securityholders or Elemental Altus Shareholders.

Procedure for Exchange of EMX Shares

In order to receive the Consideration, Registered Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the validly completed and duly signed Letter of Transmittal together with the certificate(s) or DRS Advice(s) representing the Registered Shareholder's EMX Shares and such other documents and instruments as the Depositary may reasonably require and such other documents and instruments as would have been required to effect such transfer under the BCBCA, the Securities Transfer Act (British Columbia) and the articles of EMX. Registered Shareholders who do not have their EMX Share certificates or DRS Advices should refer to "Part I - The Arrangement - Lost Certificates".

EMX currently anticipates that the Arrangement will be completed in the fourth quarter of 2025. Registered Shareholders will have received a Letter of Transmittal with this Circular. The Letter of Transmittal will also be available under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Additional copies of the Letter of Transmittal will also be available by contacting the proxy solicitation agent of EMX by using the contact details listed on the back page of this Circular.

The exchange of EMX Shares for Consideration Shares in respect of any Non-Registered Shareholder is expected to be made with the Non-Registered Shareholder's Intermediary account through the procedures in place for such purposes between CDS or DTC and such Intermediary. Non-Registered Shareholders should contact their Intermediary if they have any questions regarding this process and to arrange for their Intermediary to complete the necessary steps to ensure that they receive the Consideration Shares in respect of their EMX Shares.

The use of mail to transmit certificates or DRS Advices representing EMX Shares and the Letter of Transmittal will be at the risk of Registered Shareholders. EMX recommends that such certificates, DRS Advices and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail with return receipt requested, properly insured, be used.

The instructions for exchanging EMX Shares and depositing such EMX Shares with the Depositary are set out in the Letter of Transmittal. Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on (i) the Letter of Transmittal, and (ii) certificates representing EMX Shares, must be guaranteed by an Eligible Institution.

To prevent a delay in receiving the Consideration, Registered Shareholders should consider re-registering their EMX Shares with an Intermediary prior to the Effective Date.

From and after the Effective Time, each certificate or DRS Advice that immediately prior to the Effective Time represented EMX Shares will be deemed to represent only the right to receive in exchange therefor the Consideration Shares in accordance with the Plan of Arrangement, less any amounts withheld pursuant to the Plan of Arrangement. All dividends and distributions made after the Effective Time with respect to any Consideration Shares allotted and issued pursuant to the Plan of Arrangement but for which a certificate or DRS Advice has not been issued shall be paid or delivered to the Depositary as agent for the holder of such Consideration Shares. Subject to the foregoing, the Depositary shall pay and deliver to any such holder, as soon as reasonably practicable after application therefor is made by such holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder is entitled pursuant to the Plan of Arrangement, net of any applicable withholding and other taxes.

Subject to applicable legislation relating to unclaimed personal property, if any former Shareholder fails to deliver to the Depositary the certificate(s), DRS Advice(s), documents or instruments required to be delivered to the Depositary as required by the Plan of Arrangement in order for such former Shareholder to receive the Consideration, on or before the sixth anniversary of the Effective Date, on the sixth anniversary of the Effective Date: (i) such former Shareholder shall be deemed to have donated and forfeited to Elemental Altus or its successors, all such Consideration held by the Depositary in trust for such former Shareholder to which such former Shareholder is entitled under the Plan of Arrangement, in each case, together with all entitlements to any dividends or distributions thereon; (ii) any payment made by way of cheque (or other form of immediately available funds) and any other right or claim to payment hereunder that remains outstanding shall cease to represent a right or claim of any kind or nature and shall be deemed to have been surrendered to Elemental Altus and shall be paid over by the Depositary to Elemental Altus or as directed by Elemental Altus; (iii) any certificate representing EMX Shares formerly held by such former Shareholder shall cease to represent a right or claim of any kind or nature; (iv) the Consideration Shares which such former Shareholder was entitled to receive shall be transferred to Elemental Altus and cancelled without any repayment of capital in respect thereof, and any certificates representing such Consideration Shares shall be delivered by the Depositary to Elemental Altus for cancellation and the interest of such former Shareholder in such Consideration Shares (and any dividends or distributions thereon) shall be terminated. None of Elemental Altus, Amalco or any of their respective successors, shall be liable to any person in respect of any Consideration (including any Consideration previously held by the Depositary in trust for any such former Shareholder) which is forfeited to Elemental or Amalco or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

Exchange of EMX Options for Replacement Options

Optionholders do not need to take any actions to receive their Replacement Options. Notices of adjustment in respect of Replacement Options will be delivered to the Optionholders as soon as practicable following the completion of the Arrangement.

Treatment of Fractional Consideration Shares

In no event will any Shareholder be entitled to a fraction of a Consideration Share and no certificates or DRS Advices representing fractional Consideration Shares shall be issued upon the surrender for exchange of certificates or DRS Advices by Shareholders pursuant to the Plan of Arrangement and no cash will be paid in lieu thereof. Where the aggregate number of Consideration Shares to be issued to a Shareholder would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Shareholder shall be rounded down to the nearest whole Consideration Share and no Shareholder will be entitled to any compensation in respect of a fractional Consideration Share.

Return of EMX Shares

If the Arrangement is not completed, any certificates or DRS Advices representing deposited EMX Shares will be returned to the depositing Shareholder at Elemental Altus' expense upon written notice to the Depositary from Elemental Altus by returning the certificates or DRS Advices representing deposited EMX Shares (and any other relevant documents) by first class insured mail in the name of and to the address specified by the Shareholder in the Letter of Transmittal or, if such name and address is not so specified, in such name and to such address as shown on the register of EMX Shares maintained by Computershare on behalf of EMX.

Mail Service Interruption

Notwithstanding the provisions of this Circular, the Letter of Transmittal, the Arrangement Agreement or Plan of Arrangement, certificates or DRS Advices representing the Consideration Shares and certificates or DRS Advices representing EMX Shares to be returned if applicable, will not be mailed if Elemental Altus determines that delivery thereof by mail may be delayed.

Persons entitled to certificates, DRS Advices and other relevant documents which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the Letter of Transmittal related thereto was deposited until such time as Elemental Altus has determined that delivery by mail will no longer be delayed.

Notwithstanding the foregoing section, certificates, DRS Advices and other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are received at the office of the Depositary at which the EMX Shares were deposited.

Lost Certificates

In the event any certificate that immediately prior to the Effective Time represented one or more outstanding EMX Shares that were exchanged in accordance with the Arrangement Agreement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing Elemental Altus Shares that such holder is entitled to receive in accordance with the Plan of Arrangement. When authorizing such delivery of a certificate representing Elemental Altus Shares that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such Elemental Altus Shares is to be delivered shall, as a condition precedent to the delivery of such Elemental Altus Shares, give a bond satisfactory to Elemental Altus, Amalco and the Depositary in such amount as Elemental Altus, Amalco and the Depositary may direct, or otherwise indemnify Elemental Altus and the Depositary in a manner satisfactory to Elemental Altus and the Depositary, against any claim that may be made against Elemental Altus, Amalco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be reasonably required by Elemental Altus, Amalco and the Depositary.

Withholding Rights

Elemental Altus, Amalco, the Depositary and their respective agents, as applicable, shall be entitled to deduct and withhold from any consideration or any other amount payable or otherwise deliverable to any Securityholder or any other person under the Plan of Arrangement (including any payment to Dissenting Shareholders) such Taxes or other amounts as Elemental Altus, Amalco the Depositary or any of their respective agents, as the case may be, may reasonably determine is required to be deducted or withheld with respect to such payment under the Tax Act, the U.S. Tax Code or any other applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Entity by or on behalf of Elemental Altus, Amalco, the Depositary or any of their respective agents, as the case may be. To the extent that the amount so required to be deducted or withheld from any payment to a Shareholder exceeds the Consideration payable to such Shareholder pursuant to the Plan of Arrangement, subject to the prior approval of any of Elemental Altus, Amalco, the Depositary or any of their respective agents, as the case may be, are hereby authorized to sell or otherwise dispose of such portion of the Consideration Shares payable to such Shareholder pursuant to the Plan of Arrangement as is necessary to provide sufficient funds to Elemental Altus, Amalco, the Depositary or their respective agents, as the case may be, to enable it to comply with all applicable deduction or withholding requirements, and Elemental Altus, Amalco, the Depositary or their respective agents, as the case may be, shall: (a) remit the applicable portion of the net proceeds of such sale of such Consideration Shares (after deduction of all reasonable fees, commissions or costs in respect of such sale) to the appropriate Governmental Entity in satisfaction of such deduction or withholding requirement; and (b) if applicable, deliver to such Shareholder any unapplied balance of the net proceeds of such sale of such Consideration Shares after making the remittance in (a). Any sale of Consideration Shares pursuant to the Plan of Arrangement will be made in accordance with applicable Laws and at prevailing market prices and none of Elemental Altus, Amalco, the Depositary or their respective agents, as the case may be, shall be under any obligation to obtain a particular price, or indemnify any former Shareholder in respect of a particular price, for the Consideration Shares so sold. None of Elemental Altus, Amalco, the Depositary or their respective agents, as the case may be, will be liable for any loss arising out of any sale or disposition of Consideration Shares under Section 5.4 of the Plan of Arrangement.

Interests of Certain Persons or Companies in the Arrangement

The directors and senior officers of EMX may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of the Securityholders. These interests include those described below. The Board and the Special Committee were aware of these interests and considered them, among other matters, when evaluating and negotiating the Arrangement Agreement and recommending approval of the Arrangement by the Securityholders.

Ownership of EMX Shares and EMX Convertible Securities

The table below sets out for each director and senior officer of EMX as of the Record Date the number of EMX Shares, EMX Options, EMX RSUs, EMX DSUs and EMX Warrants beneficially owned or controlled or directed by each of them and their associates and affiliates. Only the EMX Shares and EMX Options will be entitled to be voted at the Meeting.

Name, Province and Country of Residence, and Position with EMX	Number of EMX Shares and % of Class(1)	Number of EMX Options and % of Class(2)	Number of EMX RSUs and % of Class(3)	Number of EMX DSUs and % of Class(4)	Number of EMX Warrants and % of Class(5)
Directors
David Cole Colorado, USA President, Chief Executive Officer and Director	2,732,091 (2.51%)	598,000 (9.76%)	325,000 (16.05%)	0 (0.00%)	Nil (0.00%)
Michael Winn California, USA Executive Chairman	1,668,641 (1.53%)	548,000 (8.95%)	325,000 (16.05%)	0 (0.00%)	Nil (0.00%)
Geoff Smith Ontario, Canada Director	18,600 (0.02%)	240,000 (3.92%)	0 (0%)	29,000 (25.00%)	Nil (0.00%)

Sunny Lowe Ontario, Canada Director	15,000 (0.01%)	300,000 (4.90%)	0 (0%)	29,000 (25.00%)	Nil (0.00%)
Henrik Lundin Norway Director	24,200 (0.02%)	300,000 (4.90%)	0 (0%)	29,000 (25.00%)	Nil (0.00%)
Dawson Brisco Ontario, Canada Director	22,500 (0.02%)	100,000 (1.63%)	0 (0%)	29,000 (25.00%)	Nil (0.00%)
Senior Officers
Stefan Wenger Colorado, USA Chief Financial Officer	50,000 (0.05%)	111,000 (1.81%)	138,000 (6.81%)	0 (0.00%)	Nil (0.00%)
Malik Duncan Colorado, USA General Counsel	73,811 (0.07%)	168,000 (2.74%)	202,000 (9.98%)	0 (0.00%)	Nil (0.00%)
Dr. Eric P. Jensen Wisconsin, USA General Manager of Exploration	1,052,000 (0.97%)	450,000 (7.35%)	250,000 (12.35%)	0 (0.00%)	Nil (0.00%)
David Johnson Colorado, USA Chief Geologist	1,026,294 (0.94%)	450,000 (7.35%)	250,000 (12.35%)	0 (0.00%)	Nil (0.00%)
Douglas Reed British Columbia, Canada Chief Accounting Officer	205,733 (0.19%)	343,000 (5.60%)	202,000 (9.98%)	0 (0.00%)	Nil (0.00%)
Rocio Echegaray British Columbia, Canada Corporate Secretary	0 (0%)	189,000 (3.09%)	117,000 (5.78%)	0 (0.00%)	Nil (0.00%)
TOTAL	6,888,870 (6.32%)	3,797,000 (61.99%)	1,809,000 (89.33%)	116,000 (100.00%)	Nil (0.00%)

Notes:

(1) Based on 108,964,292 EMX Shares issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 6,888,870 EMX Shares, representing approximately 6.32% of the issued and outstanding EMX Shares.

(2) Based on 6,125,000 EMX Options issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 3,797,000 EMX Options, representing approximately 61.99% of the issued and outstanding EMX Options.

(3) Based on 2,025,000 EMX RSUs issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 1,809,000 EMX RSUs, representing approximately 89.33% of the issued and outstanding EMX RSUs.

(4) Based on 116,000 EMX DSUs issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of 116,000 EMX DSUs, representing 100.00% of the issued and outstanding EMX DSUs.

(5) Based on 3,812,121 EMX Warrants issued and outstanding as at the Record Date. As a group, all current directors and senior officers beneficially own, directly or indirectly, or exercise control or discretion over, as of the Record Date, a total of nil EMX Warrants, representing 0.00% of the issued and outstanding EMX Warrants.

As at the Record Date, the directors and executive officers of EMX and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 6,888,870 EMX Shares, representing 6.32% of the outstanding EMX Shares, an aggregate of 3,797,000 EMX Options, representing 61.99% of the outstanding EMX Options, as well as 1,809,000 EMX RSUs, 116,000 EMX DSUs, and nil EMX Warrants. As at the Record Date, the directors and executive officers of EMX and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of the issued and outstanding Elemental Altus Shares. For more information with respect to the holdings of EMX Shares and EMX Convertible Securities by directors and executive officers of EMX, see Appendix I to this Circular.

In connection with entering into the Arrangement Agreement, Elemental Altus entered into the EMX Voting Agreements with all directors and senior officers and certain Shareholders of EMX.

As a result of the Arrangement: (i) the EMX Options will be exchanged for Replacement Options exercisable to purchase a number of Elemental Altus Shares equal to the number of EMX Shares subject to such EMX Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole number of Elemental Altus Shares) at an exercise price per Elemental Altus Share being the exercise price per EMX Share underlying such EMX Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent); (ii) the EMX RSUs will be deemed to be vested and settled for EMX Shares to be exchanged for the Consideration; and (iii) the EMX DSUs will be deemed to be vested and exchanged at the Effective Time for a cash payment. See "Part I - The Arrangement - Effect of the Arrangement - Effect on EMX Options" and "Part I - The Arrangement - Effect of the Arrangement - Other EMX Convertible Securities".

All EMX Shares and EMX Convertible Securities held by directors and senior officers of EMX and their associates and affiliates will be treated in the same fashion under the Arrangement as the EMX Shares and EMX Convertible Securities held by other securityholders of EMX.

Change of Control Provisions

EMX has entered into individual employment agreements (collectively, the "Executive Employment Agreements") with certain senior officers currently employed by EMX (each an "EMX Executive") that contain "change of control" (as defined in the respective Executive Employment Agreement) provisions.

The completion of the Arrangement constitutes a "change of control" as defined in each of the Executive Employment Agreements. The table below summarizes the estimated change of control benefits that may be payable to each EMX Executive if, as the result of the Arrangement, the applicable EMX Executives are terminated with cause or resign for Good Reason (each as defined in the applicable Executive Employment Agreement) within six months after the Effective Date, assuming an Effective Date of September 25, 2025:

Name and Principal Position	Salary ($)	Bonus ($)	Benefits ($)(2)	Total ($)
David Cole President, Chief Executive Officer and Director	766,000	137,683	85,315	988,998
Michael Winn Executive Chairman	766,000	137,683	Nil	903,683
Stefan Wenger Chief Financial Officer	450,000	44,000	66,719	560,719
Malik Duncan General Counsel	457,875	48,840	63,654	570,369
Dr. Eric P. Jensen General Manager of Exploration	411,000	40,187	39,013	490,200
David Johnson Chief Geologist	411,000	40,187	66,965	518,152
Douglas Reed Chief Accounting Officer	323,100(1)	31,592(1)	48,014(1)	402,706(1)
Rocio Echegaray Corporate Secretary	152,934(1)	14,322(1)	15,290(1)	182,546(1)

Notes:

(1) Salaries, bonuses and benefits are paid in Canadian dollars and converted to United States dollars for reporting purposes in the table above at the exchange rate of C$1.00 = US$0.7180, being the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on September 25, 2025.

(2) Amounts estimated based on current vacation pay outstanding and continuation of benefits for the applicable time period to be paid out.

In addition to the lump sum payment above, all EMX Shares and EMX Convertible Securities held by such EMX Executives will be treated in the same fashion under the Arrangement as the EMX Shares and EMX Convertible Securities held by other securityholders of EMX. See "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement - Ownership of EMX Shares and EMX Convertible Securities".

Insurance and Indemnification

Pursuant to the Arrangement Agreement, prior to the Effective Time, EMX will purchase customary "tail" insurance policies of directors' and officers' liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by EMX and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Elemental Altus will, or will cause EMX and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years after the Effective Date; provided that Elemental Altus shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that (i) the cost of such policies shall not exceed 250% of EMX's and its subsidiaries' current annual aggregate premium for directors' and officers' liability insurance policies currently maintained by EMX or its subsidiaries unless (ii) the cost of such policies is in excess of 250%, but in any event not in excess of 400%, of EMX's and its subsidiaries' current annual aggregate premium for directors' and officers' liability insurance policies currently maintained by EMX or its subsidiaries, in which case EMX shall reasonably consult with Elemental Altus before such policy is finalized.

Elemental Altus will, for a period of not less than six years after the Effective Date, directly honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of EMX and its subsidiaries and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect.

Expenses of the Arrangement

Pursuant to the Arrangement Agreement, subject to certain enumerated exceptions therein, all fees, costs and expenses of the Parties incurred in connection with the Arrangement are to be paid by the Party incurring such fees, costs or expenses. These include legal, accounting and certain financial advisor fees, and non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs related to obtaining required securityholder and court approvals. Assuming successful completion of the Arrangement, it is estimated that such costs and expenses related to the Arrangement to be incurred by EMX will be approximately $6.5 million.

EMX is required to pay to Elemental Altus up to C$2 million as an expense reimbursement if either Party terminates the Arrangement Agreement as a result of the EMX Securityholder Approval not being obtained at the Meeting, provided that such Party may not terminate for such reason if the failure to obtain the EMX Securityholder Approval has been principally caused by a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under the Arrangement Agreement.

Elemental Altus is required to pay to EMX up to C$2 million as an expense reimbursement if either Party terminates the Arrangement Agreement as a result of the Elemental Altus Shareholder Approval is not being obtained at the Elemental Altus Meeting, provided that such Party may not terminate for such reason if the failure to obtain the Elemental Altus Shareholder Approval has been principally caused by a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under the Arrangement Agreement.

Approval of Securityholders Required for the Arrangement

Pursuant to the Interim Order, the number of votes required to pass the Arrangement Resolution shall be: (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under MI 61-101. Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Securityholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. If the Arrangement Resolution is not approved by the Securityholders, the Arrangement will not be completed. See Appendix A to this Circular for the full text of the Arrangement Resolution. See also "Part VIII - General Proxy Matters - Procedure and Votes Required".

Elemental Altus Shareholder Approval Required

Pursuant to applicable Law, the number of votes required to obtain the Elemental Altus Shareholder Approval is (a) with respect to the Elemental Altus Financing Resolution, simple majority of votes cast at the Elemental Altus Meeting, excluding the votes cast by certain Elemental Altus Shareholders required to be excluded under MI 61-101; and (b) with respect to the Elemental Altus Control Person Resolution, a simple majority of votes cast at the Elemental Altus Meeting, excluding Elemental Altus Shares held or controlled by Tether and its associates and affiliates. If the Elemental Altus Shareholder Approval is not obtained by the Elemental Altus Shareholders, the Arrangement will not be completed, as the satisfaction of the conditions precedent to the Elemental Altus Financing is a condition precedent to the completion of the Arrangement.

The Elemental Altus Name Change Resolution is required to be approved by at least 66 2/3% of the cast by all Elemental Altus Shareholders present in person or represented by proxy and entitled to vote at the Elemental Altus Meeting. However, the approval of the Elemental Altus Name Change Resolution is not a condition precedent to the completion of the Arrangement.

Court Approvals

Interim Order

On September 29, 2025, the Court granted the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached as Appendix B to this Circular.

Final Order

The BCBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement and the Interim Order, and if the Arrangement Resolution is approved by Securityholders at the Meeting in the manner required by the Interim Order, EMX will apply to the Court for the Final Order.

Under the Arrangement Agreement, if the Interim Order is obtained and Securityholder Approval is received, EMX is required to apply for the Final Order as soon as reasonably practicable and in any event within five Business Days thereafter. The application for the Final Order approving the Arrangement is scheduled for November 7, 2025 at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard, at the Supreme Court of British Columbia, 800 Smithe Street, Vancouver, British Columbia V6Z 0C8. At the hearing, any Securityholder and any other interested party, including holders of EMX Convertible Securities, who wish to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon EMX on or before 4:00 p.m. (Vancouver time) on November 5, 2025, a Response to Petition, including their address for service, together with all materials on which he, she or it intends to rely at the application. The Response to Petition and supporting materials must be delivered, within the time specified, to Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, Attention: Jessica Lewis. See Appendix C to this Circular, "Petition and Notice of Hearing of Petition".

Each of the (i) Consideration Shares to be issued pursuant to the Arrangement in exchange for EMX Shares and (ii) Replacement Options to be issued pursuant to the Arrangement in exchange for EMX Options have not been and will not be registered under the U.S. Securities Act or any U.S. Securities Laws, and are being issued in reliance on the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from the registration requirements under applicable state U.S. Securities Laws. The Court has been advised that if the terms and conditions of the Arrangement and such issuance of Consideration Shares and Replacement Options are approved by the Court, EMX and Elemental Altus intend to rely upon the Final Order of the Court approving the Arrangement and such issuance of Consideration Shares and Replacement Options as a basis for the exemption from registration under the U.S. Securities Act of the issuance pursuant to the Arrangement of the Consideration Shares and Replacement Options. Therefore, subject to the additional requirements of Section 3(a)(10) of the U.S. Securities Act, should the Court make a Final Order approving the Arrangement and such issuance of the Consideration Shares and Replacement Options, such Consideration Shares and Replacement Options issued pursuant to the Arrangement will be exempt from the registration requirements under the U.S. Securities Act.

EMX has been advised by its counsel that the Court has broad discretion under the BCBCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the procedural and substantive fairness and the reasonableness of the Arrangement and such issuance of Consideration Shares and Replacement Options to the Securityholders and any other interested party as the Court determines appropriate, both from a substantive and a procedural point of view. The Court may approve the Arrangement and such issuance of Consideration Shares and Replacement Options, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, EMX and/or Elemental Altus may determine not to proceed with the Arrangement, in which case the Consideration Shares and Replacement Options will not be issued.

Right to Dissent

The following is only a summary of the Dissent Rights and the provisions of the BCBCA relating to a Dissenting Shareholder's dissent and appraisal rights in respect of the Arrangement Resolution (as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, as described below). Such summary is not a comprehensive statement of the procedures to be followed by a Dissenting Shareholder who seeks payment of the fair value of its EMX Shares and is qualified in its entirety by reference to the full text of Sections 237 to 247 of the BCBCA (which is attached as Appendix L to this Circular) as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court. It is recommended that any Registered Shareholder wishing to avail himself or herself of the Dissent Rights seek legal advice, as failure to strictly comply with the provisions of the BCBCA (as modified by the Plan of Arrangement, the Interim Order and any other order of the Court) may prejudice their Dissent Rights and result in the loss of all rights thereunder.

The statutory provisions dealing with the right of dissent are technical and complex. Any Dissenting Shareholders should seek independent legal advice, as failure to comply strictly with the procedures set forth in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, may result in the loss the Shareholder's Dissent Rights.

Pursuant to the Interim Order, each Registered Shareholder has Dissent Rights in respect of the Arrangement Resolution under Sections 237 through 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court. Any Registered Shareholder who duly and validly exercises such Dissent Rights, will be entitled, in the event the Arrangement becomes effective, to be paid by EMX the fair value of the EMX Shares held by such Dissenting Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted. Shareholders are cautioned that fair value could be determined to be less than the value of the Consideration payable pursuant to the terms of the Arrangement and that the proceeds of disposition received by a Dissenting Shareholder may be treated in a different, and potentially more adverse, manner under Canadian and United States federal income tax Laws than had such Shareholder exchanged their EMX Shares for the Consideration pursuant to the Arrangement and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Arrangement, is not an opinion as to, and does not otherwise address, "fair value" under Division 2 of Part 8 of the BCBCA. If a Shareholder dissents, there can be no assurance that the amount such Shareholder receives as fair value for its EMX Shares will be more than or equal to the Consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder's Dissent Shares.

Persons who have their EMX Shares registered in the name of an Intermediary, or in some other name, who wish to exercise Dissent Rights should be aware that only the registered owner of such EMX Shares is entitled to dissent. In many cases, EMX Shares beneficially owned by a Non-Registered Shareholder are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the EMX Shares; or (b) in the name of a depositary (such as CDS) of which the Intermediary is a participant. A Non-Registered Shareholder will not be entitled to exercise its Dissent Rights directly (unless the EMX Shares are re-registered in the Non-Registered Shareholder's name). A Non-Registered Shareholder that wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its EMX Shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered Shareholder's behalf (which, if the EMX Shares are registered in the name of CDS or other clearing agency, may require that such EMX Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such EMX Shares in the name of the Non-Registered Shareholder, in which case the Non-Registered Shareholder would be able to exercise the Dissent Rights directly. In addition, pursuant to Sections 237 to 247 of the BCBCA (which is attached as Appendix L to this Circular), as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, a Dissenting Shareholder may not exercise Dissent Rights in respect of only a portion of such Dissenting Shareholder's EMX Shares held on such Dissenting Shareholder's own behalf, but may dissent only with respect to all EMX Shares held by such Dissenting Shareholder on such Dissenting Shareholder's own behalf. If a Dissenting Shareholder is exercising Dissent Rights on behalf of a Non-Registered Shareholder, the Dissenting Shareholder may dissent only with respect to all EMX Shares beneficially owned by such Non-Registered Shareholder and registered in the Dissenting Shareholder's name.

The Dissent Procedures require that a Registered Shareholder who wishes to dissent must send a written notice of objection to the Arrangement Resolution to EMX (i) c/o Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8 (Attention: Jessica Lewis) and (ii) with a copy by email to jlewis@cassels.com, to be received by no later 5:00 p.m. (Vancouver time) on October 31, 2025 or, in the case of any adjourned or postponed Meeting, by no later than 5:00 p.m. (Vancouver time) on the day that is two Business Days prior to the new date of the Meeting, and must otherwise strictly comply with the Dissent Procedures described in this Circular. Failure to strictly comply with the Dissent Procedures may result in loss of the Dissent Rights. Any Shareholder wishing to exercise Dissent Rights should seek independent legal advice.

To exercise Dissent Rights, a Shareholder must dissent with respect to all EMX Shares of which it is the registered and beneficial owner. A Shareholder who wishes to dissent must deliver a written Notice of Dissent to EMX as set forth above and such Notice of Dissent must strictly comply with the requirements of Section 242 of the BCBCA as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court. Any failure by a Shareholder to fully comply with the provisions of the BCBCA, as modified by the Plan of Arrangement, the Interim Order, and any other order of the Court, may result in the loss of that holder's Dissent Rights. Non-Registered Shareholders who wish to exercise Dissent Rights must cause each Registered Shareholder holding their EMX Shares to deliver the Notice of Dissent, or, alternatively, make arrangements to become a Registered Shareholder.

To exercise Dissent Rights, a Registered Shareholder must prepare a separate Notice of Dissent for themselves, if dissenting on their own behalf, and for each other Non-Registered Shareholders who beneficially owns EMX Shares registered in the Registered Shareholder's name and on whose behalf the Registered Shareholder is dissenting; and must dissent with respect to all of the EMX Shares registered in their name or if dissenting on behalf of a Non-Registered Shareholder, with respect to all of the EMX Shares registered in their name and beneficially owned by the Non-Registered Shareholder on whose behalf the Registered Shareholder is dissenting. The Notice of Dissent must set out the number of EMX Shares in respect of which the Dissent Rights are being exercised (the "Notice Shares") and: (a) if such EMX Shares constitute all of the EMX Shares of which the Registered Shareholder is the registered and beneficial owner and the Registered Shareholder owns no other EMX Shares beneficially, a statement to that effect; (b) if such EMX Shares constitute all of the EMX Shares of which the Shareholder is both the registered and beneficial owner, but the Shareholder owns additional EMX Shares beneficially, a statement to that effect and the names of the Shareholders, the number of EMX Shares held by each such Shareholder and a statement that written notices of dissent are being or have been sent with respect to such other EMX Shares; or (c) if the Dissent Rights are being exercised by a Shareholder who is not the beneficial owner of such EMX Shares, a statement to that effect and the name of the Non-Registered Shareholder and a statement that the Shareholder is dissenting with respect to all EMX Shares of the Non-Registered Shareholder registered in such Registered Shareholder's name.

The delivery of a Notice of Dissent does not deprive a Shareholder of the right to vote at the Meeting on the Arrangement Resolution; however, a Shareholder is not entitled to exercise Dissent Rights with respect to any of his or her EMX Shares if the Shareholder votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution does not constitute a Notice of Dissent.

If the Arrangement Resolution is approved by the Shareholders, and EMX notifies a registered holder of Notice Shares of EMX's intention to act upon the Arrangement Resolution, such Shareholder, if he or she wishes to proceed with the dissent, must within one month after the date of such notice from EMX, send to EMX a written notice that such holder requires the purchase of all of the Notice Shares in respect of which such holder has given Notice of Dissent. Such written notice must be accompanied by the certificate or certificates representing those Notice Shares (including a written statement prepared in accordance with Section 244(2) of the BCBCA, as modified by the Plan of Arrangement, Interim Order, and any other order of the Court, if the dissent is being exercised by the Registered Shareholder on behalf of a Non-Registered Shareholder), whereupon, subject to the provisions of the BCBCA relating to the termination of Dissent Rights, the Registered Shareholder becomes a Dissenting Shareholder, and is bound to sell and EMX is bound to purchase those EMX Shares. Such Dissenting Shareholder may not vote, or exercise or assert any rights of a Shareholder in respect of such Notice Shares, other than the rights set forth in Sections 237 through 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court.

Dissenting Shareholders who duly exercise such rights of dissent and who:

(a) are ultimately determined to be entitled to be paid fair value from EMX for the Dissent Shares in respect of which they have exercised Dissent Rights, will be deemed to have irrevocably assigned and transferred such Dissent Shares to EMX, as provided in Section 3.1(a) of the Plan of Arrangement, in exchange for a debt claim against EMX in an amount determined in accordance with Article 4 of the Plan of Arrangement; or

(b) are ultimately not entitled, for any reason, to be paid fair value for the Dissent Shares in respect of which they have exercised Dissent Rights, will be deemed to have participated in the Arrangement on the same basis as a Shareholder who has not exercised Dissent Rights, as at and from the time specified in Section 3.1(c) of the Plan of Arrangement and be entitled to receive only the Consideration.

In no case will EMX or Elemental Altus or any other person be required to recognize Dissenting Shareholders as holders of EMX Shares at or after the Effective Time, and as of the Effective Time, the names of each Dissenting Shareholder will be removed from the register of Shareholders in respect of the EMX Shares.

If a Dissenting Shareholder is ultimately entitled to be paid by EMX for their Dissent Shares, such Dissenting Shareholder may enter into an agreement with EMX for the fair value of such Dissent Shares. Otherwise, such Dissenting Shareholder, or EMX, may apply to the Court, and the Court may determine the payout value of the Dissent Shares and make consequential orders and give directions as the Court considers appropriate. There is no obligation on EMX to make an application to the Court. The Dissenting Shareholder will be entitled to receive the fair value that the EMX Shares had as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution is adopted at the Meeting. After a determination of the fair value of the Dissent Shares, EMX must then promptly pay that amount to the Dissenting Shareholder.

In no circumstances will Elemental Altus, EMX or any other person be required to recognize a person as a Dissenting Shareholder: (a) unless such person is the registered holder of the EMX Shares in respect of which Dissent Rights are purported to be exercised immediately prior to the Effective Time; (b) has exercised his, her or its Dissent Rights in strict compliance with the procedures set out in Sections 237 to 247 of the BCBCA, as may be modified by the Interim Order, and any other order of the Court and Section 4.1 of the Plan of Arrangement, and has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights. Holders of EMX Convertible Securities will not be entitled to exercise Dissent Rights in respect of EMX Convertible Securities.

Dissent Rights with respect to Notice Shares will terminate and cease to apply to the Dissenting Shareholder if, before full payment is made for the Notice Shares, the Arrangement in respect of which the Notice of Dissent was sent is abandoned or by its terms will not proceed, a court permanently enjoins or sets aside the corporate action approved by the Arrangement Resolution, or the Dissenting Shareholder withdraws the Notice of Dissent with EMX's written consent. If any of these events occur, EMX must return the share certificate(s) or DRS statement representing the EMX Shares to the Dissenting Shareholder and the Dissenting Shareholder regains the ability to vote and exercise its rights as a Shareholder.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A Shareholder who intends to exercise Dissent Rights must strictly adhere to the procedures established in Sections 237 to 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court, and failure to do so may result in the loss of that holder's Dissent Rights.

Each Shareholder wishing to avail themselves of the Dissent Rights should carefully consider and comply with Sections 237 through 247 of the BCBCA, as modified by the Plan of Arrangement, the Interim Order (which are attached to this Circular as Appendices L, D and B, respectively) and any other order of the Court, and seek their own legal advice.

The Arrangement Agreement provides that it is a condition to the obligations of Elemental Altus that holders of no more than 5% of the issued and outstanding EMX Shares shall have exercised Dissent Rights in respect of the Arrangement Resolution. See "Part II - The Arrangement Agreement - Conditions to the Arrangement Becoming Effective" below.

Stock Exchange Listing Approvals and Delisting Matters

EMX is a reporting issuer under the Canadian Securities Laws in British Columbia and Alberta, and is a foreign private issuer (as such term is defined under Rule 405 under the U.S. Securities Act and Rule 3b-4 under the U.S. Exchange Act) under U.S. Securities Laws. The EMX Shares are listed and posted for trading on the TSX-V and the NYSE American in the United States under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". On September 4, 2025, the last trading day on which the EMX Shares traded prior to the announcement of the Arrangement Agreement, the closing price of the EMX Shares on the TSX-V was C$5.27 and on the NYSE American was US$3.82. On September 25, 2025, the closing price of the EMX Shares on the TSX-V was C$6.36 and on the NYSE American was US$4.59.

Elemental Altus is a reporting issuer under the Canadian Securities Laws in all of the provinces and territories of Canada. The Elemental Altus Shares are listed and posted for trading on the TSX-V under the symbol "ELE" and quoted on the OTCQX under the symbol "ELEMF". Elemental Altus is pursuing a listing on a U.S. Exchange prior to the closing of the Arrangement. On September 4, 2025, the last trading day on which the Elemental Altus Shares traded prior to the announcement of the Arrangement Agreement, the closing price of the Elemental Altus Shares on the TSX-V was C$20.50 and on the OTCQX was US$14.99 (on a post-Consolidation basis assuming the Consolidation had occurred as of September 4, 2025). On September 25, 2025, the closing price of the Elemental Altus Shares on the TSX-V was C$22.88 and on the OTCQX was US$16.39.

Following the Effective Date, the EMX Shares are expected to be delisted from the TSX-V and the NYSE American and EMX expects that Elemental Altus will apply to the applicable Canadian Securities Authorities to have EMX cease to be a reporting issuer. The TSX-V has conditionally approved the Arrangement and the delisting of the EMX Shares, subject to filing certain documents with the TSX-V. For information with respect to the trading history of the EMX Shares, see Appendix I to this Circular, "Information Concerning EMX."

It is a condition to completion of the Arrangement that the TSX-V and a U.S. Exchange shall have conditionally approved or authorized the listing, subject only to satisfaction of the customary listing conditions, of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants. Accordingly, Elemental Altus has applied to obtain the conditional approval of the listing of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants for trading on the TSX-V. Elemental Altus has informed EMX that it has applied for the approval of the listing of the Elemental Altus Shares (including the Consideration Shares and the Elemental Altus Shares issuable upon the exercise of the Replacement Options and EMX Warrants) on NASDAQ, however such listing will be subject to Elemental Altus satisfying the initial listing conditions of NASDAQ with respect to the listing of such Elemental Altus Shares. The TSX-V has conditionally approved the listing of the Elemental Altus Shares to be issued under the Arrangement and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants, subject to filing certain documents following the closing of the Arrangement.

Regulatory Matters

Swedish FDI Approval

Under the Swedish FDI Act, there are certain activities which trigger the obligation of investors to notify the Swedish Inspectorate of Strategic Products and obtain Swedish FDI Approval for transactions before they are consummated.

The Arrangement Agreement contemplates that the Parties shall reasonably cooperate, acting in good faith, to determine whether it is necessary or advisable to obtain the Swedish FDI Approval in respect of the transactions contemplated by this Agreement, and, if the Parties determine that the Swedish FDI Approval is necessary or advisable, Acquireco and Elemental shall, within ten Business Days of the date of such determination, submit a notification to the Swedish Inspectorate of Strategic Products and Acquireco and Elemental will use commercially reasonable efforts to ensure that such notification is complete on the day of submission.

The Parties have concluded, in light of the pre-closing divestiture by EMX's Swedish subsidiaries of certain licenses and the sale of certain of EMX's Swedish subsidiaries, that it is not necessary to obtain the Swedish FDI Approval in respect of the transactions contemplated by this Agreement.

Securities Law Matters

Canada

Reporting Issuer Status

EMX is a reporting issuer under the Canadian Securities Laws in British Columbia and Alberta. The EMX Shares are currently listed and posted for trading on the TSX-V and the NYSE American in the United States under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". If the Arrangement is completed, EMX will, indirectly through an amalgamation of EMX with Acquireco, become a wholly-owned subsidiary of Elemental Altus on the Effective Date. Following the Effective Date, the EMX Shares are expected to be delisted from the TSX-V and the NYSE American and EMX expects that Elemental Altus will apply to the applicable Canadian Securities Authorities to have EMX cease to be a reporting issuer.

Elemental Altus is a reporting issuer in each of the provinces and territories of Canada. The Elemental Altus Shares are listed and posted for trading on the TSX-V under the symbol "ELE" and quoted on the OTCQX under the symbol "ELEMF".

Distribution and Resale of Consideration Shares

The distribution of the Consideration Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian Securities Laws and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. The Consideration Shares issued pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces and territories of Canada provided that: (i) the trade is not a "control distribution" as defined in NI 45-102, (ii) no unusual effort is made to prepare the market or to create a demand for Elemental Altus Shares, (iii) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (iv) if the selling securityholder is an insider or officer of Elemental Altus, the selling securityholder has no reasonable grounds to believe that Elemental Altus is in default of applicable Canadian Securities Laws.

MI 61-101

As a reporting issuer under Canadian Securities Laws, EMX is subject to the requirements of MI 61-101. MI 61-101 regulates insider bids, issuer bids, business combinations and related party transactions to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, approval by a majority of securityholders, excluding interested parties or related parties and their respective joint actors and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

As previously described in this Circular, all of the issued and outstanding EMX Shares will be exchanged for Elemental Altus Shares under the terms of the Plan of Arrangement. Unless certain exceptions apply, the Arrangement would be considered a "business combination" in respect of EMX pursuant to MI 61-101 since the interest of a holder of a EMX Share may be terminated without the holder's consent. Accordingly, unless no related party of EMX is entitled to receive a "collateral benefit" in connection with the Arrangement, the transaction would be considered a "business combination" and subject to minority approval requirements at the Meeting (each as defined in MI 61-101).

If "minority approval" is required, MI 61-101 requires that, in addition to the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting, the Arrangement Resolution would also require the approval of a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast in respect of EMX Shares held by "interested parties", which includes "related parties" who receive a "collateral benefit" (as such terms are defined in MI 61-101) as a consequence of the transaction.

MI 61-101 excludes from the meaning of "collateral benefit" certain benefits to a related party that are received solely in connection with the related party's service as an employee, director or consultant of the issuer, of an affiliated entity of the issuer or of a successor to the business of the issuer where: (a) the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the consideration paid to the related party for securities relinquished under the transactions; (b) the benefit is not, by its terms, conditional on the related party supporting the transaction in any manner; (c) full particulars of the benefit are disclosed in the disclosure document for the transaction; and (d) either (i) the related party and their associated entities beneficially owns, or exercises control or direction over, less than 1% of each class of the outstanding securities of the issuer (the "1% Test"), or (ii) the related party discloses to an independent committee of the issuer the amount of the consideration that they expect to be beneficially entitled to receive, under the terms of the transaction, in exchange for the equity securities they beneficially own and the independent committee acting in good faith determines that the value of the benefit, net of any offsetting costs to the related party, is less than 5% of the value of the consideration the related party will receive pursuant to the terms of the transaction for the equity securities it beneficially owns, and the independent committee's determination is disclosed in the disclosure document for the transaction (the "5% Test").

In connection with the Arrangement, the outstanding EMX Convertible Securities will be treated as set forth under "Part I - The Arrangement - Effect of the Arrangement - Effect on EMX Options" and "Part I - The Arrangement - Effect of the Arrangement - Other EMX Convertible Securities" in this Circular, and certain officers of EMX are entitled to certain rights upon and/or following a change of control as set forth under "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement" in this Circular, and EMX has considered whether any of these matters may constitute a "collateral benefit" for purposes of MI 61-101 such that the Arrangement would therefore constitute a "business combination" under MI 61-101.

The Board has determined that the aforementioned benefits and payments, other than with respect to each of (a) David Cole, Director, President and Chief Executive Officer; (b) Michael Winn, Executive Chairman; (c) Eric P. Jensen, General Manager of Exploration; and (d) David Johnson, Chief Geologist, fall within an exception to the definition of "collateral benefit" for the purposes of MI 61-101, since the benefits are received solely in connection with their services as an employee or director of EMX or of any affiliated entities of EMX, and satisfy the requirements of the 1% Test.

As of the date of this Circular, David Cole beneficially owned, directly or indirectly, 2,732,091 EMX Shares, 598,000 EMX Options and 325,000 EMX RSUs. Such EMX Options and EMX RSUs provide for the issuance of up to 923,000 EMX Shares upon the vesting and exercise or settlement thereof. As such, David Cole holds a total of 3,655,091 EMX securities (representing approximately 2.51% of the outstanding EMX Shares on a non-diluted basis and 3.33% of the EMX Shares on a partially diluted basis) for the purpose of the 1% Test. In connection with the completion of the Arrangement, David Cole will be entitled to receive benefits and/or payments on account of his EMX Options and EMX RSUs. In addition, David Cole is expected to become an officer of Elemental Altus effective upon the completion of the Arrangement. EMX has determined it may not rely on the 5% Test with respect to the benefit that will be received by David Cole, as the value of the benefit David Cole will receive as a result of the Arrangement, net of any offsetting costs to David Cole, is not less than 5% of the value of the amount of consideration that David Cole expects to be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the EMX Shares beneficially owned by David Cole.

As of the date of this Circular, Michael Winn beneficially owned, directly or indirectly, 1,668,641 EMX Shares, 548,000 EMX Options and 325,000 EMX RSUs. Such EMX Options and EMX RSUs provide for the issuance of up to 873,000 EMX Shares upon the vesting and exercise or settlement thereof. As such, Michael Winn holds a total of 2,541,641 EMX securities (representing approximately 1.53% of the outstanding EMX Shares on a non-diluted basis and 2.31% of the EMX Shares on a partially diluted basis) for the purpose of the 1% Test. In connection with the completion of the Arrangement, Michael Winn will be entitled to receive benefits and/or payments on account of his EMX Options and EMX RSUs and change of control under his employment agreement. EMX has determined it may not rely on the 5% Test with respect to the benefit that will be received by Michael Winn, as the value of the benefit Michael Winn will receive as a result of the Arrangement, net of any offsetting costs to Michael Winn, is not less than 5% of the value of the amount of consideration that Michael Winn expects to be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the EMX Shares beneficially owned by Michael Winn.

As of the date of this Circular, Eric P. Jensen beneficially owned, directly or indirectly, 1,052,000 EMX Shares, 450,000 EMX Options and 250,000 EMX RSUs. Such EMX Options and EMX RSUs provide for the issuance of up to 700,000 EMX Shares upon the vesting and exercise or settlement thereof. As such, Eric P. Jensen holds a total of 1,752,000 EMX securities (representing approximately 0.97% of the outstanding EMX Shares on a non-diluted basis and 1.60% of the EMX Shares on a partially diluted basis) for the purpose of the 1% Test. In connection with the completion of the Arrangement, Eric P. Jensen will be entitled to receive benefits and/or payments on account of his EMX Options and EMX RSUs. EMX has determined it may not rely on the 5% Test with respect to the benefit that will be received by Eric P. Jensen, as the value of the benefit Eric P. Jensen will receive as a result of the Arrangement, net of any offsetting costs to Eric P. Jensen, is not less than 5% of the value of the amount of consideration that Eric P. Jensen expects to be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the EMX Shares beneficially owned by Eric P. Jensen.

As of the date of this Circular, David Johnson beneficially owned, directly or indirectly, 1,026,294 EMX Shares, 450,000 EMX Options and 250,000 EMX RSUs. Such EMX Options and EMX RSUs provide for the issuance of up to 700,000 EMX Shares upon the vesting and exercise or settlement thereof. As such, David Johnson holds a total of 1,726,294 EMX securities (representing approximately 0.94% of the outstanding EMX Shares on a non-diluted basis and 1.57% of the EMX Shares on a partially diluted basis) for the purpose of the 1% Test. In connection with the completion of the Arrangement, David Johnson will be entitled to receive benefits and/or payments on account of his EMX Options and EMX RSUs. EMX has determined it may not rely on the 5% Test with respect to the benefit that will be received by David Johnson, as the value of the benefit David Johnson will receive as a result of the Arrangement, net of any offsetting costs to David Johnson, is not less than 5% of the value of the amount of consideration that David Johnson expects to be beneficially entitled to receive, under the terms of the Arrangement, in exchange for the EMX Shares beneficially owned by David Johnson.

As a result, such benefits may constitute a "collateral benefit" in connection with the Arrangement and, accordingly, the Arrangement may be a "business combination" necessitating "minority approval" under MI 61-101, comprised of a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by any shareholder required to be excluded pursuant to Section 8.1 of MI 61-101. EMX will treat all votes cast at the Meeting in respect of EMX Shares held, directly or indirectly, by David Cole, Michael Winn, Eric P. Jensen and David Johnson as excluded votes for the purposes of "minority approval" and MI 61-101.

As a result of the foregoing and the provisions of MI 61-101, the Arrangement Resolution must be approved by (i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting; (ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and (iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding (in respect of (iii) only) votes cast by David Cole, Michael Winn, Eric P. Jensen and David Johnson. As of September 25, 2025, being the Record Date for the Meeting, David Cole, Michael Winn, Eric P. Jensen and David Johnson held an aggregate of 6,479,026 EMX Shares.

No formal valuation under MI 61-101 is required to be obtained by EMX in connection with the Arrangement as no interested party (as defined in MI 61-101) would, as a consequence of the Arrangement, directly or indirectly acquire EMX or the business of EMX, or combine with EMX, through an amalgamation, arrangement or otherwise, whether alone or with joint actors.

Except as described in this Circular, EMX has not received any bona fide prior offer that relates to the subject matter of or is otherwise relevant to the Arrangement during the 24 months before the date of the Arrangement Agreement.

United States

Each of the (i) Consideration Shares to be issued pursuant to the Arrangement in exchange for EMX Shares and (ii) Replacement Options to be issued pursuant to the Arrangement in exchange for EMX Options have not been and will not be registered under the U.S. Securities Act or any other U.S. Securities Laws, and are being issued in reliance upon the Section 3(a)(10) Exemption on the basis of the approval of the Court, and similar exemptions from the registration requirements under applicable state U.S. Securities Laws. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any securities issued in exchange for one or more bona fide outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, that is expressly authorized by Law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of such issuance and exchange at which all persons to whom it is proposed to issue the securities have the right to appear and receive timely and adequate notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement and such issuance of Consideration Shares and Replacement Options will be considered. The Court has been advised that if the terms and conditions of the Arrangement and such issuance of Consideration Shares and Replacement Options are approved by the Court, EMX and Elemental Altus intend to rely upon the Final Order of the Court approving the Arrangement and such issuance of Consideration Shares and Replacement Options as a basis for the exemption from registration under the U.S. Securities Act of the Consideration Shares and Replacement Options to be issued pursuant to the Arrangement. Therefore, subject to the additional requirements of Section 3(a)(10) of the U.S. Securities Act, should the Court make a Final Order approving the Arrangement and such issuance of Consideration Shares and Replacement Options, such Consideration Shares and Replacement Options issued pursuant to the Arrangement will be exempt from registration under the U.S. Securities Act. The Court granted the Interim Order on September 29, 2025, and, subject to the approval of the Arrangement by Securityholders and satisfaction of certain other conditions, a hearing in respect of the Final Order is expected to be held on November 7, 2025 by the Court. All persons who will receive Consideration Shares or Replacement Options in the Arrangement are entitled to appear and be heard at this hearing, provided they satisfy the applicable conditions set forth in the Interim Order. See "Part I - The Arrangement - Court Approvals".

The exemption pursuant to Section 3(a)(10) of the U.S. Securities Act will not be available for the issuance of any Elemental Altus Shares that are issuable upon exercise of the Replacement Options or the EMX Warrants. Therefore, the Replacement Options and EMX Warrants may not be exercised or converted in the United States or by or for the account or benefit of a U.S. person, nor may Elemental Altus Shares be issued upon such exercise or conversion, unless pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable state U.S. Securities Laws (in which case they will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act), or following registration under such Laws. Elemental Altus has agreed that, on or as promptly as practicable following the Effective Date, it will file one or more registration statements on Form S-8 with the SEC to register the issuance of Elemental Shares upon exercise of the EMX Replacement Options from time to time after the Effective Time. Elemental Altus has no present intention to register under the U.S. Securities Act the Elemental Altus Shares issuable upon exercise of the EMX Warrants and no assurance can be made that Elemental Altus will register, or has taken effective steps to register, such Elemental Altus Shares in the future.

Elemental Altus has applied to list the Consideration Shares issuable pursuant to the Arrangement and the Elemental Altus Shares issuable upon the exercise of the Replacement Options and EMX Warrants on the TSX-V. Elemental Altus has informed EMX that it has applied for the approval of the listing of the Elemental Altus Shares (including the Consideration Shares and the Elemental Altus Shares issuable upon the exercise of the Replacement Options and EMX Warrants) on NASDAQ, subject to Elemental Altus satisfying the initial listing conditions of NASDAQ. The TSX-V has conditionally approved the listing of the Elemental Altus Shares to be issued under the Arrangement and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants, subject to filing certain documents following the closing of the Arrangement.

The Consideration Shares issuable pursuant to the Arrangement and Elemental Altus Shares issuable upon exercise of Replacement Options following registration on Form S-8, will be, upon completion of the Arrangement, freely tradeable under the U.S. Securities Act, except by persons who are "affiliates" (within the meaning of Rule 144) of Elemental Altus at such time or were affiliates of Elemental Altus within 90 days before such time. The determination of an "affiliate" depends on the relevant facts and circumstances. Persons who may be deemed to be "affiliates" of an issuer (e.g., Elemental Altus) generally include individuals or entities that directly or indirectly control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as certain major shareholders of the issuer.

Any resale of such Consideration Shares by such an "affiliate" (or were "affiliates" of Elemental Altus within 90 days prior to the Effective Date) will be subject to the registration requirements of the U.S. Securities Act, absent an exemption or exclusion therefrom. Subject to certain limitations, such "affiliates" (and former "affiliates") may immediately resell Consideration Shares outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. If available, such "affiliates" (and former "affiliates") may also resell such Consideration Shares pursuant to, and in accordance with, Rule 144 under the U.S. Securities Act.

Resales by Affiliates Pursuant to Rule 144

In general, under Rule 144 under the U.S. Securities Act, persons who are affiliates of Elemental Altus after the Effective Date (or were affiliates of Elemental Altus within 90 days prior to the Effective Date) may sell, the Consideration Shares they receive in connection with the Arrangement, provided that the number of such securities sold, together with all other shares of the same class sold for their account, during any three-month period, does not exceed the greater of (i) 1% of the then-outstanding shares of the same class (the "1% Alternative") or (ii) if such class is listed on a U.S. national securities exchange, the average reported weekly trading volume during the four calendar weeks preceding the filing of the notice of sale on Form 144 (the "4 Week Alternative"), and subject to specified requirements on (for equity securities) manner of sale, electronic filing requirements, aggregation rules (including sales by certain related persons) and the availability of "adequate current public information." For so long as Elemental Altus is not listed on a U.S. national securities exchange, only the 1% Alternative is available for sales in the United States. After Elemental Altus has been a U.S. reporting company for at least 90 days and is a U.S. reporting issuer that is current in its SEC filings, Consideration Shares they receive in connection with the Arrangement may be sold either under the 1% Alternative or under the 4 Week Alternative and in compliance with the other requirements set forth in Rule 144, including filing a Form 144 electronically before placing any order to sell.

Resales by Affiliates Pursuant to Regulation S

In general, under Regulation S under the U.S. Securities Act, persons who are affiliates of Elemental Altus following the Effective Date (or were affiliates of Elemental Altus within 90 days prior to the Effective Date) solely by virtue of their status as an officer or director of Elemental Altus may sell their Consideration Shares outside the United States in an "offshore transaction" (within the meaning of Rule 902(h) of Regulation S) if neither the seller, an affiliate of the seller nor any person acting on any of their behalf engages in "directed selling efforts" in the United States and provided that no selling commission, fee or other remuneration is paid in connection with such sale other than the usual and customary broker's commission that would be received by a person executing such transaction as agent. For purposes of Regulation S, "directed selling efforts" means "any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered". Also, under Regulation S, subject to certain exceptions contained in Regulation S, an "offshore transaction" is a transaction in which the offer of the applicable securities is not made to a person in the United States, and either (a) at the time the buy order is originated, the buyer is outside the United States or the seller reasonably believes that the buyer is outside of the United States, or (b) the transaction, which has not been pre-arranged with a buyer in the United States, is executed in, on or through the facilities of a designated offshore securities market (which would include a sale on the TSX-V). Certain additional restrictions, set forth in Rule 903 of Regulation S, are applicable to sales outside the United States and to "U.S. persons" (as such term is defined in Regulation S) by a holder of Consideration Shares who is an affiliate of Elemental Altus upon completion of the Arrangement (or was an affiliate of Elemental Altus within 90 days prior to such time) other than solely by virtue of their status as an officer or director of Elemental Altus.

Exercise of Replacement Options and EMX Warrants

Each Replacement Option (whether vested or unvested) shall remain outstanding in accordance with the terms of the EMX Option Plan, and following the Effective Time, upon exercise of such Replacement Option, such Replacement Option shall entitle the holder to receive, pursuant to the terms of the Replacement Option and in accordance with the terms of the EMX Option Plan, such number of Elemental Altus Shares as set forth under the terms of the Plan of Arrangement. The Section 3(a)(10) Exemption does not exempt the issuance of securities upon the exercise of the Replacement Options or EMX Warrants. As a result, the Replacement Options and EMX Warrants may not be exercised in the United States or by or for the account or benefit of a U.S. person, nor may Elemental Altus Shares be issued upon such exercise, unless pursuant to an available exemption from the registration requirements of the U.S. Securities Act and applicable state U.S. Securities Laws or pursuant to a registration under such U.S. Securities Laws. Elemental Altus has agreed that, on or as promptly as practicable following the Effective Date, it will file one or more registration statements on Form S-8 with the SEC to register the issuance of Elemental Shares upon exercise of the EMX Replacement Options from time to time after the Effective Time. Prior to the issuance of any Elemental Altus Shares pursuant to any such exercise of EMX Warrants after the Effective Time, if any, Elemental Altus may require evidence reasonably satisfactory to Elemental Altus to the effect that the issuance of such Elemental Altus Shares does not require registration under the U.S. Securities Act or applicable state U.S. Securities Laws.

Elemental Altus Shares received upon exercise of the Replacement Options (unless and until such Elemental Altus Shares have been registered on Form S-8) and EMX Warrants after the Effective Time, if any, by holders in the United States will, subject to certain exceptions, be "restricted securities", as such term is defined in Rule 144(a)(3) under the U.S. Securities Act, and may not be resold unless such securities are registered under the U.S. Securities Act and all applicable state U.S. Securities Laws or unless an exemption from such registration requirements is available. Subject to certain limitations as noted above and as set forth in the U.S. Securities Laws, the Elemental Altus Shares issuable upon the exercise of Replacement Options and EMX Warrants may be resold outside the United States without registration under the U.S. Securities Act pursuant to Regulation S in an "offshore transaction" (within the meaning of Rule 902(h) of Regulation S) or within the United States subject to an available exemption from the registration requirements under the U.S. Securities Act.

The foregoing discussion is only a general overview of certain requirements of  U.S. Securities Laws applicable to the resale of Consideration Shares received upon completion of the Arrangement or the exercise of Replacement Options and EMX Warrants or the resale of the Elemental Altus Shares to be received upon such exercise. All holders of such securities are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.

PART II -  THE ARRANGEMENT AGREEMENT

The Arrangement Agreement

The following summarizes the material provisions of the Arrangement Agreement. This summary may not contain all of the information about the Arrangement Agreement that is important to Securityholders. The rights and obligations of the Parties are governed by the express terms and conditions of the Arrangement Agreement and not by this summary or any other information contained in this Circular. This summary is qualified in its entirety by reference to the Arrangement Agreement, which is incorporated by reference herein and has been filed by EMX on its SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov. Capitalized terms not expressly defined in this Circular have the meanings ascribed thereto in the Arrangement Agreement.

In reviewing the Arrangement Agreement and this summary, please remember that this summary has been included to provide Securityholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about EMX, Elemental Altus, Acquireco or any of their respective subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of the Parties to the Arrangement Agreement, which are summarized below. These representations and warranties have been made solely for the benefit of the other Parties to the Arrangement Agreement and:

  were not intended as statements of fact, but rather as a way of allocating the risk to one of the Parties if those statements prove to be inaccurate;

  have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

  may apply standards of materiality in a way that is different from what may be viewed as material by Elemental Altus Shareholders or other investors or are qualified by reference to a Material Adverse Effect, or in the case of EMX, by the EMX Disclosure Letter and, in the case of Elemental Altus, by the Elemental Altus Disclosure Letter.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read alone, but instead should be read together with the information provided elsewhere in this Circular and in the documents incorporated by reference into this Circular.

Effective Date and Conditions of Arrangement

If the Elemental Altus Shareholder Approval and Securityholder Approval are obtained, the Final Order of the Court is obtained approving the Arrangement and all other conditions to the Arrangement Agreement are satisfied or waived, the Arrangement will become effective at 12:01 a.m. (Vancouver time) on the Effective Date. It is currently expected that the Effective Date will occur in the fourth quarter, 2025.

Resulting Board of Directors and Management and New Name

As of the Effective Time and subject to applicable Law, the board of directors of the Combined Company will be led by Juan Sartori, and that the board of directors will be comprised of five directors, comprised of three current directors of Elemental Altus elected at the Meeting, being Juan Sartori, Ravi Sood and Simon Vumbaca, and two directors from EMX, being David Cole and Sunny Lowe, to be appointed by Elemental Altus upon completion of the Arrangement. Juan Sartori shall be appointed as Executive Chairman, David Cole shall be appointed as Chief Executive Officer, Frederick Bell shall be appointed as President and Chief Operating Officer, Stefan Wenger shall be appointed as Chief Financial Officer and David Baker shall be appointed as Chief Investment Officer of Elemental Altus. As of the Effective Time, the name of Elemental Altus shall be "Elemental Royalty Corp."

Representations and Warranties

The Arrangement Agreement contains representations and warranties made by each Party to the other Party. Those representations and warranties were made solely for purposes of the Arrangement Agreement and may be subject to important qualifications, limitations and exceptions agreed to by the Parties in connection with negotiating its terms and as set out in certain disclosure delivered in connection with the Arrangement Agreement. In particular, some of the representations and warranties are subject to a contractual standard of materiality or Material Adverse Effect different from that generally applicable to public disclosure, or are used for the purpose of allocating risk between the Parties to the Arrangement Agreement. For the foregoing reasons, readers should not rely on the representations and warranties contained in the Arrangement Agreement as statements of factual information at the time they were made or otherwise.

The representations and warranties provided by Elemental Altus and Acquireco in favour of EMX relate to, among other things, organization and qualification; authority relative to the Arrangement Agreement; no conflict, default or consent; governmental authorizations; material subsidiaries; compliance with Laws; litigation; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status and stock exchange compliance; reports; financial statements; undisclosed liabilities, interest in properties; material royalty and stream interests; no defaults under leases and agreements; technical matters; royalties and rentals paid; environmental matters; intellectual property; employment matters; absence of certain change or events; Taxes; books and records; insurance; non-arm's length transactions; benefit plans; restrictions on business activities; material contracts; anti-corruption; sanctions; NGOs and community groups; Investment Canada Act; FATA; and brokers and expenses.

The representations and warranties provided by EMX in favour of Elemental Altus relate to, among other things, organization and qualification; authority relative to the Arrangement Agreement; no conflict, default or consent; governmental authorizations; material subsidiaries; compliance with Laws; litigation; authorizations; capitalization and listing; shareholder and similar agreements; reporting issuer status and stock exchange compliance; reports; financial statements; indebtedness and prepayment; undisclosed liabilities, interest in properties; material royalty and stream interests; no defaults under leases and agreements; technical matters; royalties and rentals paid; environmental matters; intellectual property; employment matters; absence of certain change or events; Taxes; books and records; insurance; non-arm's length transactions; benefit plans; restrictions on business activities; material contracts; anti-corruption; sanctions; NGOs and community groups; brokers and expenses; fairness opinions; and certain regulatory matters.

Covenants

In the Arrangement Agreement, each of EMX and Elemental Altus has agreed to certain covenants, including customary positive and negative covenants relating to conducting their respective businesses, and using commercially reasonable efforts to satisfy conditions precedent to their respective obligations under the Arrangement Agreement. In addition, each of EMX and Elemental Altus agreed to certain covenants in relation to the preparation of this Circular and the Elemental Altus Circular as well as the convening and conducting of the Meeting and the Elemental Altus Meeting, respectively.

Covenants of EMX Regarding the Conduct of Business

EMX has made certain covenants to Elemental Altus, including that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement (including, for certainty, a Pre-Closing Reorganization) or the Plan of Arrangement or as set out in the EMX Disclosure Letter (which, for greater certainty, do not require the consent of Elemental Altus or Acquireco), as required by applicable Laws or any Governmental Entities, or as consented to by Elemental Altus in writing (such consent not to be unreasonably withheld or delayed), EMX shall, and shall cause each of its Material Subsidiaries to:

(a) except as disclosed in the EMX Disclosure Letter, conduct its business and affairs and maintain its assets, properties and facilities, in the ordinary course of business consistent with past practice and in accordance, in all material respects, with applicable Laws;

(b) except as disclosed in the EMX Disclosure Letter, use commercially reasonable efforts to (i) maintain and preserve in all material respects its present business organization, assets, authorizations and goodwill, (ii) keep available the services of its officers and Employees as a group and (iii) preserve the current material relationships with suppliers, distributors, Employees, Independent Contractors, customers and others having business relationships with it; and

(c) keep Elemental Altus reasonably informed as to material decisions or actions made or required to be made with respect to, and material developments relating to, the operation of its businesses, provided that such disclosure is not otherwise restricted by reason of confidentiality owed to another person or prohibited by applicable Law or is in respect of competitively sensitive information.

Without limiting the generality of the foregoing, EMX has also covenanted to Elemental Altus and agreed that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required by Law, required, provided or permitted by the Arrangement Agreement (including, for certainty, a Pre-Closing Reorganization) or the Plan of Arrangement or as set out in the EMX Disclosure Letter (which, for greater certainty, do not require the consent of Elemental Altus or Acquireco), EMX shall not, nor shall it permit any of its Material Subsidiaries to, directly or indirectly, without the prior written consent of Elemental Altus (which consent shall not be unreasonably withheld or delayed):

(a) amend, restate, rescind, alter, enact or adopt all or any portion of any of the Constating Documents of EMX or any of its Material Subsidiaries;

(b) issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any securities of or any securities convertible into securities of EMX (other than in connection with the exercise, redemption or conversion, in accordance with their respective terms, of outstanding EMX Convertible Securities, and other than in as disclosed in the EMX Disclosure Letter) or amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any outstanding securities of EMX or right that is linked in any way to the price of any securities of EMX;

(c) split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of its shares or undertake or propose to undertake any other capital reorganization or change in its common shares, any other of its securities or its share capital;

(d) reduce the stated capital of any of its securities;

(e) make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, or purchase, redeem, repurchase or otherwise acquire, any securities of EMX or any of its Material Subsidiaries, other than pursuant to the settlement of any EMX Convertible Securities that are outstanding as of the date of the Arrangement Agreement in accordance with their terms;

(f) except as disclosed in the EMX Disclosure Letter, reorganize, amalgamate or merge EMX or any of its Material Subsidiaries with any other person;

(g) adopt a plan of liquidation or resolutions providing for the winding-up, liquidation, dissolution, restructuring, recapitalization or other reorganization of EMX or any of its Material Subsidiaries, or file a petition in bankruptcy under any applicable Law on behalf of EMX or any of its Material Subsidiaries, or consent to the filing of any bankruptcy petition against EMX or any of its Material Subsidiaries;

(h) except as disclosed in the EMX Disclosure Letter and for EMX Permitted Liens, sell, pledge, lease, license, mortgage, encumber or otherwise dispose of, or permit any of EMX or its Material Subsidiaries to sell, pledge, lease, license, mortgage, encumber or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(i) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities in, transfers or purchases of, or contributions of capital in respect of, any property or assets of any other person for an acquisition cost of greater than $1,000,000, and excluding investments in money market or equivalent low risk, short-term government-backed and/or commercial bank financial instruments or securities and investments in subsidiaries;

(j) make any capital expenditures or commitments, other than in the ordinary course of business consistent with past practice, as authorized in the current budget of EMX;

(k) make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(l) make, rescind or amend any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, or materially change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(m) take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(n) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(o) fail to pay or cause to be paid all accounts and invoices when due, in any way related to the business, operations and assets of EMX or any of its subsidiaries, in each case in the ordinary course of business, consistent with past practice;

(p) except as disclosed in the EMX Disclosure Letter, pay, discharge or satisfy any material claims, liabilities or obligations other than (i) the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the EMX financial statements forming part of its Public Documents, (ii) any other claims, liabilities, obligations or expenditures that do not exceed $500,000 in the aggregate, or (iii) incurred in the ordinary course of business consistent with past practice;

(q) except as disclosed in the EMX Disclosure Letter, except as may be required by the terms of any written employment Contract, written consulting Contract or EMX Benefit Plan existing on the date of the Arrangement Agreement or as disclosed in the EMX Disclosure Letter: (i) enter into or modify any employment, consulting, severance, change of control, transaction bonus, retention or similar agreements or arrangements with, grant any salary or fee increases to, or grant or increase any bonuses, severance, termination pay, change of control entitlements, retention bonuses or any other benefits or entitlements to or of, any officers or directors, or (ii) in the case of Employees or Independent Contractors who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice with respect to salary or fee increases or the grant or increase of any bonuses, severance, termination pay, change of control entitlements, transaction bonuses, retention bonuses or any other benefits or entitlements; provided, however, that (1) EMX shall abide by the terms and conditions of any employment Contracts and consulting Contracts in respect of any person who will no longer be employed or retained by Elemental Altus or EMX, as the case may be, after the Arrangement, including with respect to the payments of any severance amounts or change of control payments, if applicable, or (2) if any material amendments or revisions are to be made by EMX to the terms and conditions of any employment Contract and consulting Contract, such amendments and revisions shall only be made with the prior written consent of Elemental Altus;

(r) (i) hire any new Employee, Independent Contractor or service provider, as applicable, of EMX or any of its subsidiaries with total annual remuneration (including contingent remuneration) exceeding $200,000 or who will be a director or officer of EMX or any of its subsidiaries, (ii) promote any Employee or Independent Contractor to an annual base compensation level greater than $200,000, (iii) remove any director or terminate any officer other than for cause, (iv) terminate any Employee or Independent Contractor who is not an officer or director without cause, unless such Employee or Independent Contractor has an annual base compensation of less than $200,000, (v) give notice of termination to Employees that requires the delivery of a group notice of termination to a Governmental Entity, or (vi) other than in the ordinary, regular and usual course of business and consistent with past practice, place any Employee on a temporary layoff;

(s) except as disclosed in the EMX Disclosure Letter, (i) incur, create, assume, guarantee or otherwise become liable for, any Indebtedness, except for (A) entering into or terminating any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contract or other financial instruments for the purpose of hedging positions in the ordinary course of business, (B) borrowings under credit facilities in effect as of the date of the Arrangement Agreement in the ordinary course of business (including the Indebtedness incurred or to be incurred under the EMX Credit Agreement), (C) letters of credit, bank guarantees, reclamation bonds, financial assurances or other guarantees and contingent reimbursement or payment obligations in respect of environmental or other obligations, (D) borrowings under facilities entered into solely between EMX or a Material Subsidiary and EMX or a direct or indirect subsidiary of EMX (so long as such borrowings are disclosed to Elemental Altus in a timely manner), (E) any unsecured Indebtedness under any corporate or employee credit card programs of EMX or any of its subsidiaries not exceeding $250,000 in the aggregate at any time or (F) guarantees, keep-well or other similar agreements entered into by EMX or any of its Material Subsidiaries in support of obligations of EMX or any of its subsidiaries not otherwise prohibited by the Arrangement Agreement or in support of Indebtedness of the type described in clauses (A) through (E) above of EMX or any of its subsidiaries; (ii) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than (I) to any joint venture of EMX or any of its Material Subsidiaries that exists as of the date of the Arrangement Agreement in the ordinary course of business and (II) to EMX or any of its subsidiaries (so long as such borrowings are disclosed to Elemental Altus in a timely manner); or (iii) enter into lease arrangements that are associated with approved capital expenditure plans other than in the ordinary course of business;

(t) except as disclosed in the EMX Disclosure Letter, pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, rights, liabilities or obligations (including any Proceeding by any Governmental Entity) other than: (i) the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in EMX's publicly disclosed financial statements or incurred in the ordinary course of business; or (ii) payment of any fees related to the Arrangement;

(u) enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(v) except as disclosed in the EMX Disclosure Letter, engage in any transaction with any senior management Employee, vice-president Employee, director or any of their immediate family members (including spouses) or any related party (within the meaning of MI 61-101), other than (i) expense reimbursements, payments and advances in the ordinary course of business, (ii) employment Contracts with Employees hired in accordance with the Arrangement Agreement, or (iii) transactions between EMX and a subsidiary of EMX or between subsidiaries of EMX, or as disclosed in the EMX Disclosure Letter;

(w) prepay any long-term Indebtedness before its scheduled maturity, other than in connection the repayment of Indebtedness under the EMX Credit Agreement from the proceeds of the Elemental Altus Financing;

(x) enter into any agreement or arrangement that would limit or restrict in any material respect EMX and the subsidiaries of EMX from carrying on any business in any manner;

(y) materially change the business carried on by EMX and the subsidiaries of EMX, taken as a whole;

(z) enter into or amend any Contract with any broker, finder or investment banker, including any amendment to any Contracts listed in the EMX Disclosure Letter;

(aa) except as disclosed in the EMX Disclosure Letter, waive, release, relinquish, terminate, grant or transfer any rights of value under, or fail to take any action that results in the termination of, any authorizations or any EMX Royalty Agreement or EMX Material Royalty Interest;

(bb) except as disclosed in the EMX Disclosure Letter, conduct any write-off, capitalisation or other action in respect of any intercompany loans and balances between EMX and/or between any other wholly-owned subsidiary of EMX except in the ordinary course of business consistent with past practice or in connection with the Arrangement Agreement or the transactions contemplated hereby;

(cc) amend, restate, rescind, alter, enact or adopt all or any portion of any EMX Benefit Plan except as required by applicable Law, except as disclosed in the EMX Disclosure Letter;

(dd) increase or supplement, or commit to increase or supplement, any contribution, premium or benefit payable to or on behalf of an Employee under any EMX Benefit Plan, except in the ordinary course of business consistent with past practice or as disclosed in the EMX Disclosure Letter;

(ee) take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in the Arrangement Agreement; or

(ff) authorize, agree, resolve or otherwise commit, whether or not in writing, directly or indirectly, to do any of the foregoing.

EMX shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by EMX or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that, subject to certain exception set forth in the Arrangement Agreement, none of EMX or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months.

EMX shall promptly notify Elemental Altus in writing of any circumstance or development that, to the knowledge of EMX, has or could reasonably be expected to have a Material Adverse Effect on EMX.

EMX has also agreed with Elemental Altus that, prior to the Effective Time, EMX shall exercise, consistent with the terms of the Arrangement Agreement, control and supervision over its business and operations.

For the complete text of the applicable EMX covenants regarding the conduct of business, see section 5.1 of the Arrangement Agreement.

Covenants of Elemental Altus Regarding the Conduct of Business

Elemental Altus has made certain covenants to EMX, including that, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement or the Plan of Arrangement or as set out in the Elemental Altus Disclosure Letter (which, for greater certainty, do not require the consent of EMX), as required by applicable Laws or any Governmental Entities or as consented to by EMX in writing (such consent not to be unreasonably withheld or delayed), Elemental Altus shall, and shall cause each of its Material Subsidiaries and Acquireco to:

(a) conduct its business and affairs, and maintain its assets, properties and facilities, in the ordinary course of business consistent with past practice and in accordance, in all material respects, with applicable Laws;

(b) use commercially reasonable efforts to (i) maintain and preserve in all material respects its present business organization, assets, authorizations and goodwill, (ii) keep available the services of its officers and Employees as a group and (iii) preserve the current material relationships with suppliers, distributors, Employees, Independent Contractors, customers and others having business relationships with it;

(c) use the proceeds of the Elemental Altus Financing only in accordance with the Prescribed Use of Proceeds; and

(d) keep EMX reasonably informed as to material decisions or actions made or required to be made with respect to, and material developments relating to, the operation of its businesses, provided that such disclosure is not otherwise restricted by reason of confidentiality owed to another person or prohibited by applicable Law or is in respect of competitively sensitive information.

Without limiting the generality of the foregoing, from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required by Law, required, provided or permitted by the Arrangement Agreement or the Plan of Arrangement, or as set out in the Elemental Altus Disclosure Letter (which, for greater certainty, do not require the consent of EMX), Elemental Altus shall not, nor shall it permit any of its Material Subsidiaries or Acquireco to, directly or indirectly, without the prior written consent of EMX (which consent shall not be unreasonably withheld or delayed):

(a) amend, restate, rescind, alter, enact or adopt all or any portion of any of the Con-stating Documents of Elemental Altus, any of its Material Subsidiaries or Acquireco;

(b) issue, sell, pledge, lease, dispose of or encumber, or agree to issue, sell, pledge, lease, dispose of or encumber, any securities of or any securities convertible into securities of Elemental Altus (other than (i) in connection with the exercise, redemption or conversion, in accordance with their respective terms of outstanding Elemental Altus Convertible Securities, and other than in as disclosed in the Elemental Altus Disclosure Letter; or (ii) pursuant to the Elemental Altus Financing) or amend, extend or terminate, or agree to amend, extend or terminate, any of the terms of, or agreements governing, any outstanding securities of Elemental Altus or right that is linked in any way to the price of any securities of Elemental Altus;

(c) other than the Consolidation, split, consolidate or reclassify, or propose to split, consolidate or reclassify, any of its shares or undertake or propose to undertake any other capital reorganization or change in its common shares, any other of its securities or its share capital;

(d) reduce the stated capital of any of its securities;

(e) make, declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) on, or purchase, redeem, repurchase or otherwise acquire, any securities of Elemental Altus, any of its Material Subsidiaries or Acquireco, other than pursuant to the settlement of any Elemental Altus Convertible Securities that are outstanding as of the date the Arrangement Agreement in accordance with their terms;

(f) reorganize, amalgamate or merge Elemental Altus, any of its Material Subsidiaries or Acquireco with any other person;

(g) adopt a plan of liquidation or resolutions providing for the winding-up, liquidation, dissolution restructuring, recapitalization or other reorganization of Elemental Altus, any of its Material Subsidiaries or Acquireco, or file a petition in bankruptcy under any applicable Law on behalf of Elemental Altus or any of its Material Subsidiaries or Acquireco, or consent to the filing of any bankruptcy petition against Elemental Altus or any of its Material Subsidiaries or Acquireco;

(h) except for Elemental Altus Permitted Liens, sell, pledge, lease, license, mortgage, encumber or otherwise dispose of, or permit any of Elemental Altus, its Material Subsidiaries or Acquireco to sell, pledge, lease, license, mortgage, encumber or otherwise dispose of, any material property or assets or enter into any agreement or commitment in respect of any of the foregoing;

(i) acquire (by merger, consolidation, acquisition of stock or assets or otherwise) or agree to acquire, directly or indirectly, in one transaction or in a series of related transactions, any person, or make any investment or agree to make any investment, directly or indirectly, in one transaction or in a series of related transactions, either by purchase of shares or securities in, transfers or purchases of, or contributions of capital in respect of, any property or assets of any other person for an acquisition cost of greater than $1,000,000, and excluding investments in money market or equivalent low risk, short-term government-backed and/or commercial bank financial instruments or securities and investments in subsidiaries;

(j) make any capital expenditures or commitments other than in the ordinary course of business consistent with past practice, as authorized in the current budget of Elemental Altus;

(k) make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by IFRS or by applicable Law;

(l) make, rescind or amend any material Tax election, information schedule, return or designation, settle or compromise any material Tax claim, assessment, reassessment or liability, or materially change any of its methods of reporting income, deductions or accounting for income Tax purposes;

(m) take any action inconsistent with past practice relating to the filing of any Tax Return or the withholding, collecting, remitting and payment of any Tax;

(n) enter into any Tax sharing, Tax allocation, Tax related waiver or Tax indemnification agreement, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

(o) fail to pay or cause to be paid all accounts and invoices when due, in any way related to the business, operations and assets of Elemental Altus or any of its subsidiaries, in each case in the ordinary course of business, consistent with past practice;

(p) pay, discharge or satisfy any material claims, liabilities or obligations other than (i) the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Elemental Altus financial statements forming part of its Public Documents, (ii) any other claims, liabilities, obligations or expenditures that do not exceed $500,000 in the aggregate, or (iii) incurred in the ordinary course of business consistent with past practice;

(q) except as may be required by the terms of any written employment Contract, written consulting Contract or Elemental Altus Benefit Plan existing on the date hereof or as disclosed in the Elemental Altus Disclosure Letter, (i) enter into or modify any employment, consulting, severance, change of control, transaction bonus, retention or similar agreements or arrangements with, grant any salary or fee increases to, or grant or increase any bonuses, severance, termination pay, change of control entitlements, retention bonuses or any other benefits or entitlements to or of, any officers or directors, or (ii) in the case of Employees or Independent Contractors who are not officers or directors, take any action other than in the ordinary, regular and usual course of business and consistent with past practice with respect to salary or fee increases or the grant or increase of any bonuses, severance, termination pay, change of control entitlements, transaction bonuses, retention bonuses or any other benefits or entitlements; provided, however, that (1) Elemental Altus shall abide by the terms and conditions of any employment Contracts and consulting Contracts in respect of any person who will no longer be employed or retained by EMX or Elemental Altus, as the case may be, after the Arrangement, including with respect to the payments of any severance amounts or change of control payments, if applicable, or (2) if any material amendments or revisions are to be made by Elemental Altus to the terms and conditions of any employment Contract and consulting Contract, such amendments and revisions shall only be made with the prior written consent of EMX;

(r) (i) hire any new Employee, Independent Contractor or service provider as applicable, of Elemental Altus or any of its subsidiaries with total annual remuneration (including contingent remuneration) exceeding $200,000 or who will be a director or officer of Elemental Altus or any of its subsidiaries, (ii) promote any Employee or Independent Contractor to an annual base compensation level greater than $200,000, (iii) remove any director or terminate any officer other than for cause, (iv) terminate any Employee or Independent Contractor who is not an officer or director without cause, unless such Employee or Independent Contractor has an annual base compensation of less than $200,000, (v) give notice of termination to Employees that requires the delivery of a group notice of termination to a Governmental Entity, or (vi) other than in the ordinary, regular and usual course of business and consistent with past practice, place any Employee on a temporary layoff;

(s) (i) incur, create, assume, guarantee or otherwise become liable for, any Indebtedness, except for (A) entering into or terminating any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contract or other financial instruments for the purpose of hedging positions in the ordinary course of business, (B) borrowings under credit facilities in effect as of the date of the Arrangement Agreement in the ordinary course of business (including the Indebtedness incurred or to be incurred under the Elemental Altus Credit Agreement), (C) letters of credit, bank guarantees, reclamation bonds, financial assurances or other guarantees and contingent reimbursement or payment obligations in respect of environmental or other obligations, (D) borrowings under facilities entered into solely between Elemental Altus or a Material Subsidiary and Elemental Altus or a direct or indirect subsidiary of Elemental Altus (so long as such borrowings are disclosed to EMX in a timely manner), (E) any unsecured Indebtedness under any corporate or employee credit card programs of Elemental Altus or any of its subsidiaries not exceeding $250,000 in the aggregate at any time or (F) guarantees, keep-well or other similar agreements entered into by Elemental Altus or any of its Material Subsidiaries in support of obligations of Elemental Altus or any of its subsidiaries not otherwise prohibited by the Arrangement Agreement or in support of Indebtedness of the type described in clauses (A) through (E) above of Elemental Altus or any of its subsidiaries; (ii) make any loans, advances (other than any advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other person, other than (I) to any joint venture of Elemental Altus or any of its Material Subsidiaries that exists as of the date of the Arrangement Agreement in the ordinary course of business and (II) to Elemental Altus or any of its subsidiaries (so long as such borrowings are disclosed to EMX in a timely manner); or (iii) enter into lease arrangements that are associated with approved capital expenditure plans other than in the ordinary course of business;

(t) except as disclosed in the Elemental Altus Disclosure Letter, pay, discharge, settle, satisfy, compromise, waive, assign or release any material claims, rights, liabilities or obligations (including any Proceeding by any Governmental Entity) other than: (i) the payment, discharge or satisfaction, in the ordinary course of business, of liabilities reflected or reserved against in Elemental Altus' publicly disclosed financial statements or incurred in the ordinary course of business; or (ii) payment of any fees related to the Arrangement;

(u) enter into or adopt any shareholder rights plan or similar agreement or arrangement;

(v) other than the Elemental Altus Financing or as otherwise disclosed in the Elemental Altus Disclosure Letter, engage in any transaction with any senior management Employee, vice-president Employee, director or any of their immediate family members (including spouses) or any related party (within the meaning of MI 61-101), other than (i) expense reimbursements, payments and advances in the ordinary course of business, (ii) employment Contracts with Employees hired in accordance with the Arrangement Agreement, or (iii) transactions between Elemental Altus and a subsidiary of Elemental Altus or between subsidiaries of Elemental Altus;

(w) prepay any long-term Indebtedness before its scheduled maturity;

(x) enter into any agreement or arrangement that would limit or restrict in any material respect Elemental Altus and the subsidiaries of Elemental Altus from carrying on any business in any manner;

(y) materially change the business carried on by Elemental Altus and the subsidiaries of Elemental Altus, taken as a whole;

(z) enter into or amend any Contract with any broker, finder or investment banker, including any amendment to any Contracts listed in the Elemental Altus Disclosure Letter;

(aa) waive, release, relinquish, terminate, grant or transfer any rights of value under, or fail to take any action that results in the termination of, any authorizations or any Elemental Altus Royalty Agreement or Elemental Altus Material Royalty Interest;

(bb) conduct any write-off, capitalisation or other action in respect of any intercompany loans and balances between Elemental Altus and/or between any other wholly-owned subsidiary of Elemental Altus except in the ordinary course of business consistent with past practice or in connection with the Arrangement Agreement or the transactions contemplated hereby;

(cc) amend, restate, rescind, alter, enact or adopt all or any portion of any Elemental Altus Benefit Plan except as required by applicable Law or except as disclosed in the Elemental Altus Disclosure Letter;

(dd) increase or supplement, or commit to increase or supplement, any contribution, premium or benefit payable to or on behalf of an Employee under any Elemental Altus Benefit Plan, except in the ordinary course of business consistent with past practice or as disclosed in the Elemental Altus Disclosure Letter;

(ee) take any action that would reasonably be expected to interfere with or be inconsistent with the completion of the Arrangement or the transactions contemplated in the Arrangement Agreement; or

(ff) authorize, agree, resolve or otherwise commit, whether or not in writing, directly or indirectly, to do any of the foregoing.

Elemental Altus shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by Elemental Altus or any of its subsidiaries, including directors' and officers' insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

Elemental Altus covenants and agrees that until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

(a) Elemental Altus shall, and shall use its commercial best efforts to cause Tether to, comply with its obligations under the Elemental Altus Financing Subscription Agreement in all material respects and shall perform all of its obligations under the Elemental Altus Financing Subscription Agreement in good faith and on a timely basis;

(b) Elemental Altus shall, and shall use its commercial best efforts to cause Tether to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) all conditions precedent to the completion of the Elemental Altus Financing to the extent the same is within its control such that closing of the Elemental Altus Financing shall occur concurrently with the Closing;

(c) Elemental Altus shall, and shall use its commercial best efforts to cause Tether to, not take or cause to be taken any action, or refrain from taking, any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or the Elemental Altus Financing Subscription Agreement (with the exception of the transactions contemplated by the Arrangement Agreement) or which would reasonably result in a breach or default under, or be expected to, individually or in the aggregate, prevent, materially impede or materially delay the consummation of the Elemental Altus Financing;

(d) Elemental Altus shall, and shall use its commercial best efforts to cause Tether to, not amend the Elemental Altus Financing Subscription Agreement, or waive any provision thereunder, in any manner without the prior written consent of EMX (not to be unreasonably withheld, delayed or conditioned), other than any proposed amendment to the number of Elemental Altus Shares to be subscribed for by Tether or the purchase price for the Elemental Altus Shares, in each case as set out in the Elemental Altus Financing Subscription Agreement, which consent may be delivered or withheld in EMX's sole discretion, nor consent, waive or otherwise approve any breach or default by Tether of its obligations under the Elemental Altus Financing Subscription Agreement;

(e) Elemental Altus shall, subject to compliance with applicable Laws, provide information reasonably requested by EMX regarding the status of the Elemental Altus Financing; and

(f) Elemental Altus shall promptly notify EMX in writing of any circumstance or development that, to the knowledge of Elemental Altus, has or would reasonably be expected to have a Material Adverse Effect in respect of Elemental Altus or the Elemental Altus Financing.

Elemental Altus has also agreed with EMX that, prior to the Effective Time, Elemental Altus shall exercise, consistent with the terms of the Arrangement Agreement, control and supervision over its business and operations.

For the complete text of the applicable Elemental Altus covenants regarding the conduct of business, see section 5.2 of the Arrangement Agreement.

Covenants Relating to the Arrangement

Subject to the terms and conditions of the Arrangement Agreement, each of the Parties covenanted and agreed that during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

(a) it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations set forth in the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other commercially reasonable actions and to do, or cause to be done, all other commercially reasonable things necessary, proper or advisable under all Laws to complete the Arrangement, including using commercially reasonable efforts to promptly:

(i) obtain and/or maintain all necessary authorizations as are required to be obtained by it under applicable Law;

(ii) upon reasonable consultation with the other Party, oppose, lift or rescind any injunction, restraining order, or other order or action seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement and defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement or the Arrangement Agreement; provided that neither Party, nor any of their respective subsidiaries, will consent to the entry of any judgment or settlement with respect to any such lawsuit or proceeding without the prior written approval of the other Party, not to be unreasonably withheld, conditioned or delayed;

(iii) effect all necessary notifications, registrations, filings and submissions of information required by Governmental Entities relating to the Arrangement;

(iv) (1) obtain and/or maintain all Key Third Party Consents and (2) obtain and/or maintain all consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required under any EMX Material Contracts or Elemental Altus Material Contracts (as applicable) in connection with the Arrangement, in each case, (I) on terms that are satisfactory to the Parties, acting reasonably, or (II) without paying, and without committing itself or the other Party or any of its subsidiaries to pay any consideration or incur any liability or obligation without the prior written consent of the other Party (except for any fees chargeable by any Governmental Entity and except for payments contracted for with a person or a payment to a person to cover such person's reasonable expenses associated therewith), and provided that with respect to the EMX Credit Agreement which is to be repaid in connection with Closing, the foregoing will only be obtained and maintained for the period between the date of the Arrangement Agreement and Closing;

(v) cooperate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder; and

(vi) use its commercially reasonable efforts to carry out all actions necessary to ensure the availability of the exemption from registration under Section 3(a)(10) of the U.S. Securities Act and applicable U.S. state securities laws for the issuance of the Consideration Shares and Replacement Options pursuant to the Plan of Arrangement;

(b) carry out the terms of the Interim Order and the Final Order applicable to it and comply promptly with all requirements imposed by applicable Law on it or its subsidiaries with respect to the Arrangement Agreement or the Arrangement; and

(c) not take any action and not refrain from taking any commercially reasonable action or permit any action to be taken or any commercially reasonable action not be taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to materially delay or impede the consummation of the Arrangement.

Elemental Altus shall apply for and use commercially reasonable efforts to, prior to the completion of the Arrangement, obtain approval or authorization of the listing and posting for trading on the TSX-V of the Consideration Shares and the Elemental Altus Shares issuable on exercise of the Replacement Options and on exercise of the EMX Warrants, subject only to satisfaction of the customary listing conditions.

Elemental Altus shall apply for and use commercially reasonable efforts to obtain the approval for listing of the Elemental Altus Shares, including the Consideration Shares and the Elemental Altus Shares issuable on exercise of the Replacement Options and on exercise of the EMX Warrants, on a U.S. Exchange, subject to customary listing conditions, upon or prior to the completion of the Arrangement;

Elemental Altus shall use commercially reasonable efforts, to prepare for filing, on or as promptly as practicable following the Effective Time, a registration statement(s) on an appropriate form or forms with the SEC to register the issuance of Elemental Altus Shares upon exercise of the Replacement Options except where such issuance would be exempted from the registration requirement of the U.S. Securities Act pursuant to available exemptions thereunder.

EMX and Elemental Altus shall cooperate with each other in respect of listing and filing matters set forth in the Arrangement Agreement, including by providing information reasonably requested by the other Party in connection therewith in a timely manner.

Subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable Laws, Elemental Altus shall pay, on behalf of Acquireco, the aggregate Consideration to be paid pursuant to the Arrangement at the time and in the manner provided herein.

For the complete text of the applicable covenants relating to the Arrangement, see section 5.3 of the Arrangement Agreement.

Insurance and Indemnification

Prior to the Effective Time, EMX shall purchase customary "tail" policies of directors' and officers' liability insurance from an insurance company of nationally recognized standing providing protection no less favourable in the aggregate to the protection provided by the policies maintained by EMX and its subsidiaries which are in effect immediately prior to the Effective Time and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Time and Elemental Altus shall, or shall cause EMX and its subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six years after the Effective Date; provided that Elemental Altus shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that (i) the cost of such policies shall not exceed 250% of EMX's and its subsidiaries' current annual aggregate premium for directors' and officers' liability insurance policies currently maintained by EMX or its subsidiaries unless (ii) the cost of such policies is in excess of 250%, but in any event not in excess of 400%, of EMX's and its subsidiaries' current annual aggregate premium for directors' and officers' liability insurance policies currently maintained by EMX or its subsidiaries, in which case EMX shall reasonably consult with Elemental Altus before such policy is finalized. From and after the Effective Time, Elemental Altus shall honour all rights to indemnification or exculpation existing as of the date hereof in favour of present and former Employees, officers and directors of EMX or any subsidiary of EMX, as applicable, under: (i) applicable Law, (ii) any Contracts, as disclosed in the EMX Disclosure Letter, or (iii) EMX's Constating Documents or the constating documents of any subsidiary of EMX. Elemental Altus acknowledges and agrees that such rights, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect in accordance with their terms for a period of not less than six years after the Effective Date.

Other Covenants

The Arrangement Agreement contains certain other covenants and agreements by Elemental Altus, Acquireco and EMX, including covenants relating to:

(a) efforts to obtain applicable regulatory approvals related to the Arrangement;

(b) cooperation between Elemental Altus and EMX in connection with, upon request of Elemental, EMX performing reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as Elemental may request, acting reasonably;

(c) cooperation between Elemental Altus and EMX in connection with public announcements and communications;

(d) cooperation between Elemental Altus and EMX in the preparation and filing of this Circular and the Elemental Altus Circular;

(e) cooperation between Elemental Altus and EMX in connection with (i) delisting the EMX Shares from the TSX-V, NYSE American and Frankfurt Stock Exchange on or promptly following the Effective Date, (ii) causing EMX to cease to be a reporting issuer under applicable Securities Laws applicable in Canada and the United States as soon as reasonably practicable following the Effective Date; (iii) on or prior to the Effective Date, causing the Elemental Altus Shares to be approved for listing on a U.S. Exchange, subject to only customary listing conditions, and (iv) on or as soon as practicable following the Effective Date, filing a registration statement(s) on an appropriate form or forms with the SEC to register the issuance of Elemental Altus Shares upon exercise or conversion of the Replacement Options, except where such issuance would be exempted from the registration requirement of the U.S. Securities Act pursuant to available exemptions thereunder;

(f) Elemental Altus' guarantee of the due and punctual performance by Acquireco of each and every covenant and obligation of Acquireco arising under the Arrangement Agreement;

(g) access by each Party to certain information about the other Party during the period prior to the Effective Time and the Parties' agreement to keep information exchanged confidential; and

(h) cooperation between Elemental Altus and EMX to ensure that: (i) concurrently with completion of the Arrangement, the repayment by Elemental Altus of all Indebtedness and other amounts outstanding under the EMX Credit Agreement and (ii) concurrently with completion of the Arrangement, refinancing of the Elemental Altus Credit Agreement on terms satisfactory to EMX and Elemental Altus, each acting reasonably.

Conditions to the Arrangement Becoming Effective

In order for the Arrangement to become effective, certain conditions must have been satisfied or waived which conditions are summarized below.

Mutual Conditions Precedent

The obligations of Elemental Altus and EMX to complete the Arrangement will be subject to the fulfillment of, among others, the following conditions precedent, which may only be waived with the mutual consent of the Parties:

(a) the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, in form and substance satisfactory to each of EMX and Elemental, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to EMX or Elemental Altus, acting reasonably, on appeal or otherwise;

(b) the Securityholder Approval shall have been obtained at the Meeting in accordance with the Interim Order and applicable Laws;

(c) the Elemental Altus Shareholder Approval shall have been obtained in accordance with applicable Laws;

(d) there shall not be in force any Law or Order, nor shall there have been any action taken under any Law by any Governmental Entity, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms of the Arrangement Agreement (including, for the avoidance of doubt, any Law prohibiting the issuance of the Consideration and Replacement Options without an exemption from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10));

(e) the Key Regulatory Approvals shall have been obtained and shall remain in full force and effect;

(f) the distribution of the Elemental Altus Shares to be issued as the Consideration in Canada pursuant to the Arrangement shall be exempt from, or otherwise not subject to, registration and prospectus requirements of applicable Securities Laws applicable in Canada and, except with respect to persons deemed to be "control persons" or the equivalent under applicable Securities Laws applicable in Canada, the Consideration Shares to be issued and distributed in Canada pursuant to the Arrangement shall not be subject to any resale restrictions under applicable Securities Laws applicable in Canada;

(g) the distribution of Replacement Options and the Elemental Altus Shares to be issued as the Consideration in the United States pursuant to the Arrangement shall be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof and applicable (Blue Sky) securities laws of the states of the United States where the Elemental Altus Shares issued as the Consideration or the Replacement Options, as applicable, will be distributed;

(h) the Consideration Shares to be issued pursuant to the Arrangement and the Elemental Altus Shares issuable upon exercise of the Replacement Options and the EMX Warrants shall have been conditionally approved or authorized for listing on the TSX-V and a U.S. Exchange (under each case, subject to customary listing conditions) and the delisting of the EMX Shares shall have been conditionally approved by the TSX-V and NYSE American (subject only to customary delisting conditions);

(i) EMX and Elemental Altus shall have executed an agreement, enforceable by the holder of EMX Warrants, providing for the assumption by Elemental Altus of all of the covenants and obligations of EMX under the EMX Warrant Certificate, and confirming that the EMX Warrant Certificate is a valid and binding obligation of Elemental Altus entitling the holder of EMX Warrants to all of the holder's rights held thereunder; and

(j) the Parties shall have taken all actions required to be taken by them to give effect to the governance matters set out in the Arrangement Agreement with effect as of and from the Effective Time.

Elemental Altus and Acquireco Conditions Precedent

The obligations of Elemental Altus and Acquireco to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, any of which may be waived by Elemental Altus and Acquireco:

(a) all covenants of EMX under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by Elemental Altus shall have been duly performed by EMX in all material respects;

(b) (i) the representations and warranties of EMX set forth regarding organization and qualification and authority relative to the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of Effective Time as if made at and as of such time, (ii) the representations and warranties of EMX set forth regarding Material Subsidiaries and capitalization and listing shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted under the Arrangement Agreement) as of the Effective Time as if made at and as of such time, and (iii) all other representations and warranties of EMX set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except that (A) any such representation and warranty referred to in clauses (i), (ii) or (iii) above that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date, and (B) in the case of clause (iii), where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of EMX;

(c) since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect in respect of EMX which is continuing at the time of Closing;

(d) EMX shall have delivered to Elemental Altus a certificate of EMX addressed to Elemental Altus, signed on behalf of EMX by a senior officer of EMX and dated as of the Effective Date, certifying (on the EMX's behalf and without personal liability) that certain of the conditions set out in the Arrangement Agreement have been satisfied;

(e) holders of no more than 5% of the issued and outstanding EMX Shares shall have exercised Dissent Rights in respect of the Arrangement Resolution;

(f) all of the Key Third Party Consents required to be obtained by EMX shall have been obtained on terms satisfactory to Elemental Altus, acting reasonably, and remain in force; and

(g) EMX, on a fully-diluted basis, shall not have more than 120,939,077 EMX Shares outstanding immediately prior to the Effective Time.

EMX Conditions Precedent

The obligations of EMX to complete the Arrangement will also be subject to the fulfillment of the following conditions precedent, any of which may be waived by EMX:

(a) all covenants of Elemental Altus and Acquireco under the Arrangement Agreement to be performed on or before the Effective Time which have not been waived by EMX shall have been duly performed by Elemental Altus or Acquireco (as applicable) in all material respects;

(b) (i) the representations and warranties of Elemental Altus and Acquireco set forth regarding organization and qualification and authority relative to the Arrangement Agreement shall be true and correct in all respects as of the date of the Arrangement Agreement and as of Effective Time as if made at and as of such time, (ii) the representations and warranties of Elemental Altus and Acquireco set forth regarding Material Subsidiaries and capitalization and listing shall be true and correct in all respects (except for de minimis inaccuracies) as of the date of the Arrangement Agreement and true and correct in all respects (except for de minimis inaccuracies and as a result of transactions, changes, conditions, events or circumstances permitted hereunder) as of the Effective Time as if made at and as of such time, and (iii) all other representations and warranties of Elemental Altus and Acquireco set forth in the Arrangement Agreement shall be true and correct in all respects (disregarding for purposes of this clause (iii) any materiality or Material Adverse Effect qualification contained in any such representation or warranty) as of the date of the Arrangement Agreement and as of the Effective Time as if made at and as of such time, except that (A) any such representation and warranty referred to in clauses (i), (ii) or (iii) above that by its terms speaks specifically as of the date of the Arrangement Agreement or another date shall be true and correct in all respects as of such date, and (B) in the case of clause (iii), where the failure to be so true and correct in all respects, individually and in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect in respect of Elemental Altus;

(c) since the date of the Arrangement Agreement, there shall not have occurred a Material Adverse Effect in respect of Elemental Altus which is continuing at the time of Closing;

(d) Elemental Altus and Acquireco shall have delivered to EMX a certificate of Elemental Altus and Acquireco addressed to EMX, signed on behalf of Elemental Altus by a senior officer of Elemental Altus and on behalf of Acquireco by a senior officer of Acquireco and dated as of the Effective Date, certifying (on Elemental Altus' and Acquireco's behalf and without personal liability) that the certain of the conditions set out in the Arrangement Agreement have been satisfied;

(e) Elemental Altus shall have complied with its obligations under the Arrangement Agreement to deposit in escrow with the Depositary sufficient Elemental Altus Shares to (i) satisfy the aggregate Consideration to be delivered and paid by Elemental Altus, on behalf of Acquireco, to the Shareholders (other than Shareholders who have validly exercised Dissent Rights and have not withdrawn their notice of dissent); and (ii) reserve for issue and allotment, such number of Elemental Altus Shares as is necessary upon exercise of the Replacement Options and exercise of the EMX Warrants, and the Depositary shall have confirmed receipt of the Elemental Altus Shares contemplated thereby;

(f) all of the Key Third Party Consents required to be obtained by Elemental Altus shall have been obtained on terms satisfactory to EMX, acting reasonably, and remain in force;

(g) the Elemental Altus Shares shall have been conditionally approved or authorized for listing on a U.S. Exchange (subject to customary listing conditions);

(h) Elemental Altus shall have completed the Consolidation (which condition was satisfied on September 16, 2025);

(i) Elemental Altus and Tether shall have satisfied all conditions precedent to completion of the Elemental Altus Financing (other than conditions that, by their terms, cannot be satisfied until the closing of the Elemental Altus Financing), all in accordance with the terms of the Elemental Altus Financing Subscription Agreement, and Elemental Altus shall have delivered to EMX a certificate of Elemental Altus addressed to EMX, signed on behalf of Elemental Altus by a senior officer thereof and dated as of the Effective Date, certifying that the conditions to complete the Elemental Altus Financing as set out in the Elemental Altus Subscription Agreement have been satisfied and that the Elemental Altus Financing will close concurrently with the closing of the Arrangement; and

(j) Elemental Altus, on a post-Consolidation and fully-diluted basis, shall not have more than 35,000,000 Elemental Altus Shares (including for this purpose the Elemental Altus Shares to be issued in connection with the Elemental Altus Financing, concurrently with Closing) outstanding immediately prior to the Effective Time.

Non-Solicitation and Right to Accept a Superior Proposal

Non-Solicitation

Each Party has covenanted to the other Party that it will, and will cause its subsidiaries and Representatives to immediately cease and cause to be terminated any solicitation, activity, discussion or negotiation with any person (other than the other Party, its subsidiaries and their respective Representatives), if any, that commenced prior to the Arrangement Agreement with respect to any inquiry, proposal, expression of interest, or offer that constitutes, or would reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party whether or not initiated by such Party, and in connection therewith each Party will immediately discontinue access to, and disclosure of, any information regarding such Party and such Party's subsidiaries (including access to applicable data rooms) and promptly, and in any event within two Business Days after the date of the Arrangement Agreement, request, and exercise all rights it or any of its subsidiaries has to require the return or destruction of all copies of any information regarding such Party or any of its subsidiaries provided to any person (other than the other Party or Parties, as applicable) in connection with any Acquisition Proposal or any inquiry, proposal, expression of interest or offer that constitutes or would reasonably be expected to constitute or lead to, an Acquisition Proposal, and the destruction of all materials including or incorporating or otherwise reflecting such information regarding such Party or any of its subsidiaries, to the extent that such information has not previously been returned or destroyed, using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights.

Each Party represented and warranted that since January 1, 2025, it had not waived any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which such Party or a subsidiary is a party, except to permit submissions of expressions of interest prior to the date of the Arrangement Agreement.

Each Party has covenanted that it shall use commercially reasonable efforts to enforce each confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant (including any Acceptable Confidentiality Agreement) to which it or a subsidiary is a party or may hereafter become party in accordance with the terms of the Arrangement Agreement, and neither it, nor any of its subsidiaries nor any of their respective Representatives have released or shall, without the prior written consent of the other Party (or Parties, as applicable) (which may be withheld or delayed at the other Party's (or Parties, as applicable) sole and absolute discretion), release any person from, or waive, amend, suspend or otherwise modify or otherwise forbear in the enforcement of such person's obligations under any confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant to which such Party or its subsidiary is a party and that remains in effect as of the date of the Arrangement Agreement (it being acknowledged that the automatic termination or release of any such agreement, restriction or covenant, including as a result of entering into the Arrangement Agreement shall not be a violation of section 7.2(c) of the Arrangement Agreement).

Each Party has covenanted to the other Party that it shall not, directly or indirectly, through any of its Representatives or its subsidiaries:

(a) make, solicit, initiate, promote, or otherwise knowingly facilitate (including by way of furnishing information, permitting any visit to its facilities or entering into any form of agreement, arrangement or understanding, other than an Acceptable Confidentiality Agreement permitted pursuant to Section 7.2 of the Arrangement Agreement) any inquiries, proposals, expression of interest or offer that constitutes, or would reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party;

(b) enter into, engage in, continue or otherwise participate in any discussions or negotiations with any person (other than the other Party or Parties, as applicable) regarding, or furnish any information to any person (other than the other Party or Parties, as applicable) in connection with, any inquiry, proposal, expression of interest or offer that constitutes, or would reasonably be expected to constitute or lead to an Acquisition Proposal in respect of such Party, or otherwise knowingly facilitate, cooperate with, assist or participate in, any effort or attempt of any other person to do or seek to do any of the foregoing;

(c) make an EMX Change in Recommendation or an Elemental Altus Change in Recommendation, as applicable, provided that it shall not be a breach by EMX or Elemental Altus, as applicable, of the respective terms in the Arrangement Agreement:

(i) if the sole basis for a Party making an EMX Change in Recommendation or an Elemental Altus Change in Recommendation, as applicable, is a Material Adverse Effect with respect to the other Party; or

(ii) if the basis for the EMX Change in Recommendation or the Elemental Altus Change in Recommendation, as applicable, is, in circumstances in which, in the opinion of the EMX Board or the Elemental Altus Board, as applicable, acting in good faith and after receiving advice from its financial advisors and its outside legal counsel, the EMX Board or the Elemental Altus Board, as applicable, is required to make an EMX Change in Recommendation or an Elemental Altus Change in Recommendation, as applicable, in order to comply with its fiduciary duties;

(d) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement, undertaking, understanding or Contract in respect of an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), provided that publicly taking no position or a neutral position by EMX or Elemental Altus, as applicable, with respect to a publicly announced or otherwise publicly disclosed Acquisition Proposal (i) for a period of no more than five Business Days following the formal announcement or public disclosure of such Acquisition Proposal or (ii) in the event that the Meeting (or the Elemental Altus Meeting), is scheduled to occur within the five Business Day period set out in (i), prior to the third Business Day prior to the date of the EMX Meeting (or the Elemental Altus Meeting), will not be considered to be in violation of the non-solicitation provisions if the EMX Board or the Elemental Altus Board, as applicable, rejected such Acquisition Proposal and affirmed the EMX Board Recommendation or the Elemental Altus Board Recommendation, as applicable, before the end of the periods set out in (i) or (ii), as applicable; or

(e) make any public announcement of its intention to do any of the foregoing.

If Elemental Altus or Acquireco, on the one hand, or EMX, on the other or its Representatives receives any inquiry, proposal, expression of interest or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to such Solicited Party, including information, access or disclosure relating to the properties, facilities, books and records of such Solicited Party or any discussions or negotiations are sought to be initiated or continued with such Solicited Party in connection with any inquiry, proposal or offer that constitutes or would reasonably be expected to constitute or lead to an Acquisition Proposal, the Solicited Party: (i) may, provided the Solicited Party is then in compliance with its obligations under section 7.2 of the Arrangement Agreement,, communicate with the person or persons making an inquiry, proposal, expression of interest or offer solely for the purpose of (A) advising such person or persons of the non-solicitation restrictions in the Arrangement Agreement, (B) clarifying the terms of the inquiry, proposal, expression of interest or offer made by such person or persons, and (C) advising such person or persons that the inquiry, proposal, expression of interest or offer does not constitute a Superior Proposal; (ii) shall promptly, and in any event within 24 hours, notify the other Party (at first orally and then as soon as practicable thereafter in writing) of such Acquisition Proposal, inquiry, proposal, expression of interest, offer or request, including a description of its material terms and conditions and the identity of all persons making the Acquisition Proposal, inquiry, proposal, expression of interest, offer or request and shall provide the other Party or Parties, as applicable with copies of all written agreements, documents, correspondence or other materials received in respect of, from or on behalf of any such persons and such other details of such Acquisition Proposal, inquiry, proposal, offer or request as the other Party may reasonably request; and (iii) shall keep the other Party or Parties, as applicable, fully informed, on a prompt basis, of the status of all material developments and negotiations with respect to such Acquisition Proposal, inquiry, proposal, expression of interest, offer or request, including any material changes, modifications or other amendments to any such Acquisition Proposal, inquiry, proposal, expression of interest, offer or request and shall promptly provide to the other Party or Parties, as applicable, copies of all material correspondence if in writing or electronic form, and if not in writing or electronic form, a description of the material or substantive terms of such correspondence communicated to the Solicited Party by or on behalf of any person or persons making such Acquisition Proposal, inquiry, proposal, expression of interest, offer or request, as well as copies of any agreements, documents or other materials received in respect thereof.

Notwithstanding any other provision of the Arrangement Agreement if at any time prior to, as applicable, obtaining (x) the Elemental Altus Shareholder Approval, where the Solicited Party is Elemental Altus or (y) the Securityholder Approval where the Solicited Party is EMX, a Solicited Party receives an unsolicited bona fide written Acquisition Proposal that did not result from a breach of the non-solicitation provisions in the Arrangement Agreement, such Solicited Party and its Representatives may engage in or participate in discussions or negotiations with such person or persons regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of information, properties, facilities, books or records of such Party or its subsidiaries, if and only if:

(a) the board of directors of the Solicited Party first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to constitute or lead to a Superior Proposal;

(b) the person or persons making the Acquisition Proposal was not restricted from making such Acquisition Proposal pursuant to an existing confidentiality, standstill, non-disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Solicited Party;

(c) the Solicited Party has been, and continues to be at the time of taking any action permitted under section 7.2(f) of the Arrangement Agreement, in compliance in all material respects with its obligations under the non-solicitation provisions in the Arrangement Agreement;

(d) prior to providing any such copies, access, or disclosure or engaging or participating in any discussions or negotiations with such person or persons: (A) the Solicited Party enters into an Acceptable Confidentiality Agreement with such person or persons and a true, complete and final executed copy of such Acceptable Confidentiality Agreement is provided to the other Party or Parties, as applicable; and (B) any such copies, access or disclosure provided to such person or persons shall have already been (or shall simultaneously be) provided to the other Party or Parties, as applicable.

Nothing contained in the Arrangement Agreement shall prohibit a Party or its board of directors from (i) making any disclosure to its security holders (through a director's circular or otherwise) in response to an Acquisition Proposal (which response shall comply with the terms, conditions, covenants and requirements set out in the Arrangement Agreement) (or in the event of an EMX Change in Recommendation or an Elemental Altus Change in Recommendation, as applicable, in the circumstances described in the Arrangement Agreement), if such Party's board of directors, acting in good faith and upon the advice of outside legal counsel, first determines that such disclosure is required by Law, a Governmental Entity or an Order of a court of competent jurisdiction, (ii) calling or holding a meeting of its security holders validly and legally requisitioned in accordance with applicable Laws, or (iii) taking any other action with respect to an Acquisition Proposal to the extent ordered or otherwise required by Law, a Governmental Entity or an Order of a court of competent jurisdiction.

For the complete text of the applicable provisions, see section 7.2 of the Arrangement Agreement.

Right to Accept a Superior Proposal

If Elemental Altus or Acquireco, on the one hand, or EMX, on the other receives an Acquisition Proposal that constitutes a Superior Proposal at any time prior to obtaining (w) the Elemental Altus Shareholder Approval, where the Receiving Party is Elemental Altus or Acquireco or (x) the Securityholder Approval, where the Receiving Party is EMX, the Receiving Party may (y) make an EMX Change in Recommendation or an Elemental Altus Change in Recommendation, as applicable, or (z) enter into an Alternative Transaction Agreement with respect to such Superior Proposal, in each case if, and only if:

(a) the person or persons making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing confidentiality, standstill, non- disclosure, non-solicitation or similar agreement, restriction or covenant contained in any Contract entered into with the Receiving Party or a subsidiary of the Receiving Party;

(b) the Receiving Party has been, and continues to be, in compliance with its obligations under the non-solicitation provisions of the Arrangement Agreement in all material respects;

(c) the Receiving Party has delivered to the other Party or Parties, as applicable, a written notice which shall include: (i) confirmation that the Receiving Party's board(s) of directors has determined that such Acquisition Proposal constitutes a Superior Proposal; (ii) confirmation that the Receiving Party's board(s) of directors has resolved to, as applicable (A) approve, recommend or enter into an Alternative Transaction Agreement with respect to such Superior Proposal, and/or (B) make an EMX Change in Recommendation or an Elemental Altus Change in Recommendation, as applicable; (iii) the value and financial terms that the Receiving Party's board(s) of directors, after consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Superior Proposal; (iv) the identity of the person making the Superior Proposal and a copy of any Alternative Transaction Agreement relating to such Superior Proposal; and (v) copies of any material financing documents provided to the Receiving Party in connection therewith (with customary redactions) (a "Superior Proposal Notice");

(d) at least five Business Days (the "Matching Period") have elapsed from the date on which the other Party or Parties, as applicable, received the Superior Proposal Notice;

(e) during any Matching Period, the other Party or Parties, as applicable, has had the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(f) if the other Party or Parties, as applicable, has or have offered to amend the Arrangement Agreement and the Arrangement before the expiry of the Matching Period, the board of directors of the Receiving Party has determined in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement Agreement and the Arrangement as proposed to be amended by the other Party or Parties, as applicable; and

(g) prior to or concurrently with entering into an Alternative Transaction Agreement in respect of the Superior Proposal, the Receiving Party shall terminate the Arrangement Agreement and pay the Termination Fee.

During any Matching Period, or such longer period as the Receiving Party may approve in writing, in its sole discretion: (i) the other Party or Parties, as applicable, shall have the opportunity (but not the obligation) to offer to amend the Arrangement Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal and the board(s) of directors of the Receiving Party will review any such offer to amend the terms of the Arrangement Agreement and the Arrangement in good faith, after consultation with its financial advisors and its outside legal counsel, in order to determine whether such offer would, upon acceptance by the Receiving Party, result in such Acquisition Proposal that constituted a Superior Proposal ceasing to be a Superior Proposal, and (ii) the Receiving Party shall, and shall cause its Representatives to, negotiate in good faith with the other Party or Parties, as applicable, to make such mutually agreed amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable the other Party or Parties, as applicable, to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If the board(s) of directors of the Receiving Party, after consultation with its financial advisors and its outside legal counsel, determines that such Acquisition Proposal would cease to be a Superior Proposal, the Receiving Party shall advise the other Party or Parties, as applicable, and the Parties shall amend the Arrangement Agreement and the Plan of Arrangement to reflect such offer made by the other Party or Parties, as applicable, and shall take and cause to be taken all such actions as are necessary to give effect to the foregoing. If the board(s) of directors of the Receiving Party, after consultation with its financial advisors and its outside legal counsel, determines that such Acquisition Proposal remains a Superior Proposal and therefore rejects the other Party's offer to amend the Arrangement Agreement and the Arrangement, if any, the Receiving Party may, subject to compliance with the other provisions hereof, terminate the Arrangement Agreement and enter into an Alternative Transaction Agreement with respect to such Superior Proposal.

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Receiving Party's securityholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal, and the other Party or Parties, as applicable, shall be afforded a new five Business Day Matching Period which shall commence on the date on which the other Party or Parties, as applicable, received the Superior Proposal Notice with respect to each new Acquisition Proposal from the Receiving Party.

The board(s) of directors of the Receiving Party shall promptly, as applicable, where EMX is the Receiving Party, reaffirm the EMX Board Recommendation or where Elemental Altus or Acquireco is the Receiving Party, reaffirm the Elemental Altus Board Recommendation, by news release after any Acquisition Proposal which is determined to not be a Superior Proposal is publicly announced or the Receiving Party determines that a proposed amendment to the terms of the Arrangement Agreement and the Arrangement would result in an Acquisition Proposal no longer being a Superior Proposal. The Receiving Party shall provide the other Party or Parties, as applicable and their outside legal counsel with a reasonable opportunity to review and comment on the form and content of any such news release and shall give reasonable and due consideration to any comments made by the other Party or Parties, as applicable, and their outside legal counsel.

In the event that the Receiving Party provides a Superior Proposal Notice to the other Party or Parties, as applicable, on a date that is less than ten Business Days before the EMX Meeting (or the Elemental Altus Meeting, as applicable), the Receiving Party may, and the other Party or Parties, as applicable, shall be entitled to require the Receiving Party, and the Receiving Party shall upon such request, proceed with, or adjourn or postpone the EMX Meeting (or the Elemental Altus Meeting, as applicable), in accordance with the terms of the Arrangement Agreement to a date specified by the other Party or Parties, as applicable that is not more than fifteen Business Days after the scheduled date of the EMX Meeting (or the Elemental Altus Meeting, as applicable); provided that in no event shall such adjourned or postponed EMX Meeting or the Elemental Altus Meeting, as applicable, be held on a date that is less than five Business Days prior to the Outside Date.

For the complete text of the applicable provisions, see section 7.3 of the Arrangement Agreement.

Expenses and Termination Fees

The Parties have agreed that all fees, costs and expenses incurred in connection with the Arrangement Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses, except in the circumstances described below.

For the complete text of the applicable provisions, see section 7.4 of the Arrangement Agreement.

Termination Fee

If the Arrangement Agreement is terminated as a result of a Party entering into an agreement, understanding or arrangement to effect an Acquisition Proposal that is a Superior Proposal, subject to certain limitations, an Elemental Altus Change in Recommendation or EMX Change in Recommendation, as applicable, in respect of the Arrangement or applicable shareholder approval is not obtained following an Elemental Altus Change in Recommendation or EMX Change in Recommendation, as applicable, (unless basis for the change is the occurrence of a material adverse effect with respect to EMX or Elemental Altus, as applicable) and such Party terminates the Arrangement Agreement or the material breach of such Party's non-solicitation covenants, then such Party will pay the applicable Termination Fee to the other Party.

In addition to the foregoing, the Arrangement Agreement may terminated due to the failure of EMX to obtain Securityholder Approval at the Meeting or Elemental Altus to obtain Elemental Altus Shareholder Approval at the Elemental Altus Meeting (such Party, the "Non-Approving Party") if:

(a) prior to such holding of the Elemental Altus Meeting or the EMX Meeting, a bona fide Acquisition Proposal with respect to Elemental Altus by any person or group of persons (other than EMX or any of its affiliates) is made to Elemental Altus and publicly announced by Elemental Altus or the person or group of persons who made such Acquisition Proposal, and such Acquisition Proposal has not expired or been withdrawn or terminated at least five Business Days prior to the Elemental Altus Meeting; and

(b) within twelve (months following the date of such termination, either (i) any Acquisition Proposal is consummated (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (a) above), or (ii) Elemental Altus or one or more of its subsidiaries, directly or indirectly, in a single transaction or series of related transactions, accepts, approves or enters into a legally binding agreement in respect of any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (a) above) and such Acquisition Proposal is later consummated or effected (whether or not within such twelve month period), provided that, for the purposes of the above "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%". If so terminated, then the Non-Approving Party will pay to the other Party the Termination Fee within two Business Days following the closing of the applicable transaction.

Elemental Altus shall also be required to pay the Elemental Altus Termination Fee to EMX if the Elemental Altus Financing is terminated or the condition to completing the Elemental Altus Financing is not completed.

Expense Reimbursement

In the event the Arrangement Agreement is terminated by EMX or Elemental Altus, where (i) the Elemental Altus Shareholder Approval is not obtained at the Elemental Altus Meeting; or (ii) the Securityholder Approval is not obtained at the Meeting, respectively, such terminating Party is entitled to an expense reimbursement payment of C$2 million provided that no expense reimbursement shall be payable to the terminating Party if such terminating Party has failed to obtain its requisite shareholder approval at its securityholder meeting (if held prior to such time) or a Material Adverse Effect with respect to the terminating Party has occurred prior to its securityholder meeting.

Termination

Subject to payment of the Termination Fee where applicable, the Arrangement Agreement may be terminated and the Arrangement abandoned at any time prior to the Effective Time:

(a) by mutual written agreement of EMX and Elemental Altus;

(b) by either EMX or Elemental Altus if:

(i) the Effective Time shall not have occurred on or before the Outside Date, provided that such termination right shall not be available to a Party whose failure to fulfill any of its obligations or whose breach of any of its representations and warranties under the Arrangement Agreement has been the principal cause of the failure of the Effective Time to occur by the Outside Date;

(ii) after the date of the Arrangement Agreement, there shall be enacted, enforced, amended or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibits or enjoins EMX, Elemental Altus or Acquireco from consummating the Arrangement and such Law (if applicable) or enjoinment shall have become final and non-appealable, provided that the enactment, enforcement, amendment or making of such Law or enjoinment was not caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants under the Arrangement Agreement;

(iii) the Securityholder Approval is not obtained at the Meeting in accordance with the Interim Order, provided that a Party may not terminate if the failure to obtain the Securityholder Approval has been principally caused by a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under the Arrangement Agreement;

(iv) the Elemental Altus Shareholder Approval is not obtained at the Elemental Altus Meeting (including any adjournment or postponement thereof) in accordance with the Arrangement Agreement, provided that a Party may not terminate if the failure to obtain the Elemental Altus Shareholder Approval, if required, has been principally caused by a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under the Arrangement Agreement; or

(c) by Elemental Altus if:

(i) the EMX Board makes an EMX Change in Recommendation (unless the basis for the EMX Change in Recommendation is within the circumstances described in the Arrangement Agreement resulting from a Material Adverse Effect with respect to Elemental Altus);

(ii) prior to Elemental Altus Shareholder Approval, Elemental Altus enters into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with the terms of the Arrangement Agreement, provided that concurrently with such termination, Elemental Altus pays the Elemental Altus Termination Fee;

(iii) subject to the notice and cure provisions set out in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of EMX set out in the Arrangement Agreement (other than the non-solicitation provisions) shall have occurred that would cause the conditions precedent to the benefit of Elemental Altus not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the notice and cure provisions set out in the Arrangement Agreement; provided that any willful breach of any representation, warranty, covenant or agreement shall be deemed to be incapable of being cured and provided further that Elemental Altus is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any of the conditions to the obligations of EMX not to be satisfied;

(iv) EMX is in breach or default of any of its non-solicitation obligations in any material respect or covenants set forth in the Arrangement Agreement;

(v) a Material Adverse Effect in respect of EMX has occurred and is continuing such that the corresponding condition is incapable of being satisfied by the Outside Date; or

(d) by EMX if:

(i) the Elemental Altus Board makes an Elemental Altus Change in Recommendation (unless the basis for the Elemental Altus Change in Recommendation is within the circumstances described in the Arrangement Agreement resulting from a Material Adverse Effect with respect to EMX);

(ii) prior to the Securityholder Approval, EMX enters into an Alternative Transaction Agreement with respect to a Superior Proposal in accordance with the terms of the Arrangement Agreement, provided that concurrently with such termination, EMX pays the EMX Termination Fee;

(iii) subject to the notice and cure provisions set out in the Arrangement Agreement, a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Elemental Altus set out in the Arrangement Agreement (other than the non-solicitation provisions) shall have occurred that would cause the conditions precedent to the benefit of EMX not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the notice and cure provisions set out in the Arrangement Agreement; provided that any willful breach of any representation, warranty, covenant or agreement shall be deemed to be incapable of being cured and provided further that EMX is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any of the conditions to the obligations of Elemental Altus not to be satisfied;

(iv) the Elemental Altus Financing Subscription Agreement is terminated for any reason (for greater certainty, other than where the Effective Time shall not have occurred on or before the Outside Date and such non-occurrence did not result from a breach of the Elemental Altus Financing Subscription Agreement by any party thereto) and/or the corresponding condition is incapable of being satisfied by the Effective Date, including as a result of a breach of the Elemental Altus Financing Subscription Agreement by any party thereto, but excluding, in all cases, either the termination of the Elemental Altus Financing Subscription Agreement and/or the corresponding condition being incapable of being satisfied solely due to the Elemental Altus Shareholder Approval not being obtained at the Elemental Altus Meeting (including any adjournment or postponement thereof) in accordance with the Arrangement Agreement;

(v) Elemental Altus is in breach or default of any of its non-solicitation obligations in any material respect or covenants set forth in the Arrangement Agreement; or

(vi) a Material Adverse Effect in respect of Elemental has occurred and is continuing such that the corresponding condition is incapable of being satisfied by the Outside Date.

For the complete text of the applicable provisions, see section 8.2 of the Arrangement Agreement.

Amendments

Subject to the provisions of the Interim Order, the Final Order and the Plan of Arrangement, the Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting or the Elemental Altus Meeting, but not later than the Effective Time, be amended by mutual written agreement of the Parties without, subject to applicable Laws, further notice to or authorization on the part of the Securityholders and any such amendment may, subject to the Interim Order, the Final Order, the Plan of Arrangement and applicable Law, without limitation:

(a) change the time for performance of any of the obligations or acts of the Parties;

(b) waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant to the Arrangement Agreement;

(c) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(d) waive compliance with or modify any mutual conditions precedent contained in the Arrangement Agreement.

For the complete text of the applicable provisions, see section 8.3 of the Arrangement Agreement.

PART III -  RISK FACTORS

Risk Factors Related to the Arrangement

The completion of the Arrangement involves certain risks. In addition to the risk factors described under the heading "Risk Factors" in each of the EMX AIF and Elemental Altus AIF, which risk factors are specifically incorporated by reference into this Circular, and the risk factors described under "Appendix I - Information Concerning EMX - Risk Factors" and "Appendix J - Information Concerning Elemental Altus - Risk Factors" in this Circular, the following are additional and supplemental risk factors which Securityholders should carefully consider before making a decision regarding approving the Arrangement Resolution. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to EMX or Elemental Altus, may also adversely affect EMX or Elemental Altus prior to completion of the Arrangement, or the Combined Company if the Arrangement is completed.

The Arrangement is subject to satisfaction or waiver of various conditions, and there is no certainty that all conditions will be satisfied or waived

Completion of the Arrangement is subject to, among other things, the approval of the Court, Securityholder Approval and Elemental Altus Shareholder Approval, none of which are within the control of either EMX and Elemental Altus to obtain. In addition, completion of the Arrangement is conditional upon the satisfaction of the conditions precedent to the Elemental Altus Financing. There can be no assurance that these conditions will be satisfied or that the Arrangement will be completed as currently contemplated or at all. If, for any reason, the Arrangement is not completed or its completion is substantially delayed, the market price of EMX Shares or Elemental Altus Shares may be materially adversely effected. In such events, EMX's or Elemental Altus' business, financial condition or results of operations could also be subject to material adverse consequences.

It is also a condition to completion of the Arrangement that the Key Regulatory Approvals shall have been obtained, including that the TSX-V and a U.S. Exchange shall have conditionally approved the listing, subject only to satisfaction of the customary listing conditions, of the Consideration Shares and the Elemental Altus Shares issuable upon exercise or conversion of the Replacement Options and EMX Warrants. Accordingly, Elemental Altus has applied to obtain the conditional approval of the listing of the Consideration Shares and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants for trading on the TSX-V. Elemental Altus has informed EMX that it has applied for the approval of the listing of the Elemental Altus Shares (including the Consideration Shares and the Elemental Altus Shares issuable upon the exercise of the Replacement Options and EMX Warrants) on NASDAQ, however such listing will be subject to Elemental Altus satisfying the initial listing conditions of NASDAQ with respect to the listing of such Elemental Altus Shares. The TSX-V has conditionally approved the listing of the Elemental Altus Shares to be issued under the Arrangement and the Elemental Altus Shares issuable upon exercise of the Replacement Options and EMX Warrants, subject to filing certain documents following the closing of the Arrangement.

Shareholders will receive a fixed number of Elemental Altus Shares and the market value of Elemental Altus Shares may fluctuate prior to and following completion of the Arrangement

Shareholders will receive a fixed number of Elemental Altus Shares under the Arrangement, rather than a variable number of Elemental Altus Shares with a fixed relative market value. As the number of Elemental Altus Shares to be received in respect of each EMX Share under the Arrangement will not be adjusted to reflect any change in the relative market value of EMX Shares (or in the relative market value of Elemental Altus Shares), the number of Elemental Altus Shares received by Shareholders under the Arrangement may vary significantly from the relative market value of EMX Shares expressed at the dates referenced in this Circular. There can be no assurance that the relative market price of EMX Shares on the Effective Date will be the same or similar to the relative market price of such shares on the date of the Meeting. The underlying cause of any such change in relative market price may not constitute a Material Adverse Effect, the occurrence of which in respect of a Party could entitle the other Party to terminate the Arrangement Agreement, or otherwise entitle either Party to terminate the Arrangement Agreement. In addition, the number of Elemental Altus Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market prices of EMX Shares or Elemental Altus Shares. Many of the factors that affect the market prices of the EMX Shares or Elemental Altus Shares are beyond the control of EMX or Elemental Altus, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, adverse political developments, prevailing conditions in the capital markets and interest rate fluctuations. There can also be no assurance that the trading price of the Elemental Altus Shares will not decline following the completion of the Arrangement.

The Arrangement Agreement may be terminated in certain circumstances

Each of EMX and Elemental Altus has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty, nor can either of EMX or Elemental Altus provide any assurance, that the Arrangement will not be terminated by either EMX or Elemental Altus before the completion of the Arrangement. For instance, EMX has the right, in certain circumstances, to terminate the Arrangement Agreement if there is a Material Adverse Effect relating to Elemental Altus. Conversely, Elemental Altus has the right, in certain circumstances, to terminate the Arrangement Agreement if there is a Material Adverse Effect relating to EMX. There is no assurance that a Material Adverse Effect relating to EMX will not occur before the Effective Date, in which case Elemental Altus could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Failure to complete the Arrangement could negatively impact the trading price of the EMX Shares or otherwise adversely affect the business of EMX. If the Arrangement Agreement is terminated, EMX may be required to pay the Termination Fee or expense reimbursement of up to C$2 million in certain circumstances.

While the Arrangement is pending, EMX is restricted from pursuing alternatives to the Arrangement and taking other certain actions

Under the Arrangement Agreement, EMX is restricted, subject to certain limited exceptions, from making, soliciting, initiating, promoting or otherwise knowingly facilitating, including by way of furnishing information, permitting any visit to its facilities or entering into any form of agreement, arrangement or understanding regarding an Acquisition Proposal. In addition, the Arrangement Agreement restricts EMX from taking specified actions until the Arrangement is completed without the consent of Elemental Altus, which may adversely affect the ability of EMX to execute certain business strategies, including, but not limited to, the ability in certain cases to enter into or amend contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures. These restrictions may prevent EMX from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of EMX's resources to the completion thereof and the restrictions that were imposed on EMX under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of EMX as a standalone entity.

EMX could be required to pay Elemental Altus a termination fee of approximately C$15.75 million in specified circumstances

The Arrangement Agreement provides that EMX will be required to pay a termination fee of approximately C$15.75 million to Elemental Altus, upon termination of the Arrangement Agreement under certain specified circumstances, including, among others, where: (i) Elemental Altus terminates the Arrangement Agreement as a result of an EMX Change in Recommendation (subject to the exceptions set forth in the Arrangement Agreement); (ii) Elemental Altus terminates the Arrangement Agreement due to a material breach by EMX of the non-solicitation provisions of the Arrangement Agreement; (iii) EMX terminates the Arrangement Agreement due to EMX entering into an agreement, understanding or arrangement in respect of a Superior Proposal; (iv) by Elemental Altus in the event of certain breaches by EMX of its representations and warranties or certain failures to perform covenants and agreements set forth in the Arrangement Agreement  or by either Party if the Securityholder Approval is not obtained, and subject to certain conditions if, prior to the holding of the Meeting, a bona fide Acquisition Proposal is made with respect to EMX and within 12 months of the date of termination, an Acquisition Proposal is consummated or EMX enters into a binding agreement with respect to an Acquisition Proposal.

The Termination Fee that may be payable by EMX to Elemental Altus may discourage other parties from attempting to enter into a business transaction with EMX, even if those parties would otherwise be willing to enter into an agreement with EMX for a business combination and would be prepared to pay consideration with a higher price per share or cash market value than the per share market value proposed to be received or realized in the Arrangement. In addition, payment of such amount may have a material adverse effect on the business and affairs of EMX. See "Part II - The Arrangement Agreement - Expenses and Termination - Termination".

The Termination Payment, if triggered, and the terms of the Voting Agreements, may discourage other parties from attempting to acquire EMX

Under the Arrangement Agreement, EMX is required to pay to Elemental Altus a Termination Fee of C$15.75 million in specified circumstances (see "The Arrangement Agreement - Expenses and Termination Fees"). The Termination Payment may discourage other parties from making an Acquisition Proposal, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by Elemental Altus under the Arrangement.

Furthermore, certain Shareholders holding approximately 22.62% of the issued and outstanding EMX Shares have entered into Voting Agreements with Elemental Altus. The Voting Agreements set forth, among other things, the agreement of the EMX Supporting Shareholders to (i) vote all of their securities entitled to vote for the approval of the Arrangement Resolution, and; (ii) vote all of their securities entitled to vote against any Acquisition Proposal, and/or any matter that could reasonably be expected to delay, prevent, impede or frustrate the successful completion of the Arrangement or any other transaction contemplated by the Arrangement Agreement (See "The Arrangement - Voting Agreements"). As a result, the Voting Agreements may discourage other parties from attempting to acquire the EMX Shares, even if those parties would otherwise be willing to offer greater value to Shareholders than that offered by Elemental Altus under the Arrangement.

EMX will incur costs even if the Arrangement is not completed and EMX or Elemental Altus may have to pay various expenses incurred in connection with the Arrangement, including up to C$2 million as an expense reimbursement if the Arrangement Agreement is terminated in certain circumstances

Certain costs related to the Arrangement, such as legal, accounting and certain financial advisor fees, must be paid by EMX even if the Arrangement is not completed. EMX is liable for its own costs incurred in connection with the Arrangement.

EMX is required to pay to Elemental Altus an amount up to C$2 million as an expense reimbursement if either Party terminates the Arrangement Agreement as a result of the EMX Securityholder Approval not being obtained at the Meeting, provided that such Party may not terminate for such reason if the failure to obtain the EMX Securityholder Approval has been principally caused by a breach by such Party of any of its representations or warranties, or the failure of such Party to perform any of its covenants or agreements, under the Arrangement Agreement.

EMX and Elemental Altus have also incurred and expect to incur additional material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement, including costs related to obtaining required securityholder and court approvals. Additional unanticipated costs or expenses may be incurred by Elemental Altus in the course of coordinating the businesses of the Combined Company.

If the Arrangement is not consummated by the Outside Date, either EMX or Elemental Altus may elect not to proceed with the Arrangement

Pursuant to the Arrangement Agreement, either EMX or Elemental Altus may terminate the Arrangement Agreement if the Arrangement has not been completed by February 4, 2026, unless (i) extended by mutual agreement of the Parties or (ii) extended by any one Party for a period of not less than 30 days and not more than 90 days under certain conditions, in each case in accordance with the terms of the Arrangement Agreement.

EMX and Elemental Altus may become the targets of legal claims, securities class actions, derivative lawsuits and other claims and any such claims may delay or prevent the Arrangement from being completed

EMX and Elemental Altus may be the target of securities class actions and derivative lawsuits which could result in substantial costs and may delay or prevent the Arrangement from being completed. Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into an agreement to acquire a public company or to be acquired. Third parties may also attempt to bring claims against EMX and Elemental Altus seeking to restrain the Arrangement or seeking monetary compensation or other remedies. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the Arrangement, then that injunction may delay or prevent the Arrangement from being completed.

Uncertainty surrounding the Arrangement could adversely affect EMX's or Elemental Altus' retention of personnel and business relationships and could negatively impact future business and operations

The Arrangement is dependent upon satisfaction of various conditions, and as a result its completion is subject to uncertainty. In response to this uncertainty, EMX's suppliers may delay or defer decisions concerning EMX. Any change, delay or deferral of those decisions by suppliers could negatively impact the business, operations and prospects of EMX, regardless of whether the Arrangement is ultimately completed, or of Elemental Altus if the Arrangement is completed. Similarly, current and prospective employees of EMX may experience uncertainty about their future roles with Elemental Altus until Elemental Altus' strategies with respect to such employees are determined and announced. This may adversely affect EMX's ability to attract or retain key employees in the period until the Arrangement is completed or thereafter.

The pending Arrangement may divert the attention of EMX's and Elemental Altus' management

The pendency of the Arrangement could cause the attention of EMX's and Elemental Altus' management to be diverted from the day-to-day operations and suppliers may seek to modify or terminate their business relationships with either party. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of EMX and Elemental Altus regardless of whether the Arrangement is ultimately completed, or of Elemental Altus if the Arrangement is completed.

Dissent Rights may result in payments that impair EMX's financial resources or result in Elemental Altus electing not to complete the Arrangement

Registered Shareholders have the right to exercise certain Dissent Rights and demand payment of the fair value of their EMX Shares in cash in connection with the Arrangement in accordance with the BCBCA, as modified by the Plan of Arrangement, the Interim Order and any other order of the Court. If there are significant number of Dissenting Shareholders, a substantial cash payment may be required to be made to such Dissenting Shareholders that could have an adverse effect on EMX's financial condition and cash resources if the Arrangement is completed. Additionally, if holders of more than 5% of the EMX Shares elect to exercise their Dissent Rights, Elemental Altus may elect to not complete the Arrangement. See "Part I - The Arrangement - Right to Dissent".

EMX directors and officers may have interests in the Arrangement different from the interests of Securityholders following completion of the Arrangement

Certain of the directors and executive officers of EMX negotiated the terms of the Arrangement Agreement, and the Board (subject to abstentions) and the Special Committee have each unanimously recommended that Securityholders vote FOR the Arrangement. These directors and executive officers may have interests in the Arrangement that are different from, or in addition to, those of Securityholders generally. These interests include, but are not limited to, the continued employment of certain senior officers of EMX by Elemental Altus, the appointment of certain directors of EMX to the board of directors of the Combined Company, the acceleration of payments or vesting of equity-based awards and cash payments in connection with change of control provisions. Securityholders should be aware of these interests when they consider the Board's and the Special Committee's unanimous recommendations to the Securityholders. The Board and the Special Committee were aware of, and considered, these interests when it determined that the Arrangement Agreement was in the best interests of EMX and made its unanimous recommendation to the Securityholders. See "Part I - The Arrangement - Interests of Certain Persons or Companies in the Arrangement".

Tax consequences of the Arrangement may differ from anticipated treatment, including that if the Arrangement does not qualify as a tax-deferred Reorganization, some Shareholders may be required to pay substantial U.S. federal income taxes

There can be no assurance that the CRA, the IRS or other applicable taxing authorities will agree with the Canadian and U.S. federal income tax consequences of the Arrangement, as applicable, as set forth in this Circular. Furthermore, there can be no assurance that applicable Canadian and U.S. income tax Laws, regulations or tax treaties will not change (legislatively, judicially or otherwise) or be interpreted in a manner, or that applicable taxing authorities will not take an administrative position, that is adverse to EMX, Elemental Altus or their respective shareholders following completion of the Arrangement. Taxation authorities may also disagree with how EMX or Elemental Altus, following the Arrangement, calculate or have in the past calculated their income or other amounts for tax purposes. Any such events could adversely affect Elemental Altus, its share price or the dividends that may be paid to the Elemental Altus Shareholders following completion of the Arrangement.

Although EMX and Elemental Altus intend that the Arrangement will qualify for U.S. federal income tax purposes as a tax-deferred Reorganization, it is possible that the IRS may assert that the Arrangement fails to qualify as such. If the IRS were to be successful in any such contention, or if for any other reason the Arrangement was to fail to qualify as a tax-deferred Reorganization, each U.S. Holder of EMX Shares would recognize a gain or loss with respect to all of such U.S. Holder's EMX Shares, as applicable, based on the difference between: (i) the fair market value of the Elemental Altus Shares received; and (ii) that U.S. Holder's tax basis in such U.S. Holder's EMX Shares. See "Part V - Certain United States Federal Income Tax Considerations".

The issuance of a significant number of Elemental Altus Shares and a resulting "market overhang" could adversely effect the market price of the Elemental Altus Shares after completion of the Arrangement and Elemental Altus Financing

On completion of the Arrangement, together with the Elemental Altus Financing, a significant number of additional Elemental Altus Shares will be issued and available for trading in the public market. The increase in the number of Elemental Altus Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as "market overhang"), either of which may adversely affect the market for, and the market price of, the Elemental Altus Shares.

EMX has not verified the reliability of the information regarding Elemental Altus included in, or which may have been omitted from this Circular

Unless otherwise indicated, all historical information regarding Elemental Altus contained in this Circular, including all Elemental Altus financial information, has been derived from Elemental Altus' publicly disclosed information or provided by Elemental Altus. Although EMX has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in Elemental Altus' publicly disclosed information, including the information about or relating to Elemental Altus contained in this Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect our operational and development plans and our results of operations and financial condition.

Risk Factors Related to the Operations of the Combined Company

There are risks related to the integration of EMX's and Elemental Altus' existing businesses

The ability to realize the benefits of the Arrangement will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Elemental Altus' ability to realize the anticipated growth opportunities, capital funding opportunities and operating synergies from integrating EMX's and Elemental Altus' businesses following completion of the Arrangement. Many operational and strategic decisions and certain staffing decisions with respect to the Combined Company have not yet been made. These decisions and the integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of the Combined Company, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of Elemental Altus, following completion of the Arrangement, to achieve the anticipated benefits of the Arrangement.

The consummation of the Arrangement may pose special risks, including one-time write-offs, restructuring charges and unanticipated costs. Although EMX, Elemental Altus and their respective advisors have conducted due diligence on the various operations, there can be no guarantee that the Combined Company will be aware of any and all liabilities of EMX or the Arrangement. As a result of these factors, it is possible that certain benefits expected from the combination of EMX and Elemental Altus may not be realized. Any inability of management to successfully integrate the operations could have an adverse effect on the business, financial condition and results of operations of the Combined Company.

The relative trading price of the EMX Shares and Elemental Altus Shares prior to the Effective Time and the trading price of the Elemental Altus Shares following the Effective Time may be volatile

The relative trading price of the EMX Shares have been and may continue to be subject to and, following completion of the Arrangement, the Elemental Altus Shares may be subject to, material fluctuations and may increase or decrease in response to a number of events and factors, including:

  changes in the market price of commodities;

  current events affecting the economic situation in Canada, U.S. and internationally;

  trends in the global mining and royalty and streaming industries;

  regulatory and/or government actions, rulings or policies;

  changes in financial estimates and recommendations by securities analysts or rating agencies;

  acquisitions and financings;

  the economics of current and future projects and operations of EMX and Elemental Altus;

  quarterly variations in operating results;

  the operating and share price performance of other companies, including those that investors may deem comparable;

  the issuance of additional equity securities by EMX or Elemental Altus, as applicable, or the perception that such issuance may occur; and

  purchases or sales of blocks of EMX Shares or Elemental Altus Shares as applicable.

Unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and may not be indicative of the results of operations or financial condition of the Combined Company

The unaudited pro forma condensed combined financial statements included in this Circular are presented for illustrative purposes only to show the effect of the Arrangement, and should not be considered to be an indication of the financial condition or results of operations of the Combined Company following completion of the Arrangement. For example, the pro forma condensed combined financial statements have been prepared using the consolidated historical financial statements of EMX and Elemental Altus and do not represent a financial forecast or projection. In addition, the pro forma condensed combined financial statements included in this Circular is based in part on certain assumptions regarding the Arrangement. These assumptions may not prove to be accurate, and other factors may affect the Combined Company's results of operations or financial condition following completion of the Arrangement. Accordingly, the historical and pro forma condensed combined financial statements included in this Circular do not necessarily represent Elemental Altus' results of operations and financial condition had EMX and Elemental Altus operated as a combined entity during the periods presented, or of the Combined Company's results of operations and financial condition following the Arrangement.

In preparing the pro forma condensed combined financial statements contained in this Circular, Elemental Altus has given effect to, among other items, the completion of the Arrangement and the issuance of the Consideration Shares. The unaudited pro forma condensed combined financial statements do not reflect all of the costs that are expected to be incurred Elemental Altus in connection with the Arrangement. For example, the impact of any incremental costs incurred in integrating Elemental Altus and EMX is not reflected in the pro forma condensed combined financial statements. See also the notes to the unaudited pro forma condensed combined financial statements included in Appendix M "Unaudited pro forma Financial Information" attached to this Circular.

Mineral reserve and mineral resource figures pertaining to EMX's and Elemental Altus' royalty and stream interests are only estimates and are subject to revision based on developing information

Information pertaining to the mineral reserves and mineral resources of EMX and Elemental Altus' royalty and stream interests presented in this Circular, or incorporated by reference herein, are estimates and no assurances can be given as to their accuracy. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Mineral reserve and mineral resource estimates are materially dependent on the prevailing price of minerals and the cost of recovering and processing minerals at the individual mine sites. Market fluctuations in the price of minerals or increases in recovery costs, as well as various short-term operating factors, may cause a mining operation to be unprofitable in any particular accounting period.

The estimates of mineral reserves and mineral resources attributable to any specific royal or stream interest of EMX or Elemental Altus are based on accepted engineering and evaluation principles. The estimated amount of contained minerals in proven mineral reserves and probable mineral reserves does not necessarily represent an estimate of a fair market value of the evaluated properties.

Following completion of the Arrangement, the Combined Company may issue additional equity securities or incur additional debt

Following completion of the Arrangement, the Combined Company may issue equity securities or incur additional debt to finance its activities, including in order to finance acquisitions and to sustain its increased capital requirements. If the Combined Company were to issue equity securities, a holder of Elemental Altus Shares may experience dilution in the Combined Company's cash flow or earnings per share. Moreover, as the Combined Company's intention to issue additional equity securities becomes publicly known, the Combined Company's price may be materially adversely affected. If the Combined Company were to incur additional debt, the Combined Company may be required to make significant interest and principal payments.

Failure by Elemental Altus and/or EMX to comply with applicable Laws prior to the Arrangement could subject the Combined Company to penalties and other adverse consequences following completion of the Arrangement

Elemental Altus is subject to various Canadian, U.S., and other foreign anti-corruption Laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act. EMX is similarly subject to various Canadian, U.S., and other foreign anti-corruption Laws and regulations such as the Corruption of Foreign Public Officials Act (Canada) and the United States Foreign Corrupt Practices Act. The foregoing Laws prohibit companies and their intermediaries from making improper payments to officials for the purpose of obtaining or retaining business. In addition, such Laws require the maintenance of records relating to transactions and an adequate system of internal controls over accounting. There can be no assurance that either Party's internal control policies and procedures, compliance mechanisms or monitoring programs will protect it from recklessness, fraudulent behavior, dishonesty or other inappropriate acts or adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation. Any failure by Elemental Altus or EMX to comply with anti-bribery and anti-corruption legislation could result in severe criminal or civil sanctions, and may subject Elemental Altus to other liabilities, including fines, prosecution, potential debarment from public procurement and reputational damage, all of which could have an adverse effect on the business, consolidated results of operations and consolidated financial condition of Elemental Altus following completion of the Arrangement. Investigations by governmental authorities could have an adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

Elemental Altus and EMX are also subject to a wide variety of Laws relating to the environment, health and safety, taxes, employment, labour standards, money laundering, terrorist financing and other matters in the jurisdictions in which they hold royalty and stream interests. A failure by either of Elemental Altus or EMX to comply with any such legislation prior to the Arrangement could result in severe criminal or civil sanctions, and may subject Elemental Altus and EMX to other liabilities, including fines, prosecution and reputational damage, all of which could have an adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement. The compliance mechanisms and monitoring programs adopted and implemented by either of Elemental Altus or EMX prior to the Arrangement may not adequately prevent or detect possible violations of such applicable Laws. Investigations by governmental authorities could also have an adverse effect on the business, consolidated results of operations and consolidated financial condition of the Combined Company following completion of the Arrangement.

The Combined Company may be subject to tax in various jurisdictions

The Combined Company will have operations in various provinces, states and countries and be subject to differing tax laws and rates. Taxation authorities may disagree with how Elemental Altus and EMX calculate or have in the past calculated their income or other amounts for tax purposes. The tax treatment of the Combined Company is subject to changes in tax laws, regulations and treaties, or the interpretation thereof. Any such events or changes could adversely affect the Combined Company or its share price following completion of the Arrangement.

The Combined Company will have a significant shareholder, and dispositions of common shares of the Combined Company by the significant shareholder could have an adverse effect on the market price of the common shares of the Combined Company. In addition, the significant shareholder may influence the Combined Company through its shareholdings.

Following completion of the Arrangement and the Elemental Altus Financing, Tether will own approximately 26.4% of the common shares of the Combined Company. In addition, Tether holds an option to acquire (but not the obligation to acquire) an additional 3,444,458 Elemental Altus Shares from an existing Elemental Altus Shareholder. If such option is exercised, following completion of the Arrangement and the Elemental Altus Financing, Tether will own approximately 31.8% of the Combined Company. If Tether were to sell a substantial number of common shares of the Combined Company in the public market, the market price of the common shares could fall. Further, as long as Tether maintains its ownership interest in the Combined Company, it may be able to exert influence over matters that are to be determined by votes of the holders of common shares of the Combined Company. There is a risk that the interests of Tether differ from those of other shareholders of the Combined Company.

PART IV -  CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations under the Tax Act relating to the exchange of EMX Shares for the Consideration pursuant to the Arrangement and the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement generally applicable to an EMX Shareholder who, for purposes of the Tax Act and at all relevant times, (i) deals at arm's length with EMX, Acquireco, Amalco and Elemental Altus, (ii) is not affiliated with EMX, Acquireco, Amalco or Elemental Altus, and (iii) holds all EMX Shares, and will hold all Elemental Altus Shares received pursuant to the Arrangement, as capital property (a "Holder"). EMX Shares and Elemental Altus Shares will generally be considered to be capital property to a Holder unless the Holder holds or uses, or is deemed to hold or use the shares in the course of carrying on a business of trading or dealing in securities or acquired the shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act as of the date hereof and the current published administrative policies and assessing practices of the CRA. This summary also takes into account all specific proposals to amend the Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) in writing prior to the date hereof (the "Proposed Amendments"), and assumes all such Proposed Amendments will be enacted in their present form, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in Law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein.

In addition, this summary is not applicable to a Holder (a) that is a "financial institution" for purposes of the "mark-to-market property" rules in the Tax Act; (b) that is a "specified financial institution" (as defined in the Tax Act); (c) an interest in which is, or whose EMX Shares or Elemental Altus Shares are, a "tax shelter investment" (as defined in the Tax Act); (d) that has made a "functional currency" reporting election under the Tax Act to report its "Canadian tax results" (as defined in the Tax Act) in a currency other than Canadian currency; (e) that has or will enter into a "derivative forward agreement" or "synthetic disposition arrangement" (each as defined in the Tax Act) with respect to the EMX Shares or the Elemental Altus Shares; (f) that is a "foreign affiliate", as defined in the Tax Act, of a taxpayer resident in Canada; (g) that receives dividends on the EMX Shares or Elemental Altus Shares under or as part of a "dividend rental arrangement" (as defined in the Tax Act); or (h) that is exempt from tax under Part I of the Tax Act. This summary does not address the tax considerations applicable to holders of EMX Convertible Securities and EMX DSUs. Such holders should consult their own legal and tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes, or does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident person, or group of non-resident persons not dealing with each other at arm's length, for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT EXHAUSTIVE OF ALL POSSIBLE RELEVANT CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. THIS SUMMARY IS NOT, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR HOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER ARE MADE. ACCORDINGLY, HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE CANADIAN FEDERAL INCOME TAX CONSEQUENCES OF THE ARRANGEMENT HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

Holders Resident in Canada

The following portion of this summary is generally applicable to a Holder who, at all relevant times, is or is deemed to be resident in Canada for the purposes of the Tax Act or any applicable tax treaty (a "Resident Holder").

Certain Resident Holders whose EMX Shares or Elemental Altus Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have such shares and every other "Canadian security" (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election, and in all subsequent taxation years, deemed to be capital property. Resident Holders should consult their own tax advisors regarding whether such an election is available and advisable in their particular circumstances.

Exchange of EMX Shares for Elemental Altus Shares

A Resident Holder who receives Elemental Altus Shares in exchange for EMX Shares pursuant to the Arrangement will not realize a capital gain or capital loss as a result of the Amalgamation. Such Resident Holder will be deemed to have disposed of such EMX Shares for proceeds of disposition equal to the Resident Holder's adjusted cost base of such shares immediately before the Arrangement and to have acquired the Elemental Altus Shares at a cost equal to the Resident Holder's deemed proceeds of disposition of their EMX Shares.

The adjusted cost base of all Elemental Altus Shares owned by the Resident Holder immediately after the exchange will be determined by averaging the cost of the Elemental Altus Shares acquired on the exchange with the adjusted cost base of any other Elemental Altus Shares, if any, held by the Resident Holder as capital property.

Dividends on Elemental Altus Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on Elemental Altus Shares during such taxation year.

In the case of a Resident Holder that is an individual (including certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to "taxable dividends" received from a "taxable Canadian corporation" (each as defined in the Tax Act). Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as "eligible dividends" will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of Elemental Altus to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividends that are included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a "private corporation" or a "subject corporation", each as defined in the Tax Act, may be liable to pay a tax under Part IV of the Tax Act (which may be refundable, subject to the detailed rules in the Tax Act) on dividends received or deemed to be received on Elemental Altus Shares to the extent such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

Disposition of Elemental Altus Shares

A Resident Holder that disposes or is deemed to dispose of Elemental Altus Shares will generally realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the holder of the Elemental Altus Share immediately before the disposition. The taxation of capital gains and capital losses is described immediately below under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Taxation of Capital Gains and Capital Losses

Generally, and subject to and in accordance with the detailed rules contained in the Tax Act, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year and is required to deduct one-half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

The amount of any capital loss realized on the disposition of a share by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by such Resident Holder on such share (or on a share for which such a share is substituted or exchanged). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns any such shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder (including a Resident Dissenting Holder) that is throughout the relevant taxation year a "Canadian-controlled private corporation" (as defined in the Tax Act) or at any time in the taxation year a "substantive CCPC" (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of taxable capital gains, interest and certain dividends. Such Resident Holders should consult their own tax advisors.

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received, by a Resident Holder (including a Resident Dissenting Holder) that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of alternative minimum tax.

Dissenting Resident Holders

A Resident Holder who validly exercises their dissent rights (a "Resident Dissenting Holder") will be entitled to be paid the fair value of the EMX Shares by Amalco on or after the Effective Time in accordance with the Dissent Rights, and will receive a cash payment from Amalco in respect of the fair value of the Resident Dissenting Holder's EMX Shares. Such a Resident Dissenting Holder will be considered to have disposed of the EMX Shares for proceeds of disposition equal to the amount received by the Resident Dissenting Holder (less any interest awarded by a court). Based on our understanding of CRA's administrative policy, such Resident Dissenting Holder should realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition received, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Dissenting Holder of the EMX Shares. See also above under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses".

Interest, if any, awarded to a Resident Dissenting Holder by a Court will be included in the Resident Dissenting Holder's income for the purposes of the Tax Act.

Resident Holders who wish to exercise Dissent Rights should consult their own tax advisors with respect to the income tax consequences applicable to their particular circumstances.

Eligibility for Investment

The Elemental Altus Shares to be issued pursuant to the Arrangement would, if issued on the date hereof, be "qualified investments" under the Tax Act for trusts governed by registered disability savings plans, registered education savings plans, registered retirement income funds, registered retirement savings plans, tax-free savings accounts, and first home savings accounts (collectively "Registered Plans") or a deferred profit sharing plan ("DPSP"), each as defined under the Tax Act, provided that, at all that time, the Elemental Altus Shares are listed on a "designated stock exchange" as defined for purposes of the Tax Act (which currently includes the TSX-V and each U.S. Exchange).

Notwithstanding that Elemental Altus Shares may be a "qualified investment" for a trust governed by a Registered Plan, the holder, annuitant or subscriber of a Registered Plan, as the case may be (a "Controlling Individual"), will be subject to a penalty tax if such shares are a "prohibited investment" (as defined in the Tax Act) for the Registered Plan. Elemental Altus Shares will generally not be a "prohibited investment" for a Registered Plan provided that the Controlling Individual deals at arm's length with Elemental Altus for purposes of the Tax Act and does not have a "significant interest" (as defined in the Tax Act for the purposes of the prohibited investment rules) in Elemental Altus. In addition, Elemental Altus Shares will not be a "prohibited investment" if the Elemental Altus Shares are "excluded property" for a trust governed by a Registered Plan within the meaning of the Tax Act.

Resident Holders that intend to hold Elemental Altus Shares in a Registered Plan or a DPSP should consult their own tax advisors in regard to their particular circumstances.

Holders Not Resident in Canada

This portion of the summary applies to a Holder who for the purposes of the Tax Act or any applicable tax treaty and at all relevant times, (i) is not and is not deemed to be a resident in Canada and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, EMX Shares or Elemental Altus Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules not discussed in this summary may apply to a non-resident insurer carrying on an insurance business in Canada and elsewhere or an "authorized foreign bank" as defined in the Tax Act. Such Non-Resident Holders should consult their own tax advisors.

Exchange of EMX Shares for Elemental Altus Shares

The tax consequences discussed above under the heading "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Exchange of EMX Shares for Elemental Altus Shares" will generally be applicable to Non-Resident Holders who exchange EMX Shares for Elemental Altus Shares pursuant to the Arrangement. In addition, if a Non-Resident Holder holds EMX Shares as "taxable Canadian property" for purposes of the Tax Act (see also discussion below under the heading "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Disposition of Elemental Altus Shares"), the Elemental Altus Shares received in consideration will be deemed to be "taxable Canadian property" of the Non-Resident Holder at any time that is within sixty (60) months after the Effective Time.

Dividends on Elemental Altus Shares

Dividends paid or credited, or deemed to be paid or credited, on Elemental Altus Shares to a Non-Resident Holder will be subject to withholding tax under the Tax Act at a rate of 25% on the gross amount of such dividend, unless the rate is reduced under the provisions of an applicable income tax treaty or convention. Under the Canada-United States Tax Convention (1980), as amended (the "U.S. Treaty"), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the U.S. for purposes of the U.S. Treaty, is the beneficial owner of the dividends, and is fully entitled to benefits under the U.S. Treaty (a "U.S. Treaty Holder") is generally limited to 15% of the gross amount of the dividend. The rate of withholding tax is further reduced to 5% in the case of a U.S. Treaty Holder that is a company that owns at least 10% of the voting stock of Elemental Altus. The Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (the "MLI") of which Canada is a signatory, affects many of Canada's bilateral tax treaties (but not the U.S. Treaty), including the ability to claim benefits thereunder.

Disposition of Elemental Altus Shares

A Non-Resident Holder who disposes of their Elemental Altus Shares will generally not be subject to tax under the Tax Act on the disposition nor will capital losses arising therefrom be recognized under the Tax Act, unless the Elemental Altus Shares constitute "taxable Canadian property" of the Non-Resident Holder and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention, including as a result of the application of the MLI.

Generally, Elemental Altus Shares will not be "taxable Canadian property" of a Non-Resident Holder at the time of disposition provided that such shares are listed on a "designated stock exchange" (as defined in the Tax Act, which currently includes the TSX-V and each U.S. Exchange) unless, at any time during the 60-month period preceding the disposition: (a) one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm's length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, held 25% or more of the issued shares of any class or series in the capital stock of the issuer; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, "Canadian resource property" or "timber resource property" (both as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists). Notwithstanding the foregoing, a share may also be deemed to be "taxable Canadian property" to a Non-Resident Holder for purposes of the Tax Act in certain other circumstances.

Even if a share is taxable Canadian property to a Non-Resident Holder at a particular time, such Non-Resident Holder may be exempt from tax on any capital gain realized on the disposition of such share by virtue of an applicable income tax treaty or convention, including as a result of the application of the MLI to which Canada is a signatory.

In the event that the Elemental Altus Shares constitute taxable Canadian property (other than treaty-protected property) of a particular Non-Resident Holder, the tax consequences as described above under "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Exchange of EMX Shares for Elemental Altus Shares" and "Certain Canadian Federal Income Tax Considerations - Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" will generally apply.

Non-Resident Holders should consult their own tax advisors having regard to their particular circumstances.

Dissenting Non-Resident Holders

A Non-Resident Holder who validly exercises their dissent rights (a "Non-Resident Dissenting Holder") will be entitled to be paid the fair value of the EMX Shares by Amalco on or after the Effective Time in accordance with the Dissent Rights, and will receive a cash payment from Amalco in respect of the fair value of the Non-Resident Dissenting Holder's EMX Shares.

Based on our understanding of CRA's administrative policy, such a Non-Resident Dissenting Holder will be considered to have disposed of the EMX Shares for proceeds of disposition equal to the amount received by the Non- Resident Dissenting Holder (less any interest awarded by a court) and will generally be treated in the manner as described above under "Certain Canadian Federal Income Tax Considerations - Holders Not Resident in Canada - Disposition of Elemental Altus Shares". A Non-Resident Dissenting Holder will generally not be subject to Canadian withholding tax under the Tax Act on any amount of interest received.

Non-Resident Holders who wish to exercise Dissent Rights should consult their own tax advisors with respect to the income tax consequences applicable to their particular circumstances.

PART V -  CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from the exchange of EMX Shares for the Consideration pursuant to the Arrangement and the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement and to a Non-U.S. Holder (as defined below) arising from the exchange of EMX Shares for the Consideration pursuant to the Arrangement. This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder or Non-U.S. Holder in light of such holder's own personal circumstances. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder or Non-U.S. Holder that may affect the U.S. federal income tax consequences to such holder (as discussed below), including specific tax consequences to a holder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any holder. This summary does not address the U.S. federal alternative minimum, U.S. federal net investment income, U.S. federal estate and gift, U.S. state and local, or non-U.S. tax consequences to holders of the receipt of the Consideration pursuant to the Arrangement and the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement. Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each U.S. Holder should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the Arrangement and the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement.

This summary does not discuss the U.S. federal income tax consequences of the Arrangement to holders of EMX Convertible Securities with respect to such securities. Holders of EMX Convertible Securities should consult their own tax advisors regarding the tax consequences of the Arrangement to them in light of their own personal circumstances.

No opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not address the U.S. federal income tax consequences to any particular person of the exchange of EMX Shares for the Consideration pursuant to the Arrangement, or the ownership and disposition of such Elemental Altus Shares received pursuant to the Arrangement. Each holder of EMX Shares should consult its own tax advisor regarding all U.S. federal, U.S. state and local, and non-U.S. tax consequences of the exchange of EMX Shares for the Consideration pursuant to the Arrangement and the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement. Further, this summary does not address the U.S. federal income tax consequences of transactions effected prior or subsequent to, or concurrently with, the Arrangement that, in each case, are not part of the Plan of Arrangement.

Scope of This Disclosure

Authorities

This summary is based on the U.S. Tax Code, proposed, final and temporary U.S. Treasury Regulations, published rulings of the IRS, published administrative positions of the IRS, the U.S. Treaty, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a prospective or retroactive basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of EMX Shares (or, after the Arrangement, Elemental Altus Shares) participating in the Arrangement or exercising Dissent Rights (with respect only to EMX Shares) pursuant to the Arrangement, that is for U.S. federal income tax purposes:

• an individual who is a citizen or resident of the United States;

• a corporation created or organized in or under the Laws of the United States, any state thereof or the District of Columbia;

• an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

• a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this discussion, a "Non-U.S. Holder" is any beneficial owner of EMX Shares that is neither a U.S. Holder nor an entity classified as a partnership for U.S. federal income tax purposes.

Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax consequences of the Arrangement or the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement to holders of EMX Shares that are subject to special provisions under the U.S. Tax Code, including holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a "functional currency" other than the U.S. dollar; (e) own EMX Shares (or after the Arrangement, Elemental Altus Shares) as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (f) acquired EMX Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold EMX Shares (or after the Arrangement, Elemental Altus Shares) other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (h) except as explicitly provided below, own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding EMX Shares (or after the Arrangement, Elemental Altus Shares); (i) are subject to special tax accounting rules in respect of the Elemental Altus Shares; (j) are controlled foreign corporations or passive foreign investment companies or shareholders of such corporations; (k) are corporations that accumulate earnings to avoid U.S. federal income tax; (l) are Non-U.S. Holders which are corporations organized outside the U.S., any state thereof or the District of Columbia that are nonetheless treated as U.S. corporations for U.S. federal income tax purposes; (m) are U.S. Holders that are subject to taxing jurisdictions other than, or in addition to, the United States or that hold EMX Shares (or after the Arrangement, Elemental Altus Shares) in connection with a trade or business, permanent establishment, or fixed base outside the United States; (n) are former citizens or long-term residents of the United States; (o) are partnerships and other pass-through entities or S corporations and owners of such entities; or (p) acquired EMX Shares by gift or inheritance. Holders that are subject to special provisions under the U.S. Tax Code, including those holders described immediately above, should consult their own tax advisors regarding all U.S. federal, state and local, and non-U.S., tax consequences relating to the Arrangement and the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement.

If an entity or arrangement that is classified as a partnership (including any other "pass-through" entity) for U.S. federal income tax purposes holds EMX Shares (or after the Arrangement, Elemental Altus Shares), the U.S. federal income tax consequences to such partnership and the partners (or owners) of such partnership of participating in the Arrangement and the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement generally will depend on the activities of the partnership and the status of such partners (or owners). This summary does not address the tax consequences to any such partnership or partner (or owner). Partners (or owners) of entities and arrangements that are classified as partnerships for U.S. federal, state and local, and non-U.S., tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the Arrangement and the ownership and disposition of Elemental Altus Shares received pursuant to the Arrangement.

Tax Consequences to U.S. Holders

Certain U.S. Federal Income Tax Consequences of the Arrangement to U.S. Holders

Tax Consequences if the Arrangement Qualifies as a Reorganization

The exchange of EMX Shares for the Consideration pursuant to the Arrangement is intended to be treated as a tax-deferred "reorganization" within the meaning of Section 368(a) of the Code (a "Reorganization"). There can be no assurance that the IRS will not challenge the qualification of the Arrangement as a Reorganization or that, if challenged, a U.S. court would not agree with the IRS. In addition, no opinion of counsel or ruling from the IRS concerning the U.S. federal income tax consequences of the Arrangement has been obtained and none will be requested. Accordingly, there is a risk that the exchange of EMX Shares for Elemental Altus Shares pursuant to the Arrangement will not be treated as made pursuant to a Reorganization.

If the exchange of EMX Shares for Elemental Altus Shares pursuant to the Arrangement is treated as made pursuant to a Reorganization, and subject to the PFIC rules discussed below, the exchange will have the following U.S. federal income tax consequences to U.S. Holders:

  a U.S. Holder will not recognize any gain or loss on the exchange of EMX Shares for Elemental Altus Shares;
  the aggregate tax basis of Elemental Altus Shares received by a U.S. Holder in the Arrangement will be equal to the aggregate tax basis of EMX Shares surrendered in exchange therefor; and
  the holding period of Elemental Altus Shares received by a U.S. Holder will include the holding period of the EMX Shares surrendered.

U.S. Holders that own, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Elemental Altus Shares after the exchange of their EMX Shares pursuant to the Arrangement will be required to enter into a "gain recognition agreement" within the meaning of Section 1.367(a)-8 of the U.S. Treasury Regulations in order to benefit from Reorganization treatment. If such a U.S. Holder does not enter into a "gain recognition agreement", the exchange of shares pursuant to the Arrangement will be a taxable transaction with respect to such U.S. Holder, the U.S. federal income tax consequences of which are described immediately below, except that no loss will be recognized if the exchange of EMX Shares for the Consideration pursuant to the Arrangement is otherwise treated as made pursuant to a Reorganization.

A U.S. Holder who acquired different blocks of EMX Shares with different holding periods and tax bases must generally apply the foregoing rules separately to each identifiable block of EMX Shares. Any such holder should consult its own tax advisor with regard to identifying the bases or holding periods of the particular Elemental Altus Shares received in the Arrangement.

Tax Consequences if the Arrangement Does Not Qualify as a Reorganization

If the exchange of EMX Shares for Elemental Altus Shares pursuant to the Arrangement is not treated as made pursuant to a Reorganization, or is otherwise taxable to a U.S. Holder, such U.S. Holder will recognize taxable gain or loss equal to the difference between the fair market value of the amount realized in the exchange and the U.S. Holder's adjusted tax basis in the EMX Shares exchanged. The amount realized will be the fair market value of the Elemental Altus Shares received (determined as of the time of the exchange). A U.S. Holder's adjusted tax basis in Elemental Altus Shares received in the exchange would be equal to their fair market value as of the date of the exchange, and the U.S. Holder's holding period for Elemental Altus Shares received pursuant to the Arrangement would commence on the day following the exchange.

Subject to the PFIC rules discussed below, any gain or loss generally would be capital gain or loss, which would be long-term capital gain or loss if such EMX Shares are held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Application of the PFIC Rules to the Arrangement

Gain on the disposition of stock in a corporation treated as a "passive foreign investment company" under Section 1297 of the Code (a "PFIC") with respect to a U.S. Holder is subject to special adverse U.S. federal income tax rules unless such U.S. Holder has timely made certain elections, as discussed more fully below (together with the rules governing the determination of whether a non-U.S. corporation qualifies as a PFIC with respect to a U.S. Holder) under "Part V - Certain United States Federal Income Tax Considerations - Tax Consequences to U.S. Holders - U.S. Federal Income Tax Considerations Relevant to the Ownership and Disposition of Elemental Altus Shares After the Arrangement - PFIC Rules".

U.S. investors in EMX Shares should be aware that based on current business plans and financial expectations, EMX currently expects that it will be classified as a PFIC under United States tax laws for the financial year ending as at December 31, 2024 and expects to be a PFIC in future tax years. If EMX is a PFIC for any tax year during a U.S. Holder's ownership of EMX Shares, then such U.S. Holder generally will be required to treat any gain realized upon a disposition of EMX Shares, or any so-called "excess distribution" received on its EMX Shares, as ordinary income, and to pay an interest charge on a portion of such gain or distributions, unless the U.S. Holder makes a timely and effective "qualified electing fund" election ("QEF Election") or a "mark-to-market" election with respect to the EMX Shares. Although EMX believes that it was a PFIC in prior tax years and expects to be classified as a PFIC during its current taxable year, this determination cannot be made until the end of the current taxable year. Moreover, there can be no assurance that the IRS would agree with this determination.

Section 1291(f) of the Code provides that, to the extent provided in U.S. Treasury Regulations, any gain on the transfer of stock in a PFIC shall be recognized notwithstanding any other provision of the Code. No final U.S. Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed U.S. Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive effective date. If such proposed U.S. Treasury Regulations are finalized in their current form or if the IRS successfully asserts that Section 1291(f) of the U.S. Tax Code is self-executing notwithstanding the absence of final or temporary U.S. Treasury Regulations, then if EMX is treated as a PFIC with respect to a U.S. Holder, a U.S. Holder of EMX Shares may recognize gain in connection with the Arrangement if: (i) such U.S. Holder did not make a timely QEF Election or mark-to-market election (each as discussed below under "Part V - Certain United States Federal Income Tax Considerations - Tax Consequences to U.S. Holders - U.S. Federal Income Tax Considerations Relevant to the Ownership and Disposition of Elemental Altus Shares After the Arrangement - PFIC Rules") for EMX's first taxable year as a PFIC in which such U.S. Holder held (or was deemed to hold) EMX Shares, or a QEF Election along with an applicable purging election, and (ii) Elemental Altus is not a PFIC in the taxable year that includes the day after the closing date of the Arrangement. As discussed further below, Elemental Altus has informed EMX that Elemental Altus has not made a formal determination as to its PFIC status for its most recently completed tax year and, accordingly, it is possible that Elemental Altus will be a PFIC for its current tax year. However, no assurance can be provided regarding Elemental Altus' PFIC status for its current tax year.

U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if EMX were treated as a PFIC for any taxable year in a U.S. Holder's holding period for its EMX Shares, including how such classification would impact the tax consequences of the Arrangement.

Dissenting Shareholders

A U.S. Holder who exercises Dissent Rights and, as a result, receives cash in exchange for such holder's EMX Shares generally will recognize gain or loss equal to the difference between the U.S. dollar amount of the cash received by such U.S. Holder and such U.S. Holder's tax basis in the EMX Shares exchanged therefor. Subject to the PFIC rules discussed below under "Part V - Certain United States Federal Income Tax Considerations - Tax Consequences to U.S. Holders - U.S. Federal Income Tax Considerations Relevant to the Ownership and Disposition of Elemental Altus Shares After the Arrangement - PFIC Rules", which would apply if EMX were treated as a PFIC with respect to such U.S. Holder, any gain or loss generally would be capital gain or loss, which would be long-term capital gain or loss if such EMX Shares are held for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

U.S. Federal Income Tax Considerations Relevant to the Ownership and Disposition of Elemental Altus Shares After the Arrangement

The following discussion is subject in its entirety to the rules described below under the heading "Part V - Certain United States Federal Income Tax Considerations - Tax Consequences to U.S. Holders - U.S. Federal Income Tax Considerations Relevant to the Ownership and Disposition of Elemental Altus Shares After the Arrangement - PFIC Rules".

Distributions on Elemental Altus Shares

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to an Elemental Altus Share will be required to include the gross amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of Elemental Altus' current or accumulated "earnings and profits", as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of Elemental Altus, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Elemental Altus Shares and thereafter as gain from the sale or exchange of such Elemental Altus Shares (see "Sale or Other Taxable Disposition of Elemental Altus Shares" below). However, Elemental Altus may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should expect that a distribution by Elemental Altus with respect to the Elemental Altus Shares will be treated as ordinary dividend income. Dividends received on Elemental Altus Shares generally will not be eligible for the "dividends received deduction" allowed to corporate U.S. Holders in respect of dividends received from U.S. domestic corporations. Subject to applicable limitations and provided Elemental Altus is eligible for the benefits of the U.S. Treaty or the Elemental Altus Shares are readily tradable on a United States securities market, dividends paid by Elemental Altus to non-corporate U.S. Holders generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that Elemental Altus not be classified as a PFIC (as defined above) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Elemental Altus Shares

Upon the sale or other taxable disposition of Elemental Altus Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder's tax basis in such Elemental Altus Shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the Elemental Altus Shares have been held for more than one year.

Preferential tax rates may apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the U.S. Tax Code.

PFIC Rules

If Elemental Altus were to constitute a PFIC for any year during a U.S. Holder's holding period, then certain generally adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Elemental Altus Shares. Elemental Altus has informed EMX that Elemental Altus has not made a formal determination as to its PFIC status for its most recently completed tax year and accordingly, it is possible that Elemental Altus will be a PFIC for its current tax year. However, the classification of the Elemental Altus under the PFIC rules will depend, in part, on whether certain of its income qualifies for the exception for active business gains arising from the sale of commodities for purposes of the PFIC asset and income tests. The determination of whether any corporation is a PFIC for a particular taxable year also depends on the application of complex U.S. federal income tax rules, which are subject to differing interpretations and uncertainty. There is limited authority regarding the application of the active business gains exception and other relevant PFIC rules to entities such as Elemental Altus and its subsidiaries. Accordingly, no assurance can be provided regarding Elemental Altus's PFIC status for its current tax year or any future tax year, and there can be no assurance that the IRS will not challenge the views of Elemental Altus concerning its PFIC status.

In addition, in any year in which Elemental Altus is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as U.S. Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

Elemental Altus will be a PFIC if, for a tax year, (a) 75% or more of the gross income of Elemental Altus for such tax year is passive income (the "income test") or (b) 50% or more of the value of Elemental Altus' assets either produce passive income or are held for the production of passive income (the "asset test"), based on the quarterly average of the fair market value of such assets. "Gross income" generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and "passive income" generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Generally, cash is treated as a passive asset for this purpose. In addition, for purposes of the PFIC income test and asset test described above, if Elemental Altus owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, Elemental Altus will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation.

Under certain attribution rules, if Elemental Altus is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of Elemental Altus which is also a PFIC (a "Subsidiary PFIC"), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If Elemental Altus were a PFIC in any tax year and a U.S. Holder held Elemental Altus Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to "excess distributions" made by Elemental Altus on the Elemental Altus Shares and with respect to gain from the disposition of Elemental Altus Shares. An "excess distribution" generally is defined as the excess of distributions with respect to the Elemental Altus Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from Elemental Altus during the shorter of the three preceding tax years, or such U.S. Holder's holding period for the Elemental Altus Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Elemental Altus Shares ratably over its holding period for the Elemental Altus Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

U.S. Holders should be aware that, for each tax year, if any, that Elemental Altus is a PFIC, Elemental Altus can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a qualified electing fund election (a "QEF Election") under Section 1295 of the Code with respect to Elemental Altus or any Subsidiary PFIC.

Alternatively, a U.S. Holder may make an election to mark marketable shares in a PFIC to market on an annual basis. PFIC shares generally are marketable if: (i) they are "regularly traded" on a national securities exchange that is registered with the SEC or on the national market system established under Section 11A of the U.S. Exchange Act; or (ii) they are "regularly traded" on any exchange or market that the U.S. Treasury Department determines to have rules sufficient to ensure that the market price accurately represents the fair market value of the stock. It is expected that the Elemental Altus Shares, which are expected to be listed on the TSX-V and a U.S. Exchange, will qualify as marketable shares for the PFIC rules purposes, but there can be no assurance that Elemental Altus Shares will be "regularly traded" for purposes of these rules. Pursuant to such a mark-to-market election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. A U.S. Holder may treat as ordinary loss any excess of the adjusted basis of the stock over its fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election in prior years. A U.S. Holder's adjusted tax basis in the PFIC shares will be increased to reflect any amounts included in income, and decreased to reflect any amounts deducted, as a result of a mark-to-market election. Any gain recognized on a disposition of Elemental Altus Shares will be treated as ordinary income and any loss will be treated as ordinary loss (but only to the extent of the net amount of income previously included as a result of a mark-to-market election). A mark-to-market election applies for the taxable year in which the election was made and for each subsequent taxable year unless the PFIC shares ceased to be marketable or the IRS consents to the revocation of the election. U.S. Holders should also be aware that the U.S. Tax Code and the U.S. Treasury Regulations do not allow a mark-to-market election with respect to stock of a Subsidiary PFIC that does not constitute marketable stock.

Certain additional adverse rules may apply with respect to a U.S. Holder if Elemental Altus is a PFIC, regardless of whether the U.S. Holder makes a QEF Election or mark-to-market election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Elemental Altus Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Tax Considerations for U.S. Holders

Foreign Tax Credits

Dividends paid on the Elemental Altus Shares, if any, will generally be treated as foreign-source income that is treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of the EMX Shares pursuant to the Arrangement or on the sale or other taxable disposition of the Elemental Altus Shares received pursuant to the Arrangement generally will be United States source gain or loss. Certain U.S. Holders that are eligible for the benefits of the U.S. Treaty may elect to treat such gain or loss as Canadian source gain or loss for U.S. foreign tax credit purposes. The U.S. Tax Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, U.S. Treasury Regulations that apply to taxes paid or accrued (the "Foreign Tax Credit Regulations") impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The U.S. Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.

Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays, whether directly or through withholding, Canadian income tax, with respect to any dividends paid on the Elemental Altus Shares or in connection with a sale, redemption or other taxable disposition of EMX Shares pursuant to the Arrangement (or after the Arrangement, Elemental Altus Shares) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder's particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Receipt of Foreign Currency

The amount of any distribution or proceeds paid in Canadian dollars to a U.S. Holder in connection with the ownership of EMX Shares or Elemental Altus Shares, or on the sale, exchange or other taxable disposition of EMX Shares or Elemental Altus Shares, or any Canadian dollars received in connection with the Arrangement (including, but not limited to, by U.S. Holders exercising Dissent Rights under the Arrangement), will be included in the gross income of a U.S. Holder as translated into U.S. dollars calculated by reference to the exchange rate prevailing on the date of actual or constructive receipt of the distribution or proceeds, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the Canadian dollars equal to its U.S. dollar value on the date of receipt. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Any U.S. Holder who receives payment in Canadian dollars and engages in a subsequent conversion or other disposition of the Canadian dollars may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding for U.S. federal income tax purposes on cash received in connection with the Arrangement. The current backup withholding rate is 24%. Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a correct taxpayer identification number and certifies the U.S. Holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form or (ii) certifies the U.S. Holder is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption. If a U.S. Holder does not provide a correct taxpayer identification number on IRS Form W-9 or other proper certification, the U.S. Holder may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS. In the event of backup withholding, U.S. Holders should consult with their own tax advisors to determine if they are entitled to any tax credit, tax refund or other tax benefit as a result of such backup withholding.

A U.S. Holder that receives Elemental Altus Shares in the Arrangement that is considered a "significant holder," will be required (1) to file a statement with its U.S. federal income tax return providing certain facts pertinent to the Arrangement, including its tax basis in, and the fair market value of, the EMX Shares that such U.S. Holder surrendered, and (2) to retain permanent records of these facts relating to the Arrangement. A "significant holder" is a holder that, immediately before the Arrangement, (a) owned at least 5% (by vote or value) of the outstanding stock of EMX, or (b) owned securities of EMX with a tax basis of $1 million or more.

Certain U.S. Federal Income Tax Consequences of the Arrangement to Non-U.S. Holders

Tax Consequences of the Arrangement

If the exchange of EMX Shares for Elemental Altus Shares pursuant to the Arrangement is not treated as made pursuant to a tax-deferred Reorganization, a Non-U.S. Holder should not be subject to U.S. federal income tax on any gain recognized as a result of the Arrangement unless:

  the gain is effectively connected with the conduct of a trade or business by the non-U.S. Holder within the United States (and, if an applicable tax treaty so requires, is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder); or
  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met.

Gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates and any gain recognized by a Non-U.S. Holder will be determined under the same rules as those applicable to a U.S. Holder. Any gains described in the first bullet point above of a Non-U.S. Holder that is a foreign corporation may also be subject to an additional "branch profits tax" at a 30% rate (or lower applicable treaty rate). Gain described in the second bullet point above generally will be subject to a flat 30% U.S. federal income tax. Non-U.S. Holders should consult their own tax advisors regarding possible eligibility for benefits under income tax treaties and the availability of U.S. source capital losses to offset gain described in the second bullet point.

Information Reporting and Backup Withholding

The payment of the Consideration in exchange for EMX Shares pursuant to the Arrangement generally will be subject to information reporting if made within the United States or through certain U.S.-related financial intermediaries. Information returns are required to be filed with the IRS and copies of information returns may be made available to the tax authorities of the country in which a holder resides or is incorporated under the provisions of a specific treaty or agreement.

A Non-U.S. Holder may be subject to backup withholding for U.S. federal income tax purposes on cash received in connection with the Arrangement if the Non-U.S. Holder fails to provide certification of exempt status or a correct U.S. taxpayer identification number and otherwise comply with the applicable backup withholding requirements. The current backup withholding rate is 24%. Generally, a Non-U.S. Holder will not be subject to backup withholding if it provides a properly completed and executed appropriate IRS Form W-8. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided certain information is timely filed with the IRS.

PART VI -  INFORMATION CONCERNING THE PARTIES TO THE ARRANGEMENT

Information Concerning EMX

EMX was incorporated in Alberta on May 13, 1996 as Marchwell Capital Corp. and continued into British Columbia on September 21, 2004, at which time it became subject to the BCBCA.

On November 24, 2003, Marchwell underwent a reverse take-over by Southern European Exploration Ltd., which was incorporated in the Yukon Territory on August 21, 2001. On November 23, 2003, Marchwell changed its name to Eurasian Minerals Inc. On July 19, 2017, Eurasian changed its name to "EMX Royalty Corporation" to better reflect its business.

EMX is a reporting issuer under the Canadian Securities Laws of British Columbia and Alberta. The EMX Shares are listed on the TSX-V and NYSE American under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". EMX's corporate office is located at 905 - 815 West Hastings Street, Vancouver, BC V6C 1B4, Canada, and its technical office is located at 10001 W. Titan Road, Littleton, Colorado 80125, United States of America. EMX's registered and records offices are located Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

EMX is a precious and base metals royalty company. EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing Shareholders exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties and believes putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for Shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing Shareholder value over the long term.

For further information regarding EMX, see Appendix I to this Circular, "Information Concerning EMX".

Information Concerning Elemental Altus

Elemental Altus was incorporated in the British Virgin Islands on July 15, 2016 as Elemental Royalties Limited. On July 27, 2020, Elemental Royalties Limited underwent a reverse take-over by Fengro Industries Corp., a corporation existing under the laws of British Columbia, and changed its name to Elemental Royalties Corp. Pursuant to a merger of equals completed on August 16, 2022, Elemental Royalties Corp. acquired all of Altus Strategies plc's issued and outstanding share capital in exchange for common shares in the capital of Elemental Royalties Corp. On September 26, 2022, Elemental Royalties Corp. changed its name to Elemental Altus Royalties Corp.

Elemental Altus is a reporting issuer under the Canadian Securities Laws of each of the provinces and territories of Canada. The Elemental Altus Shares are listed on the TSX-V under the symbol "ELE" and on the OTCQX market of the OTC Markets Group platform under the symbol "ELEMF". Elemental Altus' head office is located at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. Elemental Altus' core business is the acquisition of royalties, streams and other rights over mining projects. Elemental Altus is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. Since Elemental Altus' first acquisition in 2017, it has acquired a diversified portfolio of royalties providing exposure primarily to gold and silver producing or development stage mines. Elemental Altus' management team has been able to identify and acquire revenue producing royalties and stream interests. Elemental Altus' objective is to become a leading precious metals royalty and streaming company and to maximize returns for its shareholders through the growth of its portfolio of royalty and other similar rights, both through organic growth and through acquisitions of royalties, streams and other rights that Elemental Altus' management expects to be accretive.

For further information regarding Elemental Altus, see Appendix J to this Circular, "Information Concerning Elemental Altus".

Information Concerning the Combined Company

Upon completion of the Arrangement, Elemental Altus will, indirectly through an amalgamation of EMX with Acquireco, own all of the outstanding EMX Shares, and Amalco will be a wholly-owned subsidiary of Elemental Altus. Following completion of the Arrangement and the Elemental Altus Financing, subject to certain assumptions including that no additional EMX Shares are issued prior to the Effective Time and that there are no Dissenting Shareholders, existing Elemental Altus Shareholders and former Shareholders of EMX (including former holders of EMX RSUs) will own approximately 51% and 49% of the issued and outstanding Elemental Altus Shares, respectively, in each case based on the number of securities of Elemental Altus and EMX issued and outstanding as of the date of this Circular.

Upon completion of the Arrangement, the Combined Company will continue the current operations of Elemental Altus and EMX under the new name "Elemental Royalty Corp." and will be governed by the laws of the Province of British Columbia. Following completion of the Arrangement, Elemental Altus will continue to be the publicly traded parent company of the combined business with the Elemental Altus Shares traded on each of the TSX-V and NASDAQ. Elemental Altus will continue to be a reporting issuer in each of the provinces and territories of Canada. It is expected that the head and registered office of the Combined Company will be Elemental Altus' current head and registered office located at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada.

Upon completion of the Arrangement, the Combined Company's material mineral properties for the purposes of NI 43-101 will include the Karlawinda Mine, Caserones Mine and Timok Project. For further information in respect of the Combined Company, see Appendix K to this Circular, "Information Concerning Combined Company Following Completion of the Arrangement".

PART VII -  OTHER INFORMATION

Interest of Informed Persons in Material Transactions

Other than as disclosed elsewhere in this Circular (including the documents incorporated by reference herein and the Appendices hereto), EMX is not aware of any material interest, direct or indirect, of any informed person of EMX, or any associate or affiliate of any informed person, in any transaction since the commencement of EMX's most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect EMX or its subsidiaries.

For the purposes of this Circular an "informed person" means a director or executive officer of EMX, a director or executive officer of a person or company that is itself an "informed person" or subsidiary of EMX and any person or company who beneficially owns, directly or indirectly, voting securities of EMX or who exercises control or direction over voting securities of EMX or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of EMX.

Auditors

Davidson & Company LLP is the auditor of EMX and has advised that it is independent of EMX within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct, and any applicable legislation or regulations. The auditor of Elemental Altus is PricewaterhouseCoopers LLP.

Experts

Certain Canadian legal matters relating to the Arrangement are to be passed upon by Cassels Brock & Blackwell LLP and certain United States legal matters relating to the Arrangement are to be passed on by Crowell & Moring LLP. As at September 29, 2025, the designated professionals of Cassels Brock & Blackwell LLP and Crowell & Moring LLP beneficially owned, directly or indirectly, less than 1% of the outstanding EMX Shares.

The EMX Annual Financial Statements incorporated by reference in this Circular have been audited by Davidson & Company LLP, as stated in their report dated on March 12, 2025, which are also incorporated herein by reference. Davidson & Company LLP has advised that they are independent with respect to EMX within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada, including the CPABC Code of Professional Conduct, and any applicable legislation or regulations.

The Elemental Altus Annual Financial Statements incorporated by reference in this Circular have been audited by PricewaterhouseCoopers LLP, as stated in their reports which are also incorporated herein by reference. PricewaterhouseCoopers LLP is independent of Elemental Altus within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

CIBC World Markets is named as having prepared or certified a report, statement or opinion in this Circular, specifically the CIBC World Markets Opinion. See " Part I - The Arrangement - Opinions of Financial Advisors - CIBC World Markets Opinion". Except for the fees to be paid to CIBC World Markets pursuant to the CIBC World Markets Engagement Agreement, to the knowledge of EMX: (i) the designated professionals of CIBC World Markets beneficially own, directly or indirectly, less than 1% of the outstanding securities of EMX or any of its associates or affiliates; (ii) have not received or will not receive any direct or indirect interests in the property of EMX or any of its associates or affiliates; and (iii) are not expected to be elected, appointed or employed as a director, officer or employee of EMX or any associate or affiliate thereof.

Haywood is named as having prepared or certified a report, statement or opinion in this Circular, specifically the Haywood Opinion. See " Part I - The Arrangement - Opinions of Financial Advisors - Haywood Opinion". Except for the fees to be paid to Haywood for the Haywood Opinion (no portion of which is contingent on the conclusion reached in the Haywood Opinion or upon completion of the Arrangement), to the knowledge of EMX, the designated professionals of Haywood responsible for preparing the Haywood Opinion beneficially own, directly or indirectly, less than 1% of the outstanding securities of EMX or any of its associates or affiliates, has not received or will not receive any direct or indirect interests in the property of EMX or any of its associates or affiliates, and are not expected to be elected, appointed or employed as a director, officer or employee of EMX or any associate or affiliate thereof.

The following "Qualified Persons" within the meaning of NI 43-101 are named as having reviewed, verified and approved certain scientific and technical disclosure included or incorporated by reference in this Circular. See "Scientific and Technical Information".

Name	Description
Kevin Francis, SME Registered Member Mineral Resource Management LLC	Author of the Timok Technical Report.

1. Mustafa ATALAY, M.Sc., CPG.

Senior Geologist, Dama Engineering

• Selim YILMAZ, M.Sc., MIMMM

Senior Mining and Mineral Processing Engineer, Dama Engineering.

• Arif Umutcan GELİŞEN, B.Sc., MIMMM

Senior Mining and Mineral Processing Engineer, Dama Engineering

Authors of the Gediktepe Technical Report.
Mark Ramirez, SME Registered Member	A consultant of EMX.
Dr. Eric P. Jensen, CPG	An employee of EMX.
Michael P. Sheehan, CPG	An employee of EMX.

As at the date hereof, the aforementioned Qualified Persons, other than Mark Ramirez, Dr. Eric P. Jensen and Michael P. Sheehan, are independent of EMX. Each of Mark Ramirez, Dr. Eric P. Jensen and Michael P. Sheehan, own less than 1% of the outstanding EMX Shares.

PART VIII -  GENERAL PROXY MATTERS

Solicitation of Proxies

This Circular is furnished in connection with the solicitation of proxies by management of EMX to be used at the Meeting. The Meeting will be held in person at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. Securityholders and their duly appointed proxyholders (including Non-Registered Shareholders who have appointed themselves as proxyholder) will be able to attend, submit questions and vote in person at the Meeting. The Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. Any Securityholder attending the live webcast will not be able to vote during the Meeting. A summary of the information Securityholders will need to attend the Meeting online is provided below.

It is expected that the solicitation of proxies by or on behalf of management of EMX will primarily be by mail and electronic means, but proxies may also be solicited by or on behalf of management of EMX by newspaper publication, in person or by telephone, facsimile or oral communication by directors, officers, employees or agents of EMX.

EMX has also retained Laurel Hill Advisory Group as its proxy solicitation agent and securityholder communications advisor to assist it in connection with communication with Securityholders. Securityholders who have questions about the information in this Circular or need assistance with voting may contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (toll free in North America) or 1-416-304-0211 (collect calls outside North America) or by email at assistance@laurelhill.com.

Laurel Hill Advisory Group will assist EMX in its solicitation of proxies from Securityholders and provide additional services including but not limited to strategic securityholder communications and recommending corporate governance best practices. EMX has agreed to pay Laurel Hill Advisory Group an aggregate fee of C$90,000. plus reasonable out-of-pocket expenses, for these services. All costs of the solicitation for the Meeting will be borne by EMX.

The information set forth below generally applies to Registered Securityholders. See "Questions and Answers Relating to the Meeting and Arrangement" accompanying this Circular. If you are a Non-Registered Shareholder (i.e., your EMX Shares are held through an Intermediary), please see "Management Information Circular - Information for Non-Registered Shareholders" at the front of this Circular.

Record Date

The Record Date for determination of Securityholders entitled to receive notice of and to vote at the Meeting is the close of business (Vancouver time) on September 25, 2025. Only Securityholders whose names have been entered in the registers of Securityholders on the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

In Person Meeting

The Meeting will be held in person at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8. Securityholders and their duly appointed proxyholders (including Non-Registered Shareholders who have appointed themselves as proxyholder) will be able to attend, submit questions and vote in person at the Meeting. The Meeting can also be accessed via live webcast at meetnow.global/M2JX4WC. Any Securityholder attending the live webcast will not be able to vote during the Meeting. The Meeting will begin at 10:00 a.m. (Vancouver time) on November 4, 2025.

How to Vote

As a Registered Securityholder

You are a Registered Securityholder if you hold EMX Shares and/or EMX Options in your name and you have a share certificate or DRS Advice, or option agreement or certificate, as applicable. Registered Securityholders will receive a form of proxy with this Circular and may vote as follows:

Option 1. Attend the Meeting and Vote During the Meeting

A Registered Securityholder, or a Non-Registered Shareholder who has appointed themselves or a third-party proxyholder to represent them at the Meeting, will appear on a list of Securityholders prepared by Computershare, the transfer agent and registrar for the Meeting. Registered Securityholders or proxyholders who attend the Meeting in person can present themselves to a representative of Computershare in advance of the commencement of the Meeting to have their identity confirmed and attendance registered.

Any Securityholder attending the live webcast will not be able to vote during the Meeting.

You are welcome to attend the Meeting even if you have already submitted your voting instructions online or in the form of proxy.

Option 2. Appoint a Proxyholder to Attend the Meeting and Vote on Your Behalf During the Meeting

Duly appointed proxyholders who attend the Meeting in person will be able to participate at the Meeting and vote traditionally. Any Securityholder attending the live webcast will not be able to vote during the Meeting.

A form of proxy can be submitted to Computershare via the internet at www.investorvote.com, or either in person, or by mail or courier, to 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6. The form of proxy must be deposited with Computershare by no later than 10:00 a.m. Vancouver time on October 31, 2025, or if the Meeting is adjourned or postponed, not less than 48 hours, excluding Saturdays, Sundays, and statutory holidays, before the commencement of such adjourned or postponed Meeting.

All EMX Shares and/or EMX Options represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the Registered Securityholder on any ballot that may be called, and where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the EMX Shares and/or EMX Options represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the proxy designees, if named as proxy, will have the discretionary authority to vote for all the matters set out herein.

The enclosed form of proxy confers discretionary authority upon the proxy designees, or other persons named as proxy, with respect to amendments to, or variations of, matters identified in the Notice of Special Meeting and any other matters that may properly come before the Meeting. At the date of this Circular, EMX is not aware of any amendments to, or variations of, or other matters which may come before the Meeting. In the event that other matters come before the Meeting, the proxy designees intend to vote in accordance with their judgment.

Option 3. Vote by Proxy

A form of proxy can be submitted to Computershare via the internet at www.investorvote.com, or either in person, by mail or courier, to 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6. The form of proxy must be deposited with Computershare by no later than 10:00 a.m. (Vancouver time) on October 31, 2025, or if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays, and statutory holidays) before the commencement of such adjourned or postponed Meeting.

As a Non-Registered Shareholder

You are a Non-Registered Shareholder if your EMX Shares are registered in the name of an Intermediary.

The information set out in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold their EMX Shares in their own name. Non-Registered Shareholders who hold their common shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their EMX Shares in their own name should note that only proxies deposited by Shareholders who appear on the records maintained by EMX's registrar and transfer agent as registered holders of EMX Shares will be recognized and acted upon at the Meeting. If EMX Shares are listed in an account statement provided to a Non-Registered Shareholder by a broker, then those EMX Shares will, in all likelihood, not be registered in the Shareholder's name. Such EMX Shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such EMX Shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such EMX Shares are registered under the name of Cede & Co., the registration name for DTC, which acts as nominee for many United States brokerage firms. EMX Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted or withheld at the direction of the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting EMX Shares for the broker's clients. Therefore, each Non-Registered Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

As a Non-Registered Shareholder, you may vote as follows:

Option 1. Giving Your Voting Instructions to Your Intermediary

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of securityholder meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their EMX Shares are voted at the Meeting. The form of instrument of proxy supplied to a Non-Registered Shareholder by its broker (or the agent of the broker) is substantially similar to the instrument of proxy provided directly to Registered Shareholders by EMX. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Non-Registered Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically prepares a machine-readable VIF, mails those forms to Non-Registered Shareholders and asks Non-Registered Shareholders to return the VIFs to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Non-Registered Shareholder who receives a Broadridge VIF cannot use that form to vote EMX Shares directly at the Meeting. The VIFs must be returned to Broadridge (or instructions respecting the voting of EMX Shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the EMX Shares voted. If you have any questions respecting the voting of EMX Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Non-Registered Shareholders fall into two categories - those who object to their identity being known to the issuers of securities which they own ("OBOs") and those who do not object to their identity being made known to the issuers of the securities which they own ("NOBOs"). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials directly (not via Broadridge) to such NOBOs.

EMX has distributed the meeting materials to intermediaries for distribution to NOBOs. Unless you have waived your right to receive the meeting materials, intermediaries are required to deliver them to you as a NOBO of EMX and to seek your instructions on how to vote your EMX Shares.

EMX's OBOs can expect to be contacted by Broadridge or their brokers or their broker's agents as set out above. EMX intends to pay for intermediaries to deliver the meeting materials to OBOs.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting EMX Shares registered in the name of their broker, a Non-Registered Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the EMX Shares in that capacity. NI 54-101 allows a Non-Registered Shareholder who is a NOBO to submit to EMX or an applicable intermediary any document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder. If such a request is received, EMX or an intermediary, as applicable, must arrange, without expenses to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Circular, provided that EMX or the intermediary receives such written instructions from the NOBO at least one Business Day prior to the time by which proxies are to be submitted at the Meeting, with the result that such a written request must be received by 10:00 a.m. (Vancouver time) on the day which is at least three Business Days prior to the Meeting. A Non-Registered Shareholder who wishes to attend the Meeting and to vote their EMX Shares as proxyholder for the Registered Shareholder, should enter their own name in the blank space on the VIF or such other document in writing that requests that the NOBO or a nominee of the NOBO be appointed as proxyholder and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.

Option 2. Appoint a Proxyholder (including Yourself, as Non-Registered Shareholder) to Attend the Meeting and Vote on Your Behalf During the Meeting

Voting at the Meeting will only be available for Registered Securityholders and duly appointed proxyholders attending the Meeting in person. Non-Registered Shareholders who have not appointed themselves may access the Meeting via live webcast at meetnow.global/M2JX4WC. Any Securityholders attending the live webcast will not be able to vote during the Meeting.

Although a Non-Registered Shareholder may not be recognized directly at the Meeting for the purposes of voting EMX Shares registered in the name of their Intermediary, as a Non-Registered Shareholder, you may attend the Meeting as proxyholder for the Registered Shareholder and vote the EMX Shares in that capacity.

Duly appointed proxyholders can vote at the appropriate times during the Meeting. Duly appointed proxyholders (including Non-Registered Shareholders who have duly appointed themselves as proxyholder) who attend the Meeting in person will be able to participate at the Meeting and vote traditionally.

If you are a Non-Registered Shareholder and wish to attend, participate in and vote at the Meeting, you have to insert your own name in the space provided on the VIF sent to you by your Intermediary and follow all of the applicable instructions provided by your Intermediary. By doing so, you are instructing your Intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your Intermediary. You have the right to appoint any person you want to be your proxyholder. It does not have to be a Shareholder or the person designated in the enclosed form(s).

For Non-Registered Shareholders located in the United States, to attend and vote at the Meeting, you must first obtain a valid legal proxy from your Intermediary and then register in advance to attend the Meeting. Follow the instructions from your Intermediary included with these proxy materials, or contact your Intermediary to request a legal proxy form. After first obtaining a valid legal proxy from your Intermediary, to then register to attend the Meeting, you must submit a copy of your legal proxy to Computershare. Requests for registration should be directed to Computershare Trust Company of Canada, 320 Bay Street, 14th Floor, Toronto, Ontario, M5H 4A6 or by email at uslegalproxy@computershare.com.

Requests for registration must be labeled as "Legal Proxy" and be received no later 10:00 a.m. (Vancouver time) on October 31, 2025, or, if the Meeting is adjourned or postponed, at least 48 hours prior to such adjourned or postponed Meeting (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia).

Revocation of Proxies

A Securityholder who has submitted a proxy may revoke it as to any matter upon which a vote has not already been cast, pursuant to the authority conferred by the proxy.

A Registered Securityholder that has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by the proxy may be revoked by: (a) signing a form of proxy with a later date and delivering it at the time and place noted in this Circular; (b) signing and dating a written notice of revocation and delivering it to Computershare or by transmitting a revocation by telephonic or electronic means, to Computershare, at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or delivering a written notice of revocation and delivering it to the Chairman of the Meeting on the day of the Meeting or adjournment of it; or (c) attending the Meeting or any adjournment of the Meeting in person and registering with the scrutineer as a Securityholder present.

If you are a Non-Registered Shareholder who has voted by proxy through your Intermediary and would like to change or revoke your vote, contact your Intermediary to discuss whether this is possible and what procedures you need to follow. The change or revocation of voting instructions by a Non-Registered Shareholder can take several days or longer to complete and, accordingly, any such action should be completed well in advance of the deadline given in the proxy or VIF by the Intermediary or its service company to ensure it is effective.

Attending the Meeting online as a Guest

Guests can access the Meeting via live webcast at meetnow.global/M2JX4WC. Guests can listen to the Meeting but are not able to vote or ask questions.

If you attend the Meeting online as a guest, it is important that you are connected to the internet at all times during the Meeting. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the related procedure. If you accidentally disconnect from the Meeting, simply log back in.

Voting Securities and Principal Holders Thereof

The authorized share capital of EMX consists of an unlimited number of EMX Shares. Each Shareholder is entitled to one vote for each EMX Share held by such holder. As at the Record Date, 108,964,292 EMX Shares were issued and outstanding.

Optionholders will also be entitled to vote with the Shareholders together as a single class on the Arrangement Resolution, with one vote for each EMX Option held. As at the Record Date, a total of 6,125,000 EMX Options exercisable into a total of 6,125,000 EMX Shares were issued and outstanding. At the date of this Circular, a total of 6,125,000 EMX Options will carry the right to vote at the Meeting, subject to decrease for any EMX Options duly exercised before the Meeting. Accordingly, the maximum number of potential votes at the Meeting in respect of the outstanding EMX Shares and EMX Options totals 115,089,292.

To the knowledge of the directors or executive officers of EMX as of the Record Date, except as indicated below, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, EMX Shares carrying 10% or more of the voting rights of Shareholders at the Meeting or EMX Shares and EMX Options that collectively will carry 10% or more of the voting rights of Securityholders at the Meeting.

Name	Number of EMX Shares Owned or Controlled as of the Record Date	Percentage of outstanding EMX Shares
Paul Stephens	11,230,445	10.31%

Under EMX's articles, the quorum for the transaction of business at any meeting of Shareholders is two Shareholders present in person or represented by proxy.

Procedure and Votes Required

The Interim Order provides that each Securityholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting.

Pursuant to the Interim Order:

(a) each EMX Share entitled to be voted at the Meeting will entitle the holder to one vote per EMX Share at the Meeting in respect of the Arrangement Resolution;

(b) each EMX Option entitled to be voted at the Meeting will entitle the holder to one vote per EMX Option at the Meeting in respect of the Arrangement Resolution;

(c) the Arrangement Resolution must be approved by:

(i) at least 66 2/3% of the votes cast by all Shareholders present in person or represented by proxy and entitled to vote at the Meeting;

(ii) at least 66 2/3% of the votes cast by all Shareholders and Optionholders present in person or represented by proxy and entitled to vote at the Meeting, voting together as a single class; and

(iii) a simple majority of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by certain Shareholders required to be excluded under MI 61-101; and

(d) the quorum at the Meeting shall be two Shareholders present in person or represented by proxy. If a quorum is present at the opening of the Meeting, the Securityholders present or represented may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting. If a quorum is not present at the opening of the Meeting, the Securityholders present or represented may adjourn the Meeting to a fixed time and place but may not transact any other business.

Notwithstanding the foregoing, the Arrangement Resolution authorizes the Board, without further notice to or approval of the Securityholders, to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement, and, subject to the terms of the Arrangement Agreement, to decide not to proceed with the Arrangement. See Appendix A to this Circular for the full text of the Arrangement Resolution.

PART IX -  APPROVALS

Board of Directors' Approval

ON BEHALF OF THE BOARD

(signed) "Michael Winn"
Michael Winn
Executive Chairman and Director
EMX Royalty Corporation
September 29, 2025

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APPENDIX A

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. the arrangement (the "Arrangement") under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "BCBCA") of EMX Royalty Corporation ("EMX"), all as more particularly described and set forth in the management information circular of EMX (the "Circular") accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), and all transactions contemplated thereby, are hereby authorized, approved and adopted;

2. the arrangement agreement dated September 4, 2025 (the "Arrangement Agreement") among Elemental, Acquireco and EMX, as it may be, or may have been, amended, modified or supplemented from time to time in accordance with its terms, the transactions contemplated therein, the actions of the directors of EMX in approving the Arrangement and the Arrangement Agreement and the actions of the directors and officers of EMX in executing and delivering the Arrangement Agreement and any amendments thereto and causing the performance by EMX of its obligations thereunder, including EMX's application for an interim order from the Supreme Court of British Columbia (the "Court"), are hereby confirmed, ratified, authorized and approved;

3. the plan of arrangement as it has been or may be amended, modified or supplemented in accordance with its terms (the "Plan of Arrangement") of EMX implementing the Arrangement, the full text of which is set out in Schedule "A" to the Arrangement Agreement, is hereby authorized, approved and adopted;

4. EMX be and is hereby authorized to apply for a final order from the Court to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular);

5. notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of EMX or that the Arrangement has been approved by the Court, the directors of EMX are hereby authorized and empowered, without further notice to, or approval of, the shareholders of EMX to:

(a) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b) subject to the terms of the Arrangement Agreement, not proceed with the Arrangement;

6. any director or officer of EMX is hereby authorized and directed for and on behalf of EMX to execute, whether under corporate seal of EMX or otherwise, and to deliver such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement or the Plan of Arrangement, such determination to be conclusively evidenced by the execution and delivery of such documents;

7. any director or officer of EMX is hereby authorized and directed for and on behalf of EMX to execute and deliver, or cause to be executed and delivered, all such documents and instruments and to do or to cause to be done all such other acts and things as may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument; and

8. any director or officer of EMX is hereby authorized, for and on behalf and in the name of EMX, to execute and deliver, whether under corporate seal of EMX or otherwise, all such agreements, forms, waivers, notices, certificates, confirmations and other documents and instruments, and to do or cause to be done all such other acts and things, as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

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(a) all actions required to be taken by or on behalf of EMX, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b) the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by EMX;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

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APPENDIX B

INTERIM ORDER

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

SEP 29 2025

ENTERED

No. S257266
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EMX ROYALTY CORPORATION, ELEMENTAL ALTUS ROYALTIES CORP. AND 1554829 B.C. LTD.

EMX ROYALTY CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

BEFORE	) ASSOCIATE JUDGE BILAWICH)	SEPTEMBER 29, 2025

ON THE APPLICATION of the Petitioner, EMX Royalty Corporation ("**EMX**"), for an Interim Order pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**") in connection with a proposed arrangement (the "**Arrangement**") involving EMX, Elemental Altus Royalties Corp. ("**Elemental Altus**") and 1554829 B.C. Ltd. ("**Acquireco**") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "**Plan of Arrangement**"), without notice, coming on for hearing to be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 on September 29, 2025, at 9:45 a.m.; and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the *United States Securities Act of 1933*, as amended (the "**U.S. Securities Act**") as a basis for an exemption from the registration requirements thereof with respect to the Consideration Shares and Replacement Options issued under the proposed Plan of Arrangement based on the Court's approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive securities pursuant to the proposed Plan of Arrangement; and ON HEARING Rajit Mittal, counsel for EMX, and upon reading the Petition to the Court herein, the Affidavit #1 of Michael Winn sworn on September 25, 2025 and filed herein (the "**Winn Affidavit**");

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Management Information Circular (the "**Circular**") of EMX, attached as Exhibit "A" to the Winn Affidavit.

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MEETING

2. Pursuant to Sections 186 and 288-291 of the BCBCA, EMX is authorized and directed to call, hold and conduct a special meeting (the "**Meeting**") of the shareholders ("**Shareholders**") and optionholders who have been issued stock options under the EMX Option Plan ("**Optionholders**", and together with Shareholders, the "**Securityholders**") of EMX to be held on November 4, 2025 beginning at 10:00 a.m. (Vancouver time) and located at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, for the following purposes:

3. The Meeting will also be accessible via live webcast at meetnow.global/M2JX4WC.

4. The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular, the articles of EMX, the terms of this Interim Order, any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

5. Notwithstanding the provisions of the BCBCA and the articles of EMX, and subject to the terms of the Arrangement Agreement, as it may be amended from time to time an in accordance with its terms, EMX, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice by one of the methods specified in paragraph 10 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of EMX.

6. The Record Date (as defined in paragraph 8 below) shall not change in respect of any adjournments or postponements of the Meeting, unless EMX determines that it is advisable, and subject to the provisions of the Arrangement Agreement.

AMENDMENTS

7. Prior to the Meeting, EMX is authorized to make such amendments, revisions or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Circular, without any additional notice to the Securityholders or further orders of this Court, and the Arrangement, Plan of Arrangement, Arrangement Agreement and Circular as so amended, revised and supplemented shall be the Arrangement, Plan of Arrangement, the Arrangement Agreement or the Circular, respectively, submitted to the Meeting.

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RECORD DATE

NOTICE OF MEETING

9. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and EMX shall not be required to send to the Securityholder any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

10. The Circular, the Notice of Hearing of Petition, letter of transmittal, the voting instruction forms, and the forms of proxy, in substantially the same forms as contained in Exhibits "A" to "C" to the Winn Affidavit (collectively referred to as the "**Meeting Materials**"), with such deletions, amendments or additions thereto as counsel for EMX may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

    (a) the Registered Shareholders as they appear on the central securities register of EMX as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

        (i) by prepaid ordinary or air mail addressed to the Shareholders at their addresses as they appear in the applicable records of EMX or its registrar and transfer agent as at the Record Date;

        (ii) by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

        (iii) by email or facsimile transmission to any Shareholders who has previously identified himself, herself or itself to the satisfaction of EMX, acting through its representatives, and who requests such email or facsimile transmission;

    (b) the non-Registered Shareholders by providing, in accordance with the National Instrument 54-101 — *Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators* ("**NI 54-101**"), the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to the beneficial owners in accordance with NI 54-101; and

    (c) the Optionholders, holders of the EMX RSUs and EMX DSUs, directors and auditors of EMX by prepaid ordinary mail, by delivery in person or by courier, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and EMX's application for the Final Order. EMX is at liberty to give notice

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of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

11. In the event of a postal strike, lockout or event that prevents, delays or otherwise interrupts mailing or delivery of the Meeting Materials by prepaid ordinary mail (the "**Postal Service Disruption**") as provided for in paragraph 10:

(a) EMX shall cause an advertisement (the "**Advertisement**") to be placed in a major daily newspaper of national circulation, stating:

(i) the date, place, and time of the Meeting;

(ii) the measures implemented by EMX to ensure delivery or transmission of proxies or other Meeting Materials by the Securityholders to EMX in relation to the Meeting within the required time period and at no cost to the Securityholders; and

(iii) that the Meeting Materials are available, without charge, for review via the internet at the SEDAR+ website (www.sedarplus.ca) or for delivery to Securityholders by electronic mail or by courier upon request made to EMX;

(b) the Advertisement shall be made on or before the date upon which notice of the Meeting would otherwise be sent to the Securityholders in the event that a Postal Service Disruption had not occurred; and

(c) EMX shall, concurrently with the Advertisement, issue a press release containing the information set out in paragraph 11(a) herein and stating that the Advertisement and press release are being made in accordance with this order in lieu of prepaid ordinary mail due to the Postal Service Disruption.

12. For proxies, voting instruction forms, and other Meeting Materials that are required to be delivered to EMX for the purposes of the Meeting, EMX shall implement measures that enable Securityholders, during the Postal Service Disruption, to effect delivery or transmission by the Securityholders of said proxies or other materials within the required period at no cost to Securityholders.

13. Accidental failure of or omission by EMX to give notice to any one or more Securityholder or any other person entitled thereto, or the non-receipt of such notice by one or more Securityholder or any other person entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of EMX (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of EMX, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

14. Provided that notice of the Meeting is given, the Meeting Materials are sent to the Securityholders, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or any portion thereof need be made or notice given,

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or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

15. The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

    (a) in the case of mailing pursuant to paragraphs 10(a)(i), 10(b), and 10(c) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

    (b) in the case of delivery in person pursuant to paragraph 10(a)(ii), 10(b), and 10(c) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 10 above; and

    (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 10(a)(iii), 10(b), 10(c), 11 above, when dispatched or delivered for dispatch.

UPDATING MEETING AND NOTICE MATERIALS

16. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraphs 10 and 11 herein, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

19. In all other respects, the terms, restrictions and conditions set out in the articles of EMX shall apply in respect of the Meeting.

PERMITTED ATTENDEES

20. The only persons entitled to attend the Meeting shall be (i) the registered Securityholders as of the Record Date, or their respective proxyholders (including non-registered Shareholders that have instructed the applicable registered Shareholder to appoint such non-registered Shareholder as proxyholders to attend the Meeting on their own behalf),

LEGAL*69444862.5

- 6 -

(ii) EMX's directors, officers, auditor and advisors, (iii) representatives of Elemental Altus, including any of its respective directors, officers and advisors, (iv) representatives of Acquireco, including any of its respective directors, officers and advisors, and (v) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Securityholders as at the Record Date, or their respective proxyholders.

SCRUTINEER

21. Computershare Investor Services Inc. is authorized to and will act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

22. EMX is authorized to use the forms of proxy (in substantially the same form as attached as Exhibit "C" to the Winn Affidavit) in connection with the Meeting. EMX is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

23. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The Chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Securityholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

LEGAL*69444862.5

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APPLICATION FOR FINAL ORDER

31. Upon the approval, with or without variation, by the Securityholders of the Arrangement Resolution, in the manner set forth in this Interim Order, EMX may apply to this Court for, *inter alia*, an order:

    (a) pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

    (b) pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive consideration provided for in the Plan of Arrangement;

    (collectively, the "**Final Order**"),

    and the hearing of the Final Order shall be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on November 7, 2025, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

32. Upon approval, with or without variation, by the Securityholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Company may apply to this Court for final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which all persons to whom securities will be issued under the Arrangement have the right to appear, subject to section 34 hereof, which final order will serve as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the exchange issuance and distribution of the Consideration Shares and the Replacement Options, as applicable, pursuant to the Plan of Arrangement.

33. The form of Notice of Hearing of Petition in connection with the Final Order attached to the Winn Affidavit as Exhibit "B" is hereby approved as the form of Notice of Proceedings for such approval.

34. Any Shareholder, or any other interested person seeking to appear at the hearing of the application for the Final Order shall file and deliver a Response to Petition (a "**Response**") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:

    CASSELS, BROCK & BLACKWELL LLP
    Barristers and Solicitors
    2200 - 885 West Georgia Street
    Vancouver, BC V6C 3E8

    Attention: Jessica Lewis

    Fax number for delivery: (604) 691 6120

    Telephone: (778) 372 6791

LEGAL*69444862.5

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35. Sending the Petition, Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 10 and 11, as applicable, of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 35 and 36 below. In particular, service of the Winn Affidavit and additional affidavits as may be filed, is dispensed with.

36. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Elemental Altus, the solicitors for Acquireco, and any persons who have delivered a Response in accordance with this Interim Order.

37. In the event the hearing for the Final Order is adjourned, only the solicitors for Elemental Altus, the solicitors for Acquireco, and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

38. EMX shall, subject to the terms of the Arrangement Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

39. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of EMX, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

Signature of Lawyer for EMX Royalty Corporation
Rajit Mittal

By the Court

Registrar

CHECKED

LEGAL*69444862.5

No. S257266
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EMX ROYALTY CORPORATION, ELEMENTAL ALTUS ROYALTIES CORP. AND 1554829 B.C. LTD.

EMX ROYALTY CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

CASSELS BROCK & BLACKWELL LLP
2200 – 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (778) 372 6791
Facsimile: (604) 691-6120
E-mail: jlewis@cassels.com
Attention: Jessica Lewis

LEGAL*69444862.5

C-1

APPENDIX C

PETITION AND NOTICE OF HEARING OF PETITION

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

SEP 25 2025

S=257266

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EMX ROYALTY CORPORATION, ELEMENTAL ALTUS ROYALTIES CORP. AND 1554829 B.C. LTD.

EMX ROYALTY CORPORATION

PETITIONER

PETITION TO THE COURT

ON NOTICE TO: the Securityholders, directors and auditor of EMX Royalty Corporation

The address of the registry is:
Vancouver Registry
800 Smithe Street
Vancouver, BC V6Z 2E1

The Petitioner estimates that the hearing of the petition will take 15 minutes.

This matter is not an application for judicial review.

This proceeding is brought for the relief set out in Part 1, below by:

EMX Royalty Corporation (the Petitioner)

If you intend to respond to this petition, you or your lawyer must

(a) file a response to petition in Form 67 in the above-named registry of this Court within the time for response to petition described below, and

(b) serve on the Petitioner

(i) 2 copies of the filed response to petition, and

(ii) 2 copies of each filed affidavit on which you intend to rely at the hearing.

Orders, including orders granting the relief claimed, may be made against you, without any further notice to you, if you fail to file the response to petition within the time for response.

Time for Response to Petition

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A response to petition must be filed and served on the Petitioner,

(a) if you were served with the petition anywhere in Canada, within 21 days after that service,

(b) if you were served with the petition anywhere in the United States of America, within 35 days after that service,

(c) if you were served with the petition anywhere else, within 49 days after that service, or

(d) if the time for response has been set by order of the Court, within that time.

(1)	The ADDRESS FOR SERVICE of EMX Royalty Corporation is: c/o Jessica Lewis Cassels Brock & Blackwell LLP 2200 - 885 West Georgia Street Vancouver BC V6E 3C8 Fax number address for service (if any) of EMX Royalty Corporation: 604.691.6120 E-mail address for service (if any) of EMX Royalty Corporation: jlewis@cassels.com
(2)	The name and office address of EMX Royalty Corporation's lawyer is: c/o Jessica Lewis Cassels Brock & Blackwell LLP 2200 - 885 West Georgia Street Vancouver BC V6E 3C8

CLAIM OF THE PETITIONER

<u>Part 1: ORDERS SOUGHT</u>

The Petitioner, EMX Royalty Corporation ("**EMX**"), applies for:

1. An interim order in the form attached as **Appendix "A"** to this Petition (the "**Interim Order**").

2. An order (the "**Final Order**") pursuant to sections 288 and 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended or superseded (the "**BCBCA**") in the form attached as **Appendix "B"** to this Petition:

   a) approving an arrangement (the "**Arrangement**") involving EMX, Elemental Altus Royalties Corp. ("**Elemental Altus**") and 1554829 B.C. Ltd. ("**Acquireco**"), pursuant to a statutory plan of arrangement under Division 5 of Part 9 of the BCBCA *Business Corporations Act* (British Columbia) (the "**BCBCA**"). The Arrangement is more particularly described in the plan of arrangement (the "**Plan of Arrangement**")

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attached as Appendix D to the draft Management Information Circular (the "**Circular**") of EMX, attached as Exhibit "A" to the Affidavit #1 of Michael Winn sworn on September 25, 2025, and filed herein (the "**Winn Affidavit**"); and

b) declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive consideration in the exchanges provided for in the Plan of Arrangement, and hereby providing notice that it is the intention of the parties to rely upon Section 3(a)(10) of the *United States Securities Act of 1933*, as amended (the "**U.S. Securities Act**"), as a basis for an exemption from the registration requirements thereof with respect to the Consideration Shares and Replacement Options issued under the proposed Plan of Arrangement.

3. Such further and other relief as counsel for the Company may advise and the Court may deem just.

Part 2: FACTUAL BASIS

DEFINITIONS

1. As used in this Petition, unless otherwise defined, capitalized terms not otherwise defined herein bear the meanings given to them in the Circular attached as Exhibit "A" to the Winn Affidavit.

EMX

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23. In connection with the Meeting, EMX intends to send to each Securityholder a copy of the following material and documentation substantially in the form as attached as Exhibits "A" to "C" to the Winn Affidavit (the "**Meeting Materials**"):

    a) the Circular which includes, among other things:

        i. an explanation of the effect of the Arrangement;

        ii. a summary of the reasons for the Board's recommendation;

        iii. the text of the Arrangement Resolution;

        vi. the Plan of Arrangement;

        vii. a copy of the Interim Order;

        viii. a copy of the Petition;

        ix. a copy of the Notice of Hearing of Petition; and

    b) the applicable form of proxy, voting instruction form and letter of transmittal.

DISSENT RIGHTS

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25. The Dissent Rights are set out in their entirety in the Interim Order.

NO CREDIT IMPACT

26. The Arrangement does not contemplate a compromise of any debt or any debt instruments of EMX and no creditor of EMX will be materially negatively affected b the Arrangement.

UNITED STATES SECURITIES LAWS

27. The Consideration Shares and Replacement Options to be issued or made issuable pursuant to the Arrangement have not been and will not be registered under the U.S. Securities Act or the Securities Laws of any state of the United States, and will be issued and exchanged in reliance upon Section 3(a)(10) of the U.S. Securities Act and exemptions from the registration requirements provided under the Securities Laws of each state of the United States in which such Securityholders reside.

28. In order to ensure the Consideration Shares and Replacement Options securities issued or made issuable to certain securityholders pursuant to an arrangement will be exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof , it is necessary that:

(a) the Court is of competent jurisdiction and is advised of the intention of the parties to rely upon Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to approve the Arrangement;

(b) each person to whom securities will be issued under the Arrangement will have the right to appear before the Court so long as such Securityholder files and delivers a response within a reasonable time;

(c) each person to whom securities will be issued under the Arrangement are given adequate notice advising them of their rights to attend the hearing of the Court to approve of the Arrangement and provide them with sufficient information necessary for them to exercise that right;

(d) the Court is required to satisfy itself as to the procedural and substantive fairness of the Arrangement to persons to whom securities will be issued under the Arrangement;

(e) the Court has determined, prior to approving the final order, that the terms and conditions of the exchanges of securities comprising the Arrangement are substantively and procedurally fair to each person to whom securities will be issued under the Arrangement; and

(f) the order of the Court approving the Arrangement expressly states that the arrangement is approved by the Court as being substantively and procedurally fair to each person to whom securities will be issued under the Arrangement.

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29. EMX, Elemental Altus and Acquireco will rely on this Court's approval as the basis for the exemption from the registration requirements of the U.S. Securities Act, for the issuance of the Consideration Shares and Replacement Options under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by such act regarding the exchange, issuance and distribution of securities, as applicable, pursuant to the Plan of Arrangement.

30. The Petitioner has advised Securityholders to whom Consideration Shares and Replacement Options will be issued or made issuable under the Arrangement that they shall receive such securities in reliance on the exemption from the registration requirements of the U.S. Securities Act contained in Section 3(a)(10) thereof, based on the Court's approval and review of the substantive and procedural fairness the Arrangement.

Part 3: LEGAL BASIS

1. EMX relies on sections 186, 238, 242-247, 288-299 of the BCBCA, Supreme Court Civil Rules 1-2(4), 1-3, 2-1(2)(b), 4-4, 4-5, 8-1, and 16-1, and the inherent jurisdiction of this Court.

2. Section 288(1) of the BCBCA permits a company to propose an arrangement with its shareholders, creditors or other persons and may, in that arrangement, make any proposal it considers appropriate.

3. Section 288(2) of the BCBCA sets out two preconditions for an arrangement to take effect: (a) the adoption of the arrangement in accordance with section 289, and (b) court approval under section 291.

4. This Court has recognized that section 291 of the BCBCA contemplates three steps in the process of approving an arrangement:

    (a) An application for an interim order for directions calling a shareholders' (and possibly other securityholders') meeting to consider and vote on the arrangement;

    (b) A meeting of shareholders (and possibly other securityholders) where the arrangement must be voted on and approved by special resolution; and

    (c) An application for final approval of the arrangement.

Re Plutonic Power Corporation, 2011 BCSC 804 (*"**Plutonic**"*) at para. 16

5. EMX intends to apply for an interim order for directions, and following the Meeting to be held in compliance with the terms of the Interim Order, return to this Court for approval of the arrangement.

6. An interim order is preliminary in nature. The purpose of the interim order is to set the wheels in motion for the application process relating to the arrangement and to establish the parameters for the holding of shareholder meetings to consider approval of the arrangement in accordance with the statute.

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Mason Capital Management LLC v TELUS Corp, 2012 BCSC 1582 ("***Mason***") at para. 31

7. In order to grant an interim order, a court need only to satisfy itself that reasonable grounds exist to regard the proposed transaction as an 'arrangement'. The court will consider the merits and fairness, from a substantive and procedural point of view, of the arrangement at the final hearing stage.

Mason at para. 32

8. In determining whether a plan of arrangement should be approved, the court must focus on the terms and impact of the arrangement itself, rather than on the process by which it was reached. What is required is that the arrangement itself, viewed substantively and objectively, be suitable for approval.

Plutonic at para. 19 citing *B.C.E. Inc. v. 1976 Debenture Holders*, 2008 SCC 69 ("***B.C.E.***") at para. 136

9. The principles to be applied in considering an application for court approval of a plan of arrangement were set out by the Supreme Court of Canada:

(a) In seeking approval of an arrangement, the corporation bears the onus of satisfying the court that the statutory procedures have been met, the application has been put forward in good faith, and the arrangement is fair and reasonable: at para. 137.

(b) In order to determine whether a plan of arrangement is fair and reasonable, the court must be satisfied that the plan serves a valid business purpose and that it adequately responds to the objections and conflicts between different affected parties: at paras. 138, 143.

(c) Whether a plan of arrangement is fair and reasonable is determined by taking into account a variety of relevant factors, including the necessity of the arrangement to the corporation's continued existence, the approval, if any, of a majority of shareholders and other security holders entitled to vote, and the proportionality of the impact on affected groups: at paras. 144-154.

Plutonic at para. 19 citing *B.C.E.*

10. Under the valid business purpose prong of the fair and reasonable analysis, courts must be satisfied that the burden imposed by the arrangement on securityholders is justified by the interests of the corporation. The proposed plan of arrangement must further the interests of the corporation as an ongoing concern.

Plutonic at para. 19 citing *B.C.E.*at para. 145

11. The second prong of the fair and reasonable analysis focuses on whether the objections of those whose rights are being arranged are being resolved in a fair and balanced way. The court must be careful not to cater to the special needs of one particular group but must strive to be fair to all involved in the transaction depending on the circumstances that

- 15 -

exist. The overall fairness of any arrangement must be considered as well as fairness to various individual stakeholders.

Plutonic at para. 19 citing *B.C.E.* at paras. 147-148

12. The following list of non-exhaustive factors has been considered by courts in applying the above principles:

(a) The necessity of the arrangement to the continued operations of the corporation. Necessity is driven by the market conditions that a corporation faces. The degree of necessity of the arrangement has a direct impact on the court's level of scrutiny;

(b) Although not determinative, courts have placed considerable weight on whether a majority of securityholders has voted to approve the arrangement. Voting results offer a key indication of whether those affected by the plan consider it to be fair and reasonable;

(c) The proportionality of the compromise between various security holders;

(d) The securityholders' position before and after the arrangement;

(e) Whether the plan has been approved by a special committee of independent directors;

(f) The presence of a fairness opinion from a reputable expert;

(g) The access of shareholders to dissent rights;

(h) The impact on various securityholders' rights; and

(i) The repute of the directors and advisors who endorse the arrangement and the arrangement's terms.

Plutonic at para. 19 citing *B.C.E.* at paras. 146, 150, 152

13. The overall determination of whether an arrangement is fair and reasonable is fact-specific and may require the assessment of different factors in different situations.

Plutonic at para. 19 citing *B.C.E.* at para. 153

14. There is no such thing as a perfect arrangement. What is required is a reasonable decision in light of the specific circumstances of each case, not a perfect decision.

Plutonic at para. 19 citing *B.C.E.* at para. 155

15. The Arrangement in this case is put forward in good faith and is fair and reasonable. On that basis, EMX asks that the Court grant its application for the Interim Order and the Final Order.

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Part 4: MATERIAL TO BE RELIED ON

1. Affidavit #1 of Michael Winn sworn September 25, 2025;

2. Affidavit #2 of Michael Winn to be made after the Meeting; and

3. Such further affidavits and other documents as counsel may advise.

Date: September 25, 2025

Signature of Lawyer for ~~EMX Royalty~~ Corporation
Jessica Lewis

To be completed by the Court only:

Order made

☐ in the terms requested in paragraphs ___________ of Part 1 of this notice of application

☐ with the following variations and additional terms:

____

____

____

Date: ______________________

____
Signature of ☐ Judge ☐ Associate Judge

THIS PETITION TO THE COURT was prepared by Jessica Lewis, of the firm of Cassels Brock & Blackwell LLP, Lawyers, whose place of business and address for delivery is 2200 - 885 West Georgia Street, Vancouver BC V6E 3C8, Telephone: 604.691.6100; Fax: 604.691.6120.

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EMX ROYALTY CORPORATION, ELEMENTAL ALTUS ROYALTIES CORP. AND 1554829 B.C. LTD.

EMX ROYALTY CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

BEFORE	)	ASSOCIATE JUDGE	)	SEPTEMBER 29, 2025

ON THE APPLICATION of the Petitioner, EMX Royalty Corporation ("**EMX**"), for an Interim Order pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002, c. 57, as amended (the "**BCBCA**") in connection with a proposed arrangement (the "**Arrangement**") involving EMX, Elemental Altus Royalties Corp. ("**Elemental Altus**") and 1554829 B.C. Ltd. ("**Acquireco**") to be effected on the terms and subject to the conditions set out in a plan of arrangement (the "**Plan of Arrangement**"), without notice, coming on for hearing to be heard at the courthouse at 800 Smithe Street, Vancouver, British Columbia V6Z 2E1 on September 29, 2025, at 9:45 a.m.; and UPON BEING ADVISED that it is the intention of the parties to rely upon Section 3(a)(10) of the *United States Securities Act of 1933*, as amended (the "**U.S. Securities Act**") as a basis for an exemption from the registration requirements thereof with respect to the Consideration Shares and Replacement Options issued under the proposed Plan of Arrangement based on the Court's approval of the Arrangement and determination that the Arrangement is substantively and procedurally fair to those who will receive securities pursuant to the proposed Plan of Arrangement; and ON HEARING Rajit Mittal, counsel for EMX, and upon reading the Petition to the Court herein, the Affidavit #1 of Michael Winn sworn on September 25, 2025 and filed herein (the "**Winn Affidavit**");

THIS COURT ORDERS THAT:

DEFINITIONS

1. As used in this Interim Order, unless otherwise defined, terms beginning with capital letters have the respective meanings set out in the draft Management Information Circular (the "**Circular**") of EMX, attached as Exhibit "A" to the Winn Affidavit.

- 2 -

MEETING

2. Pursuant to Sections 186 and 288-291 of the BCBCA, EMX is authorized and directed to call, hold and conduct a special meeting (the "**Meeting**") of the shareholders ("**Shareholders**") and optionholders who have been issued stock options under the EMX Option Plan ("**Optionholders**", and together with Shareholders, the "**Securityholders**") of EMX to be held on November 4, 2025 beginning at 10:00 a.m. (Vancouver time) and located at the offices of Cassels Brock & Blackwell LLP at Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia V6C 3E8, for the following purposes:

3. The Meeting will also be accessible via live webcast at meetnow.global/M2JX4WC.

4. The Meeting shall be called, held and conducted in accordance with the BCBCA, the Circular, the articles of EMX, the terms of this Interim Order, any further order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Interim Order.

ADJOURNMENT

5. Notwithstanding the provisions of the BCBCA and the articles of EMX, and subject to the terms of the Arrangement Agreement, as it may be amended from time to time an in accordance with its terms, EMX, if it deems advisable, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of the Securityholders respecting such adjournment or postponement and without the need for approval of the Court. Subject to the terms of the Arrangement Agreement, notice of any such adjournments or postponements shall be given by news release, newspaper advertisement, or by notice by one of the methods specified in paragraph 10 of this Interim Order, as determined to be the most appropriate method of communication by the board of directors of EMX.

6. The Record Date (as defined in paragraph 8 below) shall not change in respect of any adjournments or postponements of the Meeting, unless EMX determines that it is advisable, and subject to the provisions of the Arrangement Agreement.

AMENDMENTS

7. Prior to the Meeting, EMX is authorized to make such amendments, revisions or supplements to the Arrangement, the Plan of Arrangement, the Arrangement Agreement and the Circular, without any additional notice to the Securityholders or further orders of this Court, and the Arrangement, Plan of Arrangement, Arrangement Agreement and Circular as so amended, revised and supplemented shall be the Arrangement, Plan of Arrangement, the Arrangement Agreement or the Circular, respectively, submitted to the Meeting.

- 3 -

RECORD DATE

NOTICE OF MEETING

9. The Circular is hereby deemed to represent sufficient and adequate disclosure, including for the purpose of Section 290(1)(a) of the BCBCA, and EMX shall not be required to send to the Securityholder any other or additional statement pursuant to Section 290(1)(a) of the BCBCA.

10. The Circular, the Notice of Hearing of Petition, letter of transmittal, the voting instruction forms, and the forms of proxy, in substantially the same forms as contained in Exhibits "A" to "C" to the Winn Affidavit (collectively referred to as the "**Meeting Materials**"), with such deletions, amendments or additions thereto as counsel for EMX may advise are necessary or desirable, provided that such deletions, amendments or additions are not inconsistent with the terms of this Interim Order, shall be sent to:

    (a) the Registered Shareholders as they appear on the central securities register of EMX as at the close of business on the Record Date at least 21 days prior to the date of the Meeting, excluding the date of commencement of mailing, delivery or transmittal, by one or more of the following methods:

        (i) by prepaid ordinary or air mail addressed to the Shareholders at their addresses as they appear in the applicable records of EMX or its registrar and transfer agent as at the Record Date;

        (ii) by delivery in person or by courier to the addresses specified in subparagraph (i) above; or

        (iii) by email or facsimile transmission to any Shareholders who has previously identified himself, herself or itself to the satisfaction of EMX, acting through its representatives, and who requests such email or facsimile transmission;

    (b) the non-Registered Shareholders by providing, in accordance with the National Instrument 54-101 — *Communications with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators* ("**NI 54-101**"), the requisite number of copies of the Meeting Materials to intermediaries and registered nominees to facilitate the distribution of the Meeting Materials to the beneficial owners in accordance with NI 54-101; and

    (c) the Optionholders, holders of the EMX RSUs and EMX DSUs, directors and auditors of EMX by prepaid ordinary mail, by delivery in person or by courier, or by email or facsimile transmission, to such persons at least 21 days prior to the date of the Meeting, excluding the date of mailing or transmittal;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting and EMX's application for the Final Order. EMX is at liberty to give notice

- 4 -

of the Meeting and these proceedings to persons outside the jurisdiction of this Honourable Court in the manner specified herein.

11. In the event of a postal strike, lockout or event that prevents, delays or otherwise interrupts mailing or delivery of the Meeting Materials by prepaid ordinary mail (the "**Postal Service Disruption**") as provided for in paragraph 10:

(a) EMX shall cause an advertisement (the "**Advertisement**") to be placed in a major daily newspaper of national circulation, stating:

(i) the date, place, and time of the Meeting;

(ii) the measures implemented by EMX to ensure delivery or transmission of proxies or other Meeting Materials by the Securityholders to EMX in relation to the Meeting within the required time period and at no cost to the Securityholders; and

(iii) that the Meeting Materials are available, without charge, for review via the internet at the SEDAR+ website (www.sedarplus.ca) or for delivery to Securityholders by electronic mail or by courier upon request made to EMX;

(b) the Advertisement shall be made on or before the date upon which notice of the Meeting would otherwise be sent to the Securityholders in the event that a Postal Service Disruption had not occurred; and

(c) EMX shall, concurrently with the Advertisement, issue a press release containing the information set out in paragraph 11(a) herein and stating that the Advertisement and press release are being made in accordance with this order in lieu of prepaid ordinary mail due to the Postal Service Disruption.

12. For proxies, voting instruction forms, and other Meeting Materials that are required to be delivered to EMX for the purposes of the Meeting, EMX shall implement measures that enable Securityholders, during the Postal Service Disruption, to effect delivery or transmission by the Securityholders of said proxies or other materials within the required period at no cost to Securityholders.

13. Accidental failure of or omission by EMX to give notice to any one or more Securityholder or any other person entitled thereto, or the non-receipt of such notice by one or more Securityholder or any other person entitled thereto, or any failure or omission to give such notice as a result of events beyond the reasonable control of EMX (including, without limitation, any inability to use postal services), shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting, and shall not invalidate any resolution passed or proceeding taken at the Meeting, but if any such failure or omission is brought to the attention of EMX, then it shall use reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

14. Provided that notice of the Meeting is given, the Meeting Materials are sent to the Securityholders, and in each case to other persons entitled to be sent such materials in compliance with this Interim Order, the requirement of Section 290(1)(b) of the BCBCA to include certain disclosure in any advertisement of the Meeting is waived and no other form of service of the Meeting Materials or any portion thereof need be made or notice given,

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or other material served in respect of these proceedings or the Meeting, except as may be directed by a further order of this Court.

DEEMED RECEIPT OF NOTICE

15. The Meeting Materials (and any amendments, modifications, updates or supplements to the Meeting Materials, and any notice of adjournment or postponement of the Meeting) shall be deemed, for the purposes of this Interim Order, to have been served upon and received:

   (a) in the case of mailing pursuant to paragraphs 10(a)(i), 10(b), and 10(c) above, the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

   (b) in the case of delivery in person pursuant to paragraph 10(a)(ii), 10(b), and 10(c) above, the day following personal delivery or, in the case of delivery by courier, the day following delivery to the person's address in paragraph 10 above; and

   (c) in the case of any means of transmitted, recorded or electronic communication pursuant to paragraphs 10(a)(iii), 10(b), 10(c), 11 above, when dispatched or delivered for dispatch.

UPDATING MEETING AND NOTICE MATERIALS

16. Notice of any amendments, updates or supplement to any of the information provided in the Meeting Materials may be communicated to the Securityholders by press release, news release, newspaper advertisement or by notice sent to the Securityholders by any of the means set forth in paragraphs 10 and 11 herein, as determined to be the most appropriate method of communication by the Board.

QUORUM AND VOTING

19. In all other respects, the terms, restrictions and conditions set out in the articles of EMX shall apply in respect of the Meeting.

PERMITTED ATTENDEES

20. The only persons entitled to attend the Meeting shall be (i) the registered Securityholders as of the Record Date, or their respective proxyholders (including non-registered Shareholders that have instructed the applicable registered Shareholder to appoint such non-registered Shareholder as proxyholders to attend the Meeting on their own behalf),

- 6 -

(ii) EMX's directors, officers, auditor and advisors, (iii) representatives of Elemental Altus, including any of its respective directors, officers and advisors, (iv) representatives of Acquireco, including any of its respective directors, officers and advisors, and (v) any other person admitted on the invitation of the Chair of the Meeting or with the consent of the Chair of the Meeting, and the only persons entitled to be represented and to vote at the Meeting shall be the registered Securityholders as at the Record Date, or their respective proxyholders.

SCRUTINEER

21. Computershare Investor Services Inc. is authorized to and will act as scrutineer for the Meeting.

SOLICITATION OF PROXIES

22. EMX is authorized to use the forms of proxy (in substantially the same form as attached as Exhibit "C" to the Winn Affidavit) in connection with the Meeting. EMX is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for the purpose, and by mail or such other forms of personal or electronic communication as it may determine.

23. The procedure for the use of proxies at the Meeting shall be as set out in the Meeting Materials. The Chair of the Meeting may in his or her discretion, without notice, waive or extend the time limits for the deposit of proxies by Securityholders if he or she deems it advisable to do so, such waiver or extension to be endorsed on the proxy by the initials of the Chair of the Meeting.

DISSENT RIGHTS

- 8 -

APPLICATION FOR FINAL ORDER

31. Upon the approval, with or without variation, by the Securityholders of the Arrangement Resolution, in the manner set forth in this Interim Order, EMX may apply to this Court for, *inter alia*, an order:

    (a) pursuant to s. 291(4)(a) of the BCBCA, approving the Arrangement; and

    (b) pursuant to s. 291(4)(c) of the BCBCA, declaring that the terms and conditions of the Arrangement are procedurally and substantively fair and reasonable to those who will receive consideration provided for in the Plan of Arrangement;

    (collectively, the "**Final Order**"),

    and the hearing of the Final Order shall be held at the Courthouse at 800 Smithe Street, Vancouver, British Columbia at 9:45 a.m. (Vancouver time) on November 7, 2025, or as soon thereafter as the hearing of the Final Order can be heard, or at such other date and time as this Court may direct.

32. Upon approval, with or without variation, by the Securityholders of the Arrangement Resolution in the manner set forth in this Interim Order, the Company may apply to this Court for final approval of the Arrangement, at a hearing at which the substantive and procedural fairness of the Arrangement is considered and at which all persons to whom securities will be issued under the Arrangement have the right to appear, subject to section 34 hereof, which final order will serve as a basis of a claim to the exemption under Section 3(a)(10) of the U.S. Securities Act from the registration requirements otherwise imposed by the U.S. Securities Act regarding the exchange issuance and distribution of the Consideration Shares and the Replacement Options, as applicable, pursuant to the Plan of Arrangement.

33. The form of Notice of Hearing of Petition in connection with the Final Order attached to the Winn Affidavit as Exhibit "B" is hereby approved as the form of Notice of Proceedings for such approval.

34. Any Shareholder, or any other interested person seeking to appear at the hearing of the application for the Final Order shall file and deliver a Response to Petition (a "**Response**") in the form prescribed by the Supreme Court Civil Rules, and a copy of all affidavits or other materials upon which they intend to rely, to the Petitioner's solicitors at:

    CASSELS, BROCK & BLACKWELL LLP
    Barristers and Solicitors
    2200 - 885 West Georgia Street
    Vancouver, BC V6C 3E8

    Attention: Jessica Lewis

    Fax number for delivery: (604) 691 6120

    Telephone: (778) 372 6791

- 9 -

35. Sending the Petition, Notice of Hearing of Petition and this Interim Order in accordance with paragraphs 10 and 11, as applicable, of this Interim Order shall constitute good and sufficient service of this proceeding and no other form of service need be made and no other material need be served on persons in respect of these proceedings, except as provided in paragraphs 35 and 36 below. In particular, service of the Winn Affidavit and additional affidavits as may be filed, is dispensed with.

36. The only persons entitled to notice of any further proceedings herein, including any hearing to sanction and approve the Arrangement, and to appear and be heard thereon, shall be the solicitors for Elemental Altus, the solicitors for Acquireco, and any persons who have delivered a Response in accordance with this Interim Order.

37. In the event the hearing for the Final Order is adjourned, only the solicitors for Elemental Altus, the solicitors for Acquireco, and those persons who have filed and delivered a Response in accordance with this Interim Order need be provided with notice of the adjourned hearing date and any filed materials.

VARIANCE

38. EMX shall, subject to the terms of the Arrangement Agreement, be entitled, at any time, to apply to vary this Interim Order or for such further order or orders as may be appropriate.

39. To the extent of any inconsistency or discrepancy between this Interim Order and the Circular, the BCBCA, applicable Securities Laws or the articles of EMX, this Interim Order shall govern.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____
Signature of Lawyer for EMX Royalty Corporation
Rajit Mittal

By the Court

____
Registrar

No. ____________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EMX ROYALTY CORPORATION, ELEMENTAL ALTUS ROYALTIES CORP. AND 1554829 B.C. LTD.

EMX ROYALTY CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION
(Interim Order)

CASSELS BROCK & BLACKWELL LLP
2200 – 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (778) 372 6791
Facsimile: (604) 691-6120
E-mail: jlewis@cassels.com
Attention: Jessica Lewis

No. ___________
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EMX ROYALTY CORPORATION, ELEMENTAL ALTUS ROYALTIES CORP. AND 1554829 B.C. LTD.

EMX ROYALTY CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION
(Final Order)

BEFORE	) THE HONOURABLE JUSTICE	)	____, 2025

ON THE APPLICATION of EMX Royalty Corporation ("**EMX**") coming on for hearing at 800 Smithe Street, Vancouver, British Columbia on [November 7], 2025 and UPON HEARING Jessica Lewis, counsel for the Petitioner; and no one appearing on behalf of any shareholders ("**Shareholders**") and optionholders who have been issued stock options under the EMX Option Plan (together with Shareholders, the "**Securityholders**") though duly served, or any other interested party; AND UPON READING the Petition to the Court herein dated September 25, 2025; AND UPON READING the Interim Order of Associate Judge _____ dated September 29, 2025; AND UPON READING Affidavit #1 of Michael Winn sworn on September 25, 2025, and Affidavit #2 of [●] sworn on [●], 2025, respectively; AND UPON IT APPEARING that notice of the time and place of the hearing of this application was given to the Securityholders; AND UPON the requisite approval of the Securityholders having been obtained at the special meeting of Securityholders held on November 4, 2025; AND UPON conducting a hearing at which all persons to whom securities will be issued under the Arrangement had the right to appear and after having received adequate notice thereof, considered the fairness to the parties affected by the terms and conditions of the Arrangement and the transactions contemplated by the Arrangement, from a procedural and substantive point of view; AND UPON BEING ADVISED and the Court understands and consents that this Order will serve as a basis by the parties to claim and rely upon section 3(a)(10) of the *United States Securities Act of 1933*, as amended for an exemption from the registration requirements thereof with respect to the Consideration Shares and Replacement Options (each as defined in the Plan of Arrangement (as defined below)) issued under the proposed Plan of Arrangement (the "**Plan of Arrangement**"), a copy of which is attached hereto as Schedule "A", based on the Court's approval of the Arrangement

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and determination and declaration that the Arrangement is substantively and procedurally fair and reasonable to those who will receive securities pursuant to the Plan of Arrangement;

THIS COURT ORDERS AND DECLARES that:

1. Pursuant to the provisions of section 291(4) of the *Business Corporations Act*, S.B.C. 2002, C. 57, as amended (the "**BCBCA**") the arrangement (the "**Arrangement**") as provided for in the Plan of Arrangement, including the terms and conditions thereof and the issuances of securities contemplated therein, is substantively and procedurally fair and reasonable to all persons entitled to receive securities as provided for in the Plan of Arrangement;

2. The Arrangement as provided for in the Plan of Arrangement be and hereby is approved pursuant to the provisions of sections 291(4)(a) and 295 of the BCBCA;

3. The Arrangement shall be implemented in the manner and sequence set forth in the Plan of Arrangement and, pursuant to sections 291, 292 and 296 of the BCBCA, the Arrangement will take effect as of the Effective Time, as defined in the Plan of Arrangement;

4. The Arrangement as set forth in the Plan of Arrangement shall be binding on EMX and the Securityholders upon the taking effect of the Arrangement pursuant to section 297 of the BCBCA; and

5. EMX shall be at liberty to seek the advice and direction of this Court as to the implementation of this Order or to apply for such further order or orders as may be appropriate.

THE FOLLOWING PARTIES APPROVE THE FORM OF THIS ORDER AND CONSENT TO EACH OF THE ORDERS, IF ANY, THAT ARE INDICATED ABOVE AS BEING BY CONSENT:

____

Signature of lawyer for the Petitioner
Jessica Lewis

By the Court

____

Registrar

No. __________

Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EMX ROYALTY CORPORATION, ELEMENTAL ALTUS ROYALTIES CORP. AND 1554829 B.C. LTD.

EMX ROYALTY CORPORATION

PETITIONER

ORDER MADE AFTER APPLICATION
(Final Order)

CASSELS BROCK & BLACKWELL LLP
Lawyers
2200 – 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (778) 372 6791
Facsimile: (604) 691-6120
E-mail: jlewis@cassels.com
Attention: Jessica Lewis

FILING AGENT: WEST COAST TITLE SEARCH

No. S257266
Vancouver Registry

IN THE SUPREME COURT OF BRITISH COLUMBIA

IN THE MATTER OF SECTIONS 288 AND 291 OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, CHAPTER 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING EMX ROYALTY CORPORATION, ELEMENTAL ALTUS ROYALTIES CORP. AND 1554829 B.C. LTD.

EMX ROYALTY CORPORATION

PETITIONER

NOTICE OF HEARING OF PETITION

To: The Securityholders of EMX Royalty Corporation ("**EMX**").

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner in the Supreme Court of British Columbia (the "**Court**") for approval of an arrangement (the "**Arrangement**"), involving EMX, Elemental Altus Royalties Corp. ("**Elemental Altus**") and 1554829 B.C. Ltd., pursuant to section 291 of the *Business Corporations Act*, S.B.C. 2002 c. 57 and amendments thereto (the "**BCBCA**");

AND NOTICE IS FURTHER GIVEN that by Order of Associate Judge Bilawich, an Associate Judge of the Supreme Court of British Columbia, dated September 29, 2025 (the "**Interim Order**"), the Court has given directions as to the calling of a special meeting of the Securityholders for the purpose of, among other things, considering and voting upon the special resolution to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that an application for a Final Order approving the Arrangement and for a determination that the terms of the Arrangement are fair and reasonable, procedurally and substantively, to all those who will receive consideration pursuant to the Arrangement shall be made before the presiding Judge in Chambers at the Courthouse, 800 Smithe Street, Vancouver, British Columbia on November 7, 2025 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard (the "**Final Application**"); and

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement will, if made, and after consideration of the substantive and procedural fairness of the Arrangement, serve as the basis of an exemption from the registration requirements of the United States *Securities Act of 1933*, as amended, pursuant to Section 3(a)(10) thereof with respect to the securities issued under the Arrangement.

IF YOU WISH TO BE HEARD, any person affected by the Final Order sought may appear (either in person or by counsel) and make submissions at the hearing of the Final Application if such

LEGAL*69445052.4

- 2 -

person has filed with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response to Petition ("**Response**") in the form prescribed by the Supreme Court Civil Rules, together with any affidavits and other material on which that person intends to rely at the hearing of the Final Application, and delivered a copy of the filed Response, together with all affidavits and other material on which such person intends to rely at the hearing of the Final Application, including an outline of such person's proposed submissions, to the Petitioner at its address for delivery set out below by or before 4:00 p.m. (Vancouver time) on November 5, 2025.

The Petitioner's address for delivery is:

CASSELS, BROCK & BLACKWELL LLP
Barristers and Solicitors
2200 - 885 West Georgia Street
Vancouver, BC V6C 3E8

Attention: Jessica Lewis

Fax number for delivery: (604) 691 6120

Telephone: (778) 372 6791

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE FINAL APPLICATION, YOU MUST GIVE NOTICE OF YOUR INTENTION by filing and delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF THE FINAL APPLICATION, after a hearing upon and consideration of the substantive and procedural fairness of such terms and conditions of the Arrangement at which all persons to whom the securities will be issued under the Arrangement have the right to appear and have received sufficient and timely notice thereof, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement, as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Securityholders.

A copy of the Petition, affidavits and other documents in the proceeding will be furnished to any Securityholders upon request in writing addressed to the solicitors of EMX at the address for delivery set out above.

Date: September 29, 2025

Signature of lawyer for EMX Royalty Corporation
Rajit Mittal

LEGAL*69445052.4

APPENDIX D

PLAN OF ARRANGEMENT

UNDER DIVISION 5 OF PART 9
OF THE BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1. Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

"Acquireco" means 1554829 B.C. Ltd. a corporation existing under the laws of the Province of British Columbia and a direct wholly-owned subsidiary of Elemental;

"Acquireco Share" means a common share in the capital of Acquireco;

"affiliate" has the meaning ascribed to such term in the Arrangement Agreement;

"Amalco" has the meaning ascribed thereto in subsection 3.1(b) of this Plan of Arrangement;

"Amalco Share" means a common share in the capital of Amalco;

"Amalgamation" means the amalgamation of Acquireco and EMX pursuant to this Plan of Arrangement, with Amalco as the successor corporation;

"Arrangement" means the arrangement of EMX pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations hereto made in accordance with the terms of the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or made at the direction of the Court in either the Interim Order or the Final Order with the consent of EMX and Elemental, each acting reasonably);

"Arrangement Agreement" means the arrangement agreement dated September 4, 2025 among Elemental, Acquireco and EMX, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof;

"Arrangement Resolution" means the special resolution of the EMX Shareholders approving the Arrangement to be considered at the EMX Meeting, substantially in the form and content of Schedule "B" to the Arrangement Agreement;

"BCBCA" means the Business Corporations Act (British Columbia);

"Business Day" means a day, other than a Saturday, a Sunday or a statutory or civic holiday in the Province of British Columbia;

"Certificate" means a share certificate, direct registration statement (DRS) advice or any other document or instrument representing shares or securities of a person;

"Consideration" means the Elemental Shares to be issued to the EMX Shareholders in exchange for the EMX Shares pursuant to this Plan of Arrangement, being a number of Elemental Shares for each EMX Share equal to the Exchange Ratio;

"Court" means the Supreme Court of British Columbia;

"Depositary" means any suitably qualified Person that EMX and Elemental mutually agree in writing to appoint to act as depositary in relation to the Arrangement;

"Dissent Rights" shall have the meaning ascribed thereto in Section 4.1 of this Plan of Arrangement;

"Dissenting Shareholder" means a registered EMX Shareholder that has duly and validly exercised their Dissent Rights in strict compliance with the procedures set out in Sections 237 to 247 of the BCBCA, as may be modified by the Interim Order, the Final Order and Section 4.1 hereof, and who has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights;

"Effective Date" means the date upon which the Arrangement becomes effective in accordance with Section 2.9 of the Arrangement Agreement;

"Effective Time" means 12:01 a.m. (Vancouver time) on the Effective Date or such other time as Elemental and EMX may mutually agree in writing;

"Elemental" means Elemental Altus Royalties Corp., a corporation existing under the laws of the Province of British Columbia;

"Elemental Share" means a common share in the capital of Elemental;

"EMX" means EMX Royalty Corp., a corporation existing under the laws of the Province of British Columbia;

"EMX Board" means the board of directors of EMX as the same is constituted from time to time;

"EMX Circular" means the notice of the EMX Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to the EMX Shareholders in connection with the EMX Meeting, as amended, supplemented or otherwise modified from time to time;

"EMX Convertible Securities" means the EMX Options, the EMX Warrants, the EMX RSUs and EMX DSUs;

"EMX DSUs" means the outstanding deferred share units of EMX granted under and governed by, an EMX DSU Agreement;

"EMX DSU Holder" means a holder of one or more EMX DSUs, in such capacity;

"EMX DSU Agreements" means the Deferred Share Unit Agreements entered into by EMX on March 31, 2025;

"EMX Meeting" means the special meeting of the EMX Shareholders, including any adjournments or postponements thereof in accordance with the terms of the Arrangement Agreement, called and held in accordance with the Interim Order to consider the Arrangement Resolution and any other matters as may be set out in the EMX Circular and agreed to in writing by Elemental, acting reasonably;

"EMX Option Holder" means a holder of one or more EMX Options, in such capacity;

"EMX Option Plan" means the Stock Option Plan of EMX, which was last amended on November 23, 2023 and last approved by EMX Shareholders at the annual general and special meeting of EMX held on June 2, 2025;

"EMX Options" means the outstanding options of EMX to purchase EMX Shares issued under the EMX Option Plan;

"EMX Replacement Options" means the options to acquire Elemental Shares to be issued in exchange for EMX Options pursuant to this Plan of Arrangement;

"EMX RSU Plan" means the Restricted Share Unit Plan of EMX, which was last amended on November 23, 2023 and last approved by EMX Shareholders at the annual general and special meeting of EMX held on June 28, 2023;

"EMX RSUs" means the outstanding restricted share units of EMX granted under, or governed by, the EMX RSU Plan;

"EMX RSU Holder" means a holder of one or more EMX RSUs, in such capacity;

"EMX Securityholders" means, collectively, the EMX Shareholders and the holders of EMX Convertible Securities, in such capacity;

"EMX Shareholder" means a holder of one or more EMX Shares, in such capacity;

"EMX Shares" means the common shares in the capital of EMX;

"Exchange Ratio" means: (a) 0.2822 Elemental Shares for each EMX Share, if the Consolidation is completed prior to the Effective Time; or (b) 2.8220 Elemental Shares for each EMX Share, if the Consolidation is not completed prior to the Effective Time, subject to adjustment in accordance with Section 2.14 of the Arrangement Agreement and Section 3.5 hereof;

"Final Order" means the final order of the Court pursuant to Section 291 of the BCBCA, in form and substance acceptable to EMX and Elemental, each acting reasonably, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, after being informed of the intention to rely upon the Section 3(a)(10) Exemption with respect to the issuance, exchange and distribution of the Consideration pursuant to the Arrangement, and approving the Arrangement, as such order may be amended, modified, supplemented or varied by the Court (with the consent of EMX and Elemental, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal (provided that any such affirmation, amendment, modification, supplement or variation is acceptable to EMX and Elemental, each acting reasonably);

"In-The-Money Value" means, in respect of an EMX Option or an EMX Replacement Option (as the case may be) at a particular time, the amount, if any, by which (a) the aggregate fair market value at that time of the EMX Shares or Elemental Shares (as the case may be) subject to and issuable upon the exercise such EMX Option or EMX Replacement Option (as the case may be) exceeds (b) the exercise price of such EMX Option or EMX Replacement Option (as the case may be);

"Interim Order" means the order made after the application submitted to the Court pursuant to Section 291 of the BCBCA after being informed of the intention to rely upon the exemption from registration under Section 3(a)(10) of the U.S. Securities Act with respect to the Consideration and EMX Replacement Options to be issued pursuant to the Arrangement as contemplated by Section 2.2 of the Arrangement Agreement, in form and substance acceptable to EMX and Elemental, each acting reasonably, providing for, among other things, the calling and holding of the EMX Meeting, as the same may be amended, affirmed, modified, supplemented or varied by the Court (provided that such amendment, affirmation, modification, supplement or variation is satisfactory to both EMX and Elemental, acting reasonably) at any time prior to the Effective Date or, if appealed, as affirmed or amended (provided that any such amendment, affirmation, modification, supplement or variation is satisfactory to both EMX and Elemental, each acting reasonably) on appeal unless such appeal is withdrawn, abandoned or denied;

"Letter of Transmittal" means the letter of transmittal for EMX Shares enclosed with the EMX Circular for use in connection with the Arrangement, or such other equivalent form of letter of transmittal acceptable to Elemental, acting reasonably;

"Party" means any one of EMX, Acquireco, Amalco or Elemental as the case may be, and "Parties" means all of them, collectively;

"Plan of Arrangement" means this plan of arrangement and any amendments or variations hereto made in accordance with the Arrangement Agreement or Section 6.1 of this Plan of Arrangement or at the direction of the Court and agreed to in writing by both EMX and Elemental, each acting reasonably;

"Registrar" means the person appointed as the Registrar of Companies pursuant to section 400 of the BCBCA;

"Sales Agent" shall have the meaning ascribed thereto in Section 5.7 of this Plan of Arrangement;

"Section 3(a)(10) Exemption" means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the exchange, issuance and distribution of all Elemental Shares and EMX Replacement Options pursuant to this Plan of Arrangement;

"Subscriber" means Tether Investments S.A. de C.V. or an affiliate or assignee thereof, in each case as permitted pursuant to the terms of the Subscription Agreement and the Arrangement Agreement;

"Subscription Agreement" means the subscription agreement dated September 4, 2025 between Elemental and the Subscriber;

"Tax Act" means the Income Tax Act (Canada) and the regulations thereunder;

"Taxes" mean any and all taxes, imposts, levies, withholdings, duties, fees, premiums, assessments and other charges of any kind, however denominated and instalments in respect thereof imposed by any Governmental Entity, including for greater certainty all income or profits taxes (including Canadian federal, provincial and territorial income taxes), payroll and employee withholding taxes, employment taxes, unemployment insurance, disability taxes, social insurance taxes, sales taxes, use taxes, ad valorem taxes, excise taxes, goods and services taxes, harmonized sales taxes, franchise taxes, gross receipts taxes, capital taxes, business license taxes, non-resident withholding taxes, mining royalties, alternative minimum taxes, estimated taxes, abandoned or unclaimed (escheat) taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, severance taxes, workers' compensation, Canada and other government pension plan premiums or contributions and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which a Party or any of its subsidiaries is required to pay, withhold or collect, together with any interest, penalties or other additions to tax that may become payable in respect of such taxes, whether disputed or not;

"TSXV" means the TSX Venture Exchange;

"U.S. Exchange" means the NASDAQ Stock Market or NYSE American LLC;

"U.S. Securities Act" means the United States Securities Act of 1933, and the rules and regulations promulgated thereunder;

"U.S. Tax Code" means the United States Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder;

"U.S. Treasury Regulations" means the regulations promulgated by the United States Department of the Treasury under the Internal Revenue Code of 1986, as amended, and the guidance thereunder; and

"Value per Settled DSU" means the market value of the EMX Shares as at the Effective Date based on the volume-weighted average price of the EMX Shares on the TSXV for the five (5) trading days immediately preceding the Effective Date.

In addition, words and phrases used herein and defined in the BCBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the BCBCA unless the context otherwise requires.

1.2. Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein", "hereto", "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3. Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of any gender shall include all genders and the word "person" and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, company, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4. Date for any Action

If the date on which any action is required or permitted to be taken hereunder is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.5. Statutory References

Any reference in this Plan of Arrangement to a statute includes all rules and regulations made or promulgated thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6. Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada. As used herein, all references to "$" refer to Canadian dollars.

1.7. Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.

1.8. Certain Phrases and References, etc.

In this Plan of Arrangement, unless the context otherwise requires: (a) "including", "includes" and "include" mean "including (or includes or include) without limitation"; (b) "or" is not exclusive; (v) "day" means "calendar day"; (d) "hereof", "herein", "hereunder" and words of similar import, shall refer to this Plan of Arrangement as a whole and not to any particular provision of this Plan of Arrangement; (e) "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of"; (f) "extent" in the phrase "to the extent" shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply "if"; (g) unless stated otherwise, "Article" or "Section" followed by a number or letter mean and refer to the specified Article or Section of this Plan of Arrangement; and (h) when used in reference to an EMX Shareholder, EMX Securityholder, EMX Option Holder, EMX RSU Holder, EMX DSU Holder, holder of EMX Shares or holder of EMX Convertible Securities, "former" means and refers to an EMX Shareholder, EMX Securityholder, EMX Option Holder, EMX RSU Holder, EMX DSU Holder, holder of EMX Shares or holder of EMX Convertible Securities, as applicable, immediately prior to the Effective Time.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 Arrangement Agreement

This Plan of Arrangement constitutes an arrangement as referred to in section 288 of the BCBCA and is made pursuant to, and is subject to the provisions of, the Arrangement Agreement.

2.2 Binding Effect

This Plan of Arrangement and the Arrangement will become effective and be binding on EMX, Elemental, Acquireco, Amalco, all EMX Securityholders (including Dissenting Shareholders and including any holders of a beneficial interest in any securities of EMX), any trustee, registrar, transfer agent or depositary of EMX and the Depositary at and after the Effective Time, in each case without any further authorization, act or formality required on the part of any person, except as expressly provided in this Plan of Arrangement.

ARTICLE 3
ARRANGEMENT

3.1 Arrangement

At the Effective Time, the following shall, unless specifically provided otherwise in this Section 3.1, occur and shall be deemed to occur sequentially in the following order without any further authorization, act or formality by EMX, Elemental, Acquireco, Amalco, any EMX Securityholder or any other person, in each case, unless stated otherwise, at five-minute intervals starting at the Effective Time:

(a) each EMX Share outstanding immediately prior to the Effective Time held by a Dissenting Shareholder shall be, and shall be deemed to be, assigned and transferred to EMX in exchange for a debt claim against EMX in an amount determined in accordance with Article 4 hereof (less applicable tax withholding pursuant to Section 5.4), and:

(i) the registered holders of such EMX Shares immediately prior to the Effective Time shall: (A) cease to be the registered holders of such EMX Shares and shall cease to have any rights as an EMX Shareholder (other than the right to be paid the fair value for such EMX Share as set out in Article 4 hereof); (B) be removed from the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so assign and transfer such EMX Shares; and

(ii) EMX shall be deemed to be the transferee of such EMX Shares and shall be entered in the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares;

(iii) each EMX Share so assigned and transferred to EMX pursuant to this Section 3.1(a) shall thereupon be cancelled and cease to be outstanding;

(b) each EMX RSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be, and shall be deemed to be, without any further action by or on behalf of an RSU Holder, immediately vested and exercised in exchange for one EMX Share (less applicable tax withholding pursuant to Section 5.4, and provided that no share certificates or DRS statements shall be issued with respect to such EMX Shares), and:

(i) each EMX RSU Holder shall: (A) cease to be the holder of any EMX RSUs and cease to have any rights as a holder of EMX RSUs (other than, for certainty, the right to receive the Consideration pursuant to Section 3.1(c)(xii)); (B) be removed from the register of RSU Holders maintained by or on behalf of EMX in respect of the EMX RSUs; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX RSUs;

(ii) each EMX RSU so exchanged pursuant to this Section 3.1(b) shall thereupon be cancelled and cease to be outstanding; and

(iii) the EMX RSU Plan and all agreements relating to the EMX RSUs shall be terminated and shall be of no further force and effect;

(c) EMX and Acquireco shall amalgamate to form one corporate entity, with the same effect as if they had amalgamated under Section 269 of the BCBCA except the separate legal existence of Acquireco will not cease and Acquireco will survive the amalgamation notwithstanding the issue by the Registrar of a certificate of amalgamation and the assignment of a new incorporation number (Acquireco, as such surviving entity, may be referred to herein as "Amalco"). The Amalgamation is intended to qualify as an amalgamation as defined in subsection 87(1) of the Tax Act. Upon the Amalgamation the following steps (i) through (xvi) shall, and shall be deemed to, occur concurrently:

(i) without limiting the generality of subsection 3.1(c) above, EMX and Acquireco shall amalgamate, the separate legal existence of EMX will cease without EMX being liquidated or wound-up, and EMX and Acquireco shall continue as Amalco, under the terms and conditions prescribed in this Plan of Arrangement, and their continuation as one company becomes irrevocable;

(ii) Amalco shall become capable immediately of exercising the functions of an incorporated company;

(iii) Amalco shall have the name of EMX;

(iv) the shareholder of Amalco shall have the powers and the liability provided in the BCBCA;

(v) the property, rights and interests of each of EMX and Acquireco shall continue to be the property, rights and interests of Amalco, and such amalgamation shall not constitute an assignment by operation of law, a transfer or any other disposition of the property, rights and interests of EMX or Acquireco to Amalco;

(vi) an existing cause of action, claim or liability to prosecution of either EMX or Acquireco shall be unaffected;

(vii) Amalco shall continue to be liable for the obligations of EMX and Acquireco;

(viii) any legal proceedings being prosecuted or pending by or against EMX or Acquireco may be prosecuted, or their prosecution may be continued as the case may be, by or against Amalco;

(ix) a conviction against, or a ruling, order or judgment in favour of or against, either EMX or Acquireco may be enforced by or against Amalco;

(x) the board of directors of Amalco shall be comprised of a minimum of 1 and a maximum of 10 directors and the initial directors of Amalco will be such persons as determined by EMX and Acquireco;

(xi) the notice of articles and articles of Amalco shall be substantially identical to the notice of articles and articles of EMX immediately prior to the Amalgamation;

(xii) each EMX Share outstanding, including any EMX Shares issued pursuant to Section 3.1(b) (subject to Section 3.2 and Article 5), shall be cancelled in exchange for the Consideration and the registered holders of such EMX Shares immediately prior to such cancellation shall:

(A) cease to be the registered holders of such EMX Shares and shall cease to have any rights as an EMX Shareholder (other than the right to be paid the Consideration pursuant to this Plan of Arrangement);

(B) be removed from the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares;

(C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so cancel such EMX Shares; and

(D) subject to Article 6, be entered in the register of holders of Elemental Shares maintained by or on behalf of Elemental in respect of the Elemental Shares as the registered holder of such Elemental Shares so received pursuant to this Section 3.1(c)(xii);

(xiii) the amounts added to the capital of the Elemental Shares shall be amounts equal to the paid-up capital (as that term is used for purposes of the Tax Act) of the EMX Shares (other than the EMX Shares held by Dissenting Shareholders) immediately prior to the Effective Time;

(xiv) Elemental shall receive one Amalco Share in exchange for each Acquireco Share held by it;

(xv) in consideration for Elemental's issuance of the Elemental Shares referenced in Section 3.1(c)(xii), Amalco shall issue to Elemental one Amalco Share for each Elemental Share issued by Elemental under Section 3.1(c)(xii); and

(xvi) the amounts added to the capital of the Amalco Shares shall be amounts equal to the paid-up capital (as that term is used for purposes of the Tax Act) of the Acquireco Shares and EMX Shares immediately prior to the Effective Time;

(d) concurrently with (and no earlier than) the issuance of the Consideration in Section 3.1(c)(xii), Elemental shall, and shall be deemed to, issue such number of Elemental Shares to the Subscriber as is required pursuant to and in accordance with the terms of the Subscription Agreement if the conditions set out therein have been satisfied or waived as of such time;

(e) notwithstanding the EMX Option Plan, each EMX Option outstanding immediately prior to the Effective Time, whether vested or unvested, shall without any further action by or on behalf of an EMX Option Holder, be exchanged for an EMX Replacement Option, each such EMX Replacement Option being exercisable to purchase from Elemental a number of Elemental Shares equal to the product of (A) the number of EMX Shares subject to the EMX Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio. The exercise price per Elemental Share underlying an EMX Replacement Option shall be an amount equal to the quotient of (X) the exercise price per EMX Share underlying the EMX Option immediately prior to the Effective Time divided by (Y) the Exchange Ratio (provided that the aggregate exercise price payable on any particular exercise of EMX Replacement Options shall be rounded up to the nearest whole cent). It is intended that (i) the provisions of Subsection 7(1.4) of the Tax Act apply to the exchange of EMX Options for EMX Replacement Options pursuant to this Section 3.1(e) and (ii) such exchange of options be treated as other than the grant of a new stock right or a change in the form of payment pursuant to Section 1.409A-1(b)(5)(v)(D) of the U.S. Treasury Regulations. Accordingly, and notwithstanding the foregoing, if required, the exercise price of an EMX Replacement Option will be adjusted accordingly with effect at and from the Effective Time such that the In-The-Money Value of the EMX Replacement Option immediately after the exchange does not exceed the In-The-Money Value of the EMX Option for which it was exchanged immediately before the exchange. Notwithstanding the foregoing provisions of this Section 3.1(e), each EMX Option which is an "incentive stock option" shall be adjusted as required by Section 424 of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder so as not to constitute a modification, extension or renewal of such EMX Option, within the meaning of Section 424(h) of the U.S. Tax Code. Except as provided in this Section 3.1(e), all terms and conditions of each EMX Replacement Option, including the term to expiry and conditions to and manner of exercising, will be the same as the EMX Option for which it was exchanged, and shall be governed by the terms of the EMX Option Plan and any document evidencing an EMX Option shall thereafter evidence, and be deemed to evidence, an EMX Replacement Option; and, upon the occurrence of the foregoing:

(i) each EMX Option Holder shall: (A) cease to be the holder of any EMX Options and cease to have any rights as a holder of EMX Options (and shall instead, for certainty, be a holder of the applicable number of EMX Replacement Options and have rights as a holder of EMX Replacement Options); (B) be removed from the register of EMX Option Holders maintained by or on behalf of Amalco in respect of the EMX Options (and be added to the register of EMX Replacement Options maintained by or on behalf of Amalco in respect of the EMX Replacement Options); and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX Options for EMX Replacement Options; and

(ii) each EMX Option so exchanged pursuant to this Section 3.1(e) shall thereupon be cancelled and cease to be outstanding;

(f) notwithstanding the EMX DSU Plan, each EMX DSU outstanding immediately prior to the Effective Time, whether vested or unvested, shall be, and shall be deemed to be, without any further action by or on behalf of an EMX DSU Holder, immediately vested, and shall be exchanged for the right to receive payment from Amalco of a cash amount equal to the Value per Settled DSU (less applicable tax withholding pursuant to Section 5.4), and:

(i) each EMX DSU Holder shall: (A) cease to be a holder of any EMX DSUs and cease to have any rights as a holder of EMX DSUs (except the right to receive a cash amount per EMX DSU equal to the Value per Settled DSU); (B) be removed from the register of EMX DSUs maintained by or on behalf of Amalco in respect of the EMX DSUs; and (C) be deemed to have executed and delivered all consents, notices, releases, assignments and waivers, statutory or otherwise, required to so exercise and exchange such EMX DSUs;

(ii) each EMX DSU so exercised and exchanged pursuant to this Section 3.1(f) shall thereupon be cancelled and cease to be outstanding; and

(iii) the EMX DSU Agreements shall be terminated and shall be of no further force and effect.

3.2 No Fractional Shares

No fractional Elemental Shares shall be issued to EMX Securityholders pursuant to this Plan of Arrangement or pursuant to the exercise of any securities issued to EMX Securityholders pursuant to this Plan of Arrangement. Where the aggregate number of Elemental Shares to be issued to an EMX Securityholder under the Arrangement or pursuant to such exercise would otherwise result in a fraction of an Elemental Share being issuable, the number of Elemental Shares to be issued to such EMX Securityholder shall be rounded down to the nearest whole Elemental Share, and such EMX Securityholder shall not be entitled to any payment or other compensation in respect of such fractional Elemental Share.

3.3 Effect of Arrangement on EMX Warrants

As a result of the completion of the steps set out in Section 3.1, from and after the Effective Time in accordance with the terms of the EMX Warrant Certificate, each holder of EMX Warrants shall be entitled to receive upon the exercise of any such EMX Warrants, in lieu of the EMX Shares to which such holder was theretofore entitled upon such exercise, and for the same consideration otherwise payable therefor, the number of Elemental Shares which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Date, such holder had been the registered holder of the number of EMX Shares to which such holder would have been entitled if such holder had exercised such EMX Warrants immediately prior to the Effective Time; provided that, no fractional Elemental Shares will be issued upon exercise of the EMX Warrants, nor shall any compensation be made for such fractional Elemental Shares, if any. To the extent that holder of EMX Warrants would otherwise be entitled to purchase a fraction of an Elemental Share, such right may be exercised in combination with other rights which, in the aggregate, entitle the holder of EMX Warrants to purchase a whole number of Elemental Shares.

3.4 Post-Effective Time Procedures

The events provided for in Section 3.1 shall be deemed to occur on the Effective Date, notwithstanding that certain procedures related thereto may not be completed until after the Effective Date.

3.5 Adjustment of Consideration

The Consideration, the Exchange Ratio, and any other dependent item set out in this Plan of Arrangement or the Arrangement Agreement, shall be adjusted in the circumstances and in the manner described in Section 2.14 of the Arrangement Agreement, except as may otherwise be agreed in writing by the Parties.

ARTICLE 4
DISSENT RIGHTS

4.1 Dissent Rights

Each registered EMX Shareholder may exercise rights of dissent with respect to the EMX Shares held by such EMX Shareholder ("Dissent Rights") in connection with this Plan of Arrangement pursuant to and in strict compliance with the procedures set forth in sections 237 to 247 of the BCBCA, as modified by the Interim Order, the Final Order and this Section 4.1, provided that notwithstanding section 242 of the BCBCA, the exercise of Dissent Rights and written notice of dissent of such registered EMX Shareholder to the Arrangement Resolution must be received by EMX from registered EMX Shareholders that wish to dissent not later than 5:00 p.m. (Vancouver time) on the Business Day that is two (2) Business Days before the EMX Meeting (as it may be adjourned or postponed from time to time). Each Dissenting Shareholder who validly exercises Dissent Rights in accordance with this Section 4.1 shall be deemed to have irrevocably assigned and transferred all EMX Shares held by such Dissenting Shareholder, to EMX, as provided in Section 3.1(a), and if such Dissenting Shareholder:

(a) is ultimately entitled to be paid fair value for their EMX Shares, such Dissenting Shareholder shall: (i) be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (ii) be entitled to be paid the fair value of such EMX Shares by Amalco in cash, less any applicable withholdings, which fair value, notwithstanding anything to the contrary in the BCBCA, shall be determined as of the close of business on the Business Day immediately preceding the date on which the Arrangement Resolution was adopted at the EMX Meeting; and (iii) will not be entitled to any other payment or consideration, including any payment or consideration that would be payable under the Arrangement if such Dissenting Shareholder had not exercised their Dissent Rights in respect of such EMX Shares; or

(b) is ultimately not entitled, for any reason, to be paid the fair value for their EMX Shares, such Dissenting Shareholder shall be: (i) deemed to have participated in the Arrangement as of the Effective Time on the same basis as the other EMX Shareholders who did not exercise Dissent Rights; and (ii) entitled to receive only the Consideration, as contemplated by Section 3.1(b), that such Dissenting Shareholder would have received pursuant to the Arrangement if such Dissenting Shareholder had not exercised Dissent Rights.

4.2 Recognition of Dissenting Holders

(a) In no case shall any Party, the Depositary or any other person be required to recognize any person purporting to exercise Dissent Rights unless such person: (i) is the registered holder of the EMX Shares in respect of which such Dissent Rights are purported to be exercised; and (ii) has exercised his, her or its Dissent Rights in strict compliance with the procedures set out in Sections 237 to 247 of the BCBCA, as may be modified by the Interim Order, the Final Order and Section 4.1 hereof, and has neither withdrawn, nor been deemed to have withdrawn, such exercise of Dissent Rights.

(b) In no case shall any Party or any other person be required to recognize any Dissenting Shareholder as a registered or beneficial holder of EMX Shares or any interest therein (other than the rights set out in Section 4.1) at or after the Effective Time, and as of the Effective Time, the names of each Dissenting Shareholder shall be removed from the register of EMX Shareholders maintained by or on behalf of EMX in respect of the EMX Shares.

(c) In addition to any other restrictions under the Interim Order or the BCBCA, none of the following shall be entitled to exercise Dissent Rights: (i) any holder of EMX Convertible Securities (in their capacity as holders of such securities); (ii) any EMX Shareholder who voted or instructed a proxyholder to vote such EMX Shareholder's EMX Shares in favour of the Arrangement Resolution; (iii) any person (including any beneficial owner of EMX Shares) who is not a registered holder of EMX Shares; and (iv) any person who has not strictly complied with the procedures for exercising Dissent Rights or who has withdrawn, or been deemed to have withdrawn, such person's exercise of Dissent Rights prior to the Effective Time.

ARTICLE 5
DELIVERY OF CONSIDERATION

5.1 Delivery of Consideration

(a) Following receipt of the Final Order and in any event no later than the Business Day prior to the Effective Date, Elemental shall deliver or arrange to be delivered to the Depositary such number of Elemental Shares as are required to satisfy the aggregate Consideration payable to EMX Shareholders in accordance with the provisions of Section 3.1, which Elemental Shares shall be held by the Depositary in escrow as agent and nominee for such EMX Shareholders for distribution to such EMX Shareholders in accordance with the provisions of this Article 5.

(b) As soon as reasonably practicable following the later of the Effective Time and the surrender to the Depositary of a Certificate that immediately prior to the Effective Time represented one or more outstanding EMX Shares that were cancelled in accordance with Section 3.1, together with a duly completed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the former EMX Shareholder surrendering such Certificate shall be entitled to receive in exchange therefor, and the Depositary or Elemental shall deliver to such former EMX Shareholder or make available for pick up at its offices during normal business hours, a Certificate representing the Elemental Shares that such former EMX Shareholder is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.4 and any Certificate representing such EMX Shares so surrendered shall forthwith thereafter be cancelled.

(c) After the Effective Time and until surrendered for cancellation as contemplated by this Section 5.1, each Certificate that immediately prior to the Effective Time represented one or more EMX Shares (other than EMX Shares in respect of which Dissent Rights have been validly exercised and not withdrawn) shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such Certificate is entitled to receive in accordance with Section 3.1, less any amounts withheld pursuant to Section 5.4.

5.2 Lost Certificates

If any Certificate that immediately prior to the Effective Time represented one or more outstanding EMX Shares that were cancelled in accordance with Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the former EMX Shareholder claiming such Certificate to be lost, stolen or destroyed, the Depositary shall pay and deliver in exchange for such lost, stolen or destroyed Certificate, the Consideration that such former EMX Shareholder is entitled to receive pursuant to Section 3.1 in accordance with such former EMX Shareholder's Letter of Transmittal. When authorizing such delivery of the Consideration in exchange for such lost, stolen or destroyed certificate, the former EMX Shareholder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery of the Consideration, give a bond satisfactory to Elemental, Amalco and the Depositary in such amount as Elemental, Amalco and the Depositary may direct, or otherwise indemnify Elemental, Amalco and the Depositary in a manner satisfactory to Elemental, Amalco and the Depositary, against any claim that may be made against Elemental, Amalco or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be reasonably required by Elemental, Amalco and the Depositary.

5.3 Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Elemental Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered Certificate that, immediately prior to the Effective Time, represented outstanding EMX Shares unless and until the holder of such Certificate shall have complied with the provisions of Section 5.1 or Section 5.2. Subject to applicable Law and to withholding required pursuant to Section 5.4, at the time of such compliance, there shall, in addition to the delivery of certificates representing Elemental Shares to which such holder is thereby entitled, be delivered to such holder, without interest the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Elemental Shares and (ii) on the applicable payment date, the amount of any dividend or other distribution with a record date after the Effective Time and a payment date subsequent to the date of such compliance payable with respect to such Elemental Shares.

5.4 Withholding Rights

Elemental, Amalco, the Depositary and their respective agents, as applicable, shall be entitled to deduct and withhold from any consideration or any other amount payable or otherwise deliverable to any EMX Securityholder or any other person under this Plan of Arrangement (including any payment to Dissenting Shareholders) such Taxes or other amounts as Elemental, Amalco the Depositary or any of their respective agents, as the case may be, may reasonably determine is required to be deducted or withheld with respect to such payment under the Tax Act, the U.S. Tax Code or any other applicable Law in respect of Taxes. For the purposes hereof, all such deducted or withheld amounts shall be treated as having been paid to the person in respect of which such deduction or withholding was made on account of the obligation to make payment to such person hereunder, provided that such deducted or withheld amounts are timely remitted to the appropriate Governmental Entity by or on behalf of Elemental, Amalco, the Depositary or any of their respective agents, as the case may be. To the extent that the amount so required to be deducted or withheld from any payment to an EMX Shareholder exceeds the Consideration payable to such EMX Shareholder pursuant to this Plan of Arrangement, subject to the prior approval of any of Elemental, Amalco, the Depositary or any of their respective agents, as the case may be, are hereby authorized to sell or otherwise dispose of such portion of the Elemental Shares payable to such EMX Shareholder pursuant to Section 3.1 as is necessary to provide sufficient funds to Elemental, Amalco, the Depositary or their respective agents, as the case may be, to enable it to comply with all applicable deduction or withholding requirements, and Elemental, Amalco, the Depositary or their respective agents, as the case may be, shall: (a) remit the applicable portion of the net proceeds of such sale of such Elemental Shares (after deduction of all reasonable fees, commissions or costs in respect of such sale) to the appropriate Governmental Entity in satisfaction of such deduction or withholding requirement; and (b) if applicable, deliver to such EMX Shareholder any unapplied balance of the net proceeds of such sale of such Elemental Shares after making the remittance in (a). Any sale of Elemental Shares pursuant to this Section 5.4 will be made in accordance with applicable Laws and at prevailing market prices and none of Elemental, Amalco, the Depositary or their respective agents, as the case may be, shall be under any obligation to obtain a particular price, or indemnify any former EMX Shareholder in respect of a particular price, for the Elemental Shares so sold. None of Elemental, Amalco, the Depositary or their respective agents, as the case may be, will be liable for any loss arising out of any sale or disposition of Elemental Shares under this Section 5.4.

5.5 Extinction of Rights

If (a) any former EMX Shareholder fails to deliver to the Depositary the Certificates, documents or instruments required to be delivered to the Depositary in accordance with Section 5.1 or Section 5.2 in order for such former EMX Shareholder to receive the Consideration which such former EMX Shareholder is entitled to receive pursuant to Section 3.1; or (b) any payment made by way of cheque (or other form of immediately available funds) by the Depositary or by EMX pursuant to the Arrangement has not been deposited or has been returned to the Depositary or EMX or otherwise remains unclaimed, in each case, on or before the date that is six (6) years after the Effective Date: (i) such former EMX Shareholder shall be deemed to have donated and forfeited to Elemental or its successors, all such Consideration held by the Depositary in trust for such former EMX Shareholder to which such former EMX Shareholder is entitled under this Plan of Arrangement, in each case, together with all entitlements to any dividends or distributions thereon; (ii) any payment made by way of cheque (or other form of immediately available funds) and any other right or claim to payment hereunder that remains outstanding shall cease to represent a right or claim of any kind or nature and shall be deemed to have been surrendered to Elemental and shall be paid over by the Depositary to Elemental or as directed by Elemental; (iii) any Certificate representing EMX Shares formerly held by such former EMX Shareholder shall cease to represent a right or claim of any kind or nature; (iv) the Elemental Shares which such former EMX Shareholder was entitled to receive shall be transferred to Elemental and cancelled without any repayment of capital in respect thereof, and any Certificates representing such Elemental Shares shall be delivered by the Depositary to Elemental for cancellation and the interest of such former EMX Shareholder in such Elemental Shares (and any dividends or distributions thereon) shall be terminated. None of Elemental, Amalco or any of their respective successors, shall be liable to any person in respect of any Consideration (including any Consideration previously held by the Depositary in trust for any such former EMX Shareholder) which is forfeited to Elemental or Amalco or delivered to any public official pursuant to any applicable abandoned property, escheat or similar Law.

5.6 No Liens

Any exchange, assignment or transfer of securities pursuant to this Plan of Arrangement (including, for certainty, pursuant to Section 3.1) shall be free and clear of any and all Liens and other claims of third parties of any kind.

5.7 Illegality of Delivery of Elemental Shares

Notwithstanding any other provision of this Plan of Arrangement, if Elemental determines that it would be contrary to any applicable Law to issue or deliver the Elemental Shares pursuant to the Arrangement to any former EMX Shareholder that is not a resident in Canada or the United States: (a) the Elemental Shares that otherwise would be issued to such former EMX Shareholder pursuant to Section 3.1 may, at Elemental's direction, be delivered to the Depositary or another nominee appointed by Elemental (a "Sale Agent") acting as agent for such former EMX Shareholder; and (b) such Elemental Shares so delivered to the Depositary or the Sale Agent, as applicable, will be sold on behalf of such former EMX Shareholder as soon as practicable after the Effective Date in the normal course of trading on the TSXV and/or an applicable U.S. Exchange, on such dates and at such prices as the Depositary or the Sale Agent, as applicable, determines in its discretion as agent for such former EMX Shareholder. Each such former EMX Shareholder shall be entitled to receive their pro rata portion of the aggregate proceeds of the sale of Elemental Shares pursuant to this Section 5.7 (less any applicable brokerage fees, selling costs, charges, after withholding or deducting any applicable Taxes and subject to rounding to the nearest whole cent and any applicable foreign exchange conversion), which pro rata portion shall be determined based on the number of Elemental Shares that such former EMX Shareholder would otherwise be entitled to receive pursuant to Section 3.1 relative to the total number of Elemental Shares sold by the Depositary or Sale Agent, as applicable, at the relevant time. Any payment to a former EMX Shareholder pursuant to this Section 5.7 will be remitted to such person in the same manner as any other cash payments pursuant to this Article 5. None of Elemental, Amalco, the Depositary, the Sale Agent or any other person will be liable for any loss arising out of or in connection with any sales of Elemental Shares pursuant to this Section 5.7. For all tax purposes, such person shall be treated as receiving such Elemental Shares on the Effective Date and then selling such Elemental Shares on the TSXV and/or an applicable U.S. Exchange after the Effective Date. For the avoidance of doubt, Elemental shall not take any action pursuant to this Section 5.7 if such action is reasonably likely to be inconsistent with the Parties' intention that the transactions contemplated by this Plan of Arrangement and the Arrangement Agreement qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code.

5.8 Interest

Under no circumstances shall interest accrue or be paid by Elemental, Amalco, the Depositary or any other person to former EMX Shareholders depositing Certificates pursuant to this Plan of Arrangement in respect of EMX Shares, regardless of any delay in making any payment or delivery of consideration contemplated hereunder.

ARTICLE 6
AMENDMENTS

6.1 Amendments to Plan of Arrangement

(a) Elemental and EMX may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by Elemental and EMX, each acting reasonably; (iii) filed with the Court and, if made following the EMX Meeting, approved by the Court; and (iv) communicated to EMX Securityholders if and as required by the Court.

(b) Subject to the provisions of the Interim Order, any amendment, modification and/or supplement to this Plan of Arrangement may be made by EMX or Elemental at any time prior to the EMX Meeting provided that Elemental and EMX, each acting reasonably, shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the EMX Shareholders voting at the EMX Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c) EMX and Elemental may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the EMX Meeting and prior to the Effective Time with the approval of the Court, and, if and only if: (i) it is agreed to in writing by Elemental and EMX, each acting reasonably; and (ii) if required by the Court, it is approved to by some or all of the EMX Shareholders voting in the manner directed by the Court.

(d) Notwithstanding anything to the contrary contained herein, EMX and Elemental may amend, modify and/or supplement this Plan of Arrangement without the approval of the Court, the EMX Shareholders or any other persons, provided that each such amendment, modification and/or supplement (i) must concern a matter which, in the reasonable opinion of each of EMX and Elemental, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement; and (ii) is not materially adverse to the economic interests of any EMX Shareholders.

6.2 Withdrawal

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1 Further Assurances

Notwithstanding that the Arrangement and other transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan of Arrangement without any further authorization, act or formality, each of the Parties will make, do and execute, or cause to be made, done and executed, any such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

ARTICLE 8
U.S. SECURITIES LAW & TAX MATTERS

8.1 U.S. Securities Law Matters

Notwithstanding any provision herein to the contrary, the Parties agree that this Plan of Arrangement will be carried out with the intention that all Elemental Shares and EMX Replacement Options to be issued and distributed pursuant to this Plan of Arrangement will be issued and exchanged in reliance on the Section 3(a)(10) Exemption and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement, whether in the United States, Canada or any other country, be issued or granted, as the case may be, and exchanged, in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and applicable state securities Laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement. To the extent necessary, to provide for the issuance of freely tradeable shares, Elemental shall, on or as promptly as practicable following the Effective Date, file one or more registration statements on Form S-8 with the U.S. SEC to register the issuance of Elemental Shares upon exercise of the EMX Replacement Options from time to time after the Effective Time. Elemental has also agreed to apply and use commercially reasonable efforts to obtain approval for listing on a U.S. Exchange by the Effective Time of the Consideration and the Elemental Shares issuable upon exercise of any EMX Replacement Options and EMX Warrants.

8.2 U.S. Tax Law Matters

For U.S. federal income tax purposes, each of the Parties intends that (a) the Arrangement Agreement and this Plan of Arrangement constitute, and is hereby adopted as, a "plan of reorganization" within the meaning of U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code and (b) the Arrangement qualify as a "reorganization" under Section 368(a) of the U.S. Tax Code.

ARTICLE 9
PARAMOUNTCY

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all EMX Shares and EMX Convertible Securities issued prior to the Effective Time; (b) the rights and obligations of registered and beneficial holders of EMX Shares (including Dissenting Shareholders), EMX Convertible Securities and of EMX, Acquireco, Elemental, Amalco, the Depositary and any trustee or registrar and transfer agent for the EMX Shares or EMX Convertible Securities shall be solely as provided for in this Plan of Arrangement; and (b) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any EMX Shares and EMX Convertible Securities shall be deemed to have been settled, discharged, compromised, released and determined without liability except as set forth herein.

E-1

APPENDIX E

OPINION OF CIBC WORLD MARKETS INC.

CIBC World Markets Inc. 161 Bay Street, 6th Floor Toronto, Ontario M5J 2S8

 September 4, 2025

The Board of Directors

of EMX Royalty Corporation

Suite 501 - 543 Granville Street

Vancouver, BC V6C 1X8

To the Board of Directors:

CIBC World Markets Inc. ("CIBC", "we", "us" or "our") understands that EMX Royalty Corporation (the "Company") is proposing to enter into an arrangement agreement (the "Arrangement Agreement") with Elemental Altus Royalties Corp. ("Elemental") and 1554829 B.C. Ltd. (a wholly- owned subsidiary of the Elemental, "Acquireco") providing for, among other things, the acquisition (the "Proposed Transaction") by Elemental, indirectly through an amalgamation of the Company with Acquireco, of all of the outstanding common shares of the Company (the "Shares").

We further understand that, concurrently with the Proposed Transaction, Elemental will complete the previously-approved consolidation of all of the issued and outstanding common shares of Elemental at a ratio of one (1) post-consolidation Elemental share for every ten (10) pre- consolidation Elemental shares (the "Consolidation").

We understand that Tether Investments S.A. de C.V. ("Tether") and Elemental will enter into a subscription agreement pursuant to which, among other things, Tether will agree to purchase approximately 75 million pre-Consolidation Elemental shares or approximately 7.5 million post- Consolidation Elemental shares, for aggregate gross proceeds of approximately US$100 million (the "Tether Concurrent Financing") and that the Tether Concurrent Financing is a condition to, and will close concurrently with, the closing of the Proposed Transaction.

We understand that pursuant to the Arrangement Agreement:

a) Elemental, indirectly through Acquireco, will acquire each of the issued and outstanding Shares in consideration for (a) 0.2822 common shares of Elemental per Share (the "Post- Consolidation Consideration"), if the Consolidation has been completed prior to the Effective Time or (b) 2.822 common shares of Elemental per Share (the "Pre-Consolidation Consideration"), if the Consolidation has not been completed prior to the Effective Time. For the purposes of this Opinion (as defined below), the: (i) "Effective Time" shall mean 12:01 a.m. (Vancouver time) on the date the Proposed Transaction becomes effective or such other time as the Company and Elemental may mutually agree in writing; and (ii) the "Consideration" shall mean either the Pre-Consolidation Consideration or the Post- Consolidation Consideration (as applicable);

b) the Proposed Transaction will be effected by way of a plan of arrangement under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the "Arrangement");

c) the completion of the Proposed Transaction will be conditional upon, among other things:

• approval by at least two-thirds of the votes cast by the shareholders of the Company (the "Shareholders") who are present in person or represented by proxy at the special meeting (the "Special Meeting") of such securityholders;

• approval by at least two-thirds of the votes cast by all Shareholders and optionholders of the Company (the "Optionholders", and together with the Shareholders, the "Securityholders") who are present in person or represented by proxy at the Special Meeting, voting together as a single class;

• approval by a simple majority of the votes cast by Shareholders present in person or represented by proxy at the Special Meeting, excluding the votes attached to the Shares held by persons required to be excluded pursuant to Multilateral Instrument 61- 101 - Protection of Minority Security Holder in Special Transactions ("MI 61-101");

• approval of the Tether Concurrent Financing, among other things, by (a) at least a simple majority of the votes cast by disinterested shareholders of Elemental at a special meeting of shareholders of Elemental held to approve Tether as a "Control Person" of Elemental (as such term is defined in the Corporate Finance Manual of the TSX Venture Exchange) and (b) at least a simple majority of the votes cast at a special meeting of shareholders of Elemental, excluding the votes attached to Elemental shares held by Tether and any other persons required to be excluded pursuant to MI 61-101 and TSX Venture Exchange Policy 5.9; and

• the approval of the Supreme Court of British Columbia.

d) the terms and conditions of the Proposed Transaction will be described in a management information circular of the Company and related documents (collectively, the "Circular") that will be mailed to the Securityholders in connection with the Special Meeting.

Engagement of CIBC

By letter agreement dated July 2, 2025 (the "Engagement Agreement"), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the "Board of Directors") in connection with the Proposed Transaction and any alternative transaction. Pursuant to the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the "Opinion") as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders pursuant to the Arrangement.

CIBC will be paid a fixed fee for rendering the Opinion which is not dependent on the conclusion reached by CIBC in the Opinion, and will be paid an additional fee that is contingent upon the completion of the Proposed Transaction or any alternative transaction. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

In the ordinary course of business and unrelated to the Proposed Transaction, Canadian Imperial Bank of Commerce is a participant in Elemental's US$50 million revolving credit facility.

In addition, in the ordinary course of its business and unrelated to the Proposed Transaction, CIBC and certain of our affiliates act as traders and dealers, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of one or more of the parties to the Proposed Transaction and, from time to time, may have executed transactions on behalf of one or more of the parties to the Proposed Transaction for which CIBC or such affiliates received or may receive compensation. As investment dealers, CIBC and certain of our affiliates conduct research on securities and may, in the ordinary course of business and unrelated to the Proposed Transaction, provide research reports and investment advice to clients on investment matters, including with respect to one or more of the parties to the Proposed Transaction.

2

Credentials of CIBC

CIBC is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

i) a draft dated September 4, 2025 of the Arrangement Agreement;

ii) a draft dated September 4, 2025 of the Plan of Arrangement;

iii) the annual reports, including the comparative audited financial statements and management's discussion and analysis, of the Company for the fiscal years ended

December 31, 2023 and December 31, 2024;

iv) the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of the Company for the three months ended March 31, 2025 and June 30, 2025;

v) the annual reports, including the comparative audited financial statements and management's discussion and analysis, of Elemental for the fiscal years ended December 31, 2023 and December 31, 2024;

vi) the interim reports, including the comparative unaudited financial statements and management's discussion and analysis, of Elemental for the three months ended March 31, 2025 and June 30, 2025;

vii) certain internal financial, operational, corporate and other information concerning the Company prepared or provided by the management of the Company, including internal operating and financial budgets and projections;

viii) certain internal financial, operational, corporate and other information concerning Elemental prepared or provided by the management of Elemental, including internal operating and financial budgets and projections;

ix) trading statistics and selected financial information of the Company, Elemental and other selected public companies considered by us to be relevant;

x) selected financial statistics and relevant financial information with respect to relevant precedent transactions;

xi) various reports published by equity research analysts and industry sources regarding the Company, Elemental, the royalty industry and other comparable public companies, to the extent deemed relevant by us;

xii) a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company, as to the completeness and accuracy of the Information (as defined below); and

xiii) such other information, analyses, investigations, and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. We have also participated in discussions with Cassels Brock & Blackwell LLP, external legal counsel to the Company, concerning the Proposed Transaction, the Arrangement Agreement and related matters.

3

Assumptions and Limitations

Our Opinion is subject to the assumptions, qualifications and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company, Elemental or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Proposed Transaction.

With your permission, we have relied upon, and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, Elemental or any of their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. We have not met separately with the independent auditors of the Company or Elemental in connection with preparing this Opinion and with your permission, we have assumed the accuracy and fair presentation of, and relied upon, both the Company's and the Elemental's audited financial statements and the respective reports of the auditors thereon referred to above and both the Company's and the Elemental's interim unaudited financial statements referred to above.

With respect to the historical financial data, operating and financial forecasts and budgets provided to us concerning any of the Company and/or the Elemental (as applicable) and relied upon in our financial analyses, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of management of the Company and/or the Elemental (as applicable), having regard to the Company's and/or Elemental's (as applicable) business, plans, financial condition and prospects.

We have also assumed that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof and that the Proposed Transaction will be completed substantially in accordance with its terms and all applicable laws and that the Circular will disclose all material facts relating to the Proposed Transaction and will satisfy all applicable legal requirements.

The Company has represented to us, in a certificate of two senior officers of the Company dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete and correct at the date the Information was provided to us and that, since the date on which the Information was provided to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Proposed Transaction or the sufficiency of this letter for your purposes.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and Elemental as they are reflected in the Information and as they were represented to us in our discussions with management of the Company and the Company's advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

4

The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Proposed Transaction and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC, except for the inclusion of the Opinion in its entirety and a summary thereof (in a form acceptable to us) in the Circular. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors as to whether they should approve the Arrangement nor as a recommendation to any Shareholder as to how to vote or act at the Special Meeting or as an opinion concerning the trading price or value of any securities of the Company or Elemental following the announcement or completion of the Proposed Transaction.

CIBC believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry out such could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Should this Opinion be executed in any other language, the English version of this Opinion shall be controlling in all respects and any other version is provided solely as a translation. In the event of any inconsistency between the versions, the English version of this Opinion shall prevail.

Opinion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

Yours very truly,

(Signed) "CIBC World Markets Inc."

5

F-1

APPENDIX F

CONSENT OF CIBC WORLD MARKETS INC.

To: The Board of Directors of EMX Royalty Corporation ("EMX")

We refer to the full text of the written fairness opinion of our firm dated September 4, 2025 (the "CIBC World Markets Opinion"), which we prepared for the benefit and use of the board of directors of EMX (the "Board") in connection with a plan of arrangement under the Business Corporations Act (British Columbia) involving EMX, Elemental Altus Royalties Corp. and 1554829 B.C. Ltd. (the "Arrangement"). We refer also to the Notice of Special Meeting and Management Information Circular dated September 29, 2025 (the "Circular") concerning the special meeting of securityholders of EMX to approve, among other things, the Arrangement.

We hereby consent to the inclusion of the full text of the CIBC World Markets Opinion as "Appendix E - Opinion of CIBC World Markets Inc." attached to the Circular, and reference to our firm name and the CIBC World Markets Opinion in the Circular.

Our fairness opinion was given as at September 4, 2025, and remains subject to the assumptions, limitations and qualifications contained therein. In providing our consent, we do not intend that any person other than the Board may or will be entitled to rely upon the CIBC World Markets Opinion.

(signed) "CIBC World Markets Inc."

Vancouver, British Columbia, Canada

September 29, 2025

G-1

APPENDIX G

OPINION OF HAYWOOD SECURITIES INC.

September 4, 2025

The Special Committee of the Board of Directors of EMX Royalty Corporation

Suite 501 - 543 Granville Street

Vancouver, British Columbia

V6C 1X8

To the Special Committee of the Board of Directors of EMX Royalty Corporation (the "Special Committee"):

Haywood Securities Inc. ("Haywood") understands that EMX Royalty Corporation ("EMX" or the "Corporation" and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) proposes to enter into a definitive arrangement agreement (the "Arrangement Agreement") with Elemental Altus Royalties Corp. ("Elemental") and 1554829 B.C. Ltd. ("Acquireco"), a wholly-owned subsidiary of Elemental, dated September 4, 2025, pursuant to which Elemental has agreed to indirectly acquire, through an amalgamation of EMX with Acquireco, all of the issued and outstanding common shares of the Corporation (the "Shares"). Under the Arrangement Agreement, holders of Shares (the "Shareholders") will receive (a) 0.2822 common shares of Elemental for each Share held immediately prior to the effective time of the transaction (the "Effective Time") if the Consolidation (as hereinafter defined) is completed prior to the Effective Time; or (b) 2.822 common shares of Elemental for each Share held, if the Consolidation is not completed prior to the Effective Time (the "Consideration"). The proposed acquisition will be completed by way of a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the "Transaction" or "Arrangement"). In connection with the Transaction, Elemental will complete a previously-approved consolidation of all of the issued and outstanding common shares of Elemental (the "Elemental Shares") at a ratio of one (1) post-consolidation Elemental Share for every 10 pre-consolidation Elemental Shares (the "Consolidation"). Concurrently with and in support of the Transaction, Tether Investments S.A. de C.V. ("Tether") and Elemental have additionally entered into a subscription agreement dated September 4, 2025 (the "Tether Subscription Agreement") pursuant to which, among other things, Tether has agreed to purchase approximately 75 million Elemental Shares (or approximately 7.5 million Elemental Shares post-Consolidation) at a price of C$1.838 (US$1.333) per Elemental Share (or C$18.38 (US$13.33) per Elemental Share post-Consolidation) for aggregate gross proceeds of approximately US$100 million (the "Tether Concurrent Financing").

The above description of the Transaction is summary in nature. The specific terms of, and conditions necessary to complete, the Transaction are set forth in the Arrangement Agreement and will be described in the management information circular of the Corporation (the "Circular") to be mailed to the Shareholders and holders of stock options of the Corporation (together, "Securityholders") in connection with the special meeting of Securityholders to be held to consider and, if deemed advisable, to approve the Transaction. Haywood understands that certain officers, directors and Shareholders of the Corporation, who in aggregate hold approximately 23% of the outstanding Shares, have entered into voting support agreements pursuant to which they have agreed, among other things, to vote their Shares in favour of approving the relevant resolutions to complete the Transaction.

Head Office - Vancouver		Calgary		Toronto
Waterfront Centre 200 Burrard Street, Suite 700 Vancouver, BC V6C 3A6		808 First Street SW Suite 301 Calgary, AB T2P 1M9		Brookfield Place, 181 Bay Street Suite 2910, Box 808 Toronto, ON M5J 2T3

Phone:	(604) 697-7100	Phone:	(403) 509-1900	Phone:	(416) 507-2300
Facsimile:	(604) 697-7499	Facsimile:	(403) 509-1999	Facsimile:	(416) 507-2350
Toll-Free:	(800) 663-9499	Toll-Free:	(877) 604-0044	Toll-Free:	(866) 615-2225

Engagement

The Special Committee first contacted Haywood in respect of the Transaction on August 5, 2025. Pursuant to a letter agreement dated August 14, 2025, as amended on August 27, 2025 (the "Advisory Agreement"), the Special Committee retained Haywood to provide financial advice, and prepare and render an opinion as to the fairness, from a financial point of view, of the Consideration to be received by the Shareholders in connection with the Transaction (this "Fairness Opinion"). Haywood has not prepared a valuation of the Corporation, Elemental, or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Following review of the terms of the Transaction, Haywood provided a presentation and rendered an oral opinion to the Special Committee as to the fairness, from a financial point of view, of the Consideration to be received by Shareholders in connection with the Transaction. This Fairness Opinion confirms the views set out in the financial presentation made by Haywood to the Special Committee on September 3, 2025, and oral fairness presentation made by Haywood to the Special Committee on September 4, 2025 (the "Effective Date").

The terms of the Advisory Agreement provide that Haywood is to be paid fees for its services, including a fixed fee for delivery of the Fairness Opinion plus fixed monthly work fees, no portion of which is conditional upon this Fairness Opinion being favourable or dependent on the completion of the Transaction. The Corporation has also agreed to reimburse Haywood for its reasonable out-of-pocket expenses and to indemnify Haywood, its subsidiaries and affiliates, and their respective officers, directors, and employees, against certain expenses, losses, actions, claims, damages and liabilities which may arise directly or indirectly from services performed by Haywood in connection with the Advisory Agreement. The payment of expenses is not dependent on the completion of the Transaction.

Independence of Haywood

Neither Haywood, nor its affiliates, is an insider, associate, or affiliate (as those terms are defined in the Securities Act (British Columbia)) of the Corporation, Elemental or any of their respective associates or affiliates.

Haywood and its affiliates have not entered into any other agreements or arrangements with the Corporation or Elemental or any of their respective associates or affiliates with respect to any future dealings. The Advisory Agreement does not provide for any payments to Haywood conditional upon successful completion of the Transaction.

Haywood acts as a trader and investment dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation, Elemental or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In the ordinary course of trading and brokerage activities, Haywood, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of the Corporation or Elemental, or related assets or derivative securities. As an investment dealer, Haywood conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation, Elemental or with respect to the Transaction.

During the 24-month period preceding the date that Haywood was first contacted by the Corporation in respect of the Transaction, Haywood has not participated in any equity financings by the Corporation or Elemental nor has Haywood provided any additional financial advisory services to either the Corporation or Elemental outside of the scope of the Advisory Agreement for which Haywood received compensation.

Credentials of Haywood

Haywood is one of Canada's leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. Haywood is a participating organization of the Toronto Stock Exchange and the TSX Venture Exchange and a member of the Canadian Investment Regulatory Organization ("CIRO") and the Canadian Investor Protection Fund. Haywood has been a financial advisor in a significant number of transactions throughout North America involving public and private companies in various industry sectors and has extensive experience in preparing fairness opinions. The opinion expressed herein is the opinion of Haywood, and the individuals primarily responsible for preparing this Fairness Opinion are professionals of Haywood experienced in merger, acquisition, divestiture and fairness opinion matters.

The Fairness Opinion represents the opinion of Haywood, the form and content of which have been approved for release by a committee of senior Haywood personnel who are collectively experienced in merger and acquisition, divestiture, restructuring, valuation, fairness opinion and capital markets matters.

Scope of Review and Approach to Analysis

In connection with rendering this Fairness Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

(a) reviewed the draft Arrangement Agreement, dated September 4, 2025;

(b) reviewed the non-binding letter of intent between the Corporation and Elemental concerning the Transaction, dated July 31, 2025;

(c) reviewed the draft Tether Subscription Agreement, dated September 4, 2025;

(d) reviewed the draft voting support agreements, dated September 4, 2025;

(e) reviewed drafts of certain other documents referred to in the Arrangement Agreement, including a draft of the Plan of Arrangement;

(f) reviewed the unaudited condensed consolidated interim financial statements of the Corporation for the interim periods ended June 30, 2025, March 31, 2025, and September 30, 2024 together with management's discussion and analysis of financial condition and operating results for such financial periods;

(g) reviewed the unaudited condensed interim consolidated financial statements of Elemental for the interim periods ended June 30, 2025, March 31, 2025, and September 30, 2024, together with management's discussion and analysis of financial condition and operating results for such financial periods;

(h) reviewed the audited consolidated financial statements of the Corporation for the financial years ended December 31, 2024 and December 31, 2023, together with management's discussion and analysis of financial condition and operating results for such financial periods;

(i) reviewed the audited consolidated financial statements of Elemental for the financial years ended December 31, 2024 and December 31, 2023, together with management's discussion and analysis of financial condition and operating results for such financial periods;

(j) reviewed certain public information relating to the business, financial condition and trading history of the Corporation and Elemental, and other select public companies we considered relevant;

(k) reviewed the management information circular of the Corporation, dated April 15, 2025;

(l) reviewed the management information circular of Elemental, dated June 18, 2025;

(m) reviewed the annual information form of the Corporation for the year ended December 31, 2024, dated March 12, 2025;

(n) reviewed the annual information form of Elemental for the year ended December 31, 2024, dated August 18, 2025;

(o) reviewed certain corporate presentations and website public disclosure of the Corporation and Elemental;

(p) reviewed certain historical financial information and operating data concerning the Corporation and Elemental;

(q) reviewed historical market prices and valuation multiples for the Shares and Elemental Shares and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(r) reviewed the financial results of the Corporation and Elemental and compared them with publicly available financial data concerning certain publicly traded companies that we deemed to be relevant for the purposes of our analysis;

(s) reviewed publicly available data for mining and/or merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(t) reviewed certain industry and analyst reports and statistics that we deemed relevant for the purposes of our analysis;

(u) reviewed certain other internal information, including but not limited to financial models for each of the Corporation and Elemental, prepared for and by the Corporation with assistance from its financial advisors;

(v) reviewed a certificate addressed to us, dated September 4, 2025, from two senior officers of the Corporation, as to the completeness and accuracy of the Information (as defined below);

(w) engaged in discussions with members of the Special Committee, management of the Corporation, and its financial and legal advisors; and

(x) considered such other financial, market, technical and industry information, and conducted such other investigations, analyses and discussions as we considered relevant and appropriate in the circumstances.

Haywood has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood.

Haywood did not complete a detailed technical, environmental, social and governance, or political risk due diligence review, and has relied upon management of the Corporation for all such due diligence matters, without independent verification. No physical due diligence of any of the assets of the Corporation or Elemental, including the projects underlying their respective royalty assets, was undertaken by Haywood.

Haywood expresses no opinion as to the results of any future resource estimates, economic studies, production or cash flow results or forecasts, or other third-party analyses with respect to any of the assets held by the Corporation or Elemental, or the projects underlying the royalty assets held by the Corporation or Elemental, that may be released prior to or following completion of the Transaction, or the market reaction to such results. The technical due diligence investigations conducted by Haywood were limited in scope and relied heavily on the experience of management of the Corporation.

Haywood did not meet with the auditors of the Corporation and has assumed the accuracy, completeness and fair presentation of and has relied upon, without independent verification, the audited consolidated financial statements of the Corporation and the reports of the auditor thereon.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors.

Prior Valuations

EMX has represented to Haywood that, among other things, it has no knowledge of any prior valuations (within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101")) of the Corporation completed within the past 24 months.

Assumptions and Limitations

With the approval and agreement of the Special Committee and as provided for in the Advisory Agreement, and subject to the exercise of our professional judgment, we have relied upon and assumed, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations (collectively referred to as the "Information") obtained by us from public sources, or provided to us by the Corporation or Elemental, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Elemental, their respective subsidiaries, associates and affiliates, and to the Transaction. This Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such Information and assume no responsibility or liability in connection therewith. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation or Elemental under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or Elemental, or any of their assets.

The Corporation has represented to us, in a certificate of two senior officers of the Corporation dated September 4, 2025, among other things, that the Information provided to us by or on behalf of the Corporation, including the written information and discussions concerning the Corporation referred to above under the heading "Scope of Review and Approach to Analysis", was complete and correct as at the date such Information was provided to us and that, since the date on which the Information was provided to us, and except as publicly disclosed or as disclosed in writing to us, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Corporation or any of its affiliates and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on this Fairness Opinion.

With respect to any financial analyses, models, forecasts, projections, estimates and/or budgets provided to Haywood and used in its analyses, Haywood notes that projecting future results of any company is inherently subject to uncertainty. Haywood has assumed, however, that such financial analyses, models, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Corporation or Elemental, as applicable. We express no view as to such financial analyses, models, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

In preparing this Fairness Opinion, we have made several assumptions, including that all of the representations and warranties contained in the Arrangement Agreement are correct as of the date hereof, all of the conditions required to complete the Transaction will be met, the Transaction will be completed substantially in accordance with the terms of the Arrangement Agreement and all applicable laws, and that the disclosure provided by the Corporation in respect of the Transaction will be accurate in all material respects. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Elemental or on the contemplated benefits of the Transaction.

We have relied as to all legal matters relevant to rendering our opinion upon the advice of our own counsel. We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Transaction or the sufficiency of this Fairness Opinion for your purposes. Haywood did not, in considering the fairness, from a financial point of view, of the Consideration to be received by the Shareholders in connection with the Transaction, assess any income tax consequences that any particular Shareholder may face in connection with the Transaction.

This Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing and the Information as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation and Elemental as they are reflected in the Information provided by the Corporation, Elemental, and/or any of their respective advisors, and as they were represented to us in our discussions with management of the Corporation and certain of their respective consultants, advisors and representatives. It should be understood that subsequent developments may affect this Fairness Opinion and that we do not have any obligation to update, revise, or reaffirm this Fairness Opinion. We are expressing no opinion herein as to the price at which the Shares or Elemental Shares will trade at any future time. In our analyses and in connection with the preparation of this Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood or any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation or Elemental or any of the securities or assets thereof and this Fairness Opinion should not be construed as a "formal valuation" (within the meaning of MI 61-101), nor have we been furnished with any such valuations or appraisals in respect of the Corporation or Elemental.

This Fairness Opinion is provided for the use of the Special Committee only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written approval. Haywood consents to the inclusion of this Fairness Opinion, and references to this Fairness Opinion, in the Circular. Haywood disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood reserves the right to change, modify or withdraw the Fairness Opinion.

This Fairness Opinion has been prepared in accordance with the disclosure standards for formal valuations and fairness opinions of CIRO, but CIRO has not been involved in the preparation or review of this Fairness Opinion.

Fairness Considerations

In our assessment of the fairness, from a financial point of view, of the Consideration to be received by Shareholders in connection with the Transaction, we considered several techniques and used a blended approach to determine our opinion on the Arrangement. We based this Fairness Opinion upon a number of quantitative and qualitative factors and upon a selection of methodologies deemed appropriate in the circumstances by Haywood.

In the context of this Fairness Opinion, we have performed certain financial analyses with respect to Elemental, the Corporation, and the Consideration, based on methodologies and assumptions that Haywood considered appropriate in the circumstances for the purposes of providing the Fairness Opinion. In the context of the Fairness Opinion, Haywood considered the following principal methodologies:

(i) net asset value analysis, using both internal discounted cash flow models and analyst research estimates;

(ii) recent, historic, and comparable trading analysis over various time horizons;

(iii) sector and peer comparable company analysis;

(iv) comparable precedent transaction analysis; and

(v) various additional capital markets considerations and evaluations as we considered appropriate and applicable in the circumstances.

(i) Net Asset Value Analysis

Haywood performed a net asset value ("NAV") analysis of the Corporation and Elemental on the basis of management financial models and available equity research analyst estimates. In preparing its NAV analysis, Haywood considered financial analyses, models, forecasts, projections, estimates and/or budgets, including corporate overhead costs, prepared by management, and equity research analysts, as to the expected future results of operations and financial condition of the Corporation and Elemental, as well as various scenario analyses thereon where appropriate. Haywood further noted the relatively larger NAV contribution by Elemental of production-stage royalties to the pro forma combined company (the "Combined Company").

The NAV approach, utilizing management financial forecasts, considered each royalty based on its underlying mineral asset, corporate overhead costs, and financial assets and liabilities for the Corporation and Elemental, respectively. Valuations were determined net of obligations and liabilities associated with those assets, including any future payments, milestone payments, and/or royalty buy-back/buy-down rights. The value of each royalty asset was summed to produce a total asset value, from which the attributable corporate overhead costs and financial assets and liabilities were added or subtracted, as applicable.

For royalties where a financial forecast could be reasonably estimated by management of the Corporation and Elemental, respectively, Haywood calculated the net present value ("NPV") of the proportionate, unlevered, after- tax, free cash flows of each royalty at a discount rate consistent with industry standards and equity research analyst estimates. For royalties where a financial forecast could not be reasonably estimated, Haywood calculated a carrying value based on an industry-acceptable multiples approach, including book value. For financial assets and liabilities, Haywood relied on the estimated balance sheet items for the Corporation and Elemental, respectively, as at June 30, 2025. Using the NAV approach required that certain assumptions be made to derive the NPV of each royalty based on the underlying mineral asset including, among other things, commodity prices, mining operations, capital investment, working capital, and discount rates.

Haywood additionally reviewed available NAV projections based on the Corporation and Elemental's respective research analyst coverage, including available research reports from Canaccord Genuity Corp., H.C. Wainwright & Co, LLC, National Bank Financial Inc., and Raymond James Ltd.

(ii) Recent, Historic, and Comparable Trading Analysis

Haywood considered the recent performance and historical trading of the Shares and Elemental Shares relative to each other, their peers and relevant commodities in the context of the Transaction, and the premium to the Corporation implied by the Consideration in the context of short-term and long-term trading. As of the date hereof, the Consideration implies a 9.8% premium on a spot basis (based on closing prices on the TSX Venture Exchange), a 21.5% premium on a trailing 20-day volume weighted average price ("VWAP") basis, and a 25.0% premium on a trailing 30-day VWAP basis (including trading on all exchanges in Canada and the United States in the VWAP calculations). The Consideration exchange ratio is higher than the trailing 12-month average implied exchange ratio between the Corporation and Elemental, and also higher than the spot exchange ratio between the Corporation and Elemental over the trailing 36-month period. In addition, the offer price implied by the Consideration exchange ratio has exceeded the spot price of the Shares at all times over the past 36 months.

(iii) Comparable Company Analysis

Haywood compared public market trading statistics regarding the value of the Shares and the Consideration as compared to corresponding data for select publicly traded royalty companies that were considered relevant.

Haywood considered price to net asset value per share ("P/NAV") multiples, price to revenue ("P/REV") multiples, enterprise value to earnings before interest, taxes, depreciation, and amortization ("EV/EBITDA") multiples, and price to cash flow ("P/CF") multiples to be relevant metrics for the Corporation in the context of our analysis. Haywood evaluated the Corporation and Elemental, as well as the Combined Company, in the context of comparable company multiples and peer averages based on P/NAV, P/REV, EV/EBITDA, and P/CF multiples. Among other considerations, Haywood applied a range of selected ratios to the corresponding implied offer price pursuant to the Arrangement Agreement to develop an implied value range and assess the Consideration being paid by Elemental to the Shareholders.

In addition, Haywood evaluated the capital markets implications for the scale of the Combined Company and its projected positioning within the current royalty sector landscape.

(iv) Precedent Transactions Analysis

Haywood reviewed previously completed comparable transactions of royalty companies within the precious and base metals sectors, as well as previously completed comparable mining precedent transactions in the context of implied valuations and offer considerations paid to the target company's shareholders. Financial data for the selected precedent transactions was derived from publicly available documents and information. Haywood compared a range of selected precedent premiums to the implied Consideration premium in order to assess the Consideration being paid by Elemental. As part of the precedent transactions analysis, Haywood also considered the relative go-forward share ownership, board composition, and management roles in the Combined Company.

(v) Other Considerations

In our assessment, we considered a number of other quantitative and qualitative factors in addition to the techniques described above, and applied a blended approach to determine our opinion, from a financial point of view, on the fairness of the Consideration to be received by Shareholders in connection with the Transaction.

The preparation of a fairness opinion is a complex process and is not necessarily capable of being partially analyzed or summarized. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Haywood believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create an incomplete view of the process underlying the Fairness Opinion. The Fairness Opinion should be read in its entirety.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood considered relevant, Haywood is of the opinion that, as of the Effective Date, the Consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Shareholders.

Yours truly,

(Signed) "Haywood Securities Inc."

HAYWOOD SECURITIES INC.

H-1

APPENDIX H

CONSENT OF HAYWOOD SECURITIES INC.

To: The Special Committee of the Board of Directors of EMX Royalty Corporation ("EMX")

We refer to the full text of the written fairness opinion of our firm dated September 4, 2025 (the "Haywood Opinion"), which we prepared for the benefit and use of the special committee of the board of directors of EMX (the "Special Committee") in connection with a plan of arrangement under the Business Corporations Act (British Columbia) involving EMX, Elemental Altus Royalties Corp. and 1554829 B.C. Ltd. (the "Arrangement"). We refer also to the Notice of Special Meeting and Management Information Circular dated September 29, 2025 (the "Circular") concerning the special meeting of securityholders of EMX to approve, among other things, the Arrangement.

We hereby consent to the inclusion of the full text of the Haywood Opinion as "Appendix G - Opinion of Haywood Securities Inc." attached to the Circular, and reference to our firm name and the Haywood Opinion in the Circular.

Our fairness opinion was given as at September 4, 2025, and remains subject to the assumptions, limitations and qualifications contained therein. In providing our consent, we do not intend that any person other than the Special Committee may or will be entitled to rely upon the Haywood Opinion.

(signed) "Haywood Securities Inc."

Vancouver, British Columbia, Canada

September 29, 2025

APPENDIX I

INFORMATION CONCERNING EMX

The following information concerning EMX should be read in conjunction with the documents incorporated by reference into this "Appendix I - Information Concerning EMX" and the information concerning EMX appearing elsewhere in this Circular.

Notice to Reader

The following information provided by EMX is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of EMX. This information should be read in conjunction with the documents incorporated by reference in this Appendix I and the information concerning EMX appearing elsewhere in this Circular. See Appendix J "Information Concerning Elemental Altus" and Appendix K "Information Concerning the Combined Company" of this Circular for business, financial and share capital information related to Elemental Altus both before and after giving effect to the Arrangement.

Forward-Looking Statements

Certain statements contained in this Appendix I, and in the documents incorporated by reference herein, constitute forward-looking information and forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking information and forward-looking statements relate to future events or EMX's future performance. See "General Information - Cautionary Note Regarding Forward-Looking Statements and Information" in this Circular. Readers should also carefully consider the matters and cautionary statements discussed under the heading "Risk Factors" in this Circular, under "- Risk Factors" below and in the EMX AIF.

Overview

EMX was incorporated in Alberta on May 13, 1996 as Marchwell Capital Corp. and continued into British Columbia on September 21, 2004, at which time it became subject to the BCBCA.

On November 24, 2003, Marchwell underwent a reverse take-over by Southern European Exploration Ltd., which was incorporated in the Yukon Territory on August 21, 2001. On November 23, 2003, Marchwell changed its name to Eurasian Minerals Inc. On July 19, 2017, Eurasian changed its name to "EMX Royalty Corporation" to better reflect its business.

EMX is a reporting issuer under the Canadian Securities Laws of British Columbia and Alberta. The EMX Shares are listed on the TSX-V and NYSE American under the symbol "EMX", and also trade on the Frankfurt Stock Exchange under the symbol "6E9". EMX's corporate office is located at 905 - 815 West Hastings Street, Vancouver, BC V6C 1B4, Canada, and its technical office is located at 10001 W. Titan Road, Littleton, Colorado 80125, United States of America. EMX's registered and records offices are located Suite 2200, RBC Place, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3E8.

EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies.

EMX has a combination of producing royalties, advanced royalty projects and early-stage exploration royalty properties providing Shareholders exposure to immediate cash flow, near-term development of mines, and long-term exposure to class leading discoveries. Unlike other royalty companies, EMX has focused a significant portion of its expertise and capital toward organically generating royalties and believes putting people on the ground generating ideas and partnering with major and junior companies is where EMX can generate the highest return for Shareholders. This diversified approach towards the royalty business provides a foundation for supporting EMX's growth and increasing Shareholder value over the long term.

A majority of EMX's business is carried on through its various subsidiaries. The following table illustrates EMX's material subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by EMX:

Name	Jurisdiction of Incorporation	Ownership Percentage
Bullion Monarch Mining, Inc	Utah, USA	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Eurasia Madencilik Ltd. Sirketi	Turkey	100%
Eurasian Royalty Madencilik Anonim Sirketi	Turkey	100%
Viad Royalties AB	Sweden	100%
EMX Chile SpA	Chile	100%
Minera Tercero SpA	Chile	50%

Further information regarding EMX, refer to its filings with the Canadian Securities Authorities which may be obtained through SEDAR+ at www.sedarplus.ca and with the SEC which may be obtained through EDGAR at www.sec.gov.

For additional information relating to EMX and the risk factors relating to the Arrangement, see "Part III - Risk Factors - Risk Factors Related to the Arrangement".

Recent Developments

On March 26, 2025, EMX announced the it had received approval to commence a new normal course issuer bid, pursuant to which EMX may purchase for cancellation up to 5,440,027 EMX Shares, representing approximately 5% of the then issued and outstanding EMX Shares, over a twelve-month period commencing on April 1, 2025. As of the date of this Circular, EMX has repurchased and cancelled 1,706,878 EMX Shares at an aggregate purchase price of US$3,987,949.76 pursuant to EMX's normal course issuer bid.

On March 31, 2025, EMX announced that it had granted an aggregate of 840,500 EMX Options, exercisable at a price of C$2.92 per EMX Share for a period of five years to officers, directors, employees, and consultants of EMX. EMX also granted an aggregate of 483,000 EMX RSUs with performance criteria, and a 3-year cliff vesting provision to officers, directors and key employees; an aggregate of 358,000 EMX RSUs with no performance criteria to certain employees and consultants of EMX, and an aggregate of 116,000 EMX DSUs to independent directors, redeemable upon the retirement, resignation or replacement of a director (collectively, the "March 31 Equity Incentive Grants").

On April 10, 2025, EMX announced that it had received an early final property payment from AbraSilver Resource Corp., totaling US$6.85 million. This payment, originally due by July 31, 2025, was completed ahead of schedule in exchange for a reduced total obligation from the original US$7.0 million.

On May 13, 2025, EMX announced the execution by its wholly-owned subsidiary Bronco Creek Exploration Inc. of an exploration royalty agreement with St. Vincent Minerals US, Inc., a wholly-owned subsidiary of Galileo Resources, PLC for the Ferber polymetallic project located in Elko County, Nevada, which provides EMX with the opportunity to earn up to a 1% net smelter returns ("NSR") royalty on the project.

On May 29, 2025, EMX announced the execution by its wholly-owned subsidiary Bronco Creek Exploration Inc. of an exploration and option agreement with Ridgeline Mineral Corp. for the Trench oxide gold project located in Eureka county, Nevada, which provides EMX with cash and share payments over a five-year option term as well as a 3% NSR royalty and annual advanced royalty payments upon exercise of the option, along with certain milestone payments.

On July 8, 2025, EMX announced the execution of an exploration alliance agreement in the country of Morocco with Avesoro Morocco LTD, a wholly owned subsidiary of Avesoro Holdings LTD, a privately owned, West Africa-focused mid-tier gold producer to advance a portfolio of exploration projects that EMX has assembled and to cooperatively explore for new opportunities.

On September 4, 2025, EMX, Elemental Altus and Acquireco entered into the Arrangement Agreement, whereby the parties agreed to, among other things, effect a business combination pursuant to a court-approved arrangement under Division 5 of Part 9 of the BCBCA. Under the terms of the Arrangement, Shareholders will receive 0.2822 Elemental Altus Shares for each EMX Share. Closing of the Arrangement is expected to occur in the fourth quarter of 2025, subject to the satisfaction of closing conditions.

Material Properties

As of the date of this Circular, EMX considers its interests in the Gediktepe Mine, the Timok Project and the Caserones Mine to be its only material mineral properties for the purposes of NI 43-101. EMX will continue to assess the materiality of its assets as new assets are acquired or assets progress through stages of development into production.

See the EMX AIF, which is incorporated into this Circular by reference, for a further description of each of the Gediktepe Mine, Timok Project and Caserones Mine, including summaries of the Gediktepe Technical Report, the Timok Technical Report and the Caserones Technical Report.

Description of Share Capital

EMX Shares

EMX's authorized capital consists of two classes of equity securities, the EMX Shares, of which there are an unlimited number, and an unlimited number of preferred shares without par value.

As at the close of business on September 29, 2025, there were 108,964,292 EMX Shares issued and outstanding and no preferred shares issued and outstanding. All of the issued EMX Shares are fully paid and not subject to any future call or assessment. The EMX Shares rank equally as to voting rights, participation and distribution of EMX's assets upon liquidation, dissolution or winding-up and the entitlement to dividends. Holders of EMX Shares are entitled to receive notice of, attend and vote at all meetings of shareholders of EMX. Each EMX Share carries one vote at such meetings. Holders of EMX Shares are also entitled to dividends if and when declared by the directors and, upon liquidation, to receive such portion of the assets of EMX as may be distributable to such holders.

EMX has not, since its incorporation, paid any dividends on any of the EMX Shares. EMX has no present intention to pay dividends, but the Board will determine any future dividend policy on the basis of earnings, financial requirements and other relevant factors. EMX is prohibited from paying any dividend which would render it insolvent.

EMX Options

The EMX Option Plan permits the Board to grant directors, officers, consultants and employees EMX Options. The aggregate number of EMX Shares which may be subject to issuance pursuant to EMX Options pursuant to the EMX Option Plan, together with any stock options granted under any other previous or current stock option plan and any other security based compensation granted under any other security based compensation plans, is equal to up to a maximum of 10% of the EMX Shares outstanding at the date of grant (or issuance of any other security based compensation under any other security based compensation plans) unless certain disinterested Shareholder approval is obtained. Each EMX Option is exercisable by the holder thereof to acquire one EMX Share. As at the close of business on September 29, 2025, there were 6,125,000 EMX Options outstanding.

EMX RSUs

Under the EMX RSU Plan, EMX can issue EMX RSUs. As at the close of business on September 29, 2025, there were 2,025,000 EMX RSUs outstanding.

EMX DSUs

EMX has issued EMX DSUs pursuant to EMX DSU Agreements. As at the close of business on September 29, 2025, there were 116,000 EMX DSUs outstanding.

EMX Warrants

As at the close of business on September 29, 2025, there were 3,812,121 EMX Warrants outstanding, each exercisable to acquire one EMX Share.

Trading Price and Volume

The following tables set forth information relating to the monthly trading of the EMX Shares on the TSX-V and NYSE American for the 12-month period prior to the date of this Circular.

TSX-V

Month	High (C$)	Low (C$)	Volume
September 2024	2.57	2.16	326,963
October 2024	2.81	2.34	592,855
November 2024	2.61	2.38	439,147
December 2024	2.59	2.35	415,673
January 2025	2.60	2.35	2,025,508
February 2025	2.72	2.50	486,991
March 2025	3.05	2.47	886,542
April 2025	3.19	2.56	654,890
May 2025	3.37	2.79	986,663
June 2025	3.50	3.21	1,014,603
July 2025	4.34	3.44	1,628,253
August 2025	5.02	4.00	1,023,127
September 1-25, 2025	6.40	5.07	2,394,619

NYSE American

Month	High ($)	Low ($)	Volume
September 2024	1.85	1.59	6,552,253
October 2024	2.04	1.71	5,683,677
November 2024	1.88	1.69	5,767,349
December 2024	1.84	1.65	5,956,410
January 2025	1.81	1.65	6,778,754
February 2025	1.91	1.73	6,610,321
March 2025	2.15	1.71	9,630,890
April 2025	2.31	1.78	10,744,994
May 2025	2.45	2.00	8,966,909
June 2025	2.57	2.34	7,598,861
July 2025	3.18	2.51	9,688,720
August 2025	3.66	2.90	9,215,662
September 1-25, 2025	4.59	3.65	21,146,700

The closing price of the EMX Shares on the TSX-V and NYSE American on September 4, 2025, the last trading day prior to the announcement of the entering into of the Arrangement Agreement, was C$5.27 and US$3.82.

The closing price of the EMX Shares on the TSX-V and NYSE American on September 25, 2025 was C$6.36 and $4.59.

Prior Sales

The following table set forth the information in respect of issuances of securities that are convertible or exchangeable into EMX Shares for the 12-month period prior to this Circular.

Date of Grant/Issue	Price per Security or Exercise Price per Security (C$)	Number of Securities
Grants of EMX Options
October 1, 2024	$2.41	61,000
October 11, 2024	$2.60	8,000
March 31, 2025	$2.92	840,500
Grants of EMX RSUs
October 1, 2024	N/A	50,000
March 31, 2025	N/A	358,000
March 31, 2025	N/A	483,000
EMX Shares issued on Exercise of EMX Options
September 29 - December 31, 2024	$2.16	57,000
January 1 - September 29, 2025	$2.70	1,633,327
EMX Shares issued on Settlement of EMX RSUs
January 1 - September 29, 2025	$2.91	237,303

Previous Distribution

For the five years preceding the date of this Circular, EMX has completed the following distributions of EMX Shares:

Time Period	Description	Number Issued	Issued/Exercise Price (C$)	Proceeds (C$)
September 1 - 29, 2025	Exercise of EMX Options	1,633,327	2.70	5,590,248
	Settlement of EMX RSUs	237,303	2.91	690,835
During the year ended December 31, 2024	Exercise of EMX Options	1,372,000	1.72	2,358,500
	Settlement of EMX RSUs	164,500	2.75	452,375
	Issuance of EMX Shares in connection with royalty acquisition	30,000	2.02	60,600
During the year ended December 31, 2023	Exercise of EMX Options	1,314,000	1.31	1,721,300
	Settlement of EMX RSUs	255,850	2.43	621,716
During the year ended December 31, 2022	Exercise of EMX Options	1,110,000	1.22	1,354,500
	Settlement of EMX RSUs	171,063	2.79	478,027
	Issuance of EMX Shares in connection with royalty acquisition	211,795	3.02	601,499
	Private placement of EMX Shares	3,812,121	3.30	12,580,000
During the year ended December 31, 2021	Exercise of EMX Options	1,055,400	1.33	1,406,848
	Settlement of EMX RSUs	232,750	4.26	992,023
	Issuance of EMX Shares in connection with royalty acquisitions	12,437,833	3.40	42,332,000
	Issuance of EMX Shares in connection with Sprott loan facility	450,730	3.46	1,558,000
	Issuance of EMX Shares as bonus shares to a consultant	4,667	2.79	13,000
	Private placement of EMX Shares	6,500,000	3.29	21,387,000
During the year ended December 31, 2020	Exercise of EMX Options	1,967,800	1.10	2,156,000
	Issuance of EMX Shares in connection with royalty acquisitions	155,271	3.45	535,000

Consolidated Capitalization

There has not been any material change to EMX's share and loan capital since the EMX Interim Financial Statements.

Risk Factors

An investment in EMX Shares and the completion of the Arrangement are subject to certain risks. In addition to considering the other information contained in this Circular, including the risk factors described under "Part III - Risk Factors - Risk Factors Related to the Arrangement" and "Part III - Risk Factors - Risk Factors Related to the Operations of the Combined Company", readers should consider carefully the risk factors described in the EMX AIF as well as the EMX Annual MD&A, each of which is incorporated by reference in this Circular.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with the securities commissions in British Columbia, Alberta and Ontario. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of EMX, at Suite 1560, 200 Burrard Street, Vancouver, British Columbia, Canada, V6C 3L6 and are also available electronically under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. EMX's filings through SEDAR+ and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

The following documents, filed or furnished by EMX with the securities commissions in the provinces and territories of Canada are specifically incorporated by reference into, and form an integral part of, this Circular:

(a) EMX AIF;

(b) EMX Annual Financial Statements;

(c) EMX Annual MD&A;

(d) EMX Interim Financial Statements;

(e) EMX Interim MD&A;

(f) the management information circular of EMX dated April 15, 2025 in connection with the annual general meeting of Shareholders held on June 2, 2025;

(g) the material change report of EMX dated April 4, 2025 in respect of the March 31 Equity Incentive Grants; and

(h) the material change report of EMX dated September 12, 2025 in respect of the entering into of the Arrangement Agreement.

Any document of the type referred to in Section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if filed by EMX with a securities commission or similar regulatory authority in Canada after the date of this Circular disclosing additional or updated information including the documents incorporated by reference herein, filed pursuant to the requirements of the applicable Canadian Securities Laws, will be deemed to be incorporated by reference in this Circular.

In addition, to the extent any such document is included in any report on Form 6-K furnished to the SEC or in any report on Form 40-F (or any respective successor form) filed with the SEC subsequent to the date of this Circular and prior to the Effective Date, such document will be deemed to be incorporated by reference herein (in the case of any report on Form 6-K, if and to the extent expressly set forth in such report). In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by EMX with the SEC under the U.S. Exchange Act from the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference herein, but only if and to the extent expressly so provided in any such report. EMX's current reports on Form 6-K and annual reports on Form 40-F are available on EDGAR at www.sec.gov.

Any statement contained in this Circular or in any other document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference in this Circular modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Circular except as so modified or superseded.

APPENDIX J

INFORMATION CONCERNING ELEMENTAL ALTUS

The following information concerning Elemental Altus should be read in conjunction with the documents incorporated by reference into this "Appendix J - Information Concerning Elemental Altus" and the information concerning Elemental Altus appearing elsewhere in this Circular.

Notice to Reader

The following information is presented on a pre-Arrangement basis (except where otherwise indicated) and reflects the current business, financial and share capital position of Elemental Altus. See "Appendix K - Information Concerning the Combined Company" of this Circular for business, financial and share capital information related to Elemental Altus after giving effect to the Arrangement. The capitalized terms used but not otherwise defined in this Appendix J have the meanings given to such terms in "Glossary of Terms" in the Circular.

Forward-Looking Statements

Certain statements contained in this Appendix J, and in the documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable Securities Laws. Such forward-looking information and statements relate to future events or Elemental Altus' future performance. See "General Information - Cautionary Note Regarding Forward-Looking Statements and Information" in this Circular.

In particular, forward-looking statements contained in this Appendix J include, among others, statements regarding Elemental Altus' strategy to diversify its treasury and increase exposure to rising gold prices; the completion of the Laverton Acquisition and the Dugbe Acquisition (each as defined below) and the consideration payable in connection therewith; the completion of the Arrangement; the completion of the Elemental Altus Financing; and Elemental Altus' intentions regarding dividends.

Factors that could cause actual results to differ materially from these forward-looking statements include, among others, the following: the risks that conditions to closing the Laverton Acquisition or the Dugbe Acquisition may not be satisfied, changes in the price of gold, other market factors, risks inherent in the mining industry to which the companies in Elemental Altus' royalty portfolio are subject, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the accuracy of the mineral reserves, resources and recoveries set out in the technical data published by the companies in Elemental Altus' royalty portfolio, the unavailability of financing, and other factors, including those factors listed in "General Information - Cautionary Note Regarding Forward-Looking Statements and Information" in this Circular.

Forward-looking statements speak only as of the date on which they are made. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or not the times at or by which such performance or results will be achieved. Elemental Altus does not undertake to update any forward-looking statements except in accordance with applicable Canadian securities laws.

Overview

Elemental Altus is a corporation existing under the laws of the Province of British Columbia. Its head and registered office is located at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada. Elemental Altus' telephone number is telephone: +1 604-243-6511 ext. 2700 and website is www.elementalaltus.com. The information contained on Elemental Altus' website is not incorporated by reference in this Circular.

Elemental Altus is also a reporting issuer in each of the provinces and territories of Canada and is listed on the TSX-V under the symbol "ELE" and on the OTCQX market of the OTC Markets Group platform under the symbol "ELEMF".

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. Elemental Altus' core business is the acquisition of royalties, streams and other rights over mining projects. Elemental Altus is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. Since Elemental Altus' first acquisition in 2017, it has acquired a diversified portfolio of royalties providing exposure primarily to gold and silver producing or development stage mines. Elemental Altus' management team has been able to identify and acquire revenue producing royalties and stream interests. Elemental Altus' objective is to become a leading precious metals royalty and streaming company and to maximize returns for its shareholders through the growth of its portfolio of royalty and other similar rights, both through organic growth and through acquisitions of royalties, streams and other rights that Elemental Altus' management expects to be accretive.

The following table illustrates Elemental Altus' material subsidiaries, including their respective jurisdiction of incorporation and the percentage of votes attaching to all voting securities of each subsidiary that are beneficially owned, controlled or directed, directly or indirectly, by Elemental Altus:

Name	Jurisdiction of Incorporation	Ownership Percentage
Altus Strategies Limited	England and Wales	100%
Elemental Royalties Delaware LLC	Delaware, USA	100%
Elemental Royalties Limited	BVI	100%
Altus Royalties Limited	England and Wales	100%(1)
Elemental Royalties Australia Pty Ltd	Australia	100%(2)
Elemental One Limited	BVI	100%(2)
Elemental Resources Limited	England and Wales	100%(2)

Notes:

(1) 100% held by Altus Strategies Limited.

(2) 100% owned by Elemental Royalties Limited.

Further information regarding the business of Elemental Altus, its corporate structure, and its operations can be found in the Elemental Altus AIF and other documents incorporated by reference herein which may be obtained on Elemental Altus' issuer profile on SEDAR+ (www.sedarplus.ca).

Recent Developments

Information regarding recent developments of Elemental Altus can be found under the heading "General Development of the Business" in the Elemental Altus AIF. Other than as noted below, there have been no recent developments since the date of the Elemental Altus AIF.

On August 28, 2025, Elemental Altus announced it had agreed to open an institutional account to gain access to Tether Gold, a tokenised digital asset backed 1:1 by physical gold, as part of Elemental Altus' strategy to diversify its treasury and increase exposure to rising gold prices with enhanced liquidity and efficiency.

On September 2, 2025, Elemental Altus announced that it had entered into a definitive agreement to acquire a gold royalty at Laverton in Western Australia (the "Laverton Acquisition"). The Laverton Acquisition is structured as an agreement to acquire a private Australian company which holds the Laverton and Jasper Hills royalties for cash consideration of A$80 million (approximately US$52 million). The royalties consist of an existing uncapped 2% Gross Revenue Royalty ("GRR") over Genesis Minerals' Laverton project (the "Laverton Project") in Western Australia, alongside an existing 2% GRR on Brightstar Resources' producing Jasper Hills project in the same Laverton district.

Concurrent with the announcement of the Laverton Acquisition, Elemental Altus also announced that it has signed a definitive agreement to acquire an existing uncapped 2.0-2.5% Net Smelter Return Royalty on Pasofino Gold's feasibility-stage Dugbe project (the "Dugbe Royalty") in Liberia ("Dugbe Acquisition"). The Dugbe Acquisition is structured as an agreement to acquire a wholly owned subsidiary of Ecora Resources PLC, which holds the Dugbe Royalty, for initial consideration of US$16.5 million in cash, plus a contingent payment of up to US$3.5 million in cash, payable on the earlier of (i) US$700,000 upon the commencement of project construction; and US$2,800,000 upon the commencement of commercial production; or (ii) a cumulative 150,000 ounces of royalty-linked gold production at Dugbe.

On September 4, 2025, Elemental Altus announced that it had entered into an arrangement agreement with EMX and Acquireco, pursuant to which Elemental Altus agreed to acquire all of the issued and outstanding EMX Shares by way of a court-approved plan of arrangement under the BCBCA. Pursuant to the Arrangement Agreement, Elemental Altus has agreed to issue to EMX Shareholders (a) 0.2822 Elemental Altus Shares for each EMX Share held immediately prior to the Effective Time For a full description of the Arrangement and the Arrangement Agreement, see "Part I - The Arrangement" and "Part II - The Arrangement Agreement" in this Circular.

On September 4, 2025, concurrent with and in support of the Arrangement, Elemental Altus entered into a subscription agreement with Tether with respect to the Elemental Altus Financing. Proceeds from the Elemental Altus Financing will be used to repay EMX's credit facility following the completion of the Arrangement, fund royalty acquisitions and provide capital for the Combined Company so that it is fully unlevered upon completion of the Arrangement. The Elemental Altus Financing will close concurrently with the Arrangement, and such concurrent closing is a condition to the completion of the closing of the Arrangement.

On September 16, 2025, Elemental Altus completed the Consolidation of all of the issued and outstanding Elemental Altus Shares at a ratio of one (1) post-Consolidation Elemental Share for every 10 pre-Consolidation Elemental Altus Shares. No fractional shares were issued. The Consolidation was approved by Elemental Altus Shareholders at the special meeting of  shareholders held on July 29, 2025, with 99.48% of the votes cast in favour of the Consolidation. All numbers of, and prices per, Elemental Share in this Circular have been adjusted to give effect to the Consolidation and represent Elemental Altus Shares on a post-Consolidation basis, unless otherwise specified.

Material Properties

As of the date of this Circular, Elemental Altus considers the two royalty interests on the Karlawinda Mine and the Caserones Mine to be material to Elemental Altus for the purposes of NI 43-101.

See "Material Assets" in the Elemental Altus AIF, which is incorporated by reference in this Circular, for a description of each of the Karlawinda Mine and the Caserones Mine, including summaries of the Karlawinda Technical Report and the Caserones Technical Report.

Acquireco

Acquireco, a corporation incorporated under the laws of the Province of British Columbia, is a wholly-owned subsidiary of Elemental Altus.

Description of Share Capital

Elemental Altus' authorized share capital consists of an unlimited number of Elemental Altus Shares. As of the Record Date, there were 24,767,141 Elemental Altus Shares validly issued and outstanding as fully-paid and non-assessable shares. In addition, as of the date of the Record Date, there were 1,583,941 Elemental Altus Shares issuable on the exercise of stock options and (iii) 239,325 Elemental Altus Shares issuable upon the vesting of restricted share units.

Holders of Elemental Altus Shares are entitled to receive notice of any meetings of shareholders of Elemental Altus and to attend and cast one vote per Elemental Share on all matters to be acted upon by Elemental Altus Shareholders. Holders of Elemental Altus Shares are entitled to an equal share in such dividends, if any, as may be declared from time to time by Elemental Altus' board of directors at its discretion. In addition, upon the liquidation, dissolution or winding up of Elemental Altus, holders of Elemental Altus Shares are also entitled to receive a ratable portion of the assets remaining after payment of liabilities and liquidation preferences of any other priority-ranking securities that may be outstanding. The Elemental Altus Shares do not carry any pre-emptive or conversion rights, nor do they contain any redemption, purchase for cancellation, surrender, or sinking or purchase fund provisions.

Elemental Altus has not paid any cash dividends or distributions on the Elemental Altus Shares since becoming a public issuer. While there are no restrictions on Elemental Altus' ability to pay dividends, Elemental Altus does not presently have any plans or intention to declare a dividend. Elemental Altus has no dividend or distribution policy.

Price Range and Trading Volumes of the Elemental Altus Shares

The following tables set forth, for the periods indicated, the reported high and low quotations and the aggregate volume of trading of Elemental Altus Shares on the TSX-V and OTCQX.

TSX-V

Month	High (C$)	Low (C$)	Volume
September 2024	12.40	10.00	96,923
October 2024	12.90	11.10	132,046
November 2024	12.80	10.70	70,392
December 2024	12.10	10.70	111,494
January 2025	12.50	10.90	140,431
February 2025	12.50	11.30	193,257
March 2025	14.20	11.50	132,976
April 2025	15.20	11.80	152,221
May 2025	16.00	13.20	187,220
June 2025	19.90	14.10	409,103
July 2025	22.00	18.80	371,482
August 2025	21.50	19.50	151,427
September 1-25, 2025	24.80	19.70	4,601,591

OTCQX

Month	High (C$)	Low (C$)	Volume
September 2024	8.90	7.70	61,709
October 2024	9.10	8.50	85,684
November 2024	9.00	7.90	73,760
December 2024	8.50	7.70	64,564
January 2025	8.40	7.90	79,008
February 2025	8.30	8.10	91,898
March 2025	9.50	8.30	81,403
April 2025	10.50	8.90	110,765
May 2025	10.80	9.90	76,744
June 2025	13.40	10.60	216,234
July 2025	15.50	14.20	262,467
August 2025	15.10	14.60	110,997
September 1-25, 2025	17.10	14.40	532,532

The closing price of Elemental Altus' shares on the TSX-V and OTCQX on September 4, 2025, being the last trading day prior to the announcement of Elemental Altus' intention to acquire EMX, was C$20.50 and US$14.90, respectively.

The closing price of Elemental Altus' shares on the TSX-V and OTCQX on September 25, 2025, was C$22.88 and US$16.39, respectively.

Prior Sales

The following table sets forth information in respect of issuances or purchases of Elemental Altus Shares and securities that are convertible or exchangeable into Elemental Altus Shares within the 12 months prior to the date of this Circular. Other than the issuances listed in the table below, Elemental Altus has not issued any Elemental Altus Shares or securities convertible into Elemental Altus Shares within the 12 months preceding the date of this Circular.

Date of Grant/Issue	Price per Security or Exercise Price per Security (C$)	Number of Securities
Grants of Elemental Options
February 2025	12.60	445,587
February 2025	16.00	78,285
Grants of Elemental RSUs
February 2025	12.20	57,000
February 2025	19.90	36,000
Issue of Elemental Altus Shares
October 29, 2024	11.00	3,444,458
October 29, 2024	11.00	1,614,194

Consolidated Capitalization

Other than as set forth under the section entitled "Recent Developments" in this Appendix J (see in particular information related to the Consolidation), there has not been any material change to Elemental Altus' share and loan capital since Elemental Altus' most recently filed financial statements, being the Elemental Altus Interim Financial Statements, which are incorporated by reference in this Circular.

Auditors, Transfer Agents and Registrars

The auditors of Elemental Altus are PricewaterhouseCoopers LLP, Chartered Professional Accountants, through their offices at 2500-18 York Street, Toronto, Ontario, M5J 0B2, Canada. PricewaterhouseCoopers LLP has confirmed that they are independent of Elemental within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

The transfer agent and registrar for the Elemental Altus Shares is Computershare Investor Services Inc., through its offices located at 510 Burrard St, 3rd Floor Vancouver, British Columbia, Canada V6C 3B9.

Risk Factors

An investment in the Elemental Altus Shares and the completion of the Arrangement are subject to certain risks which could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of Elemental Altus. Investors should carefully consider the risk factors described under the headings "Risk Factors" in this Circular, and "Risk Factors - Risks Relating to Elemental Altus", "Risk Factors - Risks Relating to Mines and Mining Operations" and "Risk Factors - Risks Related to the Securities of Elemental Altus" in the Elemental Altus AIF, and any other risk factors described in this Circular or in a document incorporated or deemed incorporated by reference herein. The risk factors identified in this Circular and the documents incorporated by reference are not exhaustive and other factors may arise in the future that are currently not foreseen by management of Elemental Altus that may present additional risks in the future.

Additional Information

Information has been incorporated by reference in this Circular from documents filed with the various securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Elemental Altus at Elemental Altus' head office located at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada, telephone: +1 604-646-4527 and are also available electronically under Elemental Altus' profile on SEDAR+ at www.sedarplus.ca. Elemental Altus' filings through SEDAR+ are not incorporated by reference in this Circular except as specifically set out herein.

The following documents filed by Elemental Altus with the securities commissions or similar authorities in Canada are specifically incorporated by reference in, and form an integral part of, this Circular:

(a) Elemental Altus AIF;

(b) Elemental Altus Annual Financial Statements;

(c) Elemental Altus Annual MD&A;

(d) Elemental Altus Interim Financial Statements;

(e) Elemental Altus Interim MD&A;

(f) Elemental Altus' management information circular dated June 18, 2025 with respect to its annual general and special meeting of shareholders held on July 29, 2025;

(g) Elemental Altus' material change report dated September 12, 2025 in respect of the Arrangement; and

(h) Elemental Altus' material change report dated September 16, 2025 in respect of the Consolidation.

Any document of the type referred to in section 11.1 of Form 44-101F1 of NI 44-101 (excluding confidential material change reports), if subsequently filed by Elemental Altus with a securities commission or similar regulatory authority in the provinces and territories of Canada subsequent to the date of this Circular and prior to the Effective Date will be deemed to be incorporated by reference in this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Making such a modifying or superseding statement shall not be deemed to be an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, untrue statement of a material fact, nor an omission to state a material fact that is required to be stated or necessary to make a statement not misleading in light of the circumstances in which it is made.

References to Elemental Altus' website in any documents that are incorporated by reference into this Circular do not incorporate by reference the information on such website, and Elemental Altus disclaims any such incorporation by reference.

Interest of Experts

The scientific and technical disclosure relating to Elemental Altus contained in this Circular or incorporated by reference herein with respect to the Karlawinda Mine and the Caserones Mine, and any other mineral projects that underlie Elemental Altus' royalties, has been reviewed and approved by Richard Evans, BSc (Hons) GradDip Bus FAusIMM, Senior Vice President - Technical for Elemental Altus, a "Qualified Person" as defined in NI 43-101.

Mr. Evans has not received any direct or indirect interest in Elemental Altus' property and nor did he receive any direct or indirect interest in any of Elemental Altus' securities or the securities of any associate or affiliate of Elemental Altus in connection with his review of the scientific and technical information in this Circular.

The Elemental Altus Annual Financial Statements incorporated by reference in this Circular have been audited by PricewaterhouseCoopers LLP, as stated in their reports which are also incorporated herein by reference. PricewaterhouseCoopers LLP is independent with respect to Elemental Altus within the meaning of the Chartered Professional Accountants of Ontario Code of Professional Conduct and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States).

K-1

APPENDIX K

INFORMATION CONCERNING COMBINED COMPANY FOLLOWING COMPLETION
OF THE ARRANGEMENT

The following information concerning the Combined Company following completion of the Arrangement, its business and operations, should be read together with the more detailed information and financial data and statements concerning Elemental Altus and EMX contained elsewhere in this Circular, including "Appendix J - Information Concerning Elemental Altus" and "Appendix I - Information Concerning EMX" attached to this Circular. For further information regarding Elemental Altus or EMX, please refer to the filings under their respective issuer profiles on SEDAR+ at www.sedarplus.ca as applicable.

Forward-Looking Statements

Certain statements contained in this Appendix K, and in certain documents incorporated by reference herein, constitute forward-looking statements within the meaning of applicable securities laws. Such forward-looking statements relate to future events or the Combined Company's future performance. Readers are cautioned that actual results may vary. See "General Information - Cautionary Note Regarding Forward-Looking Statements and Information" and "Risk Factors Related to the Arrangement" in this Circular, as well as "Forward-Looking Statements" in Appendix J and "Risk Factors" in this Appendix K.

Overview of the Combined Company after the Arrangement

On completion of the Arrangement, the Combined Company will continue the current operations of Elemental Altus and EMX under the new name 'Elemental Royalty Corp.' and will be governed by the laws of the Province of British Columbia. The Arrangement will result in the acquisition of all the issued and outstanding EMX Shares by Elemental Altus in exchange for the issuance to former EMX Shareholders of Elemental Altus Shares at the Exchange Ratio. Upon completion of the Arrangement and assuming completion of the Elemental Altus Financing, it is expected that existing EMX Shareholders will own approximately 49% of the Combined Company and existing Elemental Shareholders will own approximately 51% of the Combined Company, on a fully diluted basis (based on the number of issued and outstanding securities of Elemental Altus and EMX as of the date of the Arrangement Agreement).

Following completion of the Arrangement, Elemental Altus will continue to be the publicly traded parent company of the combined business with the Elemental Altus Shares traded on each of the TSX-V and NASDAQ and EMX will be a wholly owned subsidiary of Elemental Altus. Elemental Altus will continue to be a reporting issuer in each of the provinces and territories of Canada.

It is expected that the head and registered office of the Combined Company will be Elemental Altus' current head and registered office located at Suite 1020 - 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada.

The following chart lists the Combined Company's expected corporate structure, including its material subsidiaries and their applicable governing jurisdictions after giving effect to the Arrangement.

Description of the Business

Except as otherwise described in this Appendix K, the business of the Combined Company following completion of the Arrangement and information relating to the Combined Company following completion of the Arrangement will be that of Elemental Altus generally and as disclosed elsewhere in "Appendix J - Information Concerning Elemental Altus" attached to this Circular. Following completion of the Arrangement, the Combined Company's portfolio will be comprised of the combined assets of Elemental Altus and EMX, including 16 producing royalties.

Material Properties

Following the Effective Date, the Combined Company's material mineral properties for the purposes of NI 43-101 will be the Karlawinda Mine, Caserones Mine and Timok Project.

See "Material Assets" in the Elemental Altus AIF, which is incorporated by reference in this Circular, for a description of each of the Karlawinda Mine and the Caserones Mine, including summaries of the Karlawinda Technical Report and the Caserones Technical Report, as well as "Key Producing Royalty Updates", "Technical Information - Caserones Royalty", and "Technical Information - Timok Royalty" in the EMX AIF, which is also incorporated by reference in this Circular, for a description of the Timok Project and Caserones Mine, including summaries of the Timok Technical Report and an additional summary of the Caserones Technical Report.

Description of Share Capital

The authorized share capital of the Combined Company following completion of the Arrangement will continue to be as described in "Appendix J - Information Concerning Elemental Altus" attached to this Circular and the rights and restrictions of the Elemental Altus Shares will remain unchanged.

The issued share capital of the Combined Company will change as a result of the completion of the Arrangement, to reflect the issuance of Elemental Altus Shares contemplated in the Arrangement. Not including Elemental Altus Shares issued pursuant to the Elemental Altus Financing, and based on the outstanding securities of EMX as of September 25, 2025, Elemental Altus expects to issue a maximum of 34,125,433 Elemental Altus Shares in connection with the Arrangement, including the Elemental Altus Shares issuable upon the exercise of Replacement Options to be issued pursuant to the Arrangement and exercise of the EMX Warrants in accordance with the adjustment provisions of the EMX Warrants. On completion of the Arrangement and the Elemental Altus Financing, assuming that the current number of EMX Shares, EMX RSUs and Elemental Altus Shares does not change from the respective dates of the information provided herein, it is expected that the total number of Elemental Altus Shares issued and outstanding will be 63,590,821 on a non-diluted basis,  prior to accounting for any withholding obligations pursuant to the Plan of Arrangement. Up to a maximum of 4,627,522 Elemental Altus Shares will be issuable upon the exercise of outstanding convertible securities of EMX and Elemental Altus, including the EMX Replacement Options to be issued pursuant to the Arrangement and the existing EMX Warrants in accordance with the adjustment provisions of the EMX Warrants, prior to accounting for any withholding obligations pursuant to the Plan of Arrangement. On completion of the Arrangement and the Elemental Altus Financing, assuming that the current number of convertible securities of  EMX and Elemental Altus does not change from the respective dates of the information provided herein, it is expected that the total number of Elemental Altus Shares issued and outstanding will be 68,218,342 on a fully diluted basis, prior to accounting for any withholding obligations pursuant to the Plan of Arrangement.

Dividends

Future dividends (if any) of the Combined Company would depend on its earnings, financial condition, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends, and other considerations that the board of directors of the Combined Company deems relevant. While there are not expected to be any restrictions on the Combined Company's ability to pay dividends, neither Elemental Altus nor EMX presently have any plans or intention to declare a dividend in respect of the Combined Company and Elemental Altus has no dividend or distribution policy.

Post-Arrangement Shareholdings and Principal Shareholders

Following completion of the Arrangement and the Elemental Altus Financing, existing Elemental Shareholders and EMX Shareholders are expected to own approximately 51% and 49% of the Elemental Altus Shares, respectively, on a fully diluted basis, each based on the number of securities of Elemental Altus and EMX issued and outstanding on the date of the Arrangement Agreement.

To the knowledge of the directors and executive officers of Elemental Altus and EMX, Tether will be the only person or company that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of the Combined Company carrying 10% or more of the voting rights attached to any class of voting securities of the Combined Company. The following table sets out certain information with respect to Tether as of September 25, 2025 and immediately following completion of the Arrangement and the Elemental Altus Financing.

Shareholder	Prior to Closing		Immediately Following Closing
	Number of Elemental Altus Shares	Percentage of Outstanding Elemental Altus Shares	Number of Elemental Altus Shares	Percentage of Outstanding Elemental Altus Shares
Tether Investments S.A. de C.V.	9,278,229(1)	37.5%(2)	16,780,731(3)	26.4%(3)

Notes:

(1) According to early warning reports filed by each of Tether and Alpha 1 SPV Limited ("Alpha 1"), pursuant to an option agreement between Tether and AlphaStream Limited dated June 10, 2025 (the "Alpha Option Agreement"), Alpha 1 granted Tether the option (the "Alpha Option") to acquire (but not the obligation to acquire) all of the 3,444,458 Elemental Altus Shares that Alpha 1 owns. According to the early warning reports filed by Tether, under the Alpha Option Agreement, Tether has the ability to direct Alpha 1 to vote or refrain from voting the Elemental Altus Shares subject to the Alpha Option Agreement, and to tender or refrain from tendering the Elemental Altus Shares subject to the Alpha Option Agreement in respect of tendering to take-over bids and other similar transactions, provided that doing so does not contravene the existing contractual arrangements between Alpha 1 and Elemental Altus. This figure assumes that the Alpha Option remains unexercised as at the date of this Circular.

(2) The shareholding percentage is subject to change should the Alpha Option be exercised by Tether. This figure and percentage assumes concurrent closing of the Arrangement and Elemental Altus Financing as these transactions are conditional on each other. This figure assumes the Alpha Option remains unexercised at closing of the Arrangement and Elemental Altus Financing. Assuming exercise of the Alpha Option, these figures would be 20,225,189 Elemental Altus Shares (31.8%).

Executive Officers and Directors of Combined Company

Executive Officers

Following the completion of the Arrangement, it is expected that the executive officers of Combined Company will be: (i) Juan Sartori, Executive Chairman; (ii) David M. Cole, as Chief Executive Officer; (iii) Frederick Bell, as President and Chief Operating Officer; (iv) Stefan Wenger, as Chief Financial Officer; and (v) David Baker, as Chief Investment Officer.

Directors

Following the completion of the Arrangement, it is expected that the board of directors of the Combined Company will have five directors, representing three directors of Elemental Altus, including Juan Sartori (who will also act as Executive Chairman), Ravi Sood and Simon Vumbaca, and two directors from EMX, being Sunny Lowe and David Cole.

Unaudited Pro Forma Condensed Financial Information

The unaudited pro forma condensed financial information for the Combined Company (consolidated to give effect to, among other things, the Arrangement on the Effective Date) (the "Pro Forma Financial Information"), are attached to the Circular as "Appendix M - Unaudited Pro Forma Financial Information".

The Pro Forma Financial Information included in this Circular is reported in U.S. dollars and has been prepared by Elemental Altus management in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with IFRS Accounting Standards to illustrate the effect of, among other things, the Arrangement. The Pro Forma Financial Information may not be appropriate for other purposes. Adjustments have been made to prepare the Pro Forma Financial Information, which adjustments are based on certain assumptions. Both the adjustments and the assumptions made are described in the notes to the Pro Forma Financial Information.

The Pro Forma Financial Information is presented for illustrative purposes only and are not necessarily indicative of: (i) the operating or financial results that would have occurred had the Arrangement actually occurred at the times contemplated by the notes to the Pro Forma Financial Information; or (ii) the results expected in future periods.

Auditors, Transfer Agent and Registrar

The auditors of the Combined Company following completion of the Arrangement will continue to be PricewaterhouseCoopers LLP, Chartered Professional Accountants, located at 2500-18 York Street, Toronto, Ontario, M5J 0B2, Canada, and the transfer agent and registrar for the Elemental Altus Shares will continue to be Computershare Investor Services Inc., located at 510 Burrard St, 3rd Floor Vancouver, British Columbia, Canada V6C 3B9.

Risk Factors

The business and operations of the Combined Company following completion of the Arrangement will continue to be subject to the risks currently faced by Elemental Altus and EMX, as well as certain risks unique to the Combined Company following completion of the Arrangement, including those set out under the heading "Part III - Risk Factors - Risk Factors Related to the Operations of the Combined Company" of this Circular. Readers should also carefully consider the risk factors relating to Elemental Altus described in the Elemental Altus AIF and the risk factors relating to EMX described in the EMX AIF, each of which is incorporated by reference in this Circular.

APPENDIX L

SECTIONS 237 TO SECTION 247 OF THE BUSINESS CORPORATIONS ACT
(BRITISH COLUMBIA)

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by the court order, or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

i. to alter restrictions on the powers of the company or on the business the company is permitted to carry on,

ii. without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91, or

iii. without limiting subparagraph (i), in the case of a benefit company, to alter the company's benefit provision;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(1.1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent under section 51.995 (5) in respect of a resolution to alter its notice of articles to include or to delete the benefit statement.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

i. the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

ii. each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

i. the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

ii. each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) or (1.1) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

i. the date on which the shareholder learns that the resolution was passed, and

ii. the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

i. the names of the registered owners of those other shares,

ii. the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

iii. a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

i. the name and address of the beneficial owner, and

ii. a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

i. the date on which the company forms the intention to proceed, and

ii. the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

i. the names of the registered owners of those other shares,

ii. the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

iii. that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

M-1

APPENDIX M

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Pro Forma Interim Statement of Financial Position
As at June 30, 2025
Unaudited - Expressed in U.S. Dollars ($000s)

	Elemental Altus Royalties Corp.	EMX Royalty Corporation	Pro Forma Adjustments	Note 5	Pro Forma Consolidated

Assets

Cash and cash equivalents	$24,450	$17,158	$68,083	(a)	$109,691
Investments	-	6,745	-		6,745
Trade receivables and other assets	10,396	10,688	-		21,084
Total current assets	34,846	34,591	68,083		137,520

Restricted cash	$-	$144	$-		$144
Trade receivables and other assets	4,279	1,698	-		5,977
Investments	3,322	-	-		3,322
Investments in associates	37,303	60,437	5,451	(b)	103,191
Royalty and other property interests	126,717	48,887	365,623	(c)	541,227
Property and equipment	-	625	1,505	(d)	2,130
Deferred charges	-	453	(453)	(e)	-
Goodwill	-	-	114,086	(c)	114,086
Total non-current assets	171,621	112,244	486,212		770,077
Total Assets	$206,467	$146,835	$554,295		$907,597

Liabilities

Accounts payable and accrued liabilities	$3,451	$3,158	$(292)	(f)	$6,317
Advances from joint venture partners	-	217	-		217
Derivative liabilities	-	1,028	(1,028)	(g)	-
Total current liabilities	3,451	4,403	(1,320)		6,534

Loan payable	$-	$24,622	$(24,622)	(h)	$-
Deferred income tax liability	1,747	1,761	112,325	(c)	115,833
Total non-current liabilities	1,747	26,383	87,703		115,833
Total Liabilities	$5,198	$30,786	$86,383		$122,367

Shareholders' Equity

Capital stock	$217,449	$159,451	$404,661	(i)	$781,561
Reserves	7,616	17,082	2,767	(i)	27,465
Accumulated other comprehensive income	1,380	-	-		1,380
Deficit	(25,176)	(60,484)	60,484	(i)	(25,176)
Total Shareholders' Equity	201,269	116,049	467,912		785,230
Total Liabilities and Shareholders' Equity	$206,467	$146,835	$554,295		$907,597

Pro Forma Interim Statement of Income and Comprehensive Income
For the six months ended June 30, 2025
Unaudited - Expressed in U.S. Dollars ($000s)

	Elemental Altus Royalties Corp.	EMX Royalty Corporation	Pro Forma Adjustments	Note 5	Pro Forma Consolidated

Revenue from royalty interests	$20,733	$13,512	$-		$34,245
Other revenue	-	459	-		459
Revenue and other income	20,733	13,971	-		34,704

Depletion and direct royalty taxes	(9,003)	(3,341)	(4,559)	(j)	$(16,903)
Gross Profit	11,730	10,630	(4,559)		17,801

Costs and expenses
General and administrative	(3,407)	(3,837)	-		(7,244)
Royalty generation and project evaluation, net	(436)	(4,678)	-		(5,114)
Share-based payments	(1,313)	(1,291)	(193)	(k)	(2,797)
Equity income from investments in associates	1,052	3,014	-		4,066
Gain (loss) on disposals	(1,807)	128	-		(1,679)

Income from operations	5,819	3,966	(4,752)		5,033

Gain on revaluation of investments	(50)	1,466	-		1,416
Gain (loss) on sale of marketable securities	24	(896)	-		(872)
Loss on revaluation of derivative liabilities	-	(562)	-		(562)
Foreign exchange gain	140	620	-		760
Impairment charges	-	(736)	-		(736)
Gain on revaluation of receivables, net	-	176	-		176
Finance expense	(235)	(1,197)	1,197	(l)	(235)
Other income (losses)	156	(31)	-		125

Income before income taxes	5,959	3,368	(3,555)		5,772

Deferred income tax expense	-	(176)	-		(176)
Income tax expense	(2,351)	(1,290)	-		(3,641)

Income for the period	$3,608	$1,902	$(3,555)		$1,955

Other comprehensive income
Foreign currency translation adjustment	(36)	-	-		(36)

Total comprehensive income	3,572	1,902	(3,555)		1,919

Basic and diluted earnings per share (Note 7)	$0.15	$0.02			$0.03

Pro Forma Interim Statement of Loss and Comprehensive Loss
For the year ended December 31, 2024
Unaudited - Expressed in U.S. Dollars ($000s)

	Elemental Altus Royalties Corp.	EMX Royalty Corporation	Pro Forma Adjustments	Note 5	Pro Forma Consolidated

Revenue from royalty interests	$15,993	$23,804	$-		$39,797
Other revenue	330	1,282	-		1,612
Revenue and other income	16,323	25,086	-		41,409

Depletion and direct royalty taxes	(7,218)	(6,487)	(7,427)	(j)	(21,132)
Gross Profit	9,105	18,599	(7,427)		20,277

Costs and expenses
General and administrative	(6,755)	(7,244)	-		(13,999)
Royalty generation and project evaluation, net	(241)	(10,984)	-		(11,225)
Share-based payments	(1,388)	(1,769)	-		(3,157)
Equity income from investments in associates	2,036	4,329	-		6,365
Loss on disposals	373	442	-		815

Income (loss) from operations	3,130	3,373	(7,427)		(924)

Gain on revaluation of investments	10	4,071	-		4,081
Loss on sale of marketable securities	(15)	(2,020)	-		(2,035)
Gain on revaluation of derivative liabilities	-	282	-		282
Foreign exchange loss	(54)	(600)	-		(654)
Impairment charges	(436)	(399)	(453)	(m)	(1,288)
Gain on revaluation of receivables, net	-	8	-		8
Finance expense	(2,028)	(3,814)	3,814	(l)	(2,028)
Other income (losses)	204	(2,379)	(378)	(n)	(2,553)

Income (loss) before income taxes	1,009	442	(4,444)		(2,993)

Deferred income tax expense	-	(770)	-		(770)
Income tax expense	(1,321)	(2,960)	-		(4,281)

Loss for the period from continuing operations	(312)	(3,288)	(4,444)		(8,044)

Loss from discontinued operations	(52)	-	-		(52)

Loss for the period	(364)	(3,288)	(4,444)		(8,096)

Other comprehensive loss
Foreign currency translation adjustment	136	-	-		136

Total comprehensive loss	$(228)	$(3,288)	$(4,444)		$(7,960)

Basic and diluted loss per share (Note 7)	$(0.02)	$(0.03)			$(0.14)

Notes to the Pro Forma Consolidated Financial Statements
As at June 30, 2025
Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts

1. Description of Proposed Acquisition

On September 4, 2025, Elemental Altus Royalties Corp. ("Elemental") and EMX Royalty Corporation ("EMX") entered into a definitive arrangement agreement (the "Arrangement Agreement") whereby Elemental will acquire all of the issued and outstanding common shares of EMX (the "EMX Shares") pursuant to a court approved plan of arrangement (the "Transaction"). Concurrently with and in support of the Transaction, Tether Investments S.A. de C.V. ("Tether") and Elemental have entered into a subscription agreement dated September 4, 2025 pursuant to which Tether agreed to purchase 7,515,949 post-consolidation common shares of Elemental (each, an "Elemental Share") at a price of C$18.40 (or US$13.335) per share for aggregate gross proceeds of approximately $100 million (the "Private Placement").  In connection with the Transaction, on September 16, 2025, Elemental completed a consolidation of all of the issued and outstanding Elemental Shares at a ratio of one (1) post consolidation Elemental Share for every ten (10) pre-consolidation Elemental Shares. Under the terms of the Arrangement Agreement, shareholders of EMX will receive 0.2822 (the "Exchange Ratio") post-consolidation Elemental Shares for each EMX Share held. In accordance with the Arrangement Agreement, each EMX Restricted Share Unit ("RSU") will vest and be settled for an EMX Share at the close of the Transaction and will be exchanged for 0.2822 post-consolidation Elemental Shares, each EMX stock option will be replaced with a replacement option and each deferred share unit ("DSU") will vest and be exchanged for cash settlement payment from Elemental in the amount equal to the value per settled DSU.  All replacement options will be adjusted as per the terms of the Arrangement Agreement and be exercisable into Elemental Shares. Each outstanding EMX warrant will be adjusted in accordance with its terms to be exercisable for Elemental Shares on the basis of the Exchange Ratio.

Upon completion of the Transaction and the Tether concurrent financing, existing Elemental shareholders and former EMX shareholders will own approximately 51% and 49% of the outstanding common shares of the combined company on a basic basis.

2. Basis of Presentation

These unaudited pro forma consolidated financial statements have been prepared in connection with the Transaction and have been prepared from information derived from, and should be read in conjunction with the financial statements of EMX and Elemental, each prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board including, where applicable, IFRS Accounting Standards applicable to the preparation of interim financial statements, under International Accounting Standard 34, Interim Financial Reporting, specifically:

1. the audited consolidated financial statements for the year ended December 31, 2024, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2025, of EMX; and

2. the audited consolidated financial statements for the year ended December 31, 2024, and the unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2025, of Elemental.

These unaudited pro forma consolidated financial statements include:

a) An unaudited pro forma interim consolidated statement of financial position as of June 30, 2025, combining:

• the unaudited condensed interim consolidated statement of financial position of EMX as of June 30, 2025;

• the unaudited condensed consolidated interim statement of financial position of Elemental as of June 30, 2025; and

• the adjustments described in Note 5.

5 Exchange rate of C$1.00 = US$0.7231, being the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada on September 4, 2025.

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2025

Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts

2. Basis of Presentation (continued)

This unaudited pro forma interim consolidated statement of financial position as at June 30, 2025, assumes the Transaction occurred on June 30, 2025.

a) An unaudited pro forma interim consolidated statement of income and comprehensive income for the six months ended June 30, 2025, combining:

• The unaudited condensed interim consolidated statement of income of EMX for the six months ended June 30, 2025;

• The unaudited condensed consolidated interim statement of income and comprehensive income of Elemental for the six months ended June 30, 2025; and

• the adjustments described in Note 5.

This pro forma interim consolidated statement of income and comprehensive income for the six months ended June 30, 2025, assumes the Transaction occurred on January 1, 2024.

a) An unaudited pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2024, combining:

• The audited consolidated statement of loss of EMX for the year ended December 31, 2024;

• The audited consolidated statement of loss and comprehensive loss of Elemental for the year ended December 31, 2024; and

• the adjustments described in Note 5.

This pro forma consolidated statement of loss and comprehensive loss for the year ended December 31, 2024, assumes the Transaction occurred on January 1, 2024.

The Transaction is considered to be a business combination under International Financial Reporting Standard 3 - Business Combinations. The acquisition method of accounting was used to prepare these unaudited pro forma consolidated financial statements with Elemental identified as the acquirer. The method utilizes fair value and estimates and assumptions to measure the purchase price and the identifiable assets and liabilities of EMX. The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only to show the effect of the Transaction. The unaudited pro forma consolidated financial statements reflect that Elemental acquired all of the outstanding EMX Shares and are not intended to be indicative of Elemental's financial position or the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon completion of the Transaction will likely differ from those recorded in the unaudited pro forma consolidated financial statements and such differences could be material.

The historical consolidated financial statements have been adjusted to give effect to unaudited pro forma events that are: (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma consolidated statements of income (loss) and comprehensive income (loss), expected to have a continuing impact on the consolidated financial results post‐Transaction.

The unaudited pro forma consolidated financial statements do not reflect and do not give effect to: (i) any integration costs that may be incurred as a result of the Transaction; (ii) synergies, operating efficiencies and cost savings that may result from the Transaction; or (iii) or any other benefits expected to be derived from combining the companies. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2025

Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts

2. Basis of Presentation (continued)

Certain reclassifications have been made to the consolidated financial statements of EMX in the preparation of the unaudited pro forma consolidated financial statements to conform to the financial statement presentation adopted by Elemental. All references to "$" herein are to United States dollars unless otherwise specified. All references to "C$" are to Canadian dollars.

3. Material Accounting Policy Information

The accounting policies used in the preparation of the unaudited pro forma consolidated financial statements as at and for the six months ended June 30, 2025, and for the year ended December 31, 2024, are those set out in Elemental's consolidated financial statements for the three and six months ended June 30, 2025, and for the year ended December 31, 2024. In preparing the unaudited pro forma consolidated financial statements, a preliminary review was undertaken to identify whether there are any accounting policy differences between the accounting policies used by EMX where the impact was potentially material to the unaudited pro forma consolidated financial statements and could be reasonably estimated. Based on this preliminary review and as of the date of this Circular, EMX has not identified any accounting policies applicable to similar transactions undertaken by Elemental that differ materially from those followed by Elemental that would have a significant impact on the unaudited pro forma consolidated financial statements.

4. Consideration and Purchase Price Allocation

For purposes of the unaudited pro forma consolidated financial statements, the estimated purchase consideration for the Transaction is based on the closing price of Elemental shares on the TSX on September 4, 2025, of C$20.50 (on a post-consolidation basis assuming the consolidation had occurred as of September 4, 2025). At the Exchange Ratio (Note 1), the pro forma value per EMX Share is C$5.79. The value of the purchase consideration will change based on fluctuations in the trading price of the Elemental Shares and the number of EMX Shares outstanding on the closing of the Transaction, and could differ materially from the assumed closing price per Elemental Share used to estimate the purchase consideration for the purposes of these unaudited pro forma statements.

Other elements of the purchase consideration include EMX's stock options to be exchanged for replacement options exercisable for Elemental Shares and EMX warrants to be adjusted to be exercisable for Elemental Shares. The replacement options issued under the parameters noted above would have a weighted average exercise price of $10.22. The fair value of the replacement options was calculated using the black-scholes option pricing model with the following weighted average assumptions: risk free interest rate of 2.50%; expected life of 2.71 years; expected volatility of 41.25%; and expected dividend yield of 0%. The warrants adjusted to be exercisable for Elemental Shares under the parameters noted above have a weighted average exercise price of $15.77. The fair value of the warrants was calculated using the black-scholes option pricing model with the following weighted average assumptions: risk free rate interest rate of 2.50%; expected life of 1.79 years; expected volatility of 38.75%; and expected dividend yield of 0%. Outstanding EMX RSUs, DSUs and loan payable will be settled in full upon closing of the Transaction.

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2025

Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts

4. Consideration and Purchase Price Allocation (continued)

As of the date of these unaudited pro forma statements, the value of the consideration to be paid by Elemental and the fair value of the identifiable assets and liabilities to be acquired upon the completion of the Transaction will ultimately be determined based on the closing price of the Elemental Shares on the closing date of the Transaction, and could differ materially from the assumed closing price per Elemental Share used to estimate the purchase consideration for the purposes of these unaudited pro forma statements. Further, no effect has been given to any other new Elemental Shares or other equity awards that may be issued or granted subsequent to June 30, 2025, and before the closing date of the Transaction. As a result, the pro forma adjustments, which include the recognition of goodwill, are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma financial information.

The final purchase price allocation may be materially different than that reflected in the pro forma purchase price allocation presented below.

Purchase Consideration:

Number of post consolidation Elemental Shares to be issued to EMX shareholders	31,309,090
Closing price of post consolidation Elemental Shares on September 4, 2025, on TSXV	$20.50
C$/US$ exchange rate on September 4, 2025	0.72
Market value of Elemental Shares issued to EMX shareholders	$464,112
Value of EMX DSUs settled in cash	485
Value of EMX replacement options	14,445
Value of EMX share warrants adjusted to be exercisable for Elemental Shares	5,404
EMX long-term debt repaid as part of the Transaction	25,000
Balance as at June 30, 2025	$509,446

The following table illustrates the preliminary unaudited pro forma fair values of the identifiable assets and liabilities assumed as of June 30, 2025:

Cash and cash equivalents	$10,870
Accounts Receivable	12,386
Investments	6,745
Investments in associates	65,888
Royalty and other property interests	414,510
Goodwill	114,086
Property and equipment	2,130
Accounts payable and accrued liabilities	(3,083)
Deferred income tax liabilities	(114,086)
Balance as at June 30, 2025	$509,446

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2025

Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts

5. Pro Forma Assumptions and Adjustments

The unaudited pro forma consolidated financial statements reflect the following assumptions and adjustments noted below to give effect to the Transaction as if it had occurred on June 30, 2025, for the pro forma consolidated statement of financial position, and January 1, 2024, for the pro forma consolidated statements of income (loss) and comprehensive income (loss).

Management has not yet finalized the fair value of all identifiable assets and liabilities acquired, or the complete impact of applying purchase accounting on the consolidated statements of the income (loss) and comprehensive income (loss). The fair values of identifiable assets and liabilities at the time of closing may differ from these estimates.

a) a net increase in cash and cash equivalents of $68,083, reflecting the proceeds of $100,000 received on closing of the Private Placement, offset by $6,432 in estimated due diligence and transaction costs expected to be paid by EMX prior to closing, the settlement of the EMX's loan payable to Franco Nevada Corporation of $25,000, and the settlement of deferred share units paid to former Directors of EMX of $485;

b) an increase of $5,451 in investments in associates reflecting a fair value adjustment to EMX's investment in SLM California;

c) an increase of $365,623 in royalty and other property interests, $114,086 in goodwill and $112,325 of deferred tax liabilities, as a result of fair value adjustments to EMX's royalty and other property interests acquired by Elemental. The goodwill recognized arises from the requirement to record deferred income tax liabilities measured at the tax effect of the difference between the fair value of the royalty and other property interests and their tax bases;

d) an increase of $1,505 in property and equipment as a result of a fair value adjustment to EMX's head office property in Denver;

e) a decrease of $453 in deferred charges reflecting a write off of deferred financing costs which related to a proposed shelf prospectus offering for EMX;

f) a net decrease of $292 in accounts payable and accrued liabilities reflecting the revaluation and settlement of EMX deferred share units;

g) a decrease of $1,028 in derivative liabilities reflecting the cancellation of EMX warrants originally issued in connection with a private placement;

h) a decrease of $24,622 in loans payable reflecting the settlement of EMX's credit facility with Franco-Nevada Corporation upon closing of the Transaction; and

i) a net increase to shareholders' equity of $467,912 reflecting the issuance of $464,112 of Elemental shares for the acquisition of EMX shares, the issuance of $100,000 via a concurrent private placement, the issuance of $5,173 of replacement warrants, and the issuance of $14,445 of replacement options, offset by the elimination of EMX's shareholders' equity of $116,049.

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2025

Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts

5. Pro Forma Assumptions and Adjustments (continued)

The unaudited pro forma interim statement of income (loss) and comprehensive income (loss) for the six months ended June 30, 2025 and the year ended December 31, 2024 includes the following pro forma assumptions and adjustments:

j) an increase in depletion of $4,559 and $7,427 as a result of the pro forma fair value adjustments related to assets subject to depletion identified in the estimated purchase price allocation;

k) an increase to share based payments of $193 to reflect the revaluation of EMX deferred share units prior to settlement;

l) a decrease in finance expenses of $1,197 and $3,814 respectively related to the settlement of EMX's credit facility with Franco Nevada Corporation;

m) an increase to impairment charges of $453 to reflect the write-off of deferred charges which related to a proposed shelf prospectus offering for EMX; and

n) an increase in other expenses of $378 relating to settlement of the unamortized deferred financing costs related to EMX's loan payable.

6. Unaudited Pro Forma Share Capital

Elemental's unaudited pro forma share capital after the Transaction as at June 30, 2025, has been determined as:

	Share Capital
	Number	Amount	Reserves	AOCI	Deficit	Total
Issued and outstanding as at June 30, 2025	24,576,259	$217,449	$7,616	$1,380	$(25,176)	$201,269
Elemental Shares issued in private placement	7,502,502	100,000	-	-	-	100,000
Elemental Shares issued in share exchange with EMX	31,309,090	464,112	-	-	-	464,112
Fair value of EMX warrants adjusted to be exercisable for Elemental Shares	-	-	5,173	-	-	5,173
Fair value of EMX replacement options	-	-	14,445	-	-	14,445
Pro forma balance issued and outstanding	63,387,851	$781,561	$27,234	$1,380	$(25,176)	$784,999

In connection with the Transaction, on September 16, 2025, Elemental completed a consolidation of all of the issued and outstanding Elemental Shares at a ratio of one (1) post consolidation Elemental share for every ten (10) pre-consolidation Elemental Shares. All references to Elemental Shares and the price thereof in these pro forma consolidated financial statements have been retrospectively adjusted to reflect a 10:1 share consolidation.

Notes to the Pro Forma Consolidated Financial Statements

As at June 30, 2025

Unaudited - Expressed in U.S. Dollars ($000s), except per share amounts

7. Unaudited Pro Forma Earnings (Loss) per Share

For the purposes of the unaudited pro forma consolidated financial statements, the basic and diluted earnings (loss) per share has been calculated based on the actual basic and diluted weighted average number of Elemental Shares outstanding for the respective period as well as the number of Elemental Shares issued in connection with the Transaction as if the Transaction had occurred on January 1, 2024. As discussed herein, the actual number of Elemental Shares issuable under the Transaction will be adjusted based on the number of EMX Shares outstanding on closing of the Transaction:

	June 30, 2025	December 31, 2024
Weighted average number of Elemental Shares outstanding - basic	24,576,259	20,429,742
Weighted average number of Elemental Shares outstanding - diluted	24,576,259	20,429,742
Elemental Shares to be issued under the Private Placement	7,502,502	7,502,502
Elemental Shares to be issued under the Transaction	31,309,090	31,309,090
Pro-Forma weighted average Elemental Shares outstanding - basic	63,387,851	59,241,334
Pro-Forma weighted average Elemental Shares outstanding - diluted	63,387,851	59,241,334
Pro-Forma consolidated net income (loss)	$1,955	$(8,096)
Pro-Forma earnings (loss) per share - basic	$0.03	$(0.14)
Pro-Forma earnings (loss) per share - diluted	$0.03	$(0.14)

8. Subsequent Events

Subsequent to the end of the period, Elemental announced a $52,000 acquisition of an uncapped 2% gross revenue royalty over Genesis Minerals' Focus Laverton Project in Western Australia, which is expected to close in Q4 2025. Additionally, Elemental announced a $16,500 acquisition of an uncapped 2.0 - 2.5% net smelter return royalty on Pasifino Gold's feasibility-stage Dugbe Project in Liberia, which closed in Q3 2025.

TAKE ACTION AND VOTE TODAY

The EMX Board of Directors Recommends a Vote FOR the Arrangement Resolution

Vote Well in Advance of the Proxy Deadline on October 31, 2025 at 10:00 a.m. (Vancouver time)

	Registered Securityholders	Non-Registered Shareholders
	EMX Shares and/or EMX Options held in own name and represented by a physical certificate or DRS.	EMX Shares held with a broker, bank or other intermediary.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the proxy form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITATION AGENT
LAUREL HILL ADVISORY GROUP:

North American Toll-Free: 1-877-452-7184

Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com